

2024 Annual Report

You may also view the 2024 annual report
on the Investor section of our website (www.darlingii.com).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 28, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number   001-13323

DARLING INGREDIENTS INC.

(Exact name of registrant as specified in its charter)

Delaware	**36-2495346**
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification Number)
5601 N MacArthur Blvd.,	
Irving, Texas	**75038**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(972) 717-0300**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on Which Registered
Common Stock $0.01 par value per share	DAR	New York Stock Exchange ("NYSE")

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit files).   Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the shares of common stock held by nonaffiliates of the Registrant was approximately $5,781,898,000 based upon the closing price of the common stock as reported on the NYSE on that day. (In determining the market value of the Registrant's common stock held by non-affiliates, shares of common stock beneficially owned by directors, officers and holders of more than 10% of the Registrant's common stock have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.)

There were 158,873,042 shares of common stock, $0.01 par value, outstanding at February 20, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Selected designated portions of the Registrant's definitive Proxy Statement in connection with the Registrant's 2025 Annual Meeting of stockholders are incorporated by reference into Part III of this Annual Report.

Auditor Name: KPMG LLP   Auditor Location: Dallas, Texas   Auditor Firm ID: 185

DARLING INGREDIENTS INC. AND SUBSIDIARIES
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 28, 2024

TABLE OF CONTENTS

ITEM 1. BUSINESS

GENERAL

Founded by the Swift meat packing interests and the Darling family in 1882, Darling Ingredients Inc. ("Darling", and together with its subsidiaries, the "Company" or "we," "us" or "our") was incorporated in Delaware in 1962 under the name "Darling-Delaware Company, Inc." Darling changed its name from "Darling-Delaware Company, Inc." to "Darling International Inc." on December 28, 1993, and from "Darling International Inc." to "Darling Ingredients Inc." on May 6, 2014. The address of Darling's principal executive office is 5601 N MacArthur Boulevard, Irving, Texas, 75038, and its telephone number at this address is (972) 717-0300.

OVERVIEW

We are a global developer and producer of sustainable natural ingredients from edible and inedible bio-nutrients, creating a wide range of ingredients and customized specialty solutions for customers in the pharmaceutical, food, pet food, animal feed, industrial, fuel, bioenergy and fertilizer industries. In fiscal 2022 and fiscal 2023, the Company completed several acquisitions including two significant rendering operations, Valley Proteins in North America and the FASA Group in South America and a significant collagen operation, Gelnex, with processing located in South America and North America. See Note 3 to the Company's Consolidated Financial Statements for more information. With operations on five continents, the Company collects and transforms all aspects of animal by-product streams into useable and specialty ingredients, such as collagen, edible fats, feed-grade fats, animal proteins and meals, plasma, pet food ingredients, organic fertilizers, yellow grease, fuel feedstocks, green energy, natural casings and hides. The Company also recovers and converts recycled oils (used cooking oil and animal fats) into valuable feed ingredients, and collects and processes residual bakery products into feed ingredients. In addition, the Company provides environmental services, such as grease trap collection and disposal services to food service establishments. In fiscal year 2024, the Company generated $5.7 billion in revenues and $278.9 million in net income attributable to Darling.

North America

We are a leading provider of animal by-product processing, used cooking oil and bakery residual recycling and recovery solutions to the U.S. food industry. We operate over 150 processing and transfer facilities in the United States to produce finished products such as protein (primarily meat and bone meal ("MBM") and poultry meal ("PM")), meat products for the pet food industry, blood products (plasma and whole blood), collagen, fats (primarily bleachable fancy tallow ("BFT"), poultry grease ("PG") and yellow grease ("YG")), bakery by-products ("BBP") and hides, as well as a range of branded and value-added products. Darling sells these products in North America and throughout the world, primarily to producers of animal feed, pet food, renewable energy (including biofuels), fertilizer and other consumer and industrial ingredients, including oleo-chemicals, soaps and leather goods, for use as ingredients in their products or for further processing. In the United States, Darling is a partner with Valero Energy Corporation in Diamond Green Diesel, a renewable fuel producer, which converts used cooking oils, animal fats and other feedstocks into valuable biofuel products. In Canada, the Company is a leading recycler of animal by-products. Darling's Canadian ingredients business processes raw materials into finished fat and protein products for use in animal feed, pet food, fertilizer and other ingredients. Darling's Canadian ingredients business has a network of six facilities in Manitoba, Ontario, Quebec and Nova Scotia.

International

Darling Ingredients International, our subsidiary, is a worldwide leader in the development and production of specialty ingredients from animal by-products for applications in the pharmaceutical, food, pet food, animal feed, industrial, fuel, renewable energy and fertilizer industries. Darling Ingredients International operates a global network of 83 production facilities across five continents, including Europe, Asia, Australia, South America and North America covering all aspects of animal by-product processing through multiple brands, some of which are: Rendac (fuel), Sonac (proteins, fats, edible fats and blood products), FASA (proteins and fats), Ecoson (bioenergy and fertilizer), Rousselot (collagen), Gelnex (collagen) and CTH (natural casings). Darling Ingredients International's specialized portfolio of over 350 products covers all animal origin raw material types and thereby offers a comprehensive, single source solution for suppliers. Darling Ingredients International's rendering and specialties business has leading positions across Europe, China and South America, with European operations in the Netherlands, Belgium, Germany, Poland and Italy, under the Ecoson, Rendac, Sonac and FASA brand names. Value-added products include edible fats, blood products, bone products, protein meals and fats. Rousselot and Gelnex are global leading market providers of collagen for the food, pharmaceutical and technical industries with operations in Europe, the United States,

South America and China. CTH is a leading natural casings company for the sausage industry with operations in Europe and China.

Operating Segments

The Company's business operates within three reportable operating segments: Feed Ingredients, Food Ingredients and Fuel Ingredients.

The Feed Ingredients operating segment includes the Company's global activities related to (i) the collection and processing of beef, poultry and pork animal by-products in North America, Europe and South America into non-food grade oils and protein meals, (ii) the collection and processing of bakery residuals in North America into Cookie Meal®, which is predominantly used in poultry and swine rations, (iii) the collection and processing of used cooking oil in North America and South America into non-food grade fats, (iv) the collection and processing of porcine and bovine blood in China, Europe, North America and Australia into blood plasma powder and hemoglobin, (v) the processing of selected portions of slaughtered animals into a variety of meat products for use in pet food in Europe, North America and South America, (vi) the processing of cattle hides and hog skins in North America, (vii) the production of organic fertilizers using protein produced from the Company's animal by-products processing activities in North America and Europe, (viii) the rearing and processing of black soldier fly larvae into specialty proteins and fats for use in animal feed and pet food in North America; and (ix) the provision of grease trap services to food service establishments in North America. Non-food grade oils and fats produced and marketed by the Company are principally sold to third parties to be used as ingredients in animal feed and pet food, as an ingredient for the production of biodiesel, renewable diesel and sustainable aviation fuel ("SAF"), or to the oleo-chemical industry to be used as an ingredient in a wide variety of industrial applications. Protein meals, blood plasma powder and hemoglobin produced and marketed by the Company are sold to third parties to be used as ingredients in animal feed, pet food and aquaculture.

The Food Ingredients operating segment includes the Company's global activities related to (i) the purchase and processing of beef and pork bone chips, beef hides, pig skins, and fish skins into collagen in Europe, China, South America and North America, (ii) the collection and processing of porcine and bovine intestines into natural casings in Europe and China, (iii) the extraction and processing of porcine mucosa into crude heparin in Europe, (iv) the collection and refining of animal fat into food grade fat in Europe, and (v) the processing of bones to bone chips for the collagen industry and bone ash in Europe. Collagens produced and marketed by the Company are sold to third parties to be used as ingredients in the pharmaceutical, nutraceutical, food, pet food, and technical (e.g., photographic) industries. Natural casings produced and marketed by the Company are sold to third parties to be used as an ingredient in the production of sausages and other similar food products.

The Fuel Ingredients operating segment includes the Company's global activities related to (i) the Company's share of the results of its equity investment in Diamond Green Diesel Holdings LLC, a joint venture with Valero Energy Corporation ("Valero") to convert animal fats, recycled greases, used cooking oil, inedible corn oil, soybean oil, or other feedstocks that become economically and commercially viable into renewable fuels/products, such as renewable diesel and SAF ("DGD" or the "DGD Joint Venture") as described in Note 1 and Note 2 to the Company's Consolidated Financial Statements for the period ended December 28, 2024 included herein, (ii) the conversion of organic sludge and food waste into biogas in Europe, (iii) the collection and conversion of fallen stock and certain animal by-products pursuant to applicable EU regulations into low-grade energy sources to be used in industrial applications in Europe, and (iv) the processing of manure into natural bio-phosphate in Europe.

For financial information about our operating segments and geographic areas, refer to Note 21 and Note 22 to the Company's Consolidated Financial Statements for the period ended December 28, 2024 included herein.

Fiscal Year 2024, 2023 and 2022 Total Net Sales

Darling's total net sales from fiscal year 2024, 2023 and 2022 by operating segment were as follows (in thousands):

	Fiscal Year 2024		Fiscal Year 2023		Fiscal Year 2022	
Total net sales:						
Feed Ingredients	$ 3,675,609	64.3 %	$ 4,472,592	65.9 %	$ 4,539,000	69.5 %
Food Ingredients	1,489,101	26.1	1,752,065	25.8	1,459,630	22.3
Fuel Ingredients	550,465	9.6	563,423	8.3	533,574	8.2
Total	$ 5,715,175	100.0 %	$ 6,788,080	100.0 %	$ 6,532,204	100.0 %

OPERATIONS

Feed Ingredients Segment

Our Feed Ingredients segment consists principally of (i) our U.S. ingredients and specialty products businesses, including our fats and proteins, used cooking oil, and trap grease collection business, our Canadian ingredients business, and the ingredients and specialty products businesses conducted by Darling Ingredients International under the Sonac and FASA names (proteins, fats and plasma products) and (ii) our bakery residuals business.

Animal By-Products

North American Operations

Raw materials: The Company's North American animal by-products operations collect beef, poultry and pork by-products, which are collected primarily from slaughterhouses, grocery stores, butcher shops and food service establishments. These raw materials are collected in one of two manners. Certain large suppliers, such as large slaughterhouses, are furnished with bulk containers (typically trailers) in which the raw material is loaded. We provide the remaining suppliers, primarily grocery stores and butcher shops, with containers in which to deposit the raw material. The containers are picked up by, or emptied into, the Company's trucks on a periodic basis. The type and frequency of service is determined by individual supplier requirements, the volume of raw material generated by the supplier, supplier location and weather, among other factors. The raw materials we collect are transported either directly to a processing plant or to a transfer station where materials from several collection routes are loaded into trailers and transported to a processing plant. These raw materials are delivered to plants for processing usually within 24 hours of collection to deter spoilage.

Processing operations: We produce finished products primarily through the grinding, cooking, separating, drying, and blending of various raw materials. The process starts with the collection of animal by-products, including fat, bones, feathers, offal and other animal by-products. The animal by-products are ground and heated to evaporate and remove water and separate fats from animal tissue, as well as to sterilize and make the material suitable as an ingredient for animal feed. The separated fats, tallows and greases are then centrifuged and/or refined for purity. The remaining solid product is pressed to remove additional oils to create protein meals. The protein meal is then sifted through screens and ground further if necessary to produce an appropriately sized protein meal. The primary finished products derived from the processing of animal by-products are MBM, PM (both feed grade and pet food), PG, tallow, feather meal and blood meal. In addition, at certain of our facilities, we are able to operate multiple process lines simultaneously, which provides us with the flexibility and capacity to separate certain raw material streams to manufacture premium and value-added products in addition to our principal finished products. Because of these processing controls, we are able to produce premium products with in-demand qualities compared to our standard finished products, and such premium products command premium prices.

International Operations

Darling Ingredients International's ingredients and specialty products businesses are operated under the Sonac and FASA names by our Sonac C3 and Sonac Blood business activities. The Sonac and FASA ingredients and specialty products businesses of Darling Ingredients International operate similarly to our North American ingredients division. However, the Sonac businesses, with the exception of Sonac C3, further separate raw material streams to add additional value to each stream.

Sonac C3 processes animal by-products collected primarily from slaughterhouses, into proteins and fats for applications used in the pet food, feed, technical, biofuels and oleo-chemical markets. Oleo-chemical producers use fats to produce specialty ingredients used in paint, rubber, paper, concrete, plastics and a variety of other consumer and industrial products.

Sonac Blood processes bovine, porcine and ovine blood by separating blood into plasma and hemoglobin and produces specialized end products for application in the feed and pet food markets. Sonac Blood's end products include plasma, fibrimex, globin and hemin.

Used Cooking Oil

The Company is a leading collector and processor of used cooking oil in North America for use as a feed ingredient and feedstock for the production of valuable low carbon biofuels. The Company estimates it collects used cooking oil from approximately 162,700 locations in the U.S. The Company's primary customer for this product is the DGD Joint Venture.

Raw materials: Used cooking oil is collected from restaurants, food service establishments, industrial operations and grocery stores. Many of our suppliers operate stores that are part of national chains. Used cooking oil is placed in various sizes and types of containers and supplied to the Company under mutually agreeable contract terms. In some instances, these containers are unloaded directly onto our trucks, while in other instances used cooking oil is pumped through a vacuum hose into the truck. We provide several types of containers for used cooking oil collection to food service establishments, which are proprietary self-contained collection systems that are housed either inside or outside the establishment, with the used cooking oil from indoor containers pumped directly into collection vehicles via an outside valve. The frequency of all forms of used cooking oil collection is determined by the volume of oil generated by the restaurant, food service establishment, industrial operations or grocery store.

Processing operations: The used cooking oil we collect is heated, settled, and purified for use as a feedstock for biofuels or as an ingredient for animal feed.

Bakery Residuals

The Company is a leading processor of bakery residuals in the United States. The bakery residuals division, which operates solely in the United States, collects bakery residual materials and processes the raw materials into BBP, including Cookie Meal®, an animal feed ingredient primarily used in poultry and swine rations.

Raw materials: Bakery residuals are collected from large commercial bakeries that produce a variety of products, including cookies, crackers, cereal, bread, dough, potato chips, pretzels, sweet goods and biscuits. The Company collects these materials by bulk loading onsite at the bakeries utilizing proprietary equipment, the majority of which is designed, engineered, manufactured and installed by us. All of the bakery residuals that the Company collects are bulk loaded, which we believe represents a significant advantage over competitors that receive a large percentage of raw materials from less efficient, manual methods. The receipt of bulk-loaded bakery residuals allows us to significantly streamline our bakery recycling process, reduce personnel costs, and maximize freight savings by hauling more tons per load.

Processing operations: The highly automated bakery residuals production process involves sorting and separating raw material, mixing it to produce the appropriate nutritional content, drying it to reduce excess moisture, and grinding it to the consistency of animal feed. During the bakery residuals process, packaging materials are removed. The packaging material is fed into a combustion chamber along with sawdust, and heat is produced. This heat is used in the dryers to remove moisture from the raw materials that have been partially ground. Finally, the dried meal is ground to the specified granularity. The finished product, which is tested to ensure that the caloric and nutrient contents meet specifications, is a nutritious additive used in animal feed.

Other Products/Services

Our Feed Ingredients segment also includes the Company's organic fertilizer business conducted under the Nature Safe® name, insect protein business conducted under the EnviroFlight® name, hides businesses and grease trap services business.

- Our fertilizer operations utilize finished products from our animal by-products division to manufacture organic fertilizers from ingredients approved by the U.S. Department of Agriculture ("USDA") to be used in organic farming which contain no waste by-products (i.e., sludge or sewage waste). The Company's North American fertilizer products are predominantly sold to golf courses, sports facilities, organic farms and landscaping companies.

- Our EnviroFlight business utilizes technologies which enable the rearing of non-pathogenic black soldier fly larvae, which larvae are then processed to produce specialty proteins and oils for use as an ingredient in animal feed and pet food.

- Our hides operations process hides and skins from beef and hog processors, respectively, into outputs used in commercial applications, such as the leather industry. We sell treated hides and skins to external customers, the majority of which are tanneries. Fresh and salted hides and fresh skins are sold to tanneries, automotive companies, leather processors and to the shoe and furniture industries in Italy, Germany and China.

- Our grease trap services business provides our customers with a comprehensive set of solutions to their trap grease disposal needs, including manifests for regulatory compliance, computerized routing for consistent cleaning and comprehensive trap cleaning. The trap grease we collect is transported to waste treatment centers.

Food Ingredients Segment

Our Food Ingredients segment consists principally of (i) the collagen business conducted by Darling Ingredients International under the Rousselot and Gelnex names, (ii) the natural casings business conducted by Darling Ingredients International under the CTH name and (iii) certain specialty products businesses conducted by Darling Ingredients International under the Sonac name.

Collagen

Rousselot (which includes Gelnex) is a global leading market provider of collagen for the food, nutraceutical, pharmaceutical and technical (e.g., photographic) industries with operations in Europe, China, South America and the United States. Rousselot has a network of 16 production plants and 11 sales locations, covering sales into more than 85 countries. Collagen is a functional ingredient, which means that it typically acts as a critical component in a larger end product. Due to its functionality and characteristics, collagen is used in a large variety of end products and its demand is growing. While collagen sells at a higher price per unit than many other Darling products, in many cases it only comprises a small portion of a customer's end product cost, such as for many pharmaceutical end markets. We have experienced that many customers value quality and consistency, supply reliability, application know-how and regulatory support and therefore, price volatility is typically less than other Darling products. Rousselot's profitability is mainly driven by value recognized for high quality and supply reliability, and its ability to transfer increases in net raw material costs to its customers on a timely basis, allowing it to realize a relatively stable margin per kilogram of collagen. Rousselot produces collagen from pigskin, beef hides, animal bones and fish. Raw material prices are mainly driven by quality and supply versus demand. Finished product sales prices are also mainly driven by market supply and demand by product and quality. Rousselot enters into formal arrangements related to raw material purchases that differ by raw material type, by duration and by regional area. Rousselot markets its collagen products under different brands, such as the "Peptan", "Peptinex" and "Nextida™" brands; which are fast-growing specialty ingredient brands positioned specifically towards nutritional supplements for customers focusing on improved bone, joint, skin and other targeted health benefits.

Other Specialty Products

In addition, our Food Ingredients segment includes the Sonac bone, heparin and edible fat businesses currently operated by Darling Ingredients International under the Sonac name:

- Sonac Fat primarily melts, refines and packages animal fat into food grade fat for the food markets.

- Sonac Bone processes porcine bones into fat, bone protein, glue, bone ash and bone chips for the feed, pet food, food and collagen industries.

- Sonac Heparin extracts crude heparin from hydrolyzed mucosa for application in the pharmaceutical industry.

Natural Casings

The CTH business of Darling Ingredients International is a leading natural casings company for the sausage business with operations in Europe and China. CTH Casings harvests, sorts and sells hog and sheep casings for worldwide food markets, particularly sausage manufacturers, and harvests, processes and sells hog and beef bowel package items for global pharmaceutical, food and feed market segments. CTH holds a leading position in the highly fragmented global casings market.

Fuel Ingredients Segment

Our Fuel Ingredients segment consists of (i) our investment in the DGD Joint Venture and (ii) the bioenergy business conducted by Darling Ingredients International under the Ecoson and Rendac names.

Diamond Green Diesel

The DGD Joint Venture currently operates two renewable diesel plants, one located adjacent to Valero's St. Charles Refinery in Norco, Louisiana (the "DGD St. Charles Plant") and one located adjacent to Valero's Port Arthur Refinery in Port Arthur, Texas (the "DGD Port Arthur Plant" and, together with the DGD St. Charles Plant, the "DGD Facilities"), with a combined renewable diesel production capacity of approximately 1.2 billion gallons per year. Renewable diesel is a low-carbon transportation fuel that is interchangeable with diesel produced from petroleum and is produced at the DGD Facilities using an advanced hydroprocessing-isomerization process licensed from UOP LLC, known as the Ecofining™ Process, and a pretreatment process developed by the Desmet Ballestra Group, to convert fats (animal fats, used cooking oils, distillers corn oil and vegetable oils) into renewable diesel, renewable naphtha and other light end renewable hydrocarbons. In addition, the DGD Port Arthur Plant has the capability to upgrade approximately 50% of its current 470 million gallon annual production capacity to SAF, which has an estimated lifecycle greenhouse gas emission reduction of up to 80%, compared to conventional jet fuel.

The DGD Joint Venture was formed in January 2011 to design, engineer, construct and operate the DGD St. Charles Plant, which reached mechanical completion and began production of renewable diesel and certain other co-products in late June 2013. In October 2021, the DGD Joint Venture completed an expansion of the DGD St. Charles Plant that increased its renewable diesel production capability to up to 750 million gallons per year of renewable diesel, as well as separating renewable naphtha (approximately 30 million gallons) and other light end renewable hydrocarbons for sale into low carbon fuel markets. Additionally, in November 2022 the DGD Joint Venture completed the construction of the DGD Port Arthur Plant, with a capacity to produce 470 million gallons per year of renewable diesel and 20 million gallons per year of renewable naphtha and having similar logistics flexibilities as those of the DGD St. Charles Plant. Furthermore, in November 2024, the DGD Joint Venture completed a capital project at the DGD Port Arthur Plant to provide the plant with the capability to upgrade approximately 50% of its current 470 million gallon annual production capacity to SAF.

The DGD Facilities receive feedstocks primarily by rail and trucks owned by third parties as well as imports via ships. We are a party to a raw material supply agreement with the DGD Joint Venture pursuant to which we are obligated to offer to supply the DGD Joint Venture a portion of the feedstock requirements at the DGD St. Charles Plant at market rates; however, the DGD Joint Venture is not obligated to purchase all or any part of its feedstock requirements from us. The DGD Joint Venture markets its renewable fuels/products under the Diamond Green Diesel® brand, primarily to obligated parties that produce or import petroleum-based fuels into regions subject to renewable fuels obligations or markets with voluntary low-carbon fuel demand. The DGD Joint Venture markets its renewable fuels/products both domestically and internationally into regions with established low-carbon programs or voluntary demand, with most such production distributed primarily by rail and ships owned by third parties.

We account for the DGD Joint Venture as an "investment in an unconsolidated subsidiary."

Bioenergy

In Europe, Ecoson produces green power from biogas production out of organic sludge and food waste for combined heat plant installations. Ecoson is the largest industrial digestion operation in the Netherlands and Belgium. In addition, Ecoson's fat refinery produces refined fats and fatty acids. Ecoson also processes manure into natural biophosphate for use as fertilizer and green gas.

Rendac collects fallen stock and animal waste, also referred to as Category 1 and Category 2 material under EU Regulation 1069/2009, from farmers and slaughterhouses, and processes these materials into fats and meals, which can only be used as a low grade source of energy or fuel for boilers and cement kilns. With a specialized collection fleet of approximately 330 trucks, Rendac collects raw materials in the Netherlands, Germany, Luxembourg and Belgium. This business is a market leader in the countries of Belgium, the Netherlands and Luxembourg (the "Benelux region") and certain parts of Germany, a predominantly regulated market with spare capacity requirements and long-term contracts with local governments. The market for the collection and processing of fallen stock in these regions is regulated, and government contracts provide for exclusivity of the service to the contracted partner.

Raw materials pricing and supply contracts

We have two primary pricing arrangements (formula and non-formula) with our suppliers of poultry, beef, pork, bakery residuals and used cooking oil. Under a "formula" arrangement, the charge or credit for raw materials is tied to published prices for finished products or competing or related ingredients after deducting processing, freight and other fees. We also acquire raw material under "non-formula" arrangements whereby suppliers are either paid a fixed price, are not paid, or are charged a collection fee, depending on various economic and competitive factors. The credit received or amount charged for raw materials under both formula and non-formula arrangements is based on various factors, including the type of raw materials, demand for the raw materials, the expected value of the finished product to be produced, the anticipated yields, the volume of material generated by the supplier and processing and transportation costs. Formula prices are generally adjusted on a weekly, monthly or quarterly basis, while non-formula prices or charges are adjusted as needed to respond to changes in finished product prices or related operating costs. Since most of our raw materials are residual by-products of meat processing and other food production, we are not able to contract with our suppliers to increase supply if demand for our products increases.

A majority of our U.S. volume of rendering raw materials, including substantially all of our significant poultry accounts, and substantially all of our bakery feed raw materials are acquired on a "formula basis," which in most cases is set forth in contracts with our suppliers, generally with multi-year terms. These "formulas" allow us to manage the risk associated with decreases in commodity prices by adjusting our costs of materials based on changes in the price of our finished products, while also permitting us, in certain cases, to benefit from increases in commodity prices. The formulas provided in these contracts are reviewed and modified both during the term of, and in connection with the renewal of, the contracts to maintain an acceptable level of sharing between us and our suppliers of the costs and benefits from movements in commodity prices. Approximately 91% of Darling's U.S. volume of raw materials in fiscal year 2024 was acquired on a "formula" basis. A majority of Darling's Canadian ingredients volume of rendering raw materials are acquired based on prices fixed on a monthly basis with suppliers, with the remaining portion acquired on a "formula basis." Darling Ingredients International (including North American operations) acquires a majority of its volume of rendering raw materials at spot or quarterly fixed prices and, in general, has no long-term contracts with its key suppliers.

Certain of the Company's geographic regions' facilities are highly dependent on one or a few suppliers. During the 2024 fiscal year, the Company's 10 largest raw materials suppliers in North America accounted for approximately 36% of the total raw material processed by the Company in North America, with one single supplier accounting for approximately 8% of the total raw material processed in North America. In Europe, the Company's 10 largest raw material suppliers accounted for approximately 30% of the total raw material processed by the Company in Europe, with one single supplier accounting for approximately 9% of the total raw material processed in Europe. In China, the Company's 10 largest raw material suppliers accounted for approximately 36% of the total raw material processed by the Company in China, with one single supplier accounting for approximately 10% of the total raw material processed in China. In South America, the Company's 10 largest raw material suppliers accounted for approximately 45% of the total raw material processed by the Company in South America, with one single supplier accounting for approximately 17% of the total raw material processed in South America. See "Risk Factors - A significant percentage of our revenue is attributable to a limited number of suppliers and customers." Should any of these suppliers choose alternate methods of disposal, cease or materially decrease their operations, have their operations interrupted by casualty, or otherwise cease using, or reduce the use of, the Company's collection services, any operating facilities dependent on such suppliers could be materially and adversely affected. (See "Risk Factors-Certain of our operating facilities are highly dependent upon a single or a few suppliers.") For a discussion of the Company's competition for raw materials, see "Competition."

MARKETING, SALES AND DISTRIBUTION OF FINISHED PRODUCTS

The Company sells its finished products worldwide. Finished product sales are primarily managed through our commodity trading departments. With respect to our North American operations, we have trading departments located at our corporate headquarters in Irving, Texas, at our regional office in Cold Spring, Kentucky and our regional office in Winchester, Virginia. Darling Ingredients International's finished product sales are managed primarily through trading departments that are located in Son en Breugel, the Netherlands, and through various offices located in Europe, Asia, South America and North America. Where appropriate, we coordinate international sales of common products in order to market them more efficiently. Our sales force is in contact with customers daily and coordinates the sale, and assists in the distribution of, most finished products produced at our processing plants. The Company also sells its finished products internationally directly to customers or, in some cases, through commodities brokers and agents. We market certain of our finished products under our Dar Pro Ingredients brand, certain specialty products under the Sonac and FASA names, collagen products under the Rousselot and Gelnex names and natural casings under the CTH name. See Note 22 of Notes to Consolidated Financial Statements included herein for a breakdown of the Company's sales by geographic regions.

The Company sells finished products in North America and throughout the world, primarily to producers of animal feed, pet food, biofuel, fertilizer and other consumer and industrial products, including oleo-chemicals, soaps and leather goods, for use as ingredients in their products or for further processing. Certain of our finished products are ingredients that compete with alternatives, such as corn, soybean oil, inedible corn oil, palm oils, soybean meal and heating oil, based on nutritional and functional values; therefore, the actual pricing for those finished products, as well as competing products, can be quite volatile. While the Company's principal finished products are generally sold at prices prevailing at the time of sale, the Company's ability to deliver large quantities of finished products from multiple locations and to coordinate sales from a central location enables us to sell into the market with the highest return. The Company's premium, value-added and branded products command significantly higher pricing relative to the Company's principal finished product lines due to their enhanced qualities, which is a function of the Company's specialized processing and/or know-how. Customers for our premium, value-added and branded products include feed mills, pet food manufacturers, integrated poultry producers, the dairy industry and golf courses. Feed mills purchase meals, fats, blood products, and Cookie Meal® for use as feed ingredients. Pet food manufacturers require stringent feed safety certifications and consistently demand premium additives with certain qualities and specifications. As a result, pet food manufacturers may purchase premium or value-added products under supply contracts with us. Oleo-chemical producers use fats as feedstocks to produce specialty ingredients used in paint, rubber, paper, concrete, plastics and a variety of other consumer and industrial products. Darling Ingredients International's premium, value-added and branded products also command higher pricing, including with respect to collagen, natural casings, edible fat, heparin and specialty plasma products.

We obtain payment protection for most of our global export sales by requiring payment before shipment, either through bank letters of credit or cash against documents at the origin of the sale or guarantees of payment from government agencies. For U.S. sales, we are ordinarily paid for products in U.S. dollars and have not experienced any material currency translation losses or any material foreign exchange control difficulties. Darling Ingredients International's product sales are generally denominated in the local currency. However, in certain markets (such as South America), some product sales are denominated in non-functional currencies, such as U.S. dollars and euros. Darling Ingredients International hedges a portion of its non-functional currency product sales.

Our management monitors market conditions and prices for our finished products on a daily basis. If market conditions or prices were to significantly change, our management would evaluate and implement any measures that it may deem necessary to respond to the change in market conditions. For larger formula-based pricing suppliers, the indexing of raw material cost to finished product prices effectively establishes the gross margin on finished product sales at a stable level, providing us some protection from finished product price declines.

Finished products produced by the Company are shipped primarily by truck or rail from our plants shortly following production. While there can be some temporary inventory accumulations at various North American and international locations, particularly port locations for export shipments, and with the exception of collagen and natural casings, inventories rarely exceed three weeks' production and, therefore, we use limited working capital to carry those inventories. Our limited inventories also reduce our exposure to fluctuations in finished-product prices. With respect to collagen and natural casings, Darling Ingredients International, in contrast, has historically carried much larger inventories due to the manufacturing process and market dynamics related to those products, which requires a greater amount of working capital to carry these investments. Other factors that influence competition, markets and the prices that we receive for our finished products include the quality of our finished products, consumer health consciousness, worldwide credit conditions, currency fluctuations, tariffs, and government aid and regulations. From time to time, we enter into arrangements with our suppliers of raw materials pursuant to which these suppliers have the option to buy back our finished products at market prices.

The Company operates a fleet of trucks, trailers and railcars to transport raw materials from suppliers and finished products to customers or ports for transportation by ship. It also utilizes third-party freight companies to cost-effectively transfer materials and augment our in-house logistics fleet. Within our bakery and international by-products divisions, except for Rendac, substantially all inbound and outbound freight is handled by third-party logistics companies.

COMPETITION

We believe we are the only global ingredients company with products generated principally from animal-origin raw material types; however, we compete with a number of regional and local players in our various sub-segments and end markets.

The procurement of raw materials generally presents greater challenges to our business than the sale of finished products. In North America, consolidation within the meat processing industry has resulted in bigger and more efficient slaughtering operations, the majority of which utilize "captive" renderers (rendering operations integrated with the meat or poultry packing operation). At the same time, there has been limited to no growth in the number of small meat processors, which have historically been a dependable source of supply for non-captive renderers, such as us. In addition, the slaughter rates in the meat processing industry are subject to economic conditions and, as a result, during periods of economic decline, the availability, quantity and quality of raw materials available to the independent renderers decreases. The need for food service establishments in the United States to comply with environmental regulations concerning the proper disposal of used restaurant cooking oil should continue to provide a growth area for this raw material source. The rendering industry is highly fragmented with a number of local slaughtering operations that provide us with raw materials. In North America, we compete with other rendering, restaurant services and bakery residual businesses, and alternative methods of disposal of animal processing by-products and used restaurant cooking oil provided by trash haulers, waste management companies, renewable energy companies, anaerobic digestion companies and others. In addition, U.S. food service establishments have increasingly experienced theft of used cooking oil. A number of our competitors for the procurement of raw material are experienced, well-capitalized companies that have significant operating experience and historic supplier relationships. Competition for available raw materials is based primarily on price and proximity to the supplier.

In marketing our finished products domestically and internationally, we face competition from other processors and from producers of other suitable ingredient alternatives. However, we differentiate ourselves through the scope and depth of our product portfolio and geographic footprint. While we compete with a number of well capitalized companies across our business, such as Cargill, Inc., Tyson Foods, Inc. and JBS & Company in the U.S. products business, and others in the global collagen, bone products, and blood products business, we do not have a single competitor that we compete with across all of our products or geographies.

SEASONALITY AND SEVERE WEATHER

Although the amount of raw materials made available to us in each of our segments by our suppliers is relatively stable on a weekly basis, it is impacted by seasonal factors, including holidays, during which the availability of raw materials declines because major meat and poultry processors are not operating, and cold and other severe weather and natural disasters, which can hinder the collection of raw materials and may increase with the physical impacts of climate change. Warm weather can also adversely affect the quality of raw materials processed and our yields on production because raw material deteriorates more rapidly in warm weather than in cooler weather. Weather can vary significantly from one year to the next and may impact the comparability of our operating results between periods. The amount of bakery residuals we process generally increases during the summer from June to September. Collagen sales generally decline in the summer.

CLIMATE CHANGE

There is a growing global concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency of extreme weather and natural disasters. We are subject to physical, operational, transitional and financial risks associated with climate change and global, regional and local weather conditions, as well as by legal, regulatory and market responses to climate change. We assess climate-related regulatory risks as part of our risk management process; however, due to the level of uncertainty regarding what legislative or regulatory requirements may be enacted, we are unable to estimate the impact of climate-related developments on our results of operations or financial condition. For more information on the risks we face related to climate change, including potential regulatory developments that may increase our operating costs, please see the risk factors in Item 1A. Risk Factors, under the captions "*Seasonal factors and weather, including the physical impacts of climate changes, can impact the availability, quality and volume of raw materials that we process and negatively affect our operations;*" "*Our operations are subject to various laws, rules and regulations including those relating to the protection of the environment and to health and safety, and we could incur significant costs to comply with these requirements or be subject to sanctions or held liable for damages, including environmental damages;*" and "*We may not be able to achieve our climate, sustainability or other such goals, targets or objectives.*"

INTELLECTUAL PROPERTY

The Company maintains valuable trademarks, service marks, copyrights, trade names, trade secrets, proprietary technologies and similar intellectual property, and considers our intellectual property to be of material value. We have registered or applied for registration of certain of our intellectual property, including the tricolor triangle used in our signage and logos and the names "Darling," "Darling Ingredients", "Griffin Industries," "Dar Pro Solutions," "Dar Pro," "Rousselot," "Gelnex," "Sonac," "FASA," "Ecoson," "Rendac," "Rothsay," "Nature Safe," "CleanStar," "Peptan," "Nextida," "Cookie Meal," and "Bakery Feeds," and certain patents, both domestically and internationally, relating to raw material collection, storage, monitoring and protection from theft, new products, new uses and applications for products and processes for preparing nutritional supplements and the drying and processing of raw materials.

HUMAN CAPITAL

We are committed to having an engaged, diverse and inclusive workplace that fosters learning, development and innovation, and we are committed to building a culture and working environment that is inclusive and respectful for all, and where our employees can do their best work and feel valued for their contributions. We are keenly aware that our people are fundamental to the ongoing success of our business. Accordingly, we are committed to the health, safety and wellness of our employees. In this regard, we have a strong health and safety program that focuses on implementing policies and training programs, as well as performing self-audits, all designed to keep our employees injury free.

We retain talent by providing employees with training, mentoring and career development. We offer online and in-person training for employees throughout their career. This begins with onboarding training for all new employees on a variety of topics, from cybersecurity to business ethics. Further training is then customized to each employee's role, responsibilities and individual career aspirations. To facilitate growth and development, we have put several initiatives in place, including leadership training programs such as Darling Leadership Academy, Darling University and Darling Involve and Explore International Leadership Training. Combined with additional subject-specific training, these programs support skill building in the areas of communication, conflict resolution, decision making, inclusive leadership, performance management tactics and more. To encourage job growth and career advancement for all employees, we announce job openings internally before advertising them externally. In addition, to encourage ongoing leadership development and remove potential barriers to continuing education, we offer an educational assistance program for employees who wish to pursue a degree program or professional certification.

As of December 28, 2024, the Company employed globally approximately 15,500 persons full-time. While we have no national or multi-plant union contracts, at December 28, 2024, approximately 16% of the Company's North American employees were covered by multiple collective bargaining agreements. In addition, approximately 64% of Darling Ingredients International's employees are covered by various collective bargaining agreements. Management believes that our relations with our employees and their representatives are satisfactory. There can be no assurance, however, that these satisfactory arrangements will continue, or that new agreements will be reached without union action or on terms satisfactory to us.

REGULATIONS

We are subject to the rules and regulations of various federal, state, local and foreign governmental agencies including, but not limited to, the following principal governmental agencies in the following countries:

United States

- *The Food and Drug Administration* ("FDA"), which regulates pharmaceutical products and food and feed safety. The FDA is responsible for enforcement of rules (21 C.F.R. 589.2000 and 589.2001, referred to herein as the "BSE Feed Rule") to prevent the spread of bovine spongiform encephalopathy ("BSE"), which is commonly referred to as "mad cow" disease. These regulations prohibit the use of mammalian proteins, with some exceptions, and tallow having more than 0.15% impurities in feeds for cattle, sheep and other ruminant animals. In addition, the BSE Feed Rule prohibits the use of brain and spinal cord material from cattle aged 30 months and older or the carcasses of such cattle, if the carcasses are not inspected and passed for human consumption and the brain and spinal cord are not removed, in the feed or food for all animals. The FDA has also implemented restrictions on the use of specified risk materials ("SRM"), material from nonambulatory disabled cattle, and other specified cattle materials in human food (21 C.F.R. 189.5) and in cosmetics (21 C.F.R. 700.27). In addition, the FDA is responsible for implementing and enforcing the FDA Food Safety Modernization Act ("FSMA"), which gives the FDA a series of powers intended to better protect human and animal health by adopting a modern, preventive and risk-based approach to food safety regulation. In addition, to various authorities granted to the FDA by FSMA, the FDA has also finalized major rules under FSMA affecting the production, importation and transport of human and animal food. These authorities and regulations include:

  - Mandatory recall authority for adulterated or misbranded foods where the use of or exposure to such foods is likely to cause serious adverse health consequences or death to humans or animals, if the responsible party fails to cease distribution and recall such adulterated or misbranded foods voluntarily.

  - Regulations that define the FDA's administrative detention authority to include the authority to detain an article of food if there is reason to believe the food is adulterated or misbranded.

  - Section 306 of the FSMA provides that the FDA must refuse admission of food into the United States if a foreign food establishment or foreign government refuses to permit entry for an inspection.

  - Section 102 of the FSMA amended facility registration requirements in the Federal Food, Drug and Cosmetic ("FD&C") Act for domestic and foreign manufacturers, processors, packers or holders of food for human or animal consumption, to require that facility registrations be renewed during the fourth quarter of each even-numbered year, beginning October 1, 2012, and that additional information be included in such registrations. FSMA also provides that, if the FDA determines that food manufactured, processed, packed, received, or held by a registered facility has a reasonable probability of causing serious adverse health consequences or death to humans or animals, the FDA may suspend the registration of a facility that created, caused, or was otherwise responsible for such reasonable probability, or knew or had reason to know of such probability and packed, received, or held the food.

▪ The FDA has issued final rules for preventive controls ("PCs") for human food and animal feed ("Human Food PC Rule" and "Animal Food PC Rule," respectively), which apply to registered FDA facilities that manufacture, process, pack and hold human or animal food and require these facilities to establish and implement written food safety plans, which include hazard analyses, PCs to ensure that significant hazards that are identified as needing to be controlled will be significantly reduced or prevented, monitoring of PCs, supply-chain controls if appropriate to control a significant hazard, recall plans, corrective action procedures, verification activities and record keeping standards. The Human Food PC Rule also updates existing Current Good Manufacturing Practices ("CGMPs"), and the Animal Food PC Rule establishes minimum CGMPs for the production, holding and distribution of the human or animal food.

▪ The FDA has issued a regulation relating to Foreign Supplier Verification Programs ("FSVP Rule") requiring that importers of both human and animal food must develop, follow and maintain written procedures verifying that their foreign suppliers produce food in a manner that provides the same level of public health protection as the Human Food PC Rule, Animal Food PC Rule, or FDA's regulations established under FSMA regarding produce safety, as appropriate, and must ensure that the suppliers' food is not adulterated and is not misbranded with respect to allergen labeling of human food.

▪ Under FSMA, the Sanitary Transportation Food Act of 2005, and FDA's regulation, sanitary transportation practices must be used to transport human and animal foods to prevent such food from being adulterated during transport and applies to shippers, loaders, carriers by motor vehicle or rail vehicle, and receivers engaged in the transportation of food.

▪ The FDA has finalized a rule that requires registered human food facilities to conduct a vulnerability assessment and implement mitigation strategies, including a written food defense plan, to prevent or mitigate potential acts of intentional adulteration of food that could harm the public health.

▪ The FDA issued a final rule establishing the Laboratory Accreditation for Analyses of Foods ("LAAF") program as required by FSMA section 202(a). Under the LAAF program, FDA will recognize accreditation bodies that will accredit laboratories to the standards established in this final rule. Laboratories accredited to the LAAF standard ("LAAF-accredited laboratories") are authorized to conduct certain food testing as described in the rule. In September 2022, FDA launched a LAAF Dashboard which maintains a list of FDA-recognized Accreditation Bodies for the LAAF Program.

▪ The FDA has issued a final rule establishing additional traceability recordkeeping requirements for persons that manufacture, process, pack, or hold foods that appear on a list of "high risk" foods. The list of high risk foods includes certain fruits and vegetables, shell eggs, and certain types of seafood, among other products. Entities that are subject to the rule will be required to establish and maintain traceability program records containing required information. The compliance date for all persons subject to the rule is January 20, 2026.

Management believes we are in compliance with these provisions of FSMA and the finalized rules.

The FDA also has regulations governing food additives in animal feed and pet food, which could apply to the use of protein from black soldier fly larvae in such products. See Item 1A "Risk Factors - Our business may be affected by the impact of animal related disease, such as BSE, and by other food safety issues," for more information regarding the BSE Feed Rule.

- The *United States Department of Agriculture* ("USDA"), which has authority over meat, poultry, and egg products and inspects producers to ensure compliance with applicable laws and regulations. Within the USDA, two agencies exercise direct regulatory oversight of our activities:

    - *Animal and Plant Health Inspection Service* ("APHIS") certifies facilities and claims made for exported materials to meet importing country requirements and establishes and enforces import requirements for live animals and animal by-products as well as plant products, and

    - *Food Safety and Inspection Service* ("FSIS") regulates sanitation and biosecurity of our facilities and our food safety programs at plants producing edible fats and meats, among other things.

    In 2004, FSIS issued three interim final rules designed to enhance its BSE safeguards in order to minimize human exposure to BSE infective tissues and assure consumers of the safety of the meat supply. These regulations prohibited non-ambulatory animals from entering the food chain, required removal of SRMs at slaughter and prohibited carcasses from cattle tested for BSE from entering the food chain until the animals tested negative for BSE, among other provisions. In 2007, FSIS published an affirmation of the interim final rules concerning prohibition of SRMs and non-ambulatory animals and the use of stunning devices, with several amendments.

    In 2007, APHIS implemented revised import regulations to allow Canadian cattle 30 months of age and older and born on or after March 1, 1999, and bovine products derived from such cattle to be imported into the United States for any use, if such cattle and products complied with specific FDA and FSIS regulations. Imports of Canadian cattle younger than 30 months of age have been allowed since March 2005. Imports of SRMs from Canadian-born cattle slaughtered in Canada are not permitted. In 2014, APHIS implemented amended import regulations concerning cattle and bovine products. The final rule established a system for classifying regions as to BSE risk that is consistent with international standards set by the World Organization for Animal Health ("OIE"), and based importation requirements for cattle and beef products on: (i) the inherent risk of BSE infectivity in the commodity to be imported and (ii) the BSE risk status of the region from which the commodity originates.

- The *U.S. Environmental Protection Agency* ("EPA"), which regulates air and water discharges and hazardous and solid waste requirements among other environmental requirements, as well as local and state environmental agencies with jurisdiction over environmental matters affecting the Company's operations. The EPA also administers the National Renewable Fuel Standard Program ("RFS2").

- The *Association of American Feed Control Officials* ("AAFCO"), which is a voluntary membership association of state, and federal agencies that regulate the sale and distribution of animal feeds and animal drug remedies. Although, AAFCO has no regulatory authority, it brings together stakeholders and works to develop and implement uniform and equitable laws, regulations, standards, definitions, and enforcement polices for regulating the manufacture, labeling, distribution and sale of animal feeds.

- *State Departments of Agriculture*, which regulate animal by-product collection and transportation procedures and animal feed quality.

- The *United States Department of Transportation* ("USDOT"), as well as local and state transportation agencies, which regulate the operation of our commercial vehicles.

- The *U.S. Occupational Safety and Health Administration* ("OSHA"), which is the main federal agency charged with the enforcement of worker safety and health legislation.

- The *Securities and Exchange Commission* ("SEC"), which enforces the U.S. federal securities laws, including rules governing disclosures required in annual, quarterly and other reports filed by publicly traded companies, and (with the DOJ) the Foreign Corrupt Practices Act ("FCPA"), and other matters.

European Union and EU Member States

- The *European Union,* which has competence to adopt legislation which is binding on the EU Member States and, as regards regulations, their citizens, related to *inter alia*, employment and social affairs, agriculture, environment, consumer protection and public health.

- *EU Member States* must correctly transpose EU Directives into their national legislation and directly apply EU Regulations, and ensure adequate and effective enforcement, control and supervision of the relevant principles, including minimum safety and health requirements for the workplace and use of work equipment by workers, as well as the implementation and maintenance of a system of official controls and other activities as appropriate to the circumstances, such as relevant communications on food and feed safety and risk, food and feed safety surveillance and other monitoring activities covering all stages of production, processing and distribution. The EU Directives may allow EU Member States to maintain or establish more stringent measures in their own legislation. In general, each EU Member State is responsible for regulating health and safety at work and labor inspection services and is in charge of controlling compliance with applicable legislation and regulations.

- The *European Commission,* which is the European Union's politically independent executive arm and is responsible for drawing up proposals for new EU legislation and implementing the decisions of the European Parliament and the Council of the EU. Relevant Directorate Generals include, but are not limited to:

    - *Directorate-General for Health and Food Safety*, which is responsible for EU policy on food safety and health and for monitoring the implementation of related EU legislation, including but not limited to food, feed, human and animal health, technical uses of animal by-products and packaging.

    - *Directorate-General for the Environment*, which is responsible for EU policy on the environment and for monitoring the implementation of related EU legislation, including but not limited to Directive 2010/75/EU on Industrial Emissions (Integrated Pollution Prevention and Control) and, together with other Directorate-Generals of the European Commission, the Best Available Techniques Reference Document on the Slaughterhouses and Animal By-products Industries.

    Relevant Agencies and Authorities include, but are not limited to:

    - The *European Medicines Agency*, which is responsible for the scientific evaluation, supervision and safety monitoring of medicinal products for human and veterinary use in the EU and establishes guidance amongst others for bovine-containing medicinal products for human or veterinary use, and maximum residue limits.

    - The *European Chemicals Agency*, which is responsible for the implementation of Regulation (EC) No 1907/2006 on the Registration, Evaluation, Authorisation and Restriction of Chemicals.

    - The *European Food Safety Authority*, which advises the European Commission, the European Parliament and the EU Member States on food safety matters, including on animal feed, animal health and welfare, biological hazards and contaminants.

    - The *Council of Europe's*, *European Directorate for the Quality of Medicine and Healthcare*, which establishes quality standards for safe medicinal products for human and veterinary use in Europe by developing guidance and standards in the areas of blood transfusion, organ, cell and tissue transportation and consumer health issues.

    - The EU Member States' national competent authorities responsible for, including but not limited to, human and animal medicinal products, issuing permits, approvals and registrations to establishments or plants engaged in certain activities related to the handling of animal by-products and food and feed production, human and animal health and feed production, environmental regulation, including waste management, collection and transport of animal by-products, as well as health and safety of workers.

United Kingdom

- The *Medicines and Healthcare products Regulatory Agency* ("MHRA"), is an executive agency of the Department of Health and Social Care and is responsible for, *inter alia*, ensuring the safety of medicinal products for human and veterinary use.

- The *Department for Environment, Food and Rural Affairs* ("DEFRA") is responsible for environmental protection, food production and standards, agriculture, fisheries and rural communities.

- The *Animal and Plant Health Agency* ("APHA") is an executive agency of DEFRA and is responsible for protecting the health and welfare of the general public and animals from disease. The APHA issues permits, approvals and registrations to plants carrying out certain activities related to the handling of animal by-products. Feed businesses need to be approved or registered with their local authority trading standards office.

- The *Food Standards Agency* ("FSA") is responsible for safeguarding public health, including in relation to food and feed. The FSA supports the control of BSE. Local authorities are responsible for delivering activities such as inspections, audits and surveillance, sampling in most food and feed establishments.

- The United Kingdom's *Health and Safety Executive* ("HSE")is the government body responsible for enforcing health and safety at work legislation, such as the *Health and Safety at Work Act 1974*, and enforcing health and safety law in industrial workplaces, together with local authorities. The HSE is the primary agency responsible for regulating chemicals in the UK and oversees the safe use, storage and disposal of chemicals to protect human health and the environment.

- The United Kingdom's *Serious Fraud Office* is responsible for investigating and prosecuting violations of the U.K. Bribery Act 2010, together with the National Crime Agency and other relevant police forces.

Canada

- The *Canadian Food Inspection Agency* ("CFIA"), which regulates animal health and the disposal of animals and their products or by-products.

- *Canadian provincial ministries of agriculture and the environment*, which regulate food safety and quality, air and water discharge requirements and the disposal of deadstock.

- The *Canadian Department of the Environment* ("Environment Canada"), which ensures compliance with Canadian federal air and water discharge and wildlife management requirements and the various provincial and local environmental ministries and agencies.

- The *Canadian Technical Standards and Safety Authority* ("TSSA"), a non-profit organization that regulates the safety of fuels and pressure vessels and boilers.

China

- The *General Administration of Quality Supervision, Inspection and Quarantine*, which supervises the import and export of food and feed.

- The *Ministry of Health of the People's Republic of China*, which establishes standards for food and pharmaceutical products.

- The *Chinese Pharmacopeia*, which establishes standards for pharmaceutical products.

- *Ministry of Environmental Protection of the People's Republic of China*, which regulates the environmental protection standards.

- *Ministry of Labor and Social Security of the People's Republic of China*, which establishes the regulations of labor, welfare and health insurance.

- *State Administration of Work Safety*, which establishes the work safety standards and regulations.

Brazil

- The *Ministry of Agriculture and Cattle (Ministério da Agricultura, Pecuária)*, which regulates the production of collagen and activities related to animal feed (i.e., animal slaughter by products).

- *Ministry of Labor (Ministério do Trabalho)*, which regulates labor health and safety.

- The *Ministry of the Environment and Climate Change (Ministério do Meio Ambiente e Mudança do Clima - MMA)*, which regulates and supervises the implementation of the national policy for the environment.

- *Federal Environmental Agency (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis - IBAMA)*, which regulates and supervises the development of potentially pollutant activities in Brazil as well as is responsible for the Federal Technical Registry (Cadastro Técnico Federal – CTF), required for all the enterprises which develop potentially pollutant activities and/or use of natural resources.

- *Various local and State environmental agencies* responsible for the State-Level and local-level control, supervision, monitoring and licensing process for pollution generating activities in the areas in which we operate.

- *Brazilian Federal Police,* responsible for regulating and inspecting controlled chemical industrial products.

- *Brazilian Army*, responsible for regulating and inspecting controlled chemical industrial products.

- *Federal Council of Veterinary Medicine (CFMV), and its regional counterparts (Reginal Councils of Veterinary Medicine – CRMV)*, which guide, control, inspect, and regulate the exercise of certain professional categories, and issue the registration of companies (i.e., the Legal Entity Registration Certificate issued by the competent professional council – "CRPJ") and the annotation of legally qualified professionals in charge of them (i.e., the Technical Responsibility Note issued by the competent professional council – "ART").

- *Federal Council of Chemistry (CFQ)*, and its regional counterparts (Regional Councils of Chemistry – CRQ), which guide, control, inspect, and regulate the exercise of certain professional categories, and issue the CRPJ (described above) and the ART (described above).

- *Brazilian Oil, Gas & Biofuels Regulatory Agency (ANP)*, responsible for the regulation of the operation of biofuel production plants, an activity that one of our subsidiaries is engaged with.

- *National Land Transport Agency (ANTT)*, which issues subscriptions on the National Register of Road Freight Transporters (RNTRC) and regulates road cargo transportation, an activity that one of our subsidiaries is engaged with.

- The *Office of the Comptroller General (CGU)*, the *Public Prosecutor's Office (Minestério Público da União)*, and the *Attorney General's Office (AGU)*, which enforce the Brazilian corporate anti-corruption law.

Australia

- The *Australian Quarantine and Inspection Service*, which regulates the import and export of agricultural products, including animal by-products.

- The *Department of Agriculture, Fisheries and Forestry*, which administers meat and animal by-product legislation.

- *PrimeSafe*, which is the principal regulator of meat and animal by-product businesses in the State of Victoria.

- The *Australian Competition and Consumer Commission*, which regulates Australia's competition and consumer protection law.

- The *Australian Securities and Investments Commission*, which regulates Australia's company and financial services laws.

- *Worksafe Victoria*, which is the regulator responsible for administering and enforcing occupational health and safety laws and regulations in the State of Victoria.

- *Environment Protection Authority Victoria*, which administers environmental protection laws in Victoria.

- *Goulburn-Murray Rural Water Corporation*, which manages allocation and use of water under local water laws in Victoria.

Rules and regulations promulgated by these and other agencies may influence our operating results at one or more facilities.

AVAILABLE INFORMATION

We make available, free of charge, through our investor relations website, our reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, as well as all other filings with the SEC, as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

The Company's website is https://www.darlingii.com and the address for the Company's investor relations website is https://www.darlingii.com/investors. Information contained on these websites is not and should not be deemed to be a part of this report or any filing filed with, or furnished to, the SEC by us. Alternatively, these reports may be accessed at the SEC's website at https://www.sec.gov.

ITEM 1A. RISK FACTORS

An investment in Darling involves substantial risks. In consultation with your financial, tax and legal advisors, you should carefully consider, among other matters, the following risks described in, as well as the other information contained in or incorporated by reference into, this report. If any of the events described in the following risk factors actually occur, our business, financial condition, prospects or results of operations could be materially adversely affected, the market price of our common stock could decline and you may lose all or part of your investment in the common stock. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties that are not currently known or that are currently deemed to be immaterial may also materially and adversely affect our business operations and financial condition or the market price of our common stock. The risks described below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See the section entitled "Forward-Looking Statements" in this report.

Summary of Risk Factors

The following is a summary of some of the risks and uncertainties that could materially and adversely affect our business, operating results, financial condition and the actual outcome of matters as to which forward-looking statements are made in this report. In addition to the summary below, you should carefully review the detailed risk factors discussed later in this section.

Risks and uncertainties that may affect, or have affected, our business, operating results and financial condition include, but are not limited to, the following:

- The prices of many of our products are subject to significant volatility;
- Our business is dependent on the procurement of raw materials, which is the most competitive aspect of our business;
- The DGD Joint Venture subjects us to a number of risks;
- Our renewable energy businesses may be affected by energy policies around the world;
- We are highly dependent on natural gas, diesel fuel and electricity, the prices of which can be volatile, and such dependency could materially adversely affect our business;
- A significant percentage of our revenue is attributable to a limited number of suppliers and customers;
- Certain of our operating facilities are highly dependent upon a single or a few suppliers;
- We face risks associated with our international activities, which could negatively affect our sales to customers in foreign countries and our operations and assets in such countries;
- Seasonal factors and weather, including the physical impacts of climate changes, can impact the availability, quality and volume of raw materials that we process and negatively affect our operations;
- If we or our customers are the subject of product liability or other claims or product recalls, we may incur significant and unexpected costs and our business reputation could be adversely affected;
- In certain markets we are highly dependent upon a single operating facility and various events beyond our control could cause an interruption in the operation of our facilities, which could adversely affect our business in those markets;
- We may incur losses and additional costs as a result of our hedging transactions;
- Media campaigns related to feed and food ingredient production or fuel production present reputational and other risks;
- An impairment in the carrying value of our goodwill or other intangible assets may have a material adverse effect on our results of operations;
- Our operations are subject to various laws, rules and regulations including those relating to the protection of the environment and to health and safety, and we could incur significant costs to comply with these requirements or be subject to sanctions or held liable for damages, including environmental damages;
- Our business may be negatively impacted by the occurrence of any disease correctly or incorrectly linked to animals;

- Our business may be affected by the impact of animal related disease, such as BSE, and by other food safety issues;
- Pandemics, epidemics or disease outbreaks, such as coronavirus ("COVID-19"), may disrupt our business, including, among other things, our supply chain and production processes, each of which could materially affect our operations, liquidity, financial condition and results of operations;
- We may be subject to work stoppages at our operating facilities, which could cause interruptions in the manufacturing or distribution of our products;
- Certain U.S. multiemployer defined benefit pension plans to which we contribute are underfunded and these plans may require minimum funding contributions or we may be subject to liabilities due to a termination of, or our withdrawal from, such plans;
- The proposed Employment Rights Bill is set to overhaul employment law in the UK, with a number of employees friendly proposals which could have an adverse effect on our business due to increased costs associated with being an employer;
- Our substantial level of indebtedness could adversely affect our financial condition;
- Despite our existing level of indebtedness, we and our subsidiaries may still be able to incur substantially more indebtedness, which could further exacerbate the risks to our financial condition described above;
- We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful;
- Our ability to repay our indebtedness depends in part on the performance of our subsidiaries, including our non-guarantor subsidiaries, and their ability to make payments;
- The market price of our common stock has been and may continue to be volatile, which could cause the value of your investment to decline;
- Our ability to pay any dividends on our common stock may be limited and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock;
- Future sales of our common stock or the issuance of other equity may adversely affect the market price of our common stock;
- Our common stock is an equity security and is subordinate to our existing and future indebtedness;
- The issuance of shares of preferred stock could adversely affect holders of common stock, which may negatively impact your investment;
- We may incur material costs and liabilities in complying with government regulations;
- Downturns and volatility in global economies and commodity and credit markets could materially adversely affect our business, results of operations and financial condition;
- We may not successfully identify and complete acquisitions on favorable terms or achieve anticipated synergies relating to any acquisitions, and such acquisitions could result in unknown liabilities, unforeseen operating difficulties and expenditures and require significant management resources;
- Our business may be adversely impacted by fluctuations in foreign currency exchange rates, which could affect our ability to comply with our financial covenants;
- Large capital projects can take many years to complete, and market conditions could deteriorate over time, negatively impacting project returns;
- Changes in consumer preference could negatively impact our business;
- If we experience difficulties or a significant disruption in our information systems or if we fail to implement new systems and software successfully, our business could be materially adversely affected;
- Increased information technology security threats and more sophisticated computer crime pose a risk to our systems, networks, products and services, while data privacy and cybersecurity laws continue to proliferate presenting heightened regulatory risk;
- Artificial intelligence could subject the Company to loss through various internal and external risks;
- Our success is dependent on our key personnel;
- We could have a material weakness in our internal control over financial reporting that would require remediation;
- Changes in our tax rates or exposure to additional income tax liabilities could impact our profitability;
- Litigation or regulatory proceedings may materially adversely affect our business, results of operations and financial condition;
- Our European pension funds may require minimum funding contributions;

- The insurance coverage that we maintain may not cover, or fully cover, all operational risks, and if the number or severity of claims for which we are self-insured increases, if we are required to accrue or pay additional amounts because the claims prove to be more severe than our recorded liabilities, if our insurance premiums increase or if we are unable to obtain insurance at acceptable rates or at all, our financial condition and results of operations may be materially adversely affected;
- We may divest certain of our brands or businesses from time to time, which could adversely affect us;
- Terrorist attacks or acts of war may cause damage or disruption to us and our employees, facilities, information systems, security systems, suppliers and customers, which could materially and adversely affect our net sales, costs and expenses and financial condition;
- We may be unable to protect our intellectual property rights;
- Our products, processes, methods, and equipment may infringe upon the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products;
- The healthcare reform legislation in the United States, its implementing regulations, and subsequent healthcare developments could impact the healthcare benefits we are required to provide our employees in the United States and cause our compensation costs to increase, potentially reducing our net income and adversely affecting our cash flows;
- We may incur significant charges and experience disruptions or losses of customer and/or supplier relationships in the event we close or divest all or part of a manufacturing plant or facility;
- We may not be able to achieve our climate, sustainability or other such goals, targets or objectives; and
- The United Kingdom's withdrawal from the EU could have an adverse effect on our business, investments and future operations in Europe.

Risks Related to the Company

The prices of many of our products are subject to significant volatility.

Our principal finished products in our Feed Ingredients segment include MBM, PM, BFT, YG, PG, BBP and hides, which are commodities. We also manufacture and sell a number of other products that are derived from animal by-products and many of which are commodities or compete with commodities. The prices of these commodities are quoted on, or derived from prices quoted on, established commodity markets. Accordingly, our results of operations will be affected by fluctuations in the prevailing market prices of these finished products or of other commodities that may be substituted for our products by our customers. Historically, market prices for commodity grains, fats and food stocks have fluctuated in response to a number of factors, including global changes in supply and demand resulting from changes in local and global economic conditions, global government agriculture programs, energy policies of U.S. and foreign governments, and international agricultural trading policies, the impact of disease outbreaks on protein sources and the potential effect on supply and demand, as well as weather conditions during the growing and harvesting seasons. While we seek to mitigate the risks associated with price declines, a significant decrease in the market price of any of our products or of other commodities that may be substituted for our products would have a material adverse effect on our results of operations and cash flow. Furthermore, rapid and material changes in finished goods prices, including competing agricultural-based alternative ingredients, generally have an immediate and, often times, material impact on the Company's gross margin and profitability resulting from the lapse of time between the procurement of the raw materials and the sale of the finished goods. Increases in the market prices of raw materials would require us to raise prices for our premium, value-added and branded products to avoid margin deterioration. There can be no assurance as to whether we could implement future price increases in response to increases in the market prices of raw materials or how any such price increases would affect future sales volumes to our customers. Our results of operations could be materially and adversely affected in the future by this volatility. Furthermore, an increased preference by meat processors for alternative feed ingredients, such as all vegetable diets in the case of poultry producers, could negatively impact the prices of certain of our finished products which would need to be sold to alternative markets and destinations.

The prices available for the Company's Food Ingredients segment's collagen, edible fats and natural casings products are influenced by other competing ingredients, including plant-based and synthetic hydrocolloids and artificial casings. In the collagen operation, in particular, the cost of the Company's animal-based raw material moves in relationship to the selling price of the finished goods. The processing time for the Food Ingredients segment's collagen and casings is generally 30 to 60 days, which is substantially longer than the Company's Feed Ingredients segment's animal by-products operations. Consequently, the Company's gross margin and profitability in this segment can be influenced by the movement of finished goods prices during the period from when the raw materials were procured until the finished goods are sold.

The Company's Fuel Ingredients segment, which converts fats and oils into renewable diesel, SAF, organic sludge and food waste into biogas, and fallen stock into low-grade energy sources, is impacted by world energy prices for oil, electricity and natural gas, as well as potential competition from the adoption of non-rendered feedstock in biofuel markets.

Our business is dependent on the procurement of raw materials, which is the most competitive aspect of our business.

Our management believes that the most competitive aspect of our business is the procurement of raw materials rather than the sale of finished products. Many of our raw materials are derived directly or indirectly from animal by-products, which results in the following challenges:

- In North America, consolidation within the meat processing industry has resulted in bigger and more efficient slaughtering operations, the majority of which utilize "captive" rendering (rendering operations integrated with the meat or poultry packing operation).

- Concurrently, there has been limited to no growth in the number of small U.S. meat processors, which have historically been a dependable source of supply for non-captive or independent U.S. renderers, such as us.

- The slaughter rates in the U.S. and international meat processing industry are subject to decline during poor economic conditions when consumers generally reduce their consumption of protein, and as a result, during such periods of decline, the availability, quantity and quality of raw materials available to independent renderers, such as us, decreases. In addition, raw material volumes are subject to decline due to government regulations limiting animal production.

- In addition, the Company has seen an increase in the use of used cooking oil in the production of biofuels, which has increased competition for the collection of used cooking oil from restaurants and other food service establishments and contributed to an increase in the frequency and magnitude of theft of used cooking oil in the United States.

- Furthermore, a decline in the general performance of the global economy (including a decline in consumer confidence and inflation) and an inability of consumers and companies to obtain credit in the financial markets could have a negative impact on our raw material volume, such as through the forced closure of any of our raw material suppliers. A significant decrease in available raw materials or a closure of a significant number of raw material suppliers could materially and adversely affect our business, results of operations and financial condition, including the carrying value of certain of our assets.

The rendering industry is highly fragmented and both the rendering and bakery residual industries are very competitive. We compete with other rendering businesses and alternative methods of disposal of animal by-products, bakery residue and used cooking oil provided by trash haulers, waste management companies and biofuel companies, as well as the alternative of illegal disposal. See Item 1. "*Competition.*" In addition, U.S. restaurants experience theft of used cooking oil, the frequency and magnitude of which increases with the rise in value of used cooking oil. Depending on market conditions, we either charge a collection fee to offset a portion of the cost incurred in collecting raw material, collect on a no pay/no charge basis or pay for the raw material. To the extent suppliers of raw materials look to alternate methods of disposal, whether as a result of our collection fees being deemed too expensive, the payments we offer being deemed too low or otherwise, our raw material supply and/or collection fee revenues will decrease, which could materially and adversely affect our business, results of operations and financial condition. In addition, the amount of raw material acquired, which has a direct impact on the amount of finished goods produced, can also have a material effect on our gross margin reported, as the Company has a substantial amount of fixed operating costs. In addition, we utilize an extensive vehicle fleet to collect and transport raw material, for which we compete with other industries for qualified drivers. The U.S. has been experiencing a growing shortage of truck drivers. Our failure to hire and retain a sufficient number of truck drivers to operate our fleet could negatively impact our ability to collect and transport raw materials in an efficient and cost-effective manner.

A majority of the Company's U.S. volume of animal by-product raw materials, including its significant U.S. accounts, and substantially all of the Company's U.S. bakery feed raw materials, are acquired on a "formula basis," which allows us to adjust our costs of materials based on changes in the price of our finished products, and are in most cases set forth in contracts with our suppliers. Such contracts generally provide for multi-year terms. The formulas provided in these contracts are reviewed and modified during their term and upon renewal of the contracts to maintain acceptable risk allocations between us and our suppliers related to movements in commodity prices. Changes to these formulas or the inability to renew such contracts could have a material adverse effect on our business, results of operations and financial condition. A majority of the Company's Canadian volume of animal by-product raw materials are acquired on a monthly fixed-price basis with suppliers, while the remainder are acquired on a "formula basis." A majority of Darling Ingredients International's volume of animal by-product raw materials are acquired at spot or quarterly fixed prices.

The DGD Joint Venture subjects us to a number of risks.

In January 2011, Darling, through a wholly-owned subsidiary, entered into a limited liability company agreement (as subsequently amended, the "DGD LLC Agreement") with a wholly-owned subsidiary of Valero to form the DGD Joint Venture, which was formed to design, engineer, construct and operate the DGD St. Charles Plant. Since that time, the DGD Joint Venture has completed several expansion projects and currently operates the DGD St. Charles Plant and the DGD Port Arthur Plant. As of December 28, 2024, under the equity method of accounting, we had an investment in the DGD Joint Venture of approximately $2.2 billion included on the Consolidated Balance Sheet. There is no assurance that the DGD Joint Venture will continue to be profitable or allow us to continue to make a return on our investment.

DGD's operations are conducted through a joint venture with Valero. Accordingly, we share control with our joint venture partner over certain economic, legal and business interests of DGD, who may have economic, business, or legal interests, opportunities, or goals that are inconsistent with, or different from, our opportunities, goals, and interests, or may have different liquidity needs or financial condition characteristics than our own, be subject to different legal or contractual obligations than we are, or be unable to meet their obligations. For instance, while we share certain management rights with our joint venture partner under the DGD LLC Agreement, we do not have full control of every aspect of DGD's business and certain significant decisions concerning DGD, including, among others, the acquisition or disposition of assets above a certain value threshold, making certain changes to DGD's business plan, raising debt or equity capital, DGD's distribution policy, and entering into particular transactions, also require certain approvals from our joint venture partner. Failure by us or our joint venture partner to adequately manage the risks associated with DGD and any differences in views among us and our joint venture partner could prevent or delay actions that are in the best interests of us or the DGD Joint Venture and could have a material adverse effect on our, or the DGD Joint Venture's, financial condition, results of operations and liquidity. Furthermore, our equity in net income of DGD, which is based on our 50% interest in the unconsolidated earnings of the standalone DGD financial statements, may not always match our joint venture partner's consolidated results and presentation. In addition, the DGD LLC Agreement limits our ability to freely transfer or sell our interest in the DGD Joint Venture.

The DGD Joint Venture is dependent on governmental energy policies and programs, such as the National Renewable Fuel Standard Program ("RFS") and low carbon fuel standards ("LCFS") (such as in the state of California), which positively impact the demand for and price of renewable diesel. Any changes to, a failure to enforce or a discontinuation of any of these programs could have a material adverse effect on the DGD Joint Venture. See the section entitled *"Risk Factors-Risks Related to the Company-Our renewable energy businesses may be affected by energy policies around the world."* Additionally, there may be new entrants into the renewable fuels industry or new technologies developed that could meet demand for lower-carbon transportation fuels and modes of transportation in a more efficient or less costly manner than our technologies and products, which could also have a material adverse effect on the DGD Joint Venture. For instance, several other companies have made, or announced interest in making, investments in renewable diesel projects. Should these projects develop, the DGD Joint Venture would face competition from them for feedstocks and customers, which could strain margins on the products it sells and limit the growth and profitability of the DGD Joint Venture. It is not possible at this time to predict the ultimate form, timing, or extent of any such developments; however, a reduction in the demand for the DGD Joint Venture's products as a result of any of the foregoing events could materially and adversely affect our business, financial condition, results of operations, and liquidity.

DGD's production plants are its principal operating assets and are subject to planned and unplanned downtime and interruptions. Its operations could also be subject to significant interruption if one of its plants were to experience a major accident or mechanical failure, be damaged by severe weather or natural disasters (such as hurricanes) or man-made disasters (such as cybersecurity incidents or acts of terrorism), or otherwise be forced to shut down or curtail operations. If any of its plants, or related pipeline or terminal, were to experience an interruption in operations, our earnings could be materially and adversely affected (to the extent not recoverable through insurance) because of lost productivity and repair and other costs.

In addition, the operation of a joint venture such as this involves a number of risks that could harm our business and result in the DGD Joint Venture not performing as expected, such as:

- problems integrating or developing operations, personnel, technologies or products;

- the unanticipated breakdown or failure of equipment or processes, including any unforeseen issues that may arise in connection with the operation of the DGD Facilities or completion and startup of any expansion or capital projects or the possibility of equipment failure as a result of materials degradation;

- the inaccuracy of our assumptions about prices or demand for the renewable diesel or SAF that the DGD Joint Venture produces;

- unforeseen engineering or environmental issues, including new or more stringent environmental regulations affecting operations;

- unforeseen capital contributions required under the DGD LLC Agreement;

- the inaccuracy of our assumptions about the timing and amount of anticipated revenues and operating costs including feedstock prices;

- the diversion of management time and resources;

- difficulties in obtaining and maintaining permits and other regulatory issues, potential license revocations and changes in legal requirements;

- adverse changes in government policies, programs and/or mandates around the world that benefit biofuels, including, without limitation, reductions, dilutions or terminations of government credits, incentives and/or subsidies for biofuels or programs or mandates requiring biofuel use;

- changes in supply and demand for biofuels, including potential overproduction of biofuels against demand resulting in diminished returns and potential dilution of government credits, incentives and/or subsidies;

- difficulties in establishing and maintaining relationships with suppliers and end user customers;

- the risk that one or more competitive new renewable diesel or SAF plants are constructed that use different technologies from the DGD Joint Venture and result in the marketing of products that are more effective as a substitute for carbon-based fuels or less expensive than the products marketed by the DGD Joint Venture;

- performance below expected levels of output or efficiency;

- disruptions in the ability of the pipelines, vessels, or railroads to transport feedstocks or products because of weather events (such as hurricanes), accidents, derailment, collision, fire, explosion, government regulations, or third-party actions;

- reliance by the DGD Joint Venture on Valero and its adjacent refinery facility for many services and processes;

- possible impairment of the acquired assets, including intangible assets, in connection with the occurrence of any other risks associated with the DGD Joint Venture;

- possible third-party claims of intellectual property infringement;

- inability to source sufficient feedstocks for the operation or having to increase utilization of feedstocks that produce lower margin product; and

- being forced to sell our equity interests in the DGD Joint Venture pursuant to buy/sell provisions in the DGD LLC Agreement such that we would no longer continue to realize the benefits of the DGD Joint Venture.

If any of these risks described above were to materialize and the operations of the DGD Joint Venture were significantly disrupted, it could have a material adverse effect on our business, financial condition and results of operations.

Our renewable energy businesses may be affected by energy policies around the world.

Markets and/or prices for our biofuels, biogases and green electricity, including those of DGD, may be impacted by government policies around the world relating to renewable energy and greenhouse gas emissions ("GHG"). Programs like RFS and LCFS and tax credits for biofuels both in the United States and abroad are subject to revision and change which may impact the demand for our finished products. Furthermore, support from renewable identification numbers ("RINs"), LCFS credits, and other government programs play an important role in the makeup of margins for DGD, and we are exposed to the volatility in the market price of RINs, LCFS credits, and other credits. We cannot predict the future prices of RINs, LCFS credits or other credits, nor can we predict changes or continued implementation of policies that support these programs.

The EPA created the RFS program pursuant to the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007. Under the RFS program, the EPA is required by statute to set annual quotas for the volume of renewable fuels that must be blended into petroleum-based transportation fuels consumed in the U.S. 14 months prior to the compliance year. The quotas are set by class of renewable fuel (i.e., biomass-based diesel, cellulosic biofuel, advanced biofuel, and total renewable fuel) and are collectively referred to as the renewable volume obligation ("RVO"). The RVO must be met by obligated parties, who are the producers and importers of the petroleum-based transportation fuels consumed in the U.S. Obligated parties demonstrate compliance annually by retiring the appropriate number of RINs associated with each class of renewable fuel to satisfy their RVO. A RIN is effectively a compliance credit that is assigned to each gallon of qualifying renewable fuel produced in, or imported into, the U.S. RINs are obtained by blending those renewable fuels into petroleum based transportation fuels, and obligated parties can also achieve compliance by purchasing RINs in the open market.

Pursuant to the requirements established by the Energy Independence and Security Act of 2007, the finalized 2010 RFS regulation mandated the domestic use of biomass-based diesel (biodiesel, renewable diesel or renewable jet fuel) of 1.0 billion gallons in 2012 and a minimum of 1.0 billion gallons of biomass-based diesel for 2012 and subsequent years. This amount is subject to increase by the Administrator of the EPA. The volume mandates for 2022 were 2.76 billion gallons for biomass-based diesel, 5.63 billion RINs for advanced biofuel, and 20.63 billion RINs for total renewable fuel.

In June of 2023, the EPA published a final rule that establishes required RFS volumes for 2023, 2024, and 2025. For biomass-based diesel, the EPA set 2.82 billion gallons for 2023, 3.04 billion gallons for 2024, and 3.35 billion gallons for 2025. For the advanced biofuel category, the EPA set 5.94 billion RINs for 2023, 6.54 billion RINs for 2024, and 7.33 billion RINs for 2025. For total renewable fuel, the EPA set 20.94 billion RINs for 2023, 21.54 billion RINs for 2024, and 22.33 billion RINs for 2025.

For RFS compliance purposes, biomass-based diesel credits (RINs) satisfy the biomass-based diesel requirement, the overall advanced biofuel requirement, and the total renewable fuel requirement. In order to generate a RIN, each type of fuel from each type of feedstock is required to reduce GHG emissions by levels specified in the regulation. The EPA has determined that biodiesel or renewable diesel produced from waste oils, fats, and greases exceed the 50% threshold established by the regulation to generate advanced biofuel and biomass-based diesel RINs.

In August of 2022, as part of the Inflation Reduction Act of 2022, the blender tax credit was extended at $1.00 per gallon until December 31, 2024. As a blender, the DGD Joint Venture has recorded approximately $1,281.7 million of blender tax credits for fiscal 2024, with Darling's portion equaling 50%. In January 2025, the Clean Fuels Production Credit (CFPC) became effective through 2027. Under the CFPC, non-aviation transportation fuel receives a credit equal to either $0.20/gallon or $1.00/gallon multiplied by the fuel's emission reduction percentage. In order to start with the $1.00 per gallon baseline, the fuel must be produced at a qualifying facility that meets the prevailing wage and apprenticeship requirements. In contrast to the blender tax credit, the CFPC requires that production must take place in the United States and the fuel must be sold in a certain manner. Under the CFPC, sustainable aviation fuel receives a credit equal to either $0.35/gallon or $1.75/gallon multiplied by the fuel's emission reduction percentage. In order to start with the $1.75 per gallon baseline, the neat SAF must be produced in the United States at a qualifying facility that meets the prevailing wage and apprenticeship requirements before being sold for use in an aircraft. In fiscal 2024, the Company's share of tax credits for biofuels DGD produced was material to the Company, so any legal challenges or changes to, a failure to enforce, reductions in the mandated volumes under, or discontinuing any of these programs could have a negative impact on our business and results of operations.

The transition from the blender tax credit to the CFPC on January 1, 2025 introduced a number of risks that could negatively impact the results of operations of the DGD Joint Venture and cause a material and adverse impact to the Company. These include, but are not limited to: credit eligibility and compliance risks for failure to satisfy qualification, prevailing wage and apprenticeship and other certification and documentation requirements which could reduce credit values or void credits; regulatory risks because the U.S. Treasury has yet to provide final CFPC regulations, and credits earned since January 1, 2025 must be determined based on currently available information from Treasury; legislative risks with a new administration in the U.S., including risks associated with the CFPC being modified, repealed or paused; and credit transfer risks, including the development of markets to sell the credits, the strength of any such markets and the viability of the credits with respect to discounts to credit values on sales, and potential Company indemnities with credit sales which introduce the risk of reimbursing buyers for any later credit adjustments including potential penalties, interest and tax gross-ups which could be material.

We are highly dependent on natural gas, diesel fuel and electricity, the prices of which can be volatile, and such dependency could materially adversely affect our business.

Our operations are highly dependent on the use of natural gas, diesel fuel and electricity and a disruption in any of them could have a material adverse effect on the business and results of operations of the affected facility. We consume significant volumes of natural gas to operate boilers in our plants, which generate steam to heat raw materials, and natural gas prices represent a significant cost of facility operations included in cost of sales. We also consume significant volumes of diesel fuel to operate our fleet of tractors and trucks used to collect raw materials, and diesel fuel prices represent a significant component of cost of collection expenses included in cost of sales. Prices for both natural gas and diesel fuel can be volatile, partially due to the ongoing Russian-Ukraine war, the Israeli-Palestinian conflict and other Middle Eastern conflicts or the inflationary environment, and therefore, represent an ongoing challenge to our operating results. Although we continually manage these costs and hedge our exposure to changes in fuel prices through our formula pricing, and from time to time, derivatives, a material increase in prices for natural gas and/or diesel fuel over a sustained period of time could materially adversely affect our business, results of operations and financial condition. We also require a significant amount of electricity in operating certain of our facilities, a significant increase in the cost of which could have a material adverse effect on the business and results of operations of the affected facility. Additionally, the availability of natural gas, diesel fuel and electricity can be affected by numerous events such as weather (e.g., hurricanes and periods of considerable heat or cold), pipeline and other logistics interruptions, electric grid outages, cybersecurity incidents, intermittent electricity generation, hostilities, sanctions and supply and demand imbalances.

A significant percentage of our revenue is attributable to a limited number of suppliers and customers.

In fiscal year 2024, the Company's top ten customers for finished products accounted for approximately 36% of product sales. In addition, the Company's top ten raw material suppliers accounted for approximately 26% of its raw material supply in the same period. Disruptions or modifications to, or termination of, our relationship with any of our significant suppliers or customers, or financial difficulties experienced by any of our suppliers or customers that lead to curtailment or termination of their operations, could cause our businesses to suffer significant financial losses and could have a material adverse effect on our business, earnings, financial condition and/or cash flows.

Certain of our operating facilities are highly dependent upon a single or a few suppliers.

Certain of our operating facilities are highly dependent on one or a few suppliers. Should any of these suppliers choose alternate methods of disposal, cease their operations, have their operations interrupted by casualty, curtail their operations or otherwise cease using our collection services, these operating facilities may be materially and adversely affected, which could materially and adversely affect our business, results of operations and financial condition.

We face risks associated with our international activities, which could negatively affect our sales to customers in foreign countries and our operations and assets in such countries.

We conduct foreign operations in Europe, South America, Canada, Asia and Australia. While we expect that our geographical diversity reduces our exposure to risks in any one country or part of the world, it also subjects us to various risks and uncertainties relating to international sales and operations, including:

- imposition of tariffs, quotas, trade barriers and other trade protection measures imposed by the United States against foreign countries or by foreign countries against others regarding the importation of poultry, beef and pork products, gelatin and collagen products, fats and oils, and/or biofuels, in addition to operating, import or export licensing requirements imposed by various foreign countries;

- imposition of border restrictions by foreign countries with respect to the import of poultry, beef and pork products due to animal disease or other perceived health or safety issues;

- change in existing trade agreements, such as the United States-Mexico-Canada Agreement ("USMCA"), which could negatively impact our business;

- impact of currency exchange rate fluctuations between the U.S. dollar and foreign currencies, particularly the euro, the Brazilian real, the Canadian dollar, the Chinese renminbi, the British pound, the Japanese yen, the Australian dollar and the Polish zloty, which may reduce the U.S. dollar value of the revenues, profits and cash flows we receive from non-U.S. markets or of our assets in non-U.S. countries or increase our supply costs, as measured in U.S. dollars in those markets;

- exchange controls and other limits on our ability to import raw materials, import or export finished products or to repatriate earnings from overseas, such as exchange controls in effect in China, that may limit our ability to repatriate earnings from those countries;

- different regulatory structures (including creditor rights that may be different than in the United States) and unexpected changes in regulatory environments (including, without limitation, in China), including changes resulting in potentially adverse tax consequences or imposition of onerous trade restrictions, price controls, industry controls, animal and human food safety controls, employee welfare schemes or other government controls;

- political or economic instability, social or labor unrest or changing macroeconomic conditions (such as high inflation rates) or other changes in political, economic or social conditions in the respective jurisdictions;

- changes in tax laws or to tax rates in any of the jurisdictions in which we operate and adverse outcomes from tax audits;

- compliance with, and enforcement of, a wide variety of complex U.S. and non-U.S. laws, treaties and regulations, including, without limitation, anti-bribery laws such as the U.S. Foreign Corrupt Practices Act (the "FCPA"), the U.K. Bribery Act 2010, anti-corruption laws of the EU Member States, the Brazilian corporate anti-corruption law and similar anti-corruption legislation in many jurisdictions in which we or our joint venture partners operate, as well as economic and trade sanctions enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), the European Union ("EU") institutions, the EU Member States' authorities, or other governmental entities; and

- distribution costs, disruptions in shipping or reduced availability or increased costs of freight transportation, including, without limitation, due to strikes or port closures which could impact movement of raw materials and finished products.

These risks and uncertainties could jeopardize or limit our ability to transact business in one or more of our international markets or in other developing markets and may have a material adverse effect on our business, results of operations, cash flows and financial condition. In addition, from time to time certain of our international operations make contractual prepayments to raw material suppliers in the ordinary course of business, which may subject the Company to financial risk should any such supplier experience financial difficulties, bankruptcy or cease operations.

Seasonal factors and weather, including the physical impacts of climate changes, can impact the availability, quality and volume of raw materials that we process and negatively affect our operations.

There is a growing global concern that carbon dioxide and other GHG in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency of extreme weather and natural disasters. We are subject to physical, operational, transitional and financial risks associated with climate change and global, regional and local weather conditions, as well as legal, regulatory and market responses to climate change. Certain jurisdictions in which we operate have either imposed, or are considering imposing, new or increasingly stringent legal and regulatory requirements to reduce or mitigate the potential effects of climate change, including regulation and reduction of GHG and potential carbon pricing programs. These new or increasingly stringent legal or regulatory requirements could result in significantly increased costs of compliance and additional investments in facilities and equipment, and reduced raw material supplies in areas where these requirements limit or eliminate livestock operations. While we assess climate related regulatory risks as part of our risk management process, we are unable to predict the scope, nature and timing of any new or increasingly stringent environmental laws and regulations and therefore cannot predict the ultimate impact of such laws and regulations on our business or financial results. We continue to monitor existing and proposed laws and regulations in the jurisdictions in which we operate and consider actions we may take to potentially mitigate the unfavorable impact, if any, of such laws or regulations.

Furthermore, emerging legislation seeks to regulate corporate environmental, social, and governance ("ESG") practices, including practices related to the causes and impacts of climate change as well as supply chain control and compliance with human rights. For example, in December 2022 the EU adopted Directive (EU) 2022/2464 amending Regulation (EU) No 537/2014, Directive 2004/109/EC, Directive 2006/43/EC and Directive 2013/34/EU, also known as the Corporate Sustainability Reporting Directive ("CSRD"). The new rules, which apply to all large (EU and non-EU) companies with significant activities in the EU and to EU-listed small and medium-sized enterprises, require companies to report on how sustainability issues (environmental, social, and governance) affect their business and about their own impact on people and the environment. In addition, in May 2024 the EU adopted Directive (EU) 2024/1760, also known as the Corporate Sustainability Due Diligence Directive ("CSDDD"). The CSDDD will become gradually applicable starting in 2027 to large (EU and non-EU) companies and parent companies meeting specific thresholds. The new rules require in-scope companies to conduct risk-based due diligence in order to identify, prevent, mitigate and remediate actual and potential adverse impacts on people and the environment resulting from the operations of the company, its subsidiaries and business partners in the Company's supply chain. In-scope companies are also required to adopt and implement a climate transition plan, setting out a strategy to reduce emissions in line with the Paris Agreement targets. There has also been increased focus from our stakeholders, including consumers, suppliers, employees and investors, on our sustainability and ESG practices. We expect that stakeholder expectations with respect to sustainability and ESG will continue to evolve rapidly, which may necessitate additional resources to monitor, report on, and adjust our operations.

The quantity of raw materials available to us is impacted by seasonal factors, including holidays, when raw material volumes decline, and cold weather, which can impact the collection of raw materials. In addition, warm weather can adversely affect the quality of raw materials processed and our yield on production due to more rapidly degrading raw materials. In addition to seasonal impacts, depending on the location of our facilities and those of our suppliers, our operations could be subject to weather impacts, including the physical impacts of climate changes, changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities and changing temperature levels. Physical damage, flooding, excessive snowfall or drought resulting from changing climate patterns could adversely impact our costs and business operations, the availability and costs of our raw materials, and the supply and demand for our end products. These effects could be material to our results of operations, liquidity or capital resources. The quality and volume of the finished products that we are able to produce could be negatively impacted by unseasonable or severe weather or unexpected declines in the volume of raw materials available during holidays, which in turn could have a material adverse effect on our business, results of operations and financial condition. In addition, severe weather events may also impact our ability to collect or process raw materials or to transport finished products.

If we or our customers are the subject of product liability or other claims or product recalls we may incur significant and unexpected costs and our business reputation could be adversely affected.

We and our customers for whom we manufacture products may be exposed to product liability or other claims, product recalls and adverse public relations if consumption or use of our products is alleged to cause injury or illness to humans or animals. In addition, we and our customers may be subject to product liability or other claims, product recalls, and adverse public relations resulting from developments relating to the discovery of unauthorized adulterations to food additives or other products or from allegations that our food ingredients or other products were mislabeled, were not produced in accordance with the customer's specifications, contract requirements or regulatory standards and/or have not performed adequately in the end product, even where food safety or other product safety is not a concern. In some cases, we indemnify our customers for product liability and other claims related to our products. Product recalls in one jurisdiction may result in product recalls in other jurisdictions, as is the case in the EU, where the European Commission and the EU Member States exchange information about recalls. Our insurance may not cover or be adequate to cover all liabilities we incur in connection with product liability and/or other claims, whether or not legitimate, or product recalls, whether voluntary or mandatory, and we may not be able to maintain our existing insurance or obtain comparable insurance at a reasonable cost for such matters. A judgment against us or against one of our customers for whom we manufacture or provide products on a product liability or other claim, or our or their agreement to settle a product liability or other claim, or a product recall, could also result in substantial and unexpected expenditures, which would reduce operating income and cash flow. In addition, even if product liability or other claims against us or our customers for whom we manufacture products are not successful or are not fully pursued, defending these claims would likely be costly and time-consuming and may require significant management attention.

Product liability or other claims, product recalls or any other events that cause consumers to no longer associate our brands or those of our customers for whom we manufacture products with high quality and safety may result in adverse publicity and negatively impact our reputation and the value of our and their brands and lead to decreased demand for our products. In addition, as a result of any such claims against us or product recalls, we may be exposed to claims by our customers for damage to their reputations and brands. Product liability or other claims and product recalls may also lead to increased scrutiny or investigations by federal, state and foreign regulatory agencies of our operations and could have a material adverse effect on our brands, business, reputation, results of operations and financial condition.

In recent years the EU has adopted new mechanisms to allow (and encourage) claims by consumers, including in collective litigation forms. The civil liability risks in Europe in relation to misleading advertising are material, and increasing, and on December 8, 2024, Directive (EU) 2024/2853, the EU's revised Product Liability Directive ("PLD"), entered into force, which must be transposed into national legislation of the EU Member States by December 9, 2026. The revised PLD introduces a number of significant changes that increase liability risks for companies distributing their products to EU consumers. Direct civil enforcement before EU institutions or courts is not available, but EU law requires the EU Member States to enhance consumer protection at the national level by requiring every EU Member State to allow consumer representative bodies to take civil claims on behalf of consumers for breaches of certain EU consumer laws.

In certain markets we are highly dependent upon a single operating facility and various events beyond our control could cause an interruption in the operation of our facilities, which could adversely affect our business in those markets.

Our facilities are subject to various federal, state, provincial and local laws, rules and regulations including environmental and other permitting requirements of the countries in which we operate and our facilities are located. Periodically, these permits may be reviewed and subject to amendment or withdrawal. Applications for an extension or renewal of various permits may be subject to challenge by community and environmental groups and others. In the event of a casualty, condemnation, work stoppage, permitting withdrawal or delay, severe weather event, cyber-attack or other unscheduled shutdown involving one of our facilities, in a majority of our markets we would utilize a nearby operating facility to continue to serve our customers in the affected market; however, in certain markets we do not have alternate operating facilities. If any of these events occur in such markets, we may experience an interruption in our ability to service our customers and to procure raw materials, and potentially an impairment of the value of that facility. Any of these circumstances may materially and adversely affect our business and results of operations in those markets. In addition, after an operating facility affected by such an event and unscheduled shutdown is restored, there could be no assurance that customers who in the interim choose to use alternative disposal services would return to use our services.

We may incur losses and additional costs as a result of our hedging transactions.

Darling and DGD may use commodity derivative instruments to hedge their exposures to various types of financial risk. If these instruments are not effective or increase Darling's or DGD's exposure to unexpected events or risks, Darling or DGD may incur losses. In addition, both Darling or DGD may be required to incur additional costs in connection with any future regulation of derivative instruments applicable to either or both.

Media campaigns related to feed and food ingredient production or fuel production present reputational and other risks.

Individuals or organizations can use social media platforms to publicize inappropriate or inaccurate stories or perceptions about the feed and food ingredient production industries, fuel production industry or our Company. Such practices could cause damage to the reputations of our Company and/or the feed and food ingredient production industries or fuel production industry in general. This damage could adversely affect our financial results.

An impairment in the carrying value of our goodwill or other intangible assets may have a material adverse effect on our results of operations.

As of December 28, 2024, the Company had approximately $2.3 billion of goodwill. We are required to annually test goodwill to determine if impairment has occurred, as well as whenever events or changes in circumstances indicate that impairment may have occurred. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the reporting unit, including goodwill, and the fair value of the reporting unit, including goodwill, in the period the determination is made. The testing of goodwill for impairment requires us to make significant estimates about our future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in business operations or regulation, or changes in competition. Changes in these factors, or changes in actual performance compared with estimates of our future performance, may affect the fair value of goodwill, which may result in an impairment charge. We cannot accurately predict the amount and timing of any impairment of assets. Should the value of goodwill become impaired, there may be a material adverse effect on our results of operations.

Risks Related to Legal and Regulatory Compliance

Our operations are subject to various laws, rules and regulations including those relating to the protection of the environment and to health and safety, and we could incur significant costs to comply with these requirements or be subject to sanctions or held liable for damages, including environmental damages.

Our operations subject us to various and increasingly stringent environmental, health and safety requirements in the various jurisdictions where we operate, including those governing air emissions and odor, wastewater discharges, storm water discharges, the management, storage and disposal of materials in connection with our facilities, occupational health and safety, product packaging and labeling and our handling of hazardous materials and wastes, such as gasoline and diesel fuel used by our trucking fleet and operations. Failure to comply with these requirements could have significant consequences, including recalls, penalties, injunctive relief, claims for personal injury and property and natural resource damages, other claims and negative publicity. Our operations require the control of air emissions and odor and the treatment and discharge of storm water and wastewater to publicly owned treatment works and/or the environment. We operate boilers at many of our facilities and store wastewater in lagoons/tanks and/or, as permitted, discharge it to publicly owned treatment works or surface waters, or manage by land application. We have incurred significant capital and operating expenditures to comply with environmental requirements, including for the upgrade of wastewater treatment facilities, and will continue to incur such costs in the future.

We could be responsible for the remediation of environmental contamination and may be subject to associated liabilities and claims for personal injury and property and natural resource damages. We own or operate numerous properties, have been in business for many years and have acquired and disposed of properties and businesses over that time. During that time, we or other owners or operators may have generated or disposed of wastes or stored or handled other materials that are or may be considered hazardous or may have polluted the soil, surface water or groundwater at or around our facilities. Under some environmental laws, such as the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 in the United States ("CERCLA"), also known as the Superfund law, responsibility for the cost of cleanup of a contaminated site can be imposed upon current or former site owners and operators, or upon any party that sent waste to the site, regardless of the lawfulness of the activities that led to the contamination. Similar laws outside the United States impose liability for environmental cleanup, often under the polluter pays theory of liability but also based upon ownership in some circumstances. There can be no assurance that we will not face extensive costs or penalties that would have a material adverse effect on our financial condition and results of operations. For example, we have received notices from the EPA relating to alleged sediment contamination in Newtown Creek in New York and alleged river sediment contamination in the Lower Passaic River area of New Jersey, and are party to a lawsuit filed by Occidental Chemical Corporation in which it seeks contribution for various investigative and cleanup costs it has incurred in connection with the Lower Passaic River area of New Jersey. See Item 3. *"Legal Proceedings"* for additional information about the Lower Passaic River matter. In addition, future developments, such as more aggressive enforcement policies, new laws or discoveries of currently unknown contamination conditions, may also require expenditures that may have a material adverse effect on our business and financial condition. For example, regulations are newly emerging regarding per- and polyfluoroalkyl substances ("PFAS") due to potential health and environmental risks. In April 2024, the EPA adopted a rule designating two widely used PFAS – perfluorooctanoic acid ("PFOA") and perfluorooctanesulfonic acid ("PFOS") – as "hazardous substances" under CERCLA and adopted the primary drinking water standard for PFAS. In the EU, because only certain subgroups of PFAS are currently regulated at the EU level, the EU legislators are taking steps to adopt a comprehensive legislative measure simultaneously restricting a large number of PFAS. In February 2023, the European Chemical Agency ("ECHA") published a proposal to restrict 10,000+ PFAS under Annex XVII of Regulation (EC) No. 1907/2006 concerning the registration, evaluation, authorization and restriction of Chemicals ("REACH"). ECHA's committees for Risk Assessment and Socio-Economic Analysis are currently evaluating the proposal based on a sector-based approach to address the specificities of such substances, and a consolidated opinion will be sent to the European Commission, which will make the ultimate decision in consultation with the EU Member States. Further consultations and evaluations are expected to continue in 2025 and beyond. While Darling does not manufacture or use PFAS substances, the raw materials we process could contain PFAS as could the influent waters from city supply services and/or production wells. If PFAS is contained in these sources, it could persist in the outputs of our production, including wastewater treatment discharges, wastewater-derived residuals, and/or finished products. There can be no assurance that we will not face costs or penalties regarding PFAS that would have a material adverse effect on our financial condition and results of operations. We could also be subject to odor related claims, damages, violations and/or penalties, including potential class action odor litigation.

In addition, increasing efforts to control emissions of GHG are likely to impact our operations. We operate in certain jurisdictions subject to the Paris Agreement, which mandates reduced GHG emissions in certain participating countries. The EPA's rule establishing mandatory GHG reporting for certain activities may apply to some of our facilities if we exceed the applicable thresholds. The EPA has also issued a regulatory endangerment finding relating to GHG emissions that has led to further regulation of GHG emissions. Legislation to regulate GHG emissions has periodically been proposed in the U.S. Congress, and a growing number of states and foreign countries are taking action to require reductions in GHG emissions. Future GHG emissions limits may require us to incur additional capital and operational expenditures. EPA regulations limiting exhaust emissions also have become more restrictive, and the National Highway Traffic Safety Administration and the EPA have adopted regulations that govern fuel efficiency and GHG emissions. Compliance with these and similar regulations could increase the cost of new fleet vehicles and increase our operating expenses. Compliance with future GHG regulations may require expenditures that could materially adversely affect our business, results of operations and financial condition.

We have approximately 15,500 employees world-wide and are subject to a wide range of local, provincial and national laws and regulations governing the health and safety of workers, including, for example, OSHA in the United States. We can be subject to potential fines and civil and, in egregious cases, criminal actions if we are found to be in violation of worker health and safety laws in any of these jurisdictions. Further, as such laws and regulations change, we may sometimes be required to commit to unplanned capital expenditures in order to continue to comply with workplace safety requirements at our facilities. In addition, we operate and maintain an extensive vehicle fleet to transport products to and from customer locations. Our fleets and drivers are subject to federal, state, local and foreign laws and licensing requirements applicable to commercial fleets, their cargo and their hours and methods of operation. Failure to comply with these laws and regulations in any location could materially adversely affect our business, results of operations, financial condition and reputation.

Risks Relating to Global Disease Outbreaks or Pandemics

Our business may be negatively impacted by the occurrence of any disease correctly or incorrectly linked to animals.

The emergence of diseases such as swine influenza viruses (collectively known as "Swine Flu") and highly pathogenic strains of avian influenza (collectively known as "Bird Flu") and severe acute respiratory syndrome ("SARS"), including SARS-coronavirus 2 ("CoV-2"), that are in or associated with animals and have the potential to also threaten humans has created concern that such diseases could spread and cause a global pandemic. As of the date of this report, various strains of Bird Flu have been and continue to be reported in wild fowl and commercial poultry in Europe, North America, the Middle East and parts of Asia, and there has been at least one human death which is associated with the first case of H5N1 Bird Flu.

Other diseases that are highly contagious within a species, but do not affect other animals and are not transmissible to humans, such as porcine epidemic diarrhea ("PED") virus, may significantly impact production of the susceptible livestock or animal species in a country or region. African Swine Fever ("ASF") is a viral and highly contagious disease of pigs and wild boar, for which no cures or approved vaccines are available as of the date of this report. In the past few years, ASF has become widespread in multiple Chinese, Vietnamese and Philippine provinces and has been reported in Cambodia, Laos, Myanmar, Timor-Leste, Indonesia, Malaysia, and Thailand in South East Asia and the People's Democratic Republic of Korea, the Republic of Korea, Mongolia, Bhutan and India. In April 2021, the Chinese Ministry of Agriculture and Rural Affairs ("MARA") issued the "Work plan for Regional Prevention and Control of African Swine Fever and Other Major Animal Diseases (Trial)", which divided the entire country into five regions (South-Central, Eastern, Northern, South-West, and North-west). Pig movement is restricted and ASF-free zones were created within a region. Only pigs from ASF-free zones, breeding pigs and piglets are allowed to move beyond their respective region. Such restrictions on the movement of pigs from one region to another may affect slaughter numbers within certain regions and thereby reduce volumes of raw material supplied to our locations that, within the same region, process blood and make collagen from pork skins. Additionally, the perception, real or implied, that blood meal and dried plasma powder may contribute to the spread of ASF, resulted in a temporary ban on the use of porcine plasma in pork feed which negatively affected demand for our products as ingredients in porcine animal feed in China. This ban has now been lifted and porcine plasma is once again allowed to be used in pork feed provided that certain newly established guidelines are met. ASF has also been reported in Eastern Europe since 2007. The disease has been detected in both domestic and feral pigs in several EU (primarily Eastern European) Member States in the past years, and the EU has taken measures to address the spread of ASF. In particular, based on the epidemiological situation of ASF, the areas affected by ASF in relevant EU Member States have been listed as restricted zones I, II and III in Annex I to the Commission Implementing Regulation (EU) 2023/594, as amended. The Implementing Regulation provides special control measures for ASF based on Regulation (EU) 2016/429 ("Animal Health Law"). On July 28, 2021, ASF was confirmed in the Dominican Republic and subsequently in Haiti on September 30, 2021. As a result of the occurrence of ASF in North America, the Animal and Plant Health Inspection Service ("APHIS"), on September 24, 2021, submitted plans to the World Organization for Animal Health ("OIE") for the declaration of a new ASF protection zone in Puerto Rico and the U.S. Virgin Islands. Although ASF has not been detected in Puerto Rico or the U.S. Virgin Islands, establishing such an ASF protection zone will add to existing efforts to prevent ASF from spreading into the United States and protect exports of pork related products. Because Puerto Rico and the U.S. Virgin Islands are territories of the U.S., export markets will close to all live pigs, pork meat and pork by-products produced in the U.S. if ASF finds its way into Puerto Rico or the U.S. Virgin islands. Fortunately, the OIE has established procedures for countries to recognize protection zones and limit bans of affected products to the protection zone and allow trade to continue with regions of the country outside of the protection zone. As of the date of this report, ASF has not been reported in the United States, Canada or South America. ASF does not infect humans and is not considered a food safety hazard. Any reports, proven or perceived, that implicate animal feed or feed ingredients, including but not limited to animal by-products, as contributing to the spread of a contagious disease could negatively affect demand for our products as ingredients in animal feeds in the affected country or region.

Although no global disease pandemic among humans has been linked to Bird Flu or other emerging diseases as of the date of this report, governments may be pressured to address these concerns, including by executive action such as temporarily closing certain businesses, including meat and animal processing facilities, within jurisdictions suspected of contributing to the spread of such diseases or by legislative or other policy action, such as prohibiting imports of animals, meat and animal by-products from countries or regions where the disease is detected or suspected. If any disease is correctly or incorrectly linked to animals and has a negative impact on meat or poultry consumption or animal production in any jurisdiction in which we operate, such occurrence could have a material negative impact on the volume of raw materials available to us or the demand for our finished products.

Our business may be affected by the impact of animal related disease, such as BSE, and by other food safety issues.

The FDA has put in place restrictions to prevent the spread of BSE, and certain foreign governments have also restricted exports of beef and beef products from the United States following the detection of BSE in the United States in December 2003. The sixth case of BSE was reported in a six-year-old mixed-breed beef cow in August, 2018, which was the second case of BSE since the OIE characterized the United States' BSE status as one of "negligible risk" in 2013. The seventh and most recent case of BSE was announced in May 2023 by the U.S. Department of Agriculture ("USDA"). According to the announcement, the animal was tested as part of USDA's routine surveillance of cattle that are deemed unsuitable for slaughter. As such, this animal never entered slaughter channels and at no time presented a risk to the food supply or to human health in the United States. On May 24, 2022, the OIE characterized Canada's BSE status as one of "negligible risk". On December 17, 2021 the Canadian Food Inspection Agency confirmed a case of atypical BSE in an 8.5 year old cow in Alberta. However, the Canadian Food Inspection Agency reported zero cases of BSE in 2023. While these latest cases in the United States and Canada and previous cases were the atypical or sporadic form of BSE, which is not spread via feed and, therefore, did not affect the "negligible BSE risk" status of either country, continued concern about BSE in countries in which we operate now or in the future, may result in additional regulatory and market related challenges that may affect our operations or increase our operating costs.

With respect to human food, pet food and animal feed safety in the United States, the FDA Food Safety Modernization Act ("FSMA") gives the FDA various authorities and directs the FDA to promulgate new regulations pursuant to the FSMA, as described in the section entitled "*Business—Regulations*" included in this report.

As a producer of meat-centric food products, we are subject to risks associated with the outbreak of disease in pork, beef livestock, and poultry flocks, including Foot-and-Mouth Disease, Avian Influenza and BSE. The outbreak of disease could adversely affect our supply of raw materials, increase the cost of production, and reduce operating margins. Additionally, the outbreak of disease may hinder our ability to market and sell products. We have developed business continuity plans for various disease scenarios; however, there is no assurance that these plans will be effective in eliminating the negative effects of any such diseases on our operating results.

We have followed regulations enacted under the FSMA throughout the rulemaking process and have implemented Current Good Manufacturing Practices, food safety plans and other procedures at our domestic facilities, which we believe comply with the applicable final rules for preventive controls for human food and animal feed. Similar procedures have been implemented at our foreign facilities for compliance with the Foreign Supplier Verification Programs rule. Such rulemaking and implementation of compliant procedures could, among other things, limit our ability to import necessary raw materials or finished products or require us to amend certain of our other operational policies and procedures. Unforeseen issues and requirements may arise as the FDA implements and enforces these and other final rules or promulgates other new regulations provided for by the FSMA.

The FDA has also established a Reportable Food Registry ("RFR") pursuant to the Food and Drug Administration Amendments Act of 2007 (the "FDAAA"), and has defined a reportable food, which the manufacturer or distributor would be required to report in the RFR, to include materials used as ingredients in animal feeds and pet foods if there is a reasonable probability that the use of, or exposure to, such materials will cause serious adverse health consequences or death to humans or animals. Finalization of the RFR guidance documents and potential additional requirements relating to the RFR may impose additional requirements on us.

According to the "Compliance Policy Guide Sec. 690.800, *Salmonella* in Food for Animals" (the "CPG"), any finished pet food contaminated with any species of *Salmonella* will be considered adulterated, and the FDA believes regulatory action is warranted in cases involving such pet foods because of the heightened risk to humans given the high likelihood of direct human contact with pet food. Finished animal feeds intended for pigs, poultry and other farmed animals, however, will be considered to be adulterated only if the feed is contaminated with a species of *Salmonella* that is considered to be pathogenic for the animal species for which the feed is intended. Any pathogen, such as *Salmonella*, that is correctly or incorrectly associated with our finished products could have a negative impact on the demand for our finished products and could have a material adverse effect on our business, reputation, results of operations or financial condition.

As a result of our international operations, we could be adversely affected by additional non-U.S. regulations regarding BSE and other food safety issues. For example, an enforceable ban on the feeding of restricted animal material to ruminant animals is in place in Australia as part of a comprehensive national program to prevent the entry and establishment of the BSE agent in Australia and inspections and audits are undertaken to ensure compliance. In addition, in the EU, harmonized rules have been adopted for prevention, control and eradication of transmissible spongiform encephalopathies ("TSEs"), which includes BSE, in Regulation (EC) No 999/2001, as amended ("TSE Regulation"), and in Regulation (EC) No 1069/2009, as amended ("Animal By-Products Regulation") and other food and feed hygiene regulations. The TSE Regulation establishes a "feed ban" consisting of a ban on the use of processed animal protein ("PAP"), in feed for ruminants according to which only certain animal proteins considered to be safe (such as fishmeal) can be used, but under very strict conditions. Since 1994, a ban on feeding MBM to ruminants has been in place in the EU and expanded in 2001, with the prohibition of feeding all PAP to all farmed animals, subject to certain limited exceptions. In 2009, the BSE-related feed ban was supplemented with the prohibition of intra-species recycling for all food-producing animals. Other animal-derived products besides PAP, such as collagen derived from non-ruminants and hydrolyzed protein derived from parts of non-ruminants or from ruminant hides and skins, were not included in the feed ban. The feed ban has been lifted for pig and poultry PAP in the feed of aquaculture animals, and insect PAP (a new source of animal protein) in the feed of aquaculture animals. In 2021, the European Commission relaxed the "feed ban" to allow the feeding of non-ruminant farmed animals with insect PAP, reauthorize the feeding of poultry with pig PAP, the feeding of pigs with poultry PAP and allow the use of ruminant derived gelatin in feeds for non-ruminant farmed animals.

Darling Ingredients International may profit from the possible lifting of the ban for pigs and poultry, however, the introduction of changes to the feed ban and further restriction may adversely affect Darling Ingredients International, possibly restricting the allowed use of some of their products. The TSE Regulation applies to the production and placing on the market of live animals and products of animal origin on the EU market. The BSE status of EU Member States, non-EU members of the European Economic Area and other countries or regions ("Third Countries") is to be determined by classification made by the OIE into one of three BSE risk categories identified in the Regulation, *i.e.*, negligible risk, controlled risk or undetermined risk. The BSE classification is based on a risk assessment and the implementation of a surveillance program. According to the Commission Decision of June 29, 2007, as amended, Greece is the only EU Member State classified as having a controlled BSE risk. The other EU Member States are classified as having a negligible BSE risk. Also, the United Kingdom (with the exception of Northern Ireland), as a former a member of the EU is classified as controlled BSE risk. A change in the BSE status of one or more EU Member States may have a negative impact on Darling Ingredients International. Under EU legislation, imported products from outside the EU must meet the same safety standards as products produced in EU Member States. The TSE Regulation imposes strict import requirements related to TSEs for live animals and animal by-products, which depend on the BSE status of Third Countries. The Animal By-Products Regulation establishes rules intended to prevent the outbreak of certain diseases such as BSE. A BSE outbreak or other event viewed as hazardous to animal or human health could lead to the adoption of more stringent rules on the use and disposal of animal by-products, which could require Darling Ingredients International to change its production processes and could have a material adverse effect on our business, results of operations or financial condition.

In addition, EU legislation applicable to the agri-food sector could create additional compliance requirements and enforcement risks for us. For example, Regulation (EU) 2019/1381, as amended ("Food Transparency Regulation"), strengthens transparency requirements in EU food law. The European Food Safety Authority ("EFSA") must disclose scientific data, studies and other information supporting applications, including supplementary information supplied by applicants. EFSA is also tasked with establishing and managing a publicly accessible database of studies commissioned or carried out by business operators to support an application or notification in relation to which it must provide a scientific output. Business operators must notify EFSA of protected and detailed information concerning any study commissioned or carried out by them to support an application or a notification. Any potential disclosure of unfavorable studies and data as well as EFSA's ultimate decision-making power to determine what constitutes confidential information (and therefore subject or not to transparency obligations) may result in adverse publicity, negatively impact our reputation and/or require us to disclose commercially sensitive information and data. In addition, Regulation (EC) 2017/625, as amended ("Official Controls Regulation") requires that the EU Member States verify compliance with agri-food chain rules through official controls. To deter fraudulent practices, the Official Controls Regulation introduces more stringent rules for financial penalties, imposed by EU Member States, as well as new provisions to protect whistle-blowers to encourage and facilitate the reporting of non-compliance. More stringent and higher financial penalties may potentially result in significant and unexpected costs and enhanced provisions regarding whistle-blowers may result in more regulatory investigations and enforcement actions, both of which could have a material adverse effect on our business.

Pandemics, epidemics or disease outbreaks, such as coronavirus ("COVID-19"), may disrupt our business, including, among other things, our supply chain and production processes, each of which could materially affect our operations, liquidity, financial condition and results of operations.

The actual or perceived effects of a disease outbreak, epidemic, pandemic or similar widespread public health concern, such as COVID-19, could negatively affect our operations, liquidity, financial condition and results of operations.

The spread of pandemics, epidemics or disease outbreaks such as COVID-19 may disrupt our third-party business partners' ability to meet their obligations to us which may negatively affect our operations. These third parties include those who supply our raw materials and other necessary operating materials and logistics and transportation services providers. Ports and other channels of entry may be closed or operate at only a portion of capacity, as workers may be prohibited or otherwise unable to report to work, and means of transporting products within regions or countries may be limited for the same reason. Furthermore, transport restrictions related to quarantines or travel bans could be put in place and global supply may become constrained, each of which may cause the price of certain raw materials used in our products to increase and/or we may experience disruptions to our operations. In addition, any such outbreaks may affect the prices and demand for our finished products.

Workforce limitations and travel restrictions resulting from pandemics, epidemics or disease outbreaks such as COVID-19 and related government actions may affect many aspects of our business. If a significant percentage of our workforce is unable to work, including because of illness or travel or government restrictions in connection with pandemics or disease outbreaks, our operations and financial reporting capabilities may be negatively affected. In addition, pandemics or disease outbreaks could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect our raw material supply and our customers' demand for our finished products.

Our efforts to manage and mitigate these factors may be unsuccessful, and the effectiveness of these efforts depends on factors beyond our control, including the duration and severity of any pandemic, epidemic or disease outbreak, as well as third-party actions taken to contain its spread and mitigate public health effects.

The risks described above also apply to the DGD Joint Venture and its business and operations.

Risks Related to our Labor Force

We may be subject to work stoppages at our operating facilities, which could cause interruptions in the manufacturing or distribution of our products.

While we currently have no international, national or multi-plant union contracts, as of December 28, 2024 approximately 13% of Darling's U.S. employees, 47% of Canadian employees and 64% of Darling Ingredients International's employees were covered by various collective bargaining agreements. Furthermore, local laws and regulations in certain jurisdictions in which we operate provide for worker groups with prescribed powers and rights with regard to working conditions, wages and similar matters. In jurisdictions where such groups do not exist, labor organizing activities could result in additional employees becoming unionized and higher ongoing labor costs. Darling's collective bargaining agreements expire at varying times over the next five years. In contrast, Darling Ingredients International's collective bargaining agreements generally have one to two year terms, while Canadian agreements generally have terms up to three years. Some of our collective bargaining agreements have already expired and are in the process of being renegotiated. There can be no assurance that we will be able to negotiate the terms of any expiring or expired agreement in a manner acceptable to us. If our workers were to engage in a strike, work stoppage, slowdown or other collective action in the future in any of our locations, we could experience a significant disruption of our operations, which could have a material adverse effect on our business, results of operations and financial condition. We may also be subject to general country strikes or work stoppages unrelated to our business or collective bargaining agreements that could have a direct or indirect adverse effect on our business, results of operation or financial condition.

Certain U.S. multiemployer defined benefit pension plans to which we contribute are underfunded and these plans may require minimum funding contributions or we may be subject to liabilities due to a termination of, or our withdrawal from, such plans.

We participate in various U.S. multiemployer pension plans which provide defined benefits to certain employees covered by labor contracts. These plans are not administered by us and contributions are determined in accordance with provisions of negotiated labor contracts to meet their pension benefit obligations to their participants. Based upon the most currently available information, certain of these multiemployer plans are or may be at risk of being underfunded due partially to a decline in the value of the assets supporting these plans, a reduction in the number of actively participating members for whom employer contributions are required and the level of benefits provided by the plans. In addition, the U.S. Pension Protection Act, which went into effect in January 2008, requires underfunded pension plans to improve their funding ratios within prescribed intervals based on the level of their underfunding. As a result, our required contributions to these plans may increase in the future. Furthermore, under current law, a termination of, our voluntary withdrawal from or a mass withdrawal of all contributing employers from any underfunded multiemployer defined benefit plan to which we contribute would require us to make payments to the plan for our proportionate share of such multiemployer plan's unfunded vested liabilities, which could be significant and have an adverse effect on our financial condition. Also, if a multiemployer defined benefit plan fails to satisfy certain minimum funding requirements, the Internal Revenue Service ("IRS") may impose a nondeductible excise tax of 5% on the amount of the accumulated funding deficiency for those employers not contributing their allocable share of the minimum funding to the plan. Requirements to pay increased contributions, withdrawal liability and excise taxes could negatively impact our liquidity and results of operations.

The proposed Employment Rights Bill is set to overhaul employment law in the UK, with a number of employee friendly proposals which could have an adverse effect on our business due to increased costs associated with being an employer.

On October 10, 2024, the UK government introduced the Employment Rights Bill 2024-25 (the "ER Bill") to Parliament, aiming to modernize and enhance worker rights through 28 proposed reforms. These reforms are expected to significantly impact UK employment law. The government will consult on these proposals, and changes may occur as the ER Bill progresses through Parliament. Key proposals include the establishment of a new state enforcement body to tackle unlawful employment practices, which would mark a significant shift in UK employment law away from reliance on individual enforcement. Further proposals include making unfair dismissal a right from the first day of employment, changes to redundancy rules and the introduction of new grounds for automatically unfair dismissal to restrict "fire and rehire" practices. In terms of industrial relations, the ER Bill lowers the threshold for trade union recognition and repeals previous restrictions on strike action. For zero hours contracts, it mandates guaranteed hours and reasonable shift notice. Family rights are enhanced with protections for maternity returners, statutory bereavement leave, and the removal of the qualifying period for parental and paternity leave. Statutory Sick Pay reforms include removing the three-day waiting period and a proposal to lower the earnings threshold. These reforms represent a significant shift in favor of employee rights, with detailed consultations expected in 2025 and most reforms unlikely to be implemented until 2026. If enacted, they will bring substantial changes to the UK employment landscape, increasing the costs and risks associated with being an employer, which could in turn have an adverse effect on our business and future operations in the UK.

Risks Related to our Indebtedness

Our substantial level of indebtedness could adversely affect our financial condition.

As of December 28, 2024, our total indebtedness, including trade debt, was approximately $4.0 billion and we had undrawn commitments available for additional borrowings under the revolving credit facility included as part of our senior secured credit facilities of up to approximately $1.2 billion (after giving effect to approximately $267.0 million of revolver borrowing, $0.7 million of outstanding letters of credit and $72.7 million of ancillary facilities). Our high level of indebtedness could have important consequences, including the following:

- making it more difficult to satisfy our obligations to our financial lenders and our contractual and commercial commitments;

- limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements on commercially reasonable terms or at all;

- requiring us to use a substantial portion of our cash flows from operations to pay principal and interest on our indebtedness instead of for other purposes, thereby reducing the amount of our cash flows from operations available for working capital, capital expenditures, acquisitions and other general corporate purposes;

- increasing our vulnerability to adverse economic, industry and business conditions;

- exposing us to the risk of increased interest rates as certain of our borrowings are at variable rates of interest;

- increasing our exposure to changes in foreign exchange rate conversion to functional currency;

- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- placing us at a competitive disadvantage compared to other, less leveraged competitors; and

- increasing our cost of borrowing.

In addition, the indentures that govern our senior notes and the credit agreement governing our senior secured credit facilities contain various covenants, including restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our funded indebtedness. See Item 7. "*Management Discussion and Analysis of Financial Condition and Results of Operations*" - "*Senior Secured Credit Facilities,*" "*6% Senior Notes due 2030,*" "*5.25% Senior Notes due 2027*" and "*3.625% Senior Notes due 2026.*"

Despite our existing level of indebtedness, we and our subsidiaries may still be able to incur substantially more indebtedness, which could further exacerbate the risks to our financial condition described above.

Although certain of the indentures that govern the senior notes and the credit agreement governing the senior secured credit facilities contain restrictions on our incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the additional indebtedness that we and our subsidiaries could incur in compliance with these restrictions could be substantial. To the extent that we or our subsidiaries incur additional indebtedness, the risks associated with our indebtedness, including our possible inability to service our indebtedness, could intensify. See Item 7. "*Management Discussion and Analysis of Financial Condition and Results of Operations*" - "*Senior Secured Credit Facilities,*" "*5.25% Senior Notes due 2027*" and "*3.625% Senior Notes due 2026.*"

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations and to meet our other cash needs, we could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations and our other cash needs. The credit agreement governing our senior secured credit facilities and certain indentures governing our senior notes restrict our ability to use the proceeds from the disposition of assets, debt incurrence or sales of equity to repay other indebtedness. We may not be able to consummate any such dispositions or to obtain debt or equity proceeds in amounts sufficient to meet any debt service obligations, and we may be restricted under such credit agreement or indentures from using any such amounts to service other debt obligations.

If we cannot make scheduled payments under any of the agreements governing our debt, we would be in default under such agreements, which could allow lenders under any credit facilities to terminate their commitments to loan money and could allow the applicable lenders or other debt holders to declare all outstanding principal and interest of such debt to be immediately due and payable, and, in the case of secured debt, to foreclose against the assets securing such debt and apply the proceeds from such foreclosure to repay amounts owed to them. Any of these events would likely in turn trigger cross-acceleration or cross-default provisions in our other debt instruments, which would allow the creditors under those instruments to exercise similar rights. If any of these actions are taken, we could be forced into restructuring, bankruptcy or liquidation.

Our ability to repay our indebtedness depends in part on the performance of our subsidiaries, including our non-guarantor subsidiaries, and their ability to make payments.

We conduct a significant portion of our operations through our subsidiaries, a number of which operate outside the United States. Accordingly, repayment of our indebtedness is dependent, to a significant extent, on the generation of cash flow by our subsidiaries and their ability to make such cash available to us. Unless they are guarantors of the indebtedness, our subsidiaries do not have any obligation to pay amounts due on the indebtedness or to make funds available for that purpose. Under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. For example, our subsidiaries that are organized under the laws of, and operate in, China currently have substantial regulatory restrictions on their ability to make cash available to us. While the credit agreement governing the senior secured credit facilities and potentially, the agreements governing certain of our other indebtedness will limit the ability of certain of our subsidiaries to incur consensual restrictions on their ability to make other intercompany payments to us, these limitations are subject to certain significant qualifications and exceptions.


Risks Related to our Common Stock


The market price of our common stock has been and may continue to be volatile, which could cause the value of your investment to decline.

The market price of our common stock has been subject to volatility and, in the future, the market price of our common stock could fluctuate widely in response to numerous factors, many of which are beyond our control. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common stock. In addition to the risk factors discussed in this report, the price and volume volatility of our common stock may be affected by:

• actual or anticipated fluctuations in ingredient prices;

• actual or anticipated variations in our operating results;

• our earnings releases and financial performance;

• changes in financial estimates or buy/sell recommendations by securities analysts;

• our ability to repay our debt;

• our access to financial and capital markets to refinance our debt;

• performance of our joint venture investments, including the DGD Joint Venture;

• our dividend policy;

• market conditions in the industry and the general state of the securities markets;

• investor perceptions of us and the industry and markets in which we operate;

• governmental legislation or regulation;

- governmental policies affecting biofuels and/or biofuel feedstocks;

- currency and exchange rate fluctuations that impact our earnings and balance sheet; and

- general economic and market conditions, such as U.S. or global reactions to economic developments, including regional recessions, inflation, currency devaluations or political unrest.

Our ability to pay any dividends on our common stock may be limited and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have not paid any dividends on our common stock since January 3, 1989 and we have no current plans to do so. Our current financing arrangements permit us to pay cash dividends on our common stock within limitations defined by the terms of our existing indebtedness, including our senior secured credit facility, and 3.625% senior notes due 2026 and any other indentures or other financing arrangements that we enter into in the future that include similar limitations. For example, our senior secured credit facility restricts our ability to make payments of dividends in cash if certain coverage ratios are not met. Even if such coverage ratios are met, any determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will be based upon our financial condition, operating results, capital requirements, plans for expansion, business opportunities, restrictions imposed by any of our financing arrangements, provisions of applicable law and any other factors that our board of directors determines are relevant at that point in time.

Future sales of our common stock or the issuance of other equity may adversely affect the market price of our common stock.

We are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The issuance of additional shares of our common stock or convertible securities, including our outstanding options, or otherwise, will dilute the ownership interest of our common stockholders.

Sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

Our common stock is an equity security and is subordinate to our existing and future indebtedness.

Shares of our common stock are equity interests and do not constitute indebtedness. As such, the shares of common stock will rank junior to all of our indebtedness, including our trade debt, and to other non-equity claims on us and our assets available to satisfy claims on us, including claims in a bankruptcy, liquidation or similar proceedings. Certain of our existing indebtedness restricts, and future indebtedness may restrict, payment of dividends on the common stock.

Unlike indebtedness, where principal and interest customarily are payable on specified due dates, in the case of common stock, (i) dividends are payable only when and if declared by our board of directors or a duly authorized committee of the board of directors and (ii) as a corporation, we are restricted under applicable Delaware law to making dividend payments and redemption payments only from legally available assets. Further, under our certificate of incorporation, there are no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions arising as to our common stock, subject only to the voting rights available to stockholders generally.

In addition, our rights to participate in the assets of any of our subsidiaries upon any liquidation or reorganization of any subsidiary will be subject to the prior claims of that subsidiary's creditors (except to the extent we may ourselves be a creditor of that subsidiary), including that subsidiary's trade creditors and our creditors who have obtained or may obtain guarantees from the subsidiaries. As a result, our common stock will be subordinated to our and our subsidiaries' obligations and liabilities, which currently include borrowings and guarantees. See Item 7. "*Management Discussion and Analysis of Financial Condition and Results of Operations*" - "*Senior Secured Credit Facilities,*" "*6% Senior Notes due 2030,*" "*5.25% Senior Notes due 2027*" and "*3.625% Senior Notes due 2026.*"

The issuance of shares of preferred stock could adversely affect holders of common stock, which may negatively impact your investment.

Our board of directors is authorized to cause us to issue classes or series of preferred stock without any action on the part of our stockholders. The board of directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred shares that may be issued, including the designations, preferences, limitations and relative rights senior to the rights of our common stock with respect to dividends or upon the liquidation, dissolution or winding up of our business and other terms. If we issue preferred shares in the future that have a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding up, or if we issue preferred shares with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of the common stock could be adversely affected. As of the date of this report, we have no outstanding shares of preferred stock but we have available for issuance 1,000,000 authorized but unissued shares of preferred stock.

General Risks Related to our Business

We may incur material costs and liabilities in complying with government regulations.

We are subject to the rules and regulations of various governmental agencies in the United States, the EU, Brazil, Canada, China and the other countries in which Darling Ingredients International operates. These include rules and regulations administered by governmental agencies at the supranational, federal, state, provincial or local level. See Item 1. "*Business - Regulations*" for a listing of certain governmental agencies to which we are subject.

The applicable rules, regulations and guidance promulgated by these and other agencies, which are likely to change over time, affect our operations and may influence our operating results at one or more facilities. Furthermore, the loss of or failure to obtain necessary federal, state, provincial or local permits and registrations at one or more of our facilities could halt or curtail operations at impacted facilities, which could result in impairment charges related to the affected facility and otherwise adversely affect our operating results. In addition, our failure to comply with applicable rules, regulations and guidance, including obtaining or maintaining required operating certificates or permits, could subject us to: (i) administrative penalties and injunctive relief; (ii) civil remedies, including fines, injunctions and product recalls; and/or (iii) adverse publicity. There can be no assurance that we will not incur material costs and liabilities in connection with these rules, regulations and guidance.

Because of our international operations throughout much of the world, we could be adversely affected by violations of the FCPA and similar anti-bribery laws, as well as laws and regulations governing international transactions (such as the regulations administered by OFAC). Recent years have seen a substantial increase in the global enforcement of anti-corruption laws and economic sanctions laws and regulations. Our operations outside the United States, including in developing countries, could increase the risk of such violations. In addition, we may enter into joint ventures with joint venture partners who are domiciled in areas of the world with anti-bribery laws, regulations and business practices that differ from those in the United States. There is risk that our joint venture partners will violate the FCPA and other anti-bribery laws and regulations, as well as OFAC and economic sanctions. While our policies mandate compliance with the FCPA and other anti-bribery laws, as well as OFAC and economic sanctions, we cannot provide assurance that our internal control policies and procedures will always protect us from violations committed by our employees, joint venture partners or agents. Violations of the FCPA or other anti-bribery laws, or of OFAC or other economic sanctions laws, or allegations of such violations, could result in lengthy investigations and possibly disrupt our business, lead to criminal and/or civil legal proceedings brought by governmental agencies and/or third parties, result in material fines and legal and other costs and have a material adverse effect on our reputation, business, results of operations, cash flows and financial condition.

Given the competitive nature of our industry, we could be adversely affected by violations of various countries' antitrust, competition and consumer protection laws. These laws generally prohibit companies and individuals from engaging in anticompetitive and unfair business practices. While our policies mandate compliance with these laws, we cannot provide assurance that our internal control policies and procedures will always protect us from violations or reckless or criminal acts committed by our employees, joint venture partners or agents.

Downturns and volatility in global economies and commodity and credit markets could materially adversely affect our business, results of operations and financial condition.

Our results of operations are materially affected by the conditions of the global economies and the credit, commodities and stock markets. Among other things, we may be adversely impacted if our domestic and international customers and suppliers are not able to access sufficient capital to continue to operate their businesses or to operate them at prior levels. High inflation, adverse changes in interest rates, a decline in consumer confidence or changing patterns in the availability and use of disposable income by consumers can negatively affect both our suppliers and customers. Declining discretionary consumer spending or the loss or impairment of a meaningful number of our suppliers or customers could lead to declines in either raw material availability or customer demand. Any tightening in credit supply could negatively affect our customers' ability to pay for our products on a timely basis or at all and could result in a requirement for additional bad debt reserves. Although many of our customer contracts are formula-based, continued volatility in the commodities markets could negatively impact our revenues and overall profits. Counterparty risk on finished product sales can also impact revenue and operating profits when customers either are unable to obtain credit or refuse to take delivery of finished products due to market price declines.

We may not successfully identify and complete acquisitions on favorable terms or achieve anticipated synergies relating to any acquisitions, and such acquisitions could result in unknown liabilities, unforeseen operating difficulties and expenditures and require significant management resources.

We regularly review potential acquisitions of complementary businesses, services or products. However, we may be unable to identify suitable acquisition candidates in the future. Even if we identify appropriate acquisition candidates, we may be unable to complete or finance such acquisitions on favorable terms, if at all. In addition, the process of integrating an acquired business, service or product into our existing business and operations may result in unforeseen operating difficulties and expenditures. Integration of an acquired company also may require significant management resources that otherwise would be available for ongoing development of our business. Moreover, we may not realize the anticipated benefits of any acquisition or strategic alliance and such transactions may not generate anticipated financial results. Future acquisitions could also require us to incur debt, assume contingent liabilities or amortize expenses related to intangible assets, any of which could harm our business and/or negatively impact our results of operations. Finally, acquisitions may be structured in such a manner that would result in the assumption of unknown liabilities not disclosed by the seller or uncovered during pre-acquisition due diligence.

Our business may be adversely impacted by fluctuations in foreign currency exchange rates, which could affect our ability to comply with our financial covenants.

We carry out transactions in a number of foreign currencies, principally the euro, the Canadian dollar, the Chinese renminbi, the Brazilian real, the British pound, the Japanese yen, the Australian dollar and the Polish zloty. To the extent possible, we attempt to match revenues and expenses in each of the currencies in which we operate. However, we will still be exposed to currency fluctuations when we translate the results of our overseas operations into U.S. dollars, our reporting currency, in the preparation of our consolidated financial statements, which may affect our U.S. dollar-denominated results of operations and financial condition even if our underlying operations and financial condition, in local currency terms, remain unchanged. While we from time to time utilize currency hedging instruments to protect us from adverse fluctuations in currency exchange rates, there can be no assurance that such instruments will successfully protect us from more pronounced swings in such exchange rates. Further, by utilizing these instruments we potentially forego any benefits that result from favorable fluctuations in exchange rates.

We also face risks arising from the possible future imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into U.S. dollars or to remit dividends and other payments by our foreign subsidiaries located in, or business conducted within, a country imposing such controls. Currency devaluations would result in a diminished value of funds denominated in the currency of the country instituting the devaluation.

Any fluctuations in exchange rates or the imposition of exchange controls or currency devaluation may adversely impact our ability to comply with the financial and other covenants under the documents governing our indebtedness, which could affect our ability to incur indebtedness, pay dividends, make investments or take other actions that might be in our best interest. Should our international operations continue to expand, they will represent a larger part of our business and such exchange rate fluctuations may have a greater impact on our business, financial condition and results of operations.

Large capital projects can take many years to complete, and market conditions could deteriorate over time, negatively impacting project returns.

We may engage in capital projects, such as the recently completed DGD Joint Venture SAF project at the DGD Port Arthur Plant, based on the forecasted project economics and level of return on the capital to be employed in the project. Large-scale projects take many years to complete, and market conditions can change from our forecast. As a result, we may be unable to fully realize our expected returns, which could negatively impact our financial condition, results of operations, and cash flows.

Changes in consumer preference could negatively impact our business.

The food and pet food industries in general are subject to changing consumer trends, demands and preferences. Trends within the food and pet food industries change often, and failure to identify and react to changes in these trends could lead to, among other things, reduced demand and price reductions for our products or those of our customers for whom we manufacture products, and could have an adverse effect on our financial results.

If we experience difficulties or a significant disruption in our information systems or if we fail to implement new systems and software successfully, our business could be materially adversely affected.

We depend on information systems throughout our business to collect and process data that is critical to our operations and accurate financial reporting. Among other things, these information systems process incoming customer orders and outgoing supplier orders, manage inventory, and allow us to efficiently collect raw materials and distribute products, process and bill shipments to and collect cash from our customers, respond to customer and supplier inquiries, contribute to our overall internal control processes, maintain records of our property, plant and equipment, record and pay amounts due vendors and other creditors and manage our human resource function.

If we were to experience a disruption in our information systems that involve interactions with suppliers and customers, it could result in a loss of raw material supplies, sales and customers and/or increased costs, which could have a material adverse effect on our business, financial condition and results of operations. In addition, any such disruption could adversely affect our ability to meet our financial reporting obligations. We may also encounter difficulties in developing and implementing new systems or maintaining and upgrading existing systems and software. Such difficulties may lead to significant expenses or losses due to unexpected additional costs required to implement or maintain systems, disruption in business operations, loss of sales or profits, or cause us to incur significant costs to reimburse third parties for damages, and, as a result, may have a material adverse effect on our results of operations and financial condition. We could also experience impairment of our reputation if any of these events were to occur.

Increased information technology security threats and more sophisticated computer crime pose a risk to our systems, networks, products and services, while data privacy and cybersecurity laws continue to proliferate presenting heightened regulatory risk.

We rely upon our information systems and networks in connection with a variety of business activities, and we collect and store sensitive data. Increased security threats to information systems and more sophisticated computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. We are the subject of cyber-attacks from time to time, and must invest resources to protect our systems and defend against and respond to incidents. A failure of or breach in technology security could expose us and our customers and suppliers to risks of misuse of information or systems, the compromising of confidential information, manipulation and destruction of data, defective products, production downtimes and operating disruptions, which in turn could adversely affect our reputation, competitive position, business and results of operations. In addition, such breaches in security could result in litigation, regulatory action and potential liability and the costs and operational consequences of implementing further data protection measures.

Cyber-attacks could be attempted on any of the Company's external surfaces, such as internet access points or operational technology. Threat actors may gain access to the Company's protected data, information and/or access credentials to initiate cyber-attacks or to sell or expose Company information using various schemes, including social engineering, phishing and/or artificial intelligence, including deepfakes, as well as through data breaches, whether intentional or unintentional,including as a result of malicious insiders, insider errors, third parties who access the Company's information, data transfers and/or data classification. The Company may face additional cybersecurity risks with respect to operational technologies, including those of acquired entities or assets. Cyber-attacks on operational technology surfaces could be initiated by threat actors or malicious insiders. Pathways for cyber-attacks or incidents on operational technology or in other parts of our networks or systems could also be initiated by a third party, such as a vendor or consultant, intentionally or unintentionally, who uses a compromised device to access our operational technology and transfers the compromise, such as malware or a virus. Cyber-attacks on operational technology could include attack of various systems such as industrial control systems (ICS) or supervisory control and data acquisition (SCADA) systems for various purposes, such as control of operations, and can spread systemically beyond the point of entry due to the interconnectivity of such systems internally and with the internet. Cyber risks with legacy systems (including legacy systems inherited in acquisitions) could include structural weaknesses or vulnerabilities, and challenges with patches and upgrades necessary to defend against threat actors. Threat actors who penetrate the Company's information systems may attempt to install malicious code (such as malware or ransomware) to gain control of systems, data, or information for the purpose of extracting a ransom; shutting down operations; initiating an equipment override to cause a fire, hazardous release or explosion; or exposing confidential or proprietary information. Cyber-attacks can also be executed within the various supply chains in which the Company operates, which could impact the availability of raw materials, transport of finished goods, port operations, markets, prices or product demand.

Furthermore, we are subject to complex and evolving laws and regulations regarding, cybersecurity, privacy, know-your-customer requirements, data protection, cross-border data movement and other matters. Principles concerning the appropriate scope of consumer and commercial privacy vary considerably in different jurisdictions, and regulatory and public expectations regarding the definition and scope of consumer and commercial privacy may remain fluid. It is possible that these laws may be interpreted and applied by various jurisdictions in a manner inconsistent with our current or future practices or inconsistent with one another. If personal, confidential or proprietary information of customers or employees in our possession is mishandled or misused, we may face regulatory, reputational and operational risks which could have an adverse effect on our financial condition and results of operations. For example, the General Data Protection Regulation ("GDPR") imposes stringent data protection requirements with respect to (among other things):

- accountability and transparency requirements, requiring controllers to demonstrate and record compliance with the GDPR and to provide detailed information to individuals regarding the processing of their personal data;

- requirements to process personal data lawfully, including specific requirements for obtaining valid consent where consent is the lawful basis for processing;

- obligations to comply with various data protection rights which can be exercised by individuals;

- an obligation to report certain personal data breaches to the competent data protection supervisory authority without undue delay (and no later than 72 hours) and to affected individuals; and

- obligations relating to international transfer of personal data.

The GDPR also provides for significant penalties for noncompliance, and data protection supervisory authorities have the power under the GDPR to (among other things) impose significant fines for serious breaches. Individuals also have a right to compensation as a result of an organization's breach of the GDPR which has affected them, for financial or non-financial losses (e.g., distress). Additionally, we are subject to the general data protection law in Brazil, which has similar requirements and restrictions as GDPR, as well as potential penalties for noncompliance.

Additionally, in the EU, the EU Network and Information Systems Security 2 Directive ("NIS2") (and the implementing laws at a national EU Member State level), to which the Company is also subject, imposes stringent cybersecurity and incident reporting requirements on "essential" and "important" entities. The NIS2 empowers the EU Member States to define all rules regarding penalties applicable to infringements, provided that they are effective, proportionate, and dissuasive, and provides that any maximum fines set by Member States for "essential" entities should be at least 10 million euros or 2% of total worldwide annual revenue, whichever is higher. In addition to monetary fines, other sanctions may include (i) a temporary suspension on providing services in the EU (by suspending relevant authorizations/certifications); (ii) an order to make public certain elements of the infringement and/or inform customers; and (iii) injunctions to immediately cease infringing conduct. Importantly, NIS2 also provides that senior members of staff can be held personally liable, and face administrative fines or be temporarily suspended from exercising managerial functions at the legal representative or chief executive officer level.

We may face difficulty in fully complying with these regulations and any failure to do so could subject us to significant monetary penalties, liabilities, and adverse publicity. In the United States, the California Consumer Privacy Act ("CCPA") is a far-reaching data privacy law, which has been significantly amended by the California Privacy Rights Act ("CPRA"). The full impact of the amended CCPA on us and others in our industry remains uncertain because regulations that are necessary to fully implement the law have not been finalized. Those include regulations that would be the first in the US to comprehensively regulate the use of artificial intelligence when used to make decisions about individuals. In addition to California, other states have passed data privacy laws, some of which are currently in effect and others that will take effect over the next two years; meanwhile, other states continue to evaluate the enactment of other data privacy and cybersecurity laws. Additionally, the Federal Trade Commission ("FTC") and many state attorneys general are interpreting existing federal and state consumer protection laws to impose evolving standards for the collection, use, dissemination and security of personal information. We also expect additional laws and regulations to be passed regulating various uses of artificial intelligence, including as described in the October 2023 White House Executive Order on the Safe, Secure, and Trustworthy Development and Use of Artificial Intelligence. In addition, in August 2024, EU Regulation 2024/1689 on artificial intelligence ("EU AI Act") entered into force. Most of the rules will go into effect in August 2026. The EU AI Act governs the development and deployment of AI placed on the EU market, used in the EU, or where the output is used or intended to be used within the EU. The EU AI Act aims to ensure the safe and ethical development of artificial intelligence technologies, and establishes a risk-based regulatory framework, categorizing artificial intelligence systems into four levels of risk (i.e., unacceptable, high, limited and minimal). In case of non-compliance, the fine threshold is set at 35 million euros or 7% of total annual worldwide turnover, whichever is higher, and regulators have the power to remove non-compliant products from the EU market. Achieving compliance with the EU AI Act may require significant investments in adapting artificial intelligence systems to meet regulatory requirements. This could include implementing enhanced data governance, ensuring human oversight, and providing detailed technical documentation, which may increase costs and deployment timelines. The impact of these cybersecurity, privacy, and artificial intelligence laws and orders on us and others in our industry is uncertain. We also may be required to expend significant resources to prepare for and comply with the evolving standards. We could be adversely affected if state, federal or international data privacy or cybersecurity laws or regulations are interpreted in a manner that would require changes in our business practices, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

Artificial intelligence could subject the Company to loss through various internal and external risks.

The pace of artificial intelligence advancements (including generative artificial intelligence) and its complex and dynamic regulatory environment subjects the Company to a variety of risks. This includes risks to the privacy and security of the Company's data, such as unauthorized disclosures of data which could be used to the detriment of the Company. Artificial intelligence also introduces tools that could be used for malicious purposes, such as advanced deceitful communication methods used to harm the Company. Artificial intelligence also subjects the Company to potential competitive disadvantages in its business and missed innovation opportunities.

Our success is dependent on our key personnel.

Our success depends to a significant extent upon a number of key employees, including members of senior management. The loss of the services of one or more of these key employees could have a material adverse effect on our results of operations and prospects. We believe that our future success will depend in part on our ability to attract, motivate and retain skilled technical, managerial, marketing and sales personnel. Competition for these types of skilled personnel is intense and there can be no assurance that we will be successful in attracting, motivating and retaining key personnel. Furthermore, our ability to do so has been and may continue to be impacted by challenges in the labor market, which has experienced and may continue to experience wage inflation, labor shortages, increased employee turnover, changes in availability of our workforce and a shift toward remote work. The failure to hire and retain such personnel could materially adversely affect our business, results of operations and financial condition.

We could have a material weakness in our internal control over financial reporting that would require remediation.

Any future failures to maintain the effectiveness of our disclosure controls and procedures, including our internal control over financial reporting, could subject us to a loss of public confidence in our internal control over financial reporting and in the integrity of our financial statements and our public filings with the SEC and other governmental agencies and could harm our operating results or cause us to fail to meet our regulatory reporting obligations in a timely manner.

Changes in our tax rates or exposure to additional income tax liabilities could impact our profitability.

We are subject to income taxes in the United States and in numerous other foreign jurisdictions. Significant judgment is required in determining our worldwide income tax provision, tax assets, and accruals for other taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain. Our future effective tax rates could be adversely affected by changes in the mix of earnings by jurisdictions with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws or tax rates, such as the Section 45Z tax credit and implementation of the global minimum tax in the jurisdictions in which we operate. Furthermore, we are regularly subject to audit by tax authorities with respect to both income and other non-income taxes. Unfavorable audit results or tax rulings, or other changes resulting in significant additional tax liabilities, could have material adverse effects upon our earnings, cash flows, and financial condition.

Litigation or regulatory proceedings may materially adversely affect our business, results of operations and financial condition.

We are a party to various lawsuits, claims and loss contingencies arising in the ordinary course of business, including insured worker's compensation, auto, and general liability claims, assertions by certain regulatory and governmental agencies related to various matters including labor and employment, employee benefits, occupational safety and health, wage and hour, compliance, sustainability, permitting requirements, environmental matters, including odor, air, wastewater and storm water discharges from the Company's processing facilities and other federal, state and local issues, litigation involving tort, contract, statutory, labor, employment, and other claims, and tax matters. The outcome of litigation, particularly class action lawsuits, and regulatory proceedings is difficult to assess or quantify and could include injunctive or other such relief which impacts our ability to operate. Plaintiffs (including governmental agencies) in these types of lawsuits and proceedings may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits or proceedings may remain unknown for substantial periods of time. The costs of responding to or defending future litigation or regulatory proceedings may be significant and any future litigation or regulatory proceedings may divert the attention of management away from our strategic objectives. There may also be adverse publicity associated with litigation or regulatory proceedings that may decrease customer confidence in our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation or regulatory proceedings may have a material adverse effect on our business, results of operations and financial condition. For more information related to our litigation and regulatory proceedings, see Item 3. "*Legal Proceedings.*"

Our European pension funds may require minimum funding contributions.

In the UK and the EU, pension funds are generally subject to the Institution for Occupational Retirement Provision Directive (Directive 2003/41/EC) (the "IORP Directive") as implemented in the relevant EU Member States (and the UK). The IORP Directive provides for certain general solvency requirements but allows EU Member States discretion to impose specific national requirements. As a result, the solvency of EU pension funds is mostly regulated on a national level. On December 23, 2016, the new IORP Directive ("IORP Directive II") was published on the Official Journal of the European Union and entered into force on January 12, 2017, though this did not make substantive changes to the solvency requirements under the original IORP Directive. The IORP Directive II recognizes in one of its recitals that changes in this area could potentially decrease the willingness of employers to provide occupational pension schemes. EU Member States were required to implement IORP Directive II into national legislation by January 13, 2019, noting that the IORP Directive was repealed from that date. Pursuant to Article 62.2., letters (a) and (c), of the IORP Directive II, the Commission was required to review and report on the application of the directive by January 13, 2023, to look at the adequacy of the directive "from a prudential and governance point of view" and the impact of the directive on the stability of IORPs. In preparation thereof, the Commission issued a call for technical advice from the European Insurance and Occupational Pensions ("EIOPA") regarding the evaluation and review of the IORP Directive II. The EIOPA submitted their technical advice on the review on September 28, 2023 where they proposed that the Commission: (a) keeps the regulatory framework for IORPs relevant; (b) recognizes the need for existing defined benefit IORPs to be properly regulated and supervised; and (c) enhance proportionality measures. During the course of 2021, members of the Commission commented that the planned review would likely be postponed until 2024 given that many EU Member States were late in fully transposing the directive (including France, Ireland, Spain and Sweden), and the EIOPA noted in October 2023 that the review may be delayed further until 2025 given upcoming elections at the European Commission. The UK introduced legislation with effect from January 13, 2019 to implement certain parts of IORP Directive II: (i) the Occupational Pension Schemes (Governance) (Amendment) Regulations 2018, SI 2018/1103, which implemented the governance provisions; (ii) the Occupational Pension Schemes (Cross-border Activities) (Amendment) Regulations 2018, SI 2018/1102, which implemented the requirements relating to cross-border activity and cross-border transfers; and (iii) the Pension Protection Fund (Pensionable Service) and Occupational Pension Schemes (Investment and Disclosure) (Amendment and Modification) Regulations 2018, SI 2018/988, which (among other things) made amendments to the content requirements of statements of investment principles so as to require trustees to state, from October 1, 2019, their policy on 'financially material considerations'. The UK government considered that the other aspects of IORP Directive II were already adequately covered by the existing UK law. Given that IORP Directive II had already been implemented in UK law, the European Union (Withdrawal) Act 2018 (the "EUWA 2018") had preserved any legislation made in the UK to implement the obligations under IORP Directive II (including those carried over from the IORP Directive). That legislation has not changed following Brexit, and there is not yet indication that the UK legislation and regulation which apply to IORPs will diverge from that of the EU, however this may happen over time, given mechanisms in the EUWA 2018 allow for departure from retained EU case law, and the effect of the Retained EU Law (Revocation and Reform) Act 2023 (the "REUL Act") (which achieved Royal Assent in the UK on June 29, 2023) on the status, operation and content of retained EU law. Although the REUL Act does not revoke legislation specific to IORPs, other provisions of it, such as the removal of general principles of EU law, may have an impact to the UK's legislation and regulations which apply to IORPs in the future. In March 2021, the UK Pensions Regulator ("TPR") published a consultation on its new code of practice, and a draft of the single code (the "Code"), which will cover additional governance requirements to implement IORP Directive II in the UK. The Code will consolidate TPR's existing codes of practice and introduce new modules to cover the requirements of IORP Directive II (and the underlying UK regulations which implemented the directive). These include the requirement for trustees to have in place remuneration policies and "own risk assessments", and guidance on topics such as continuity planning. The Code was laid before the UK parliament on January 10, 2024, and came into force on March 28, 2024. The final version of the Code contains new governance requirements and sets out TPR's expectations of how occupational pension schemes should be managed, but does not differ in any material respect from the draft version of the Code that was introduced in 2021.

The insurance coverage that we maintain may not cover, or fully cover, all operational risks, and if the number or severity of claims for which we are self-insured increases, if we are required to accrue or pay additional amounts because the claims prove to be more severe than our recorded liabilities, if our insurance premiums increase or if we are unable to obtain insurance at acceptable rates or at all, our financial condition and results of operations may be materially adversely affected.

We maintain property, business interruption and casualty insurance but such insurance may not cover all of the risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including liabilities for environmental remediation. Additionally, our worker's compensation, auto and general liability policies contain significant deductibles or self-insured retentions. We develop bi-yearly and record quarterly an estimate of our projected insurance-related liabilities. We estimate the liabilities associated with the risks retained by us, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumptions. Any actuarial projection of losses is subject to a degree of variability. If the number or severity of claims for which we are self-insured increases, or we are required to accrue or pay additional amounts because the claims prove to be more severe than our original assessments, our financial condition and results of operations may be materially adversely affected. In addition, in the future, the types of insurance we obtain and the level of coverage we maintain may be inadequate or we may be unable to continue to maintain our existing insurance or obtain comparable insurance at a reasonable cost. Any such inadequacy of, or inability to obtain, insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

We may divest of certain of our brands or businesses from time to time, which could adversely affect us.

We evaluate our business regularly and, from time to time, we may decide to divest ourselves of brands or businesses that do not meet our strategic objectives or do not meet our growth or profitability targets. No assurance can be given that we will be able to divest of a brand or business on favorable terms or without significant costs or that we will be able to achieve the anticipated benefits or cost savings from the divestitures. Any such divestitures may adversely affect our results of operations if we are unable to offset the dilutive impacts from the loss of revenue associated with the divested brands or businesses, or otherwise achieve the anticipated benefits or cost savings from the divestitures. Moreover, we may incur asset impairment charges related to divestitures that reduce our profitability.

Terrorist attacks or acts of war may cause damage or disruption to us and our employees, facilities, information systems, security systems, suppliers and customers, which could materially and adversely affect our net sales, costs and expenses and financial condition.

Terrorist attacks, such as those that occurred on September 11, 2001, have contributed to economic instability in the United States and in certain other countries, and further acts of terrorism, bioterrorism, cyberterrorism, violence or war could affect the markets in which we operate, our business operations, our expectations and other forward-looking statements contained in this report. The potential for future terrorist attacks, the U.S. and international responses to terrorist attacks and other acts of war or hostility, including the ongoing conflicts in the Middle East, Africa, North Korea and Ukraine, may cause economic and political uncertainties and cause our business to suffer in ways that cannot currently be predicted. Events such as those referred to above could cause or contribute to a general decline in investment valuations. In addition, terrorist attacks, particularly acts of bioterrorism, that directly impact our facilities or those of our suppliers or customers could have an impact on our sales, supply chain, production capability and costs and our ability to deliver our finished products.

We may be unable to protect our intellectual property rights.

We maintain valuable patents, trademarks, service marks, copyrights, trade names, trade secrets, proprietary technologies and similar intellectual property, and consider our intellectual property to be of material value. Our efforts to protect our intellectual property and proprietary rights may not be sufficient. Patents may not be issued for any pending or future patent applications owned by or licensed to us, and the claims allowed under any issued patents may not be sufficiently broad to protect our technology. Any issued patents owned by or licensed to us may be challenged, invalidated or circumvented, and the rights under these patents may not provide us with competitive advantages. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by us. If we do not obtain sufficient protection for our intellectual property, or if we are unable to effectively protect our intellectual property rights, our competitiveness could be impaired, which would limit our growth and future revenue. Any litigation to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others could result in substantial costs and diversion of resources, with no assurance of success.

Our products, processes, methods, and equipment may infringe upon the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

We have in the past and may in the future be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of patents, trademarks and other intellectual property rights of third parties by us or our customers. Any such claims, whether or not meritorious, could result in costly litigation and divert the efforts of our management. Moreover, should we be found liable for infringement, we may be required to enter into licensing agreements (which may not be available on acceptable terms or at all) or to pay damages and cease making or selling certain products. Any of the foregoing could cause us to incur significant costs and prevent us from manufacturing or selling our products and thereby materially adversely affect our business, results of operations and financial condition.

The healthcare reform legislation in the United States and its implementing regulations could impact the healthcare benefits we are required to provide our employees in the United States and cause our compensation costs to increase, potentially reducing our net income and adversely affecting our cash flows.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively, the "ACA"), was signed into law in the United States. This healthcare reform legislation and its applicable implementing regulations contain provisions that could materially impact our healthcare costs, including the contributions we are required to make to our benefit plans. In particular, the requirement that we either offer our full-time employees healthcare coverage that satisfies the ACA's affordability and minimum value standards or potentially be subject to a penalty became effective in calendar year 2015. In addition, beginning in 2016, we had to file information returns with the IRS regarding the health insurance coverage offered to our full-time employees in the prior calendar year and furnish to employees a statement that includes the same information provided to the IRS. Although we are no longer required to furnish to employees these statements (except at their request), we are still required to file the required returns with the IRS. While we have timely filed such returns and provided our employees with the required statements to date, failure to do so in the future could expose us to reporting penalties under applicable sections of the Internal Revenue Code. These provisions could reduce our net income and adversely affect our cash flows.

There have been several legislative changes to, or regulatory changes under, all or certain portions of the ACA since its enactment. For example, on December 20, 2019, then President Trump signed Public Law 116-94, a spending bill that included provisions repealing the so-called "Cadillac" tax on certain high-cost employer-sponsored insurance plans and the annual fee imposed on certain health insurance providers based on market share. Congress has not passed comprehensive repeal legislation, but bills affecting the implementation of the ACA have been signed into law. For example, the Tax Cuts and Jobs Act, passed in December 2017, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate" (although a few states have adopted individual mandate requirements that assess penalties against individuals based on their uninsured status). The American Rescue Plan Act also temporarily increased premium tax credit assistance for individuals eligible for subsidies under the ACA for 2021 and 2022 and removed the 400% federal poverty level limit that otherwise applies for purposes of eligibility to receive premium tax credits. The Inflation Reduction Act, signed into law in August 2022, extended this increased tax credit assistance and removal of the 400% federal poverty limit through 2025. There have also been various judicial challenges to the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a judicial challenge to the ACA brought by several states (which argued that, without the individual mandate, the entire ACA was unconstitutional) without specifically ruling on the constitutionality of the ACA. Another significant challenge to the ACA is currently under review by the U.S. Supreme Court. Specifically, in *Braidwood Management v. Becerra*, the plaintiffs argue that the ACA's requirement that insurance cover certain preventive services without cost sharing is unconstitutional. In September 2022, a federal district court in Texas ruled partly in favor of the plaintiffs and partly in favor of the Department of Health and Human Services, which is defending the ACA, finding, among other things, that the requirement that self-funded plans and insurers cover certain preventive services violates the plaintiffs' rights under the Religious Freedom Restoration Act. The federal government appealed this decision to the Fifth Circuit Court of Appeals, which partially upheld the district court's ruling, finding that the ACA's requirement to cover preventative services without cost-sharing is unconstitutional. However, the Fifth Circuit overruled the lower court's nationwide injunction, holding that only the plaintiffs' health care plans are permitted to exclude the ACA-mandated preventative services from their plans, and remanded certain of the plaintiffs' other claims back to the federal district court for further consideration. On September 19, 2024, the Department of Health and Human Services filed its petition seeking judicial review by the U.S. Supreme Court. We cannot say for certain whether there will be additional future challenges to the ACA or what impact, if any, such challenges may have on our obligations to provide healthcare coverage.

There is uncertainty regarding any future healthcare reform that the administration or Congress may propose, if any, including whether any proposals will encompass or potentially alter the full-time employee healthcare coverage requirements and reporting obligations imposed on large employers like us. Any changes may likely take time to unfold, and we cannot predict the ultimate content, timing, or effect of any healthcare reform legislation or the impact of potential legislation or related proposals and policies on us. We cannot assure that healthcare coverage laws, as currently enacted or as repealed or amended in the future, will not adversely affect our business and financial results and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

We may incur significant charges and experience disruptions or losses of customer and/or supplier relationships in the event we close or divest all or part of a manufacturing plant or facility.

We periodically assess our manufacturing operations in order to manufacture and distribute our products in the most efficient manner. Based on our assessments, we may make capital improvements to modernize certain units, move manufacturing or distribution capabilities from one plant or facility to another plant or facility, discontinue manufacturing or distributing certain products or close or divest all or part of a manufacturing plant or facility. The closure or divestiture of all or part of a manufacturing plant or facility could result in future charges and disruptions or losses of customer and/or supplier relationships that could be significant to our business, results of operations and financial condition.

We may not be able to achieve our climate, sustainability or other such goals, targets or objectives.

We have established, and expect to continue to establish, goals, targets, and other objectives related to climate, sustainability and other such matters, including, without limitation, reduction of our GHG emissions and commitments with respect to the Science Based Targets initiative (SBTi) and the Business Ambition for 1.5C campaign which include near- and long-term science based climate targets. Such statements reflect our current plans at the time they are made, and do not constitute a guarantee that they will be achieved. Our efforts to research, establish, accomplish, and accurately report on these goals, targets, and objectives could expose us to operational, reputational, financial, legal, and other risks. Our ability to achieve any stated goal, target, or objective is and will be subject to numerous factors and conditions, including, without limitation, available technology, costs and impacts, new or unforeseen climate events, operational challenges with GHG reduction work, changes in governmental incentives related to GHG reductions, many factors and conditions outside of our control, such as evolving regulatory or quasi-regulatory sustainability standards, differing requirements and the pace of changes in technology, and other factors that are not yet known. In addition, the methodologies and standards for collecting, calculating and estimating GHG emissions, reductions and avoidance are continuing to be developed and adapted, which could later necessitate changes or revisions to our goals, targets or objectives. Changes to our goals, targets or objectives may also be required due to other factors, such as the Company's performance, cash flows, or operational needs and objectives, or market factors.

We may face increased scrutiny from the investment community, other stakeholders, regulators, and the media related to our sustainability activities, including the goals, targets, and objectives that we announce, and our methodologies and timelines for pursuing them. If our sustainability practices do not meet investor or other stakeholder expectations and standards, which continue to evolve, our reputation, ability to attract or retain employees, and attractiveness as an investment or business partner could be negatively impacted. Similarly, our failure or perceived failure to pursue or fulfill our goals, targets, and objectives, to comply with ethical, environmental, sustainability or other standards, regulations, or expectations, or to satisfy various reporting standards with respect to these matters, within the timelines that we announce, or at all, could have the same negative impacts, as well as expose us to government enforcement actions and private litigation. Even if we achieve the goals, targets, and objectives we set, we may not realize all of the benefits that we expected at the time such goals, targets, and objectives were established.

The United Kingdom's withdrawal from the EU could have an adverse effect on our business, investments and future operations in Europe.

The UK ceased to be a member of the EU on January 31, 2020 ("Brexit"), creating uncertainty in the global financial markets. On December 24, 2020, the EU and the UK reached an agreement in principle on certain agreements and declarations governing the ongoing relationship between the EU and the UK (the "EU-UK Trade and Cooperation Agreement"). The EU-UK Trade and Cooperation Agreement was provisionally applied from January 1, 2021 before entering into force on May 1, 2021. In accordance with the EU-UK Trade and Cooperation Agreement, UK exports of products that are derived from animal by-products entering the EU must follow third country rules, including being accompanied by an export health certificate or model declaration form, and can be subjected to veterinary checks or having to enter through designated board inspection posts. Under the UK Border Target Operating Model, certain additional controls on imports into the UK have been introduced in a phased manner under transitional measures. These include the introduction of physical inspections of imports of food, plant and animal produce from the EU from April 30, 2024. As matters currently stand, under the terms of the Northern Ireland Protocol (the "NI Protocol"), contained within the EU (Withdrawal Agreement) Act 2020, Northern Ireland is treated for the same purposes as if it were still an EU Member State, and must remain aligned to the EU single market and customs rules. Following a series of negotiations between the UK and the EU on the NI Protocol, on March 24, 2023, the UK government amended the NI Protocol by implementing the Windsor Framework (the "Framework") which aims to, *inter alia*, (a) reduce the level of controls on goods coming from Great Britain which are intended to be sold in Northern Ireland, and (b) ensure EU law only applies in Northern Ireland to the minimum extent necessary to avoid a hard border with Ireland and allow Northern Ireland businesses to continue accessing the EU market. The Framework also introduced the 'Stormont Brake', a mechanism that gives the Northern Ireland assembly the power to call on the UK to veto the application of EU goods rules that would have significant and lasting effects in Northern Ireland. The Framework will be implemented in stages through 2025, to provide businesses time to adapt to the new arrangements. The EU-UK Trade and Cooperation Agreement allows for future deviation from the current regulatory framework and it is not known if and/or when any deviations may occur, which may have an impact on Darling Ingredient's business. These developments and the impact of the terms of the NI Protocol can cause import/export delays between the EU and the UK, and can entail additional costs within the UK itself, where imports/exports are with Northern Ireland. Additionally, the EU-UK Trade and Cooperation Agreement can potentially impair the ability of Darling Ingredients International to transact business in the UK, including by restricting the free travel of employees. Freedom of movement between the UK and EU has ended, meaning neither UK nor EU citizens are able to live and work in the EU or UK, respectively, without certain visas (other than short-term visits for specific purposes (e.g., attending meetings, conducting training) in accordance with local immigration laws). Moreover, the application of the EU-UK Trade and Cooperation Agreement and any other relevant agreements that have been and may be made between the UK and the EU, and the divergence of laws applicable in the EU and UK as the UK adopts its own legislation will continue to present legal uncertainty. Significantly, the REUL Act makes provision for changes to the status, operation and content of retained EU law, largely through amendments of the EUWA 2018. In particular, the REUL Act: (a) revoked at the end of 2023 specific legislation and retained direct EU legislation (as specified in Schedule 1 of the REUL Act); (b) repealed elements of EU-derived rights, principles of supremacy and general principles of EU law (such as proportionality, protection of fundamental rights and the principle of equal treatment) from UK law; (c) downgraded the status of retained direct principal EU legislation, allowing this type of law to be amended more simply and with a reduced degree of scrutiny; (d) renamed retained EU law and related bodies or types of law as "assimilated law"; and (e) conferred powers on the UK government to restate, revoke and replace secondary retained EU law and secondary assimilated law. While the REUL Act makes significant changes to the content and operation of retained EU law, the effects of such changes will remain unclear until resolved under the UK courts. For example, where domestic legislation has already been enacted to implement an EU directive, there may be relevant context in applying the framework of the EUWA 2018 (i.e., the continued application of the supremacy of EU law and the principle of "indirect effect"). In addition, the extent of the effects of the REUL Act in certain legal practice areas and sectors will also partly depend on the statutory instruments which the UK government makes, which will depend on consultations, policy decisions and the extent to which the UK government decides to reform assimilated law. These developments may continue to adversely affect European and worldwide economic conditions, as uncertainties remain relating to certain aspects of the UK's future economic, trading and legal relationships with the EU and with other countries. These effects could have an adverse effect on our business, investments and future operations in the UK and Europe.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

The Company takes an active, multi-faceted approach to cybersecurity, including adversarial engagement, under an "assume breach" philosophy premised on the continuous and ever-evolving nature of cyber threats and threat actors. The Company utilizes a cross-functional working group comprised of a Cybersecurity Department, which is responsible for overseeing cybersecurity for the Company's information systems; and plant operational technology (OT) personnel who are responsible for the security of plant OT. This group works in a cross-functional context due to the interconnectivity of these systems, as well as to collaborate about cybersecurity matters. The Company's Cybersecurity Department is headed by the Director of Global Cybersecurity, who reports to the Company's Chief Information Officer, and includes personnel located around the world who have cybersecurity training and skills in engineering, architecture, surveillance, analytics and administration. The Cybersecurity Department is responsible for setting the Company's cybersecurity policies, standards and benchmarks for its information systems, penetration testing and overseeing repairs of technical elements that fail testing. The Cybersecurity Department also conducts threat hunting within the Company's information systems and responds to threats. The Cybersecurity Department also engages certain third-party specialists to periodically review the Company's information systems and cybersecurity defenses, as well as to provide education about current and emerging threats, techniques and countermeasures. The Cybersecurity Department has also conducted cyber-attack simulation exercises with Company executive management and other leadership personnel for cyber-attack readiness. The Company's Director of Global Cybersecurity and Chief Information Officer also collaborate with our joint venture partner concerning cybersecurity matters for the DGD Joint Venture.

The Cybersecurity Department uses a system based on the critical security controls set forth by the Center for Internet Security, Inc. (CIS) as a benchmark and framework for its cybersecurity defenses, and has implemented cybersecurity policies and controls designed using the CIS controls framework. The Cybersecurity Department regularly implements updates and changes to its cybersecurity program to remain current and adapt to emerging cybersecurity risks; audits the cybersecurity program typically every three years; conducts targeted vulnerability testing; and assigns pertinent Company personnel as owners for governance and compliance. The Cybersecurity Department also provides cybersecurity training to Company employees.

The Company's Chief Financial Officer oversees a corporate risk analysis that organizes the Company's enterprise risks, including cybersecurity, into categories to assess the potential likelihood and impact of each, and to periodically review and update with the board of directors.

The Company also has an internal Cybersecurity Committee comprised of leadership across multiple internal functions that meets regularly to review, with the Director of Global Cybersecurity and the Chief Information Officer, active and thwarted cybersecurity incidents, systemic threats, attack trends and techniques, counter and preventative measures and defenses being implemented to enhance security. The meetings are also conducted for: ongoing awareness among Company leadership about cybersecurity threats and incidents; discussion of strategies for continuous improvement and associated capital needs; and review of oversight, governance and reporting of cybersecurity matters.

The Cybersecurity Department outsources several cybersecurity defense measures to utilize the know-how and tools, including artificial intelligence, of industry leading companies. The Cybersecurity Department also proactively consults with specialists in a variety of cybersecurity disciplines to review the Company's information systems for cyber risks and to provide advice for remediating areas of concern, as well as for implementing preventative measures to improve the Company's defenses.

The Company implements cybersecurity policies and controls within acquired entities as part of its integration process over time, typically in a phased approach, and with time periods for full execution varying depending on multiple factors, including the size and geographic scope of the acquired entity's operations; the status of the acquired entity's security including security systems, tools and personnel; security risks within the acquired entity; and the availability and quality of any interim defenses which can be implemented to protect both the Company and the acquired entity or to prevent threats at the acquired entity from reaching the Company's systems. Cybersecurity is also part of the Company's acquisition due diligence to identify risks and interim remedial measures for prioritization and implementation near transaction closing, subject to antitrust rules.

In addition to the Company's active monitoring of certain critical third parties for cybersecurity threats and attacks, the Company also has certain critical third parties who access its information systems subject to controls designed to mitigate risks from cyber-attacks originating within infected third-party information systems. Moreover, the Company conducts diligence of certain of its third-party service providers with attention to cybersecurity risks.

As of the date of this report, we have not identified any risks from cybersecurity threats, including those from any previous cybersecurity incidents, that have materially affected us, our business strategy, results of operation or financial condition. However, there can be no assurances that a cybersecurity threat or incident that could have a material impact on us has not occurred or will not occur in the future. For additional information on risks from cybersecurity threats, please see Item 1A Risk Factors.

Governance

The Director of Global Cybersecurity and the Chief Information Officer, in coordination with the Cybersecurity Department and other appropriate personnel, are responsible for assessing and managing the Company's material risks from cybersecurity threats. Our Director of Global Cybersecurity has served in various roles in information technology and information security for over 25 years, has been in the current role with the Company for more than 10 years, and has been trained and accredited in multiple cybersecurity subjects including training with governmental agencies. Our Chief Information Officer has served in various roles in information technology and information security for over 25 years, has been in the current role with the Company for more than 10 years, and holds a Master of Business Administration degree with a concentration in information systems management.

The Company regularly confronts cyber risks, threats and incidents, any one of which could have a material impact on the Company, including its business strategy, results of operations or its financial condition. If the Company experiences a cybersecurity incident requiring a response, it has a Computer Incident Response Plan, which defines response protocols, resource allocations and personnel engagement depending on severity level. Executive leadership, including the CEO, would be engaged in the event of an incident at certain severity levels and the CEO would engage members of the Company's board of directors as appropriate. The Cybersecurity Department would also utilize third-party experts and consultants it has on retainer, depending on the nature of the incident.

The Company's board of directors actively engages with senior management to understand and oversee the Company's various risks, including cybersecurity, and members of senior management regularly attend board meetings to provide periodic briefings or presentations on such risk matters. The Company provides presentations to its board of directors about cybersecurity matters, including review of cyber threats, incidents, trends and risks facing the Company; the Company's defenses against cyber-attacks including personnel, software, hardware and third-party tools and expertise; and the Company's governance, including policies, standards, benchmarks and auditing and testing, as well as remedial, preventative and proactive measures to repair or enhance the Company's cybersecurity defenses. Board engagement in these matters includes dialogue and questions, board member insights and perspectives from their industry experience and subject matter expertise and strategic suggestions and considerations for Company management to evaluate, all as part of the board's oversight of Company cybersecurity risks. The Company's Chief Information Officer and Director of Global Cybersecurity are also available to board members to discuss questions concerning cybersecurity matters.

ITEM 2. PROPERTIES

As of December 28, 2024, the Company's corporate headquarters is located at 5601 N MacArthur Boulevard, Irving, Texas, 75038.

As of December 28, 2024, the Company operates a global network of over 260 locations, including 187 production facilities, across five continents. All of the processing facilities are owned except for 11 leased facilities and the Company owns and leases a network of transfer stations. The following is a listing of a majority of the Company's operating plants as of December 28, 2024 by operating segment with a description of the plant's principal process.

LOCATION	DESCRIPTION
Feed Ingredients Segment	
Albertville, Alabama, United States	Bakery Residuals
Amarillo, Texas, United States	Animal By-Products
Aquiraz, Brazil	Animal By-Products
Baltimore, Maryland, United States	Used Cooking Oil
Bastrop, Texas, United States	Animal By-Products
Bellevue, Nebraska, United States	Animal By-Products
Berlin, Wisconsin, United States	Animal By-Products
Blue Earth, Minnesota, United States	Animal By-Products
Blue Island, Illinois, United States	Used Cooking Oil/Trap Processing
Boa Vista do Sul, Brazil	Animal By-Products
Boise, Idaho, United States	Animal By-Products
Burgum, Netherlands	Animal By-Products
Butler, Kentucky, United States	Animal By-Products
Butler, Kentucky, United States	Bakery Residuals
Cacoal, Brazil	Animal By-Products
Capela de Santana, Brazil	Animal By-Products
Carambei, Brazil	Animal By-Products
Clinton, Iowa, United States	Animal By-Products
Coldwater, Michigan, United States	Animal By-Products
Collinsville, Oklahoma, United States	Animal By-Products
Cruzeiro do Sul, Brazil	Animal By-Products
Cruzeiro do Sul, Brazil	Animal By-Products
Dallas, Texas, United States	Animal By-Products
Denver, Colorado, United States	Animal By-Products
Des Moines, Iowa, United States	Animal By-Products
Doswell, Virginia, United States	Bakery Residuals
Dundas, Ontario, Canada	Animal By-Products
Dourados, Brazil	Animal By-Products
East Dublin, Georgia, United States	Animal By-Products
E. St. Louis, Illinois, United States	Animal By-Products
Ellenwood, Georgia, United States	Animal By-Products
Fayetteville, North Carolina, United States	Animal By-Products
Grapeland, Texas, United States	Animal By-Products
Hamilton, Michigan, United States	Animal By-Products
Henderson, Kentucky, United States	Fertilizer
Henderson, Kentucky, United States	Bakery Residuals
Hickson, Ontario, Canada	Animal By-Products
Honey Brook, Pennsylvania, United States	Bakery Residuals
Houston, Texas, United States	Animal By-Products
Itauba, Brazil	Animal By-Products
Jackson, Mississippi, United States	Animal By-Products
Jaraguari, Brazil	Animal By-Products
Kansas City, Kansas, United States	Animal By-Products
Kansas City, Kansas, United States	Protein Refining
Knoxville, Tennessee, United States	Animal By-Products
Krasnystaw, Poland	Animal By-Products

Lewiston, North Carolina, United States	Animal By-Products
Lexington, Nebraska, United States	Animal By-Products
Lingen, Germany	Blood
Linkwood, Maryland, United States	Animal By-Products
Linville, Virginia, United States	Animal By-Products
Loenen, Netherlands	Animal By-Products
Los Angeles, California, United States	Animal By-Products
Luohe, China	Blood
Maquoketa, Iowa, United States	Blood
Marshville, North Carolina, United States	Bakery Residuals
Maryborough, Australia	Blood
Maysville, Kentucky, United States	Protein Refining
Mason City, Illinois, United States	Animal By-Products
McBride, Missouri, United States	Bakery Residuals
Mering, Germany	Blood
Mifflintown, Pennsylvania, United States	Wet Pet Food
Mirowice, Poland	Animal By-Products
Moorefield, Ontario, Canada	Animal By-Products
Muscatine, Iowa, United States	Protein Refining
Newark, New Jersey, United States	Animal By-Products
Newberry, Indiana, United States	Animal By-Products
North Baltimore, Ohio, United States	Bakery Residuals
Nova Brescia, Brazil	Animal By-Products
Omaha, Nebraska, United States	Protein Refining
Omaha, Nebraska, United States	Animal By-Products
Osetnica, Poland	Animal By-Products
Paducah, Kentucky, United States	Wet Pet Food
Pocahontas, Arkansas, United States *	Animal By-Products
Pszczonów, Poland	Animal By-Products
Ravenna, Nebraska, United States	Wet Pet Food
Rose Hill, North Carolina, United States	Animal By-Products/Fat Extraction
Russellville, Kentucky, United States	Animal By-Products
Saint-Catherine, Quebec, Canada*	Used Cooking Oil
San Angelo, Texas, United States	Blood
San Francisco, California, United States *	Animal By-Products
São Domingos do Araguaia, Brazil	Animal By-Products
Sioux City, Iowa, United States	Animal By-Products
Smyrna, Georgia, United States	Trap Processing
Springdale, Arkansas, United States	Wet Pet Food
Son, Netherlands	Animal By-Products
Starke, Florida, United States	Animal By-Products
Suzhou, China	Blood
Tacoma, Washington, United States *	Animal By-Products
Tama, Iowa, United States	Animal By-Products
Tampa, Florida, United States	Animal By-Products
Terre Hill, Pennsylvania, United States	Animal By-Products
Truro, Novia Scotia, Canada	Used Cooking Oil
Tubarão, Brazil	Animal By-Products
Turlock, California, United States	Animal By-Products
Turlock, California, United States	Fertilizer
Uberaba, Brazil	Animal By-Products
Union City, Tennessee, United States	Animal By-Products
Usnice, Poland	Animal By-Products
Veribest, Texas, United States	Animal By-Products
Wadesborro, North Carolina, United States	Animal By-Products
Wahoo, Nebraska, United States	Animal By-Products
Ward, South Carolina, United States	Animal By-Products
Watts, Oklahoma, United States	Bakery Residuals/Protein Refining
Wichita, Kansas, United States	Animal By-Products
Winchester, Virginia, United States	Animal By-Products
Winesburg, Ohio, United States *	Animal By-Products
Winnipeg, Manitoba, Canada	Animal By-Products

Xanxerê, Brazil	Animal By-Products
Xinguara, Brazil	Animal By-Products

Food Ingredients Segment

Almere, Netherlands	Casings
Amparo, Brazil	Collagen
Angouleme, France	Collagen
Araguaìna, Brazil	Collagen
Da'an, China	Collagen
Dubuque, Iowa, United States	Collagen
Eindhoven, Netherlands	Fat
Elsholz, Germany	Fat
Erolzheim, Germany	Fat
Gent, Belgium	Collagen
Girona, Spain	Collagen
Harlingen, Netherlands	Fat
Ilse-Sur-La-Sorgue, France	Collagen
Ità, Brazil	Collagen
Kaiping, China	Collagen
Lubien, Poland	Fat
Minga Guazú, Paraguay	Collagen
Nazàrio, Brazil	Collagen
Portage, Indiana, United States	Collagen
Porto, Portugal	Casings
Presidente Epitacio, Brazil	Collagen
Sorriso, Brazil	Collagen
Stoke-on Trent, United Kingdom	Bone
Versmold, Germany	Fat
Vuren, Netherlands	Bone
Wenzhou, China	Collagen

Fuel Ingredients Segment

Antwerp, Belgium	Digester
Belm-Icker, Germany	Bioenergy
Denderleeuw, Belgium	Bioenergy
Denderleeuw, Belgium	Digester
Jagel, Germany	Bioenergy
Rotenburg, Germany	Bioenergy
Son, Netherlands	Bioenergy
Son, Netherlands	Digester
Świdnica, Poland	Bioenergy

* Leased

Rent expense for our leased properties was $22.1 million in the aggregate in fiscal 2024. We believe our current properties are suitable and adequate for their intended purpose.

ITEM 3. LEGAL PROCEEDINGS

The Company is a party to various lawsuits, claims and loss contingencies arising in the ordinary course of its business, including insured worker's compensation, auto, and general liability claims, assertions by certain regulatory and governmental agencies related to various matters including labor and employment, employees benefits, occupational safety and health, wage and hour, compliance, sustainability, permitting requirements, environmental matters, including air, wastewater and storm water discharges from the Company's processing facilities and other federal, state and local issues, litigation involving tort, contract, statutory, labor, employment, and other claims, and tax matters.

The Company's workers compensation, auto and general liability policies contain significant deductibles or self-insured retentions. The Company estimates and accrues its expected ultimate claim costs related to accidents occurring during each fiscal year under these insurance policies and carries this accrual as a reserve until these claims are paid by the Company.

As a result of the matters discussed above, the Company has established loss reserves for insurance, regulatory, governmental, environmental and litigation. At December 28, 2024 and December 30, 2023, the reserves for insurance, regulatory, governmental, environmental and litigation reflected on the balance sheet in accrued expenses and other non-current liabilities was approximately $97.1 million and $95.1 million, respectively. The Company has insurance recovery receivables reflected on the balance sheet in other assets of approximately $39.0 million and $36.0 million as of December 28, 2024 and December 30, 2023, related to the insurance contingencies. The Company's management believes these reserves for contingencies are reasonable and sufficient based upon present governmental regulations and information currently available to management; however, there can be no assurance that final costs related to these contingencies will not exceed current estimates. The Company believes that the likelihood is remote that any additional liability from the lawsuits and claims that may not be covered by insurance would have a material effect on the Company's financial position, results of operations or cash flows.

Lower Passaic River Area. In December 2009, the Company, along with numerous other entities, received notice from the United States Environmental Protection Agency ("EPA") that the Company (as alleged successor-in-interest to The Standard Tallow Corporation) is considered a potentially responsible party (a "PRP") with respect to alleged contamination in the lower 17-mile area of the Passaic River (the "Lower Passaic River") which is part of the Diamond Alkali Superfund Site located in Newark, New Jersey. The Company's designation as a PRP is based upon the operation of former plant sites located in Newark and Kearny, New Jersey by The Standard Tallow Corporation, an entity that the Company acquired in 1996. In March 2016, the Company received another letter from the EPA notifying the Company that it had issued a Record of Decision (the "ROD") selecting a remedy for the lower 8.3 miles of the Lower Passaic River area at an estimated cost of $1.38 billion. The EPA letter made no demand on the Company and laid out a framework for remedial design/remedial action implementation under which the EPA would first seek funding from major PRPs. The letter indicated that the EPA had sent the letter to over 100 parties, which include large chemical and refining companies, manufacturing companies, foundries, plastic companies, pharmaceutical companies and food and consumer product companies. The Company asserts that it is not responsible for any liabilities of its former subsidiary The Standard Tallow Corporation, which was legally dissolved in 2000, and that, in any event, the Standard Tallow Corporation did not discharge any of the eight contaminants of concern identified in the ROD (the "COCs"). Subsequently, the EPA conducted a settlement analysis using a third-party allocator and offered early cash out settlements to those PRPs for whom the third-party allocator determined did not discharge any of the COCs. The Company participated in this allocation process, and in November 2019, received a cash out settlement offer from the EPA in the amount of $0.6 million ($0.3 million for each of the former plant sites in question) for liabilities relating to the lower 8.3 miles of the Lower Passaic River area. The Company accepted this settlement offer, and the settlement became effective on April 16, 2021 following the completion of the EPA's administrative approval process. In September 2021, the EPA released a ROD selecting an interim remedy for the upper nine miles of the Lower Passaic River at an expected additional cost of $441 million. In October 2022, the Company, along with other settling defendants, entered into a Consent Decree with the EPA pursuant to which the Company paid $0.3 million to settle liabilities for both of the former plant sites in question related to the upper nine miles of the Lower Passaic River. The Company paid this amount into escrow, as the settlement is subject to the EPA's administrative approval process, which includes publication, a public comment period and court approval. On September 30, 2016, Occidental Chemical Corporation ("OCC") entered into an agreement with the EPA to perform the remedial design for the cleanup plan for the lower 8.3 miles of the Lower Passaic River. On June 30, 2018, OCC filed a complaint in the United States District Court for the District of New Jersey against over 100 companies, including the Company, seeking cost recovery or contribution for costs under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") relating to various investigations and cleanups OCC has conducted or is conducting in connection with the Lower Passaic River. According to the complaint, OCC has incurred or is incurring costs which include the estimated cost to complete the remedial design for the cleanup plan for the lower 8.3 miles of the Lower Passaic River. OCC is also seeking a declaratory judgment to hold the defendants liable for their proper shares of future response costs, including the remedial action for the lower 8.3 miles of the Lower Passaic River. The Company, along with 40 of the other defendants, had previously received a release from OCC of its CERCLA contribution claim of $165 million associated with the costs to design the remedy for the lower 8.3 miles of the Lower Passaic River. Furthermore, the Company's settlements with the EPA described above could preclude certain of the claims alleged by OCC against the Company. The Company's ultimate liability, if any, for investigatory costs, remedial costs and/or natural resource damages in connection with the Lower Passaic River area cannot be determined at this time; however, as of the date of this report, the Company has found no definitive evidence that the former Standard Tallow Corporation plant sites contributed any of the COCs to the Passaic River and, therefore, there is nothing that leads the Company to believe that this matter will have a material effect on the Company's financial position, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Company's common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "DAR".

Holders

The Company has been notified by its stock transfer agent that as of February 20, 2025, there were 77 holders of record of the common stock.

Dividend Policy

The Company has not paid any dividends on its common stock since January 3, 1989 and does not expect to pay cash dividends in 2025. The agreements underlying the Company's senior secured credit facilities and certain of the Company's senior notes permit the Company to pay cash dividends on its common stock within limitations defined in such agreements. Any future determination to pay cash dividends on the Company's common stock will be at the discretion of the Company's board of directors and will be based upon the Company's financial condition, operating results, capital requirements, plans for expansion, restrictions imposed by any existing or future financing arrangements, and any other factors that the board of directors determines are relevant.

Issuer Purchases of Equity Securities

The Company's Board of Directors approved a share repurchase program in August 2017, which was refreshed on June 21, 2024 up to an aggregate of $500.0 million of the Company's Common Stock depending on market conditions and extended to August 13, 2026. Under this program, we repurchased 958,953 shares for approximately $34.3 million including commissions in fiscal 2024. As of the date of this report, the Company had approximately $494.9 million remaining under the share repurchase program.

The following table is a summary of equity securities purchased by the Company during the fourth quarter of fiscal 2024.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share (2)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs (4)	Maximum Number (or Approximate Dollar Value) of Shares that may yet be Purchased Under the Plan or Programs at End of Period.
October 2024:				
September 29, 2024 through October 26, 2024	3,583	$ 37.14	—	$ 500,000,000
November 2024:				
October 27, 2024 through November 23, 2024	519	$ 41.67	—	$ 500,000,000
December 2024:				
November 24, 2024 through December 28, 2024	154,525	$ 33.70	151,970	$ 494,922,461
Total	158,627 (3)	$ 35.98	151,970	$ 494,922,461

(1) All shares purchased during the fourth quarter were acquired by the Company pursuant to the announced share repurchase program (other than shares withheld for taxes on restricted stock and exercised options and the strike price on exercised options).

(2) The average price paid per share is calculated on a trade date basis and excludes commissions.

(3) Includes 6,657 shares withheld for taxes on restricted stock and options.

(4) Represents purchases made during the quarter under the authorization from the Company's Board of Directors, as announced, to repurchase up to an aggregate of $500 million of the Company's common stock over the period ending August 13, 2026, unless extended or shortened by the Board of Directors.

Separate from this share repurchase program, a total of 215,219 shares were withheld from equity award recipients to cover payroll taxes on the vesting of shares of restricted stock, restricted stock units, exercised options and the strike price on exercised options during fiscal 2024 pursuant to the terms of our 2017 Omnibus Incentive Plan and 2012 Omnibus Incentive Plan, as amended.

Common Stock Performance Graph

Set forth below is a line graph comparing the change in the cumulative total stockholder return on the Company's common stock with the cumulative total return of the Russell 2000 Index and the Dow Jones US Waste and Disposal Service Index for the period from December 28, 2019 to December 28, 2024, assuming the investment of $100 on December 28, 2019 and the reinvestment of dividends.

The stock price performance shown on the following graph only reflects the change in the Company's stock price relative to the noted indices and is not necessarily indicative of future price performance.



FISCAL YEAR ENDED DECEMBER 28, 2024
PRICE/INDEX

EQUITY COMPENSATION PLANS

The information required by this Item with respect to Item 201(d) of Regulation S-K appears in Item 12 of this report.

ITEM 6. RESERVED

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below under the heading "Forward Looking Statements" and in Item 1A of this report under the heading "Risk Factors."

Fiscal Year 2024 Overview

The Company is a global developer and producer of sustainable natural ingredients from edible and inedible bio-nutrients, creating a wide range of ingredients and customized specialty solutions for customers in the pharmaceutical, food, pet food, feed, industrial, fuel, bioenergy and fertilizer industries. In fiscal 2022 and fiscal 2023, the Company completed several acquisitions including two significant rendering operations, Valley Proteins in North America (the "Valley Acquisition") and the FASA Group in South America (the "FASA Acquisition"), and a significant collagen operation, Gelnex, with processing located in South America and North America (the "Gelnex Acquisition"). With operations on five continents, the Company collects and transforms all aspects of animal by-product streams into useable and specialty ingredients, such as collagen, edible fats, feed-grade fats, animal proteins and meals, plasma, pet food ingredients, organic fertilizers, yellow grease, fuel feedstocks, green energy, natural casings and hides. The Company also recovers and converts recycled oils (used cooking oil and animal fats) into valuable fuel and feed ingredients and collects and processes residual bakery products into feed ingredients. In addition, the Company provides environmental services, such as grease trap collection and disposal services to food service establishments. The Company sells its products through a global network and operates within three industry segments: Feed Ingredients, Food Ingredients and Fuel Ingredients.

The Feed Ingredients operating segment includes the Company's global activities related to (i) the collection and processing of beef, poultry and pork animal by-products in North America, Europe and South America into non-food grade oils and protein meals, (ii) the collection and processing of bakery residuals in North America into Cookie Meal®, which is predominantly used in poultry and swine rations, (iii) the collection and processing of used cooking oil in North America and South America into non-food grade fats, (iv) the collection and processing of porcine and bovine blood in China, Europe, North America and Australia into blood plasma powder and hemoglobin, (v) the processing of selected portions of slaughtered animals into a variety of meat products for use in pet food in Europe, North America and South America, (vi) the processing of cattle hides and hog skins in North America, (vii) the production of organic fertilizers using protein produced from the Company's animal by-products processing activities in North America and Europe, (viii) the rearing and processing of black soldier fly larvae into specialty proteins and fats for use in animal feed and pet food in North America, and (ix) the provision of grease trap services to food service establishments in North America. Non-food grade oils and fats produced and marketed by the Company are principally sold to third parties to be used as ingredients in animal feed and pet food, as an ingredient for the production of biofuels (such as renewable diesel and SAF), or to the oleo-chemical industry to be used as an ingredient in a wide variety of industrial applications. Protein meals, blood plasma powder and hemoglobin produced and marketed by the Company are sold to third parties to be used as ingredients in animal feed, pet food and aquaculture.

The Food Ingredients operating segment includes the Company's global activities related to (i) the purchase and processing of beef and pork bone chips, beef hides, pig skins, and fish skins into collagen in Europe, China, South America and North America, (ii) the collection and processing of porcine and bovine intestines into natural casings in Europe and China, (iii) the extraction and processing of porcine mucosa into crude heparin in Europe, (iv) the collection and refining of animal fat into food grade fat in Europe, and (v) the processing of bones to bone chips for the collagen industry and bone ash in Europe. Collagens produced and marketed by the Company are sold to third parties to be used as ingredients in the pharmaceutical, nutraceutical, food, pet food and technical (e.g., photographic) industries. Natural casings produced and marketed by the Company are sold to third parties to be used as an ingredient in the production of sausages and other similar food products.

The Fuel Ingredients operating segment includes the Company's global activities related to (i) the Company's share of the results of its equity investment in Diamond Green Diesel Holdings LLC, a joint venture with Valero Energy Corporation ("Valero") to convert animal fats, recycled greases, used cooking oil, inedible corn oil, soybean oil, or other feedstocks that become economically and commercially viable into renewable fuels/products, such as renewable diesel and SAF ("DGD" or the "DGD Joint Venture") as described in Note 1 and Note 2 to the Company's Consolidated Financial Statements for the period ended December 28, 2024 included herein, (ii) the conversion of organic sludge and food waste into biogas in Europe, (iii) the collection and conversion of fallen stock and certain animal by-products pursuant to applicable E.U. regulations into low-grade energy sources to be used in industrial applications, and (iv) the processing of manure into natural bio-phosphate in Europe.

Corporate Activities principally includes unallocated corporate overhead expenses, acquisition-related expenses, interest expense net of interest income, and other non-operating income and expenses.

Economic Conditions and Uncertainties

Global Economic Conditions

We operate globally and have operations in numerous countries. As such, we are exposed to, and impacted by global macroeconomic factors, U.S. and foreign government policies and foreign exchange fluctuations. Global economic conditions continue to be highly volatile due to, among other things, the conflicts in Ukraine and the Middle East and their impacts on volatility in energy and other commodity prices, inflation, cost and supply chain pressures and availability, and disruption in banking systems and capital markets. Disturbances in world financial, credit, commodities and stock markets, including inflationary, deflationary and recessionary conditions, could have a negative impact on the Company's results of operations. Any such disturbances or disruptions may also magnify the impact of other risks described in this Annual Report on Form 10-K for the fiscal year ended December 28, 2024.

Energy Policies of U.S. and Foreign Governments

Prices for our finished products, including those of DGD, may be impacted by government policies around the world relating to renewable fuels and GHG. Programs like the U.S. National Renewable Fuel Standard Program ("RFS") and low carbon fuel standards ("LCFS") (such as in the state of California), tax credits for biofuels and mandates for biofuel use both in the United States and abroad are subject to revision and change which may impact the demand for and/or price of our finished products. Legal challenges, changes to, a failure to enforce, reductions in the mandated volumes under, or discontinuation, amendment, modification, or suspension of any of these programs could have a negative impact on our business and results of operations. However, such rules and the regulatory environment are continuing to evolve and change, and we cannot predict the ultimate effect that such changes may have on our business.

Climate Change

There is a growing global concern that carbon dioxide and other GHG in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency of extreme weather and natural disasters. We are subject to physical, operational, transitional and financial risks associated with climate change and global, regional and local weather conditions, as well as legal, regulatory and market responses to climate change. Certain jurisdictions in which we operate have either imposed, or are considering imposing, new or increasingly stringent legal and regulatory requirements to reduce or mitigate the potential effects of climate change, including regulation and reduction of GHG and potential carbon pricing programs. These new or increasingly stringent legal or regulatory requirements could result in significantly increased costs of compliance and additional investments in facilities and equipment, and reduced raw material supplies in areas where these requirements limit or eliminate livestock operations. While we assess climate related regulatory risks as part of our risk management process, we are unable to predict the scope, nature and timing of any new or increasingly stringent environmental laws and regulations and therefore cannot predict the ultimate impact of such laws and regulations on our business or financial results. We continue to monitor existing and proposed laws and regulations in the jurisdictions in which we operate and to consider actions we may take to potentially mitigate the unfavorable impact, if any, of such laws or regulations. Furthermore, emerging legislation seeks to regulate corporate environmental, social and governance ("ESG") practices, including practices related to the causes and impacts of climate change as well as supply chain control and compliance with human rights. These new rules, which apply to all large companies and to listed small and medium-sized enterprises, require companies to report on how sustainability issues (environmental, social, and governance) affect their business and about their own impact on people and the environment. There has also been increased focus from our stakeholders, including consumers, employees and investors, on our sustainability and ESG practices. We expect that stakeholder expectations with respect to sustainability and ESG expectations will continue to evolve rapidly, which may necessitate additional resources to monitor, report on, and adjust our operations.

For additional information on risk factors that could impact our results, please refer to "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K for the fiscal year ended December 28, 2024.

Operating Performance Indicators

The Company monitors the performance of its business segments using key financial metrics such as results of operations, non-GAAP measurements (Adjusted EBITDA), segment operating income, raw material processed, gross margin percentage, foreign currency translation, and corporate activities. The Company's operating results can vary significantly due to changes in factors such as the fluctuation in commodity prices and energy prices, weather conditions, crop harvests, government policies and programs, changes in global demand, changes in standards of living, protein consumption, and global production of competing ingredients. Due to these unpredictable factors that are beyond the control of the Company, forward-looking financial or operational estimates are not provided. The Company is exposed to certain risks associated with a business that is influenced by agricultural-based commodities. These risks are further described in Item 1A of this report under the heading "Risk Factors."

The Company's Feed Ingredients segment animal by-products, bakery residuals, used cooking oil recovery, and blood operations are each influenced by prices for agricultural-based alternative ingredients such as corn oil, soybean oil, soybean meal, and palm oil. In these operations, the costs of the Company's raw materials change with, or in certain cases are indexed to, the selling price or the anticipated selling price of the finished goods produced from the acquired raw materials and/or in some cases, the price spread between various types of finished products. The Company believes that this methodology of procuring raw materials generally establishes a relatively stable gross margin upon the acquisition of the raw material. Although the costs of raw materials for the Feed Ingredients segment are generally based upon actual or anticipated finished goods selling prices, rapid and material changes in finished goods prices, including competing agricultural-based alternative ingredients, generally have an immediate and often times, material impact on the Company's gross margin and profitability resulting from the lapse of time between the procurement of the raw materials and the sale of the finished goods. In addition, the volume of raw material acquired, which has a direct impact on the amount of finished goods produced, can also have a material effect on the gross margin reported, as the Company has a substantial amount of fixed operating costs.

The Company's Food Ingredients segment collagen and natural casings products are influenced by other competing ingredients including plant-based and synthetic hydrocolloids and artificial casings. In the collagen operation, the cost of the Company's animal-based raw material moves in relationship to the selling price of the finished goods. The processing time for the Food Ingredients segment collagen and casings is generally 30 to 60 days, which is substantially longer than the Company's Feed Ingredients segment animal by-products operations. Consequently, the Company's gross margin and profitability in this segment can be influenced by the movement of finished goods prices from the time the raw materials were procured until the finished goods are sold.

The Company's Fuel Ingredients segment converts fats into renewable fuels/products, organic sludge and food waste into biogas, and fallen stock into low-grade energy sources. The Company's gross margin and profitability in this segment are impacted by world energy prices for oil, electricity, natural gas and governmental subsidies.

The reporting currency for the Company's financial statements is the U.S. dollar. The Company operates in over 15 countries and therefore, certain of the Company's assets, liabilities, revenues and expenses are denominated in functional currencies other than the U.S. dollar, primarily in the Euro, Brazilian real, Chinese renminbi, Canadian dollar and Polish zloty. To prepare the Company's consolidated financial statements, assets, liabilities, revenues, and expenses must be translated into U.S. dollars at the applicable exchange rate. As a result, increases or decreases in the value of the U.S. dollar against these other currencies will affect the amount of these items recorded in the Company's consolidated financial statements, even if their value has not changed in the functional currency. This could have a significant impact on the Company's results, if such increase or decrease in the value of the U.S. dollar relative to these other currencies is substantial.

Results of Operations

Fiscal Year Ended December 28, 2024 Compared to Fiscal Year Ended December 30, 2023

Operating Performance Metrics

Other operating performance metrics which management routinely monitors as an indicator of operating performance include:

- Finished product commodity prices
- Segment results
- Foreign currency exchange
- Corporate activities
- Non-U.S. GAAP measures

These indicators and their importance are discussed below.

Finished Product Commodity Prices

Prices for finished product commodities that the Company produces in the Feed Ingredients segment are reported each business day on the Jacobsen Index (the "Jacobsen"), an established North American trading price publisher. The Jacobsen reports industry sales from the prior day's activity by product. Included on the Jacobsen are reported prices for finished products such as MBM, PM and feather meal ("FM"), hides, BFT and YG and corn, which is a substitute commodity for the Company's BBP, as well as a range of other branded and value-added products, which are products of the Company's Feed Ingredients segment. In the United States and South America, the Company regularly monitors the Jacobsen for MBM, PM, FM, BFT, YG and corn because it provides a daily indication of the Company's U.S. and Brazilian revenue performance against business plan benchmarks. In Europe and South America, the Company regularly monitors Thomson Reuters ("Reuters") to track the competing commodities palm oil and soy meal.

Although the Jacobsen and Reuters provide useful metrics of performance, the Company's finished products are commodities that compete with other commodities such as corn, soybean oil, palm oil complex, soybean meal and heating oil on nutritional and functional values. Therefore, actual pricing for the Company's finished products, as well as competing products, can be quite volatile. In addition, neither the Jacobsen nor Reuters provides forward or future period pricing for the Company's commodities. The Jacobsen and Reuters prices quoted below are for delivery of the finished product at a specified location. Although the Company's prices generally move in concert with reported Jacobsen and Reuters prices, the Company's actual sales prices for its finished products may vary significantly from the Jacobsen and Reuters because of production and delivery timing differences and because the Company's finished products are delivered to multiple locations in different geographic regions which utilize alternative price indexes. In addition, certain of the Company's premium branded finished products may sell at prices that may be higher than the closest product on the related Jacobsen or Reuters index. During fiscal year 2024, the Company's actual sales prices by product trended with the disclosed Jacobsen and Reuters prices.

Average Jacobsen and Reuters prices (at the specified delivery point) for fiscal year 2024, compared to average Jacobsen and Reuters prices for fiscal year 2023 are as follows:

	Avg. Price Fiscal Year 2024	Avg. Price Fiscal Year 2023	Increase/ (Decrease)	% Increase/ (Decrease)
Jacobsen:				
MBM (Illinois)	$ 302.89/ton	$ 431.90/ton	$ (129.01)/ton	(29.9)%
Feed Grade PM (Mid-South)	$ 369.41/ton	$ 456.75/ton	$ (87.34)/ton	(19.1)%
Pet Food PM (Mid-South)	$ 680.78/ton	$ 791.08/ton	$ (110.30)/ton	(13.9)%
FM (Mid-South)	$ 452.40/ton	$ 576.25/ton	$ (123.85)/ton	(21.5)%
BFT (Chicago)	$ 46.12/cwt	$ 60.30/cwt	$ (14.18)/cwt	(23.5)%
YG (Illinois)	$ 34.89/cwt	$ 47.56/cwt	$ (12.67)/cwt	(26.6)%
Corn (Illinois)	$ 4.28/bushel	$ 5.91/bushel	$ (1.63)/bushel	(27.6)%
Reuters:				
Palm Oil (CIF Rotterdam)	$ 1,118.00/MT	$ 960.00/MT	$ 158.00/MT	16.5 %
Soy meal (CIF Rotterdam)	$ 434.00/MT	$ 541.00/MT	$ (107.00)/MT	(19.8)%

The following table shows the average Jacobsen and Reuters prices for the fourth quarter of fiscal year 2024, compared to the average Jacobsen and Reuters prices for the third quarter of fiscal year 2024.

	Avg. Price 4th Quarter 2024	Avg. Price 3rd Quarter 2024	Increase/ (Decrease)	% Increase/ (Decrease)
Jacobsen:				
MBM (Illinois)	$ 332.02/ton	$ 296.12/ton	$ 35.90/ton	12.1 %
Feed Grade PM (Mid-South)	$ 336.80/ton	$ 362.42/ton	$ (25.62)/ton	(7.1)%
Pet Food PM (Mid-South)	$ 589.13/ton	$ 611.13/ton	$ (22.00)/ton	(3.6)%
FM (Mid-South)	$ 383.97/ton	$ 420.35/ton	$ (36.38)/ton	(8.7)%
BFT (Chicago)	$ 44.32/cwt	$ 50.62/cwt	$ (6.30)/cwt	(12.4)%
YG (Illinois)	$ 34.89/cwt	$ 37.11/cwt	$ (2.22)/cwt	(6.0)%
Corn (Illinois)	$ 4.25/bushel	$ 3.97/bushel	$ 0.28/bushel	7.1 %
Reuters:				
Palm Oil (CIF Rotterdam)	$ 1,350.00/MT	$ 1,081.00/MT	$ 269.00/MT	24.9 %
Soy meal (CIF Rotterdam)	$ 392.00/MT	$ 429.00/MT	$ (37.00)/MT	(8.6)%

Segment Results

Segment operating income for the fiscal year ended December 28, 2024 was $468.2 million, which reflects a decrease of $(481.5) million or (50.7)% as compared to the fiscal year ended December 30, 2023.

In thousands, except for percentages	Feed Ingredients	Food Ingredients	Fuel Ingredients	Corporate	Total
Fiscal Year Ended December 28, 2024					
Total net sales	$3,675,609	$1,489,101	$ 550,465	$ —	$5,715,175
Cost of sales and operating expenses (1)	2,886,125	1,115,348	435,864	—	4,437,337
Gross Margin	789,484	373,753	114,601	—	1,277,838
Gross Margin %	21.5 %	25.1 %	20.8 %	— %	22.4 %
Gain on sale of assets	(669)	(1,758)	(1,730)	—	(4,157)
Selling, general and administrative expenses (2)	279,095	119,604	32,370	61,036	492,105
Restructuring and asset impairment charges	3,671	2,123	—	—	5,794
Depreciation and amortization	350,141	109,102	35,876	8,706	503,825
Acquisition and integration costs	—	—	—	7,842	7,842
Change in fair value of contingent consideration	(46,706)	—	—	—	(46,706)
Equity in net income of Diamond Green Diesel	—	—	149,082	—	149,082
Segment operating income/ (loss)	203,952	144,682	197,167	(77,584)	468,217
Equity in net income of other unconsolidated subsidiaries	11,994	—	—	—	11,994
Segment income/(loss)	215,946	144,682	197,167	(77,584)	480,211

In thousands, except for percentages	Feed Ingredients	Food Ingredients	Fuel Ingredients	Corporate	Total
Fiscal Year Ended December 30, 2023					
Total net sales	$ 4,472,592	$ 1,752,065	$ 563,423	$ —	$ 6,788,080
Cost of sales and operating expenses (1)	3,385,859	1,310,581	446,620	—	5,143,060
Gross Margin	1,086,733	441,484	116,803	—	1,645,020
Gross Margin %	24.3 %	25.2 %	20.7 %	— %	24.2 %
Loss/(gain) on sale of assets	814	(8,144)	(91)	—	(7,421)
Selling, general and administrative expenses (2)	310,363	128,464	23,543	80,164	542,534
Restructuring and asset impairment charges	4,026	14,527	—	—	18,553
Depreciation and amortization	360,249	94,991	34,466	12,309	502,015
Acquisition and integration costs	—	—	—	13,884	13,884
Change in fair value of contingent consideration	(7,891)	—	—	—	(7,891)
Equity in net income of Diamond Green Diesel	—	—	366,380	—	366,380
Segment operating income/(loss)	419,172	211,646	425,265	(106,357)	949,726
Equity in net income of other unconsolidated subsidiaries	5,011	—	—	—	5,011
Segment income/(loss)	424,183	211,646	425,265	(106,357)	954,737

(1) Cost of sales and operating expenses includes the cost of raw materials, collection costs of the raw materials and factory expenses including direct labor.

(2) Selling, general and administrative expenses include payroll related costs including incentive pay and stock compensation, insurance related costs, professional fees, IT related costs, travel costs and other costs.

Feed Ingredients Segment

Raw material volume. In fiscal year 2024, the raw material processed by the Company's Feed Ingredients segment totaled 12.50 million metric tons. Compared to fiscal year 2023, overall raw material volume processed in the Feed Ingredients segment decreased approximately (0.2)%.

Sales. The decrease in total net sales for the Feed Ingredients segment was $(797.0) million for the fiscal year ended December 28, 2024, as compared to the fiscal year ended December 30, 2023.

The decrease in total net sales for the Feed Ingredients segment was primarily due to the following (in millions of dollars):

	Fats	Proteins	Other Rendering	Total Rendering	Used Cooking Oil	Bakery	Other	Total
Total net sales year ended December 30, 2023	$ 1,739.3	$ 1,672.0	$ 243.6	$ 3,654.9	$ 497.6	$ 255.2	$ 64.9	$ 4,472.6
Increase/(decrease) in sales volumes	(43.1)	40.8	—	(2.3)	(12.2)	(12.7)	—	(27.2)
Decrease in finished product prices	(391.0)	(227.0)	—	(618.0)	(133.4)	(52.0)	—	(803.4)
Decrease due to currency exchange rates	(1.4)	(1.2)	(0.2)	(2.8)	(0.7)	—	—	(3.5)
Other change	—	—	50.2	50.2	—	—	(13.1)	37.1
Total change	(435.5)	(187.4)	50.0	(572.9)	(146.3)	(64.7)	(13.1)	(797.0)
Total net sales year ended December 28, 2024	$ 1,303.8	$ 1,484.6	$ 293.6	$ 3,082.0	$ 351.3	$ 190.5	$ 51.8	$ 3,675.6

Margins. In the Feed Ingredients segment for fiscal year 2024, the gross margin percentage was 21.5% as compared to 24.3% for fiscal year 2023. The decrease in margin was primarily due to lower overall finished product prices as compared to fiscal 2023.

Segment operating income. The Company's Feed Ingredients segment operating income for fiscal year 2024 was $204.0 million, a decrease of $(215.2) million or (51.3)% as compared to fiscal year 2023. The decrease was primarily due to lower overall finished product prices that more than offset a decrease in selling, general and administrative expenses and a gain from the reduction of the recorded FASA contingent consideration liability as compared to fiscal year 2023.

Food Ingredients Segment

Raw material volume. In fiscal year 2024, the raw material processed by the Company's Food Ingredients segment totaled 1.23 million metric tons. Compared to fiscal year 2023, overall raw material volume processed in the Food Ingredients segment increased approximately 0.8%.

Sales. Total net sales decreased in the Food Ingredients segment primarily due to a decrease in collagen prices that more than offset an increase in sales volumes from the Gelnex Acquisition.

Margins. In the Food Ingredients segment for fiscal year 2024, the gross margin percentage decreased slightly to 25.1% as compared to 25.2% for fiscal year 2023.

Segment operating income. The Company's Food Ingredients segment operating income was $144.7 million for fiscal year 2024, a decrease of $(66.9) million or (31.6)% as compared to fiscal year 2023. The decrease was primarily due to lower prices for collagen, the impact of an out-of-period inventory adjustment of approximately $25.1 million and an increase in depreciation and amortization as compared to fiscal 2023.

Fuel Ingredients Segment

Raw material volume. In fiscal year 2024, the raw material processed by the Company's Fuel Ingredients segment, excluding the DGD Joint Venture, totaled 1.50 million metric tons. Compared to fiscal year 2023, overall raw material volume processed in the Fuel Ingredients segment increased approximately 6.4%.

Sales. Total net sales decreased in the Fuel Ingredients segment primarily due to lower sales prices.

Margins. In the Fuel Ingredients segment (exclusive of the equity contribution from the DGD Joint Venture) for fiscal year 2024, the gross margin percentage increased slightly to 20.8% as compared to 20.7% for fiscal year 2023.

Segment operating income. The Company's Fuel Ingredients segment operating income (inclusive of the equity contribution from the DGD Joint Venture) for fiscal year 2024 was $197.2 million, a decrease of $(228.1) million or (53.6)% as compared to fiscal year 2023. The decrease in earnings is primarily due to decreases in renewable diesel fuel prices and renewable identification number (RIN) prices, lower values for LCFS credits and the recording of a lower-of cost-or-market reserve related to declining finished product prices, which more than offset increased blenders tax credits from higher sales volumes. Excluding the DGD Joint Venture, earnings were lower in the fuel segment due to higher selling, general and administrative expenses.

Foreign Currency

During fiscal year 2024, the Brazilian real and Canadian dollar weakened against the U.S. dollar and the euro remained the same as compared to fiscal year 2023. Using actual results for fiscal year 2024 with the average foreign currency rates for fiscal year 2023 would result in an increase in operating income of approximately $1.3 million for fiscal year 2024. The average rates used in this calculation were the average rates for fiscal year 2024 of €1.00:$1.08, R$1.00:$0.19 and C$1.00: $0.73 as compared to the average rates for fiscal year 2023 of €1.00:$1.08, R$1.00:$0.20 and C$1.00:$0.74, respectively.

Corporate Activities

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $61.0 million during fiscal year 2024, a $19.2 million decrease from $80.2 million during fiscal year 2023. The decrease is primarily due to a decrease in the Company's incentive based compensation and a decrease in consulting expense and other expenses as compared to fiscal year 2023.

Depreciation and Amortization. Depreciation and amortization charges were approximately $8.7 million for the year ended December 28, 2024 as compared to $12.3 million for the year ended December 30, 2023. The decrease was due to certain assets becoming fully depreciated.

Acquisition and Integration Costs. Acquisition and integration costs were approximately $7.8 million during fiscal year 2024 as compared to $13.9 million during fiscal year 2023. Fiscal 2024 costs include Miropasz and other acquisition costs along with integration costs associated with the Gelnex Acquisition which were lower than fiscal 2023 costs which included Gelnex acquisition costs along with integration costs associated with the FASA and Valley Acquisitions.

Interest Expense. Interest expense was $253.9 million for fiscal year 2024, compared to $259.2 million for fiscal year 2023, a decrease of approximately $5.3 million. The decrease in interest expense is primarily due to less interest on term loan A facilities and other notes due to reductions in amounts outstanding from payments made that were partially offset by an increase in revolver interest as a result of higher average revolver borrowings outstanding during fiscal year 2024 as compared to fiscal year 2023.

Foreign Currency Gain/(Loss). Foreign currency losses were $(1.2) million during fiscal year 2024, as compared to gains of approximately $8.1 million for fiscal year 2023. The change from a foreign currency gain to a loss was due primarily to a decrease in gains on the revaluation of an intercompany note and non-functional currency assets and liabilities that more than offset losses as compared to fiscal year 2023.

Other Income, net. Other income was $22.3 million for fiscal year 2024, compared to other income of $16.3 million in fiscal year 2023. The increase in other income was primarily due to casualty loss insurance proceeds received for fires which occurred in late 2022 at the Company's Tacoma, Washington and Ward, South Carolina facilities, as well as current year flooding in Brazil that was partially offset by a decrease in interest income, an increase in the non-service component of pension expense and an increase in other miscellaneous non-operating expenses as compared to fiscal year 2023.

Equity in Net Income of Other Unconsolidated Subsidiaries. The change in this line item is not significant and primarily represents the Company's pro rata share of the net income from its foreign unconsolidated subsidiaries.

Income Taxes. The Company recorded an income tax benefit of $38.3 million for fiscal year 2024, compared to $59.6 million of income tax expense recorded in fiscal year 2023, a decrease of $97.9 million, which was primarily due to a decrease in pre-tax income. The effective tax rate for fiscal year 2024 was (15.5)%. The effective tax rate for fiscal year 2024 differs from the statutory rate of 21% due primarily to biofuel tax incentives, the relative mix of earnings among jurisdictions with different tax rates, state income taxes, nontaxable change in FASA contingent consideration and losses that provided no tax benefit. The effective tax rate for fiscal year 2023 was 8.3%. The effective tax rate for fiscal year 2023 differs from the statutory rate of 21% due primarily to biofuel tax incentives, the relative mix of earnings among jurisdictions with different tax rates, state income taxes, certain taxable income inclusion items in the U.S. based on foreign earnings and losses that provided no tax benefit. The Company's effective tax rate excluding the federal and state impact of the biofuel tax incentives is 43.9% for fiscal year 2024 compared to 28.4% for fiscal year 2023.

Non-U.S. GAAP Measures

Adjusted EBITDA is not a recognized accounting measurement under GAAP; it should not be considered as an alternative to net income, as a measure of operating results, or as an alternative to cash flow as a measure of liquidity. It is presented here not as an alternative to net income, but rather as a measure of the Company's operating performance. Since EBITDA (generally, net income plus interest expense, taxes, depreciation and amortization) is not calculated identically by all companies, the presentation in this report may not be comparable to EBITDA or Adjusted EBITDA presentations disclosed by other companies. Adjusted EBITDA is calculated below and represents for any relevant period, net income/(loss) plus depreciation and amortization, restructuring and asset impairment charges, acquisition and integration costs, change in fair value of contingent consideration, foreign currency loss/(gain), net income/(loss) attributable to non-controlling interests, interest expense, income tax provision, other income/(expense) and equity in net (income)/loss of unconsolidated subsidiaries. Management believes that Adjusted EBITDA is useful in evaluating the Company's operating performance compared to that of other companies in its industry because the calculation of Adjusted EBITDA generally eliminates the effects of financing, income taxes, non-cash and certain other items that may vary for different companies for reasons unrelated to overall operating performance and also believes this information is useful to investors.

The Company's management uses Adjusted EBITDA as a measure to evaluate performance and for other discretionary purposes. In addition to the foregoing, management also uses or will use Adjusted EBITDA to measure compliance with certain financial covenants under the Company's Senior Secured Credit Facilities, 6% Notes, 5.25% Notes and 3.625% Notes that were outstanding at December 28, 2024. However, the amounts shown below for Adjusted EBITDA differ from the amounts calculated under similarly titled definitions in the Company's Senior Secured Credit Facilities, 6% Notes, 5.25% Notes and 3.625% Notes, as those definitions permit further adjustments to reflect certain other nonrecurring costs, non-cash charges and cash dividends from the DGD Joint Venture. Additionally, the Company evaluates the impact of foreign exchange on operating cash flow, which is defined as segment operating income (loss) plus depreciation and amortization.

Pro forma Adjusted EBITDA to Foreign Currency is not a recognized accounting measurement under GAAP; it should not be considered as an alternative to net income, as a measure of operating results, or as an alternative to cash flow as a measure of liquidity. It is presented here not as an alternative to net income, but rather as a measure of the Company's operating performance. Management believes Pro forma Adjusted EBITDA to Foreign Currency is useful in evaluating the Company's operating performance on a constant currency basis and also believes this information is useful to investors.

DGD Adjusted EBITDA is not reflected in the Adjusted EBITDA or the Pro forma Adjusted EBITDA to Foreign Currency. DGD Adjusted EBITDA is not a recognized accounting measure under GAAP; it should not be considered as an alternative to net income or equity in net income of Diamond Green Diesel, as a measure of operating results, or as an alternative to cash flow as a measure of liquidity and is not intended to be a presentation in accordance with GAAP. The Company calculates DGD Adjusted EBITDA by taking DGD's operating income plus DGD's depreciation, amortization and accretion expense. Management believes that DGD Adjusted EBITDA is useful in evaluating the Company's operating performance because the calculation of DGD Adjusted EBITDA generally eliminates non-cash and certain other items at DGD unrelated to overall operating performance and also believes this information is useful to investors. The Company calculates Darling's Share of DGD Adjusted EBITDA by taking DGD Adjusted EBITDA and then multiplying by 50% to get Darling's Share of DGD's Adjusted EBITDA.

Combined Adjusted EBITDA is not a recognized accounting measurement under GAAP; it should not be considered as an alternative to net income, as a measure of operating results, or as an alternative to cash flow as a measure of liquidity. It is presented here not as an alternative to net income, but rather as a measure of the Company's operating performance. Combined Adjusted EBITDA consists of Adjusted EBITDA plus DGD Adjusted EBITDA (Darling's share). Management believes that Combined Adjusted EBITDA is useful in evaluating the Company's operating performance compared to that of other companies in its industry because the calculation of Combined Adjusted EBITDA generally eliminates the effects of financing, income taxes, non-cash and certain other items that may vary for different companies for reasons unrelated to overall operating performance and also believes this information is useful to investors.

Reconciliation of Net Income to (Non-GAAP) Adjusted EBITDA, to (Non-GAAP) Pro Forma Adjusted EBITDA to Foreign Currency and to (Non-GAAP) Combined Adjusted EBITDA

Fiscal Year 2024 as Compared to Fiscal Year 2023

		Fiscal Year Ended		
(dollars in thousands)		December 28, 2024		December 30, 2023
Net income attributable to Darling	$	278,880	$	647,726
Depreciation and amortization		503,825		502,015
Interest expense		253,858		259,223
Income tax expense/(benefit)		(38,337)		59,568
Restructuring and asset impairment charges		5,794		18,553
Acquisition and integration costs		7,842		13,884
Change in fair value of contingent consideration		(46,706)		(7,891)
Foreign currency losses/(gains)		1,154		(8,133)
Other income, net		(22,309)		(16,310)
Equity in net income of Diamond Green Diesel		(149,082)		(366,380)
Equity in net income of other unconsolidated subsidiaries		(11,994)		(5,011)
Net income attributable to noncontrolling interests		6,965		12,663
Adjusted EBITDA (Non-GAAP)	$	789,890	$	1,109,907
Foreign currency exchange impact (1)		1,334		—
Pro forma Adjusted EBITDA to Foreign Currency (Non-GAAP)	$	791,224	$	1,109,907
DGD Adjusted EBITDA (Darling's Share) (Non-GAAP)	$	289,945	$	501,987
Combined Adjusted EBITDA (Non-GAAP)	$	1,079,835	$	1,611,894

(1) The average rates used in this calculation were the average rates for the fiscal year ended December 28, 2024 of €1.00:$1.08, R$1.00:$0.19 and C$1.00:$0.73 as compared to the average rates for the fiscal year ended December 30, 2023 of €1.00:USD$1.08, R$1.00:$0.20 and C$1.00:$0.74, respectively.

The discussion and analysis of our financial condition and results of operations for the year ended December 30, 2023 compared to the year ended December 31, 2022 are included in Item 7. Management's Discussion and Analysis of Financial Condition and Results in our 2023 Form 10-K and is incorporated herein by reference.

FINANCING, LIQUIDITY, AND CAPITAL RESOURCES

Indebtedness

Certain Debt Outstanding at December 28, 2024. On December 28, 2024, debt outstanding under the Amended Credit Agreement, the Company's 6% notes, the Company's 5.25% Notes and the Company's 3.625% Notes consists of the following (in thousands):

Senior Notes:			
6 % Notes due 2030	$	1,000,000	
Less unamortized deferred loan costs net of bond premiums		(5,605)	
Carrying value of 6% Notes due 2030	$	994,395	
5.25 % Notes due 2027	$	500,000	
Less unamortized deferred loan costs		(2,322)	
Carrying value of 5.25% Notes due 2027	$	497,678	
3.625 % Notes due 2026 - Denominated in euros	$	536,733	
Less unamortized deferred loan costs		(1,542)	
Carrying value of 3.625% Notes due 2026	$	535,191	
Amended Credit Agreement:			
Term A-1 facility	$	397,000	
Less unamortized deferred loan costs		(366)	
Carrying value of Term A-1 facility	$	396,634	
Term A-2 facility	$	471,875	
Less unamortized deferred loan costs		(509)	
Carrying value of Term A-2 facility	$	471,366	
Term A-3 facility	$	297,750	
Less unamortized deferred loan costs		(560)	
Carrying value of Term A-3 facility	$	297,190	
Term A-4 facility	$	481,250	
Less unamortized deferred loan costs		(664)	
Carrying value of Term A-4 facility	$	480,586	
Revolving Credit Facility:			
Maximum availability	$	1,500,000	
Ancillary facilities		72,717	
Borrowings outstanding		267,000	
Letters of credit issued		672	
Availability	$	1,159,611	
Other Debt	$	101,958	

At December 28, 2024, the U.S. dollar strengthened as compared to the euro at December 30, 2023. Using the euro based debt outstanding at December 28, 2024 and comparing the closing balance sheet rates at December 28, 2024 to those at December 30, 2023, the U.S. dollar debt balances of euro based debt decreased by $32.1 million, at December 28, 2024. The closing balance sheet rate used in this calculation was the actual fiscal closing balance sheet rate at December 28, 2024 of €1.00:USD$1.042200 as compared to the closing balance sheet rate at December 30, 2023 of €1.00:USD$1.105000.

Senior Secured Credit Facilities. On January 6, 2014, Darling, Darling International Canada Inc. ("Darling Canada") and Darling International NL Holdings B.V. ("Darling NL") entered into a Second Amended and Restated Credit Agreement (as subsequently amended, the "Amended Credit Agreement"), restating its then existing Amended and Restated Credit Agreement dated September 27, 2013, with the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other agents from time to time party thereto. The Amended Credit Agreement provides for senior secured credit facilities in the aggregate principal amount of $3.725 billion, which matures on December 9, 2026 and is comprised of (i) the Company's $525.0 million term loan B facility, (ii) the Company's $400.0 million term A-1 facility, (iii) the Company's $500.0 million term A-2 facility, (iv) the Company's $300.0 million term A-3 facility, (v) the Company's $500.0 million term A-4 facility and (vi) the Company's $1.5 billion five-year revolving credit facility (up to $150.0 million of which will be available for a letter of credit sub-limit and $50.0 million of which will be available for a swingline sub-limit) (collectively, the "Senior Secured Credit Facilities"). The Amended Credit Agreement also permits Darling and the other borrowers thereunder to incur ancillary facilities provided by any revolving lender party to the Senior Secured Credit Facilities (with certain restrictions). Up to $1.46 billion of the revolving credit facility is available to be borrowed by Darling, Darling

Canada, Darling NL, Darling Ingredients International Holding B.V. ("Darling BV"), Darling GmbH, and Darling Belgium in U.S. dollars, Canadian dollars, euros, Sterling and other currencies to be agreed and available to each applicable lender. The remaining $40.0 million must be borrowed in U.S. dollars only by Darling. The revolving credit facility will mature on December 9, 2026. The revolving credit facility will be used for working capital needs, general corporate purposes and other purposes not prohibited by the Amended Credit Agreement. For more information regarding the Amended Credit Agreement see Note 10 of Notes to Consolidated Financial Statements included herein.

- As of December 28, 2024, the Company had availability of $1,159.6 million under the revolving credit facility, taking into account an aggregate of $267.0 million in outstanding borrowings, $72.7 million of ancillary facilities and letters of credit issued of $0.7 million.

- As of December 28, 2024, the Company has borrowed all $400.0 million under the terms of the term A-1 facility and has repaid $3.0 million, which when repaid by the Company cannot be reborrowed. The term A-1 facility borrowings are repayable in quarterly installments of 0.25% of the aggregate principle amount of the relevant term A-1 facility on the last day of each March, June, September and December of each year commencing on the last day of such month falling on or after the last day of the first full fiscal quarter following the second anniversary of December 9, 2021 and continuing until the last day of such quarterly period ending immediately prior to the term A-1 facility maturity date of December 9, 2026 and one final installment in the amount of the term A-1 facility then outstanding, due and payable on December 9, 2026.

- As of December 28, 2024, the Company has borrowed all $500.0 million under the terms of the term A-2 facility and has repaid $28.1 million, which when repaid by the Company cannot be reborrowed. The term A-2 facility borrowings are repayable in quarterly installments of 0.625% of the aggregate principle amount of the relevant term A-2 facility on the last day of each March, June, September and December of each year commencing on the last day of such month falling on or after the last day of the first full fiscal quarter following the borrowings or September 30, 2022 and continuing until the last day of such quarterly period ending March 31, 2025, and quarterly installments of 1.25% of the aggregate principle amount of the relevant term A-2 facility due and payable on the last day of each March, June, September and December of each year commencing on the last day of such month falling on or after the last day of the first full fiscal quarter ending June 30, 2025 and continuing until the last day of such quarterly period ending immediately prior to the term A-2 facility maturity date of December 9, 2026 and one final installment in the amount of the term A-2 facility then outstanding, due and payable on December 9, 2026.

- As of December 28, 2024, the Company has borrowed all $300.0 million under the terms of the term A-3 facility and has repaid $2.3 million, which when repaid by the Company cannot be reborrowed. The term A-3 facility borrowings are repayable in quarterly installments of 0.25% of the aggregate principle amount of the relevant term A-3 facility on the last day of each March, June, September and December of each year commencing on the last day of such month falling on or after the last day of the first full fiscal quarter following the second anniversary of December 9, 2021 and continuing until the last day of such quarterly period ending immediately prior to the term A-3 facility maturity date of December 9, 2026 and one final installment in the amount of the term A-3 facility then outstanding, due and payable on December 9, 2026.

- As of December 28, 2024, the Company has borrowed all $500.0 million under the terms of the term A-4 facility and has repaid $18.8 million, which when repaid by the Company cannot be reborrowed. The term A-4 facility borrowings are repayable in quarterly installments of 0.625% of the aggregate principle amount of the relevant term A-4 facility on the last day of each March, June, September and December of each year commencing on the last day of such month falling on or after the last day of the first full fiscal quarter following the borrowings or termination date and continuing until the last day of such quarterly period ending March 31, 2025, and quarterly installments of 1.25% of the aggregate principle amount of the relevant term A-4 facility due and payable on the last day of each March, June, September and December of each year commencing on the last day of such month falling on or after the last day of the first full fiscal quarter ending June 30, 2025 and continuing until the last day of such quarterly period ending immediately prior to the term A-4 facility maturity date of December 9, 2026 and one final installment in the amount of the term A-4 facility then outstanding, due and payable on December 9, 2026.

- As of December 28, 2024, the Company had repaid all $525.0 million it had borrowed under the terms of the term loan B facility, none of which can be reborrowed.

- The interest rate applicable to any borrowings under the revolving credit facility will equal (i) the adjusted term secured overnight financing rate (SOFR) for U.S. dollar borrowings or the adjusted euro interbank rate (EURIBOR) for euro borrowings or the adjusted daily simple Sterling overnight index average (SONIA) for British pound borrowings, in each case plus 1.75% per annum or (ii) the base rate or the adjusted term SOFR for a one-month interest period for U.S. dollar borrowings or the Canadian prime rate for Canadian dollar borrowings or the adjusted daily simple European short term rate (ESTR) for euro borrowings or the adjusted daily SONIA rate for British pound borrowings, in each case plus 0.75% per annum, and in each case of clauses (i) and (ii), subject to certain step-ups and step-downs based on the Company's total leverage ratio. The interest rate applicable to any borrowing under the term A-1 facility and term A-3 facility will equal the adjusted term SOFR plus 1.875% per annum subject to certain step-ups and step-downs based on the Company's total leverage ratio with a minimum of 1.50%. The interest rate applicable to any borrowing under the term A-2 facility and term A-4 facility will equal the adjusted term SOFR plus 1.75% per annum subject to certain step-ups and step-downs based on the Company's total leverage ratio with a minimum of 1.00%.

6% Senior Notes due 2030. On June 9, 2022, Darling issued and sold $750.0 million aggregate principal amount of 6% Senior Notes due 2030 (the "6% Initial Notes"). The 6% Initial Notes, which were offered in a private offering, were issued pursuant to a Senior Notes Indenture, dated as of June 9, 2022 (the "6% Base Indenture"), among Darling, the subsidiary guarantors party thereto from time to time, and Truist Bank, as trustee. On August 17, 2022, Darling issued an additional $250.0 million in aggregate principal amount of its 6% Senior Notes due 2030 (the "add-on notes" and, together with the 6% Initial Notes, the "6% Notes"). The add-on notes and related guarantees, which were offered in a private offering, were issued as additional notes under the 6% Base Indenture, as supplemented by a supplemental indenture, dated as of August 17, 2022 (the "supplemental indenture" and, together with the 6% Base Indenture, the "6% Indenture"). The add-on notes have the same terms as the 6% Initial Notes (other than issue date and issue price) and, together with the 6% Initial Notes, constitute a single class of securities under the 6% Indenture. The 6% Notes are guaranteed on a senior unsecured basis by Darling and all of Darling's restricted subsidiaries (other than foreign subsidiaries) that are borrowers under or that guarantee the Senior Secured Credit Facilities. For a description of the terms of the 6% Notes see Note 10 of Notes to Consolidated Financial Statements included herein.

5.25% Senior Notes due 2027. On April 3, 2019, Darling issued and sold $500.0 million aggregate principal amount of 5.25% Senior Notes due 2027 (the "5.25% Notes"). The 5.25% Notes, which were offered in a private offering, were issued pursuant to a Senior Notes Indenture, dated as of April 3, 2019 (the "5.25% Indenture"), among Darling, the subsidiary guarantors party thereto from time to time, and Regions Bank, as trustee. The 5.25% Notes are guaranteed on a senior unsecured basis by Darling and all of Darling's restricted subsidiaries (other than foreign subsidiaries) that are borrowers under or that guarantee the Senior Secured Credit Facilities. For a description of the terms of the 5.25% Notes see Note 10 of Notes to Consolidated Financial Statements included herein.

3.625% Senior Notes due 2026. On May 2, 2018, Darling Global Finance B.V. issued and sold €515.0 million aggregate principal amount of 3.625% Senior Notes due 2026 (the "3.625% Notes"). The 3.625% Notes, which were offered in a private offering, were issued pursuant to a Senior Notes Indenture, dated as of May 2, 2018 (the "3.625% Indenture"), among Darling Global Finance B.V., Darling, the subsidiary guarantors party thereto from time to time, Citibank, N.A., London Branch, as trustee and principal paying agent, and Citigroup Global Markets Deutschland AG, as principal registrar. The 3.625% Notes are guaranteed on a senior unsecured basis by Darling and all of Darling's restricted subsidiaries (other than any foreign subsidiary or any receivable entity) that guarantee the Senior Secured Credit Facilities. For a description of the terms of the 3.625% Notes see Note 10 of Notes to Consolidated Financial Statements included herein.

Other debt consists of U.S., European, Canadian and Chinese overdraft ancillary facilities, U.S., European and Brazilian finance lease obligations and note arrangements in the U.S., Brazil, China and Europe that are not part of the Amended Credit Agreement, 6% Notes, 5.25% Notes or 3.625% Notes.

The classification of long-term debt in the Company's December 28, 2024 Consolidated Balance Sheet is based on the contractual repayment terms of the 6% Notes, the 5.25% Notes, the 3.625% Notes and debt issued under the Amended Credit Agreement.

As a result of the Company's borrowings under its Amended Credit Agreement, the 6% Indenture, the 5.25% Indenture and the 3.625% Indenture, the Company is highly leveraged. Investors should note that, in order to make scheduled payments on the indebtedness outstanding under the Amended Credit Agreement, the 6% Notes, the 5.25% Notes and the 3.625% Notes, and otherwise, the Company will rely in part on a combination of dividends, distributions and intercompany loan repayments from the Company's direct and indirect U.S. and foreign subsidiaries. The Company is prohibited under the Amended Credit Agreement from entering (or allowing such subsidiaries to enter) into contractual limitations on the Company's subsidiaries' ability to declare dividends or make other payments or distributions to the Company. The Company has also attempted to structure the Company's consolidated indebtedness in such a way as to maximize the Company's ability to move cash from the Company's subsidiaries to Darling or another subsidiary that will have fewer limitations on the ability to make upstream payments, whether to Darling or directly to the Company's lenders as a Guarantor. Nevertheless, applicable laws under which the Company's direct and indirect subsidiaries are formed may provide limitations on such dividends, distributions and other payments. In addition, regulatory authorities in various countries where the Company operates or where the Company imports or exports products may from time to time impose import/export limitations, foreign exchange controls or currency devaluations that may limit the Company's access to profits from the Company's subsidiaries or otherwise negatively impact the Company's financial condition and therefore reduce the Company's ability to make required payments under the Amended Credit Agreement, the 6% Notes, the 5.25% Notes and the 3.625% Notes, or otherwise. In addition, fluctuations in foreign exchange values may have a negative impact on the Company's ability to repay indebtedness denominated in U.S. or Canadian dollars or euros. See "Risk Factors - Our business may be adversely impacted by fluctuations in foreign currency exchange rates, which could affect our ability to comply with our financial covenants" and "- Our ability to repay our indebtedness depends in part on the performance of our subsidiaries, including our non-guarantor subsidiaries, and their ability to make payments" in Item 1A of this Annual Report on Form 10-K for the fiscal year ended December 28, 2024.

As of December 28, 2024, the Company is in compliance with all financial covenants under the Amended Credit Agreement, and believes it is in compliance with all of the other covenants contained in the Amended Credit Agreement, the 6% Indenture, the 5.25% Indenture and the 3.625% Indenture.

Working Capital and Capital Expenditures

On December 28, 2024, the Company had working capital of $395.9 million and its working capital ratio was 1.38 to 1 compared to working capital of $857.5 million and a working capital ratio of 1.86 to 1 on December 30, 2023. At December 28, 2024, the Company had unrestricted cash of $76.0 million and funds available under the revolving credit facility of $1.16 billion, compared to unrestricted cash of $126.5 million and funds available under the revolving credit facility of $832.5 million at December 30, 2023. The Company diversifies its cash investments by limiting the amounts deposited with any one financial institution.

Net cash provided by operating activities was $839.3 million and $899.3 million for the fiscal years ended December 28, 2024 and December 30, 2023, respectively, a decrease of $60.0 million due primarily to a decrease in net income that more than offset an increase in cash from working capital. Cash used in investing activities was $498.9 million during fiscal year 2024, compared to $1,675.5 million in fiscal year 2023, a decrease in cash used of $1,176.6 million, primarily due to a decrease in acquisitions and capital expenditures. Net cash provided/(used) in financing activities was $(399.6) million during fiscal year 2024, compared to $876.3 million in fiscal year 2023, a decrease in net cash provided of $1,275.9 million, primarily due to lower debt borrowings that were used to fund acquisitions in the prior year.

Capital expenditures of $332.5 million were made during fiscal year 2024 as compared to $555.5 million in fiscal year 2023, a decrease of $(223.0) million. The Company expects to incur capital expenditures of approximately $400 million in fiscal year 2025, including compliance, replacement and expansion projects. The Company intends to finance these costs using cash flows from operations. Capital expenditures related to compliance with environmental regulations were $67.4 million in fiscal year 2024, $64.8 million in fiscal year 2023 and $54.7 million in fiscal year 2022.

Accrued Insurance and Pension Plan Obligations

Based upon the annual actuarial estimate, current accruals and claims paid during fiscal year 2024, the Company has accrued approximately $21.2 million as of December 28, 2024 that it expects will become due during the next twelve months in order to meet obligations related to the Company's self-insurance reserves and accrued insurance obligations, which are included in current accrued expenses at December 28, 2024. The self-insurance reserve is composed of estimated liability for claims arising for workers' compensation, auto liability, general liability and medical claims liability. The self-insurance reserve liability and medical claims liability are determined annually, based upon a third-party actuarial estimate. The actuarial estimate may vary from year to year, due to changes in costs of health care, the pending number of claims and other factors beyond the control of management of the Company.

Based upon current actuarial estimates, the Company expects to make payments of approximately $0.4 million in order to meet minimum pension funding requirements to its domestic plans in fiscal year 2025. In addition, the Company expects to make payments of approximately $3.4 million under its foreign pension plans in fiscal year 2025. The minimum pension funding requirements are determined annually, based upon a third-party actuarial estimate. The actuarial estimate may vary from year to year, due to fluctuations in return on investments or other factors beyond the control of management of the Company or the administrator of the Company's pension funds. No assurance can be given that the minimum pension funding requirements will not increase in the future. The Company has made required and tax deductible discretionary contributions to its domestic pension plans in fiscal year 2024 and fiscal year 2023 of approximately $0.4 million and $0.2 million, respectively.

Additionally, the Company has made required and tax deductible discretionary contributions to its foreign pension plans in fiscal year 2024 of approximately $3.3 million, as compared to $4.1 million in contributions in fiscal year 2023.

The U.S. Pension Protection Act of 2006 ("PPA") went into effect in January 2008. The stated goal of the PPA is to improve the funding of U.S. pension plans. U.S. plans in an under-funded status are required to increase employer contributions to improve the funding level within PPA timelines. Volatility in the world equity and other financial markets could have a material negative impact on U.S. pension plan assets and the status of required funding under the PPA. The Company participates in various U.S. multiemployer pension plans which provide defined benefits to certain employees covered by labor contracts. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts to meet their pension benefit obligations to their participants. The Company's contributions to each individual U.S. multiemployer plan represent less than 5% of the total contributions to each such plan. Based on the most currently available information, the Company has determined that, if a withdrawal were to occur, withdrawal liabilities on two of the U.S. plans in which the Company currently participates could be material to the Company. With respect to the other U.S. multiemployer pension plans in which the Company participates and which are not individually significant, five plans have certified as critical or red zone, as defined by the PPA. The Company has withdrawal liabilities recorded on four U.S. multiemployer plans in which it participated. As of December 28, 2024, the Company has an aggregate accrued liability of approximately $4.4 million representing the present value of scheduled withdrawal liability payments on the remaining multiemployer plans that have given notices of withdrawals. While the Company has no ability to calculate a possible current liability for under-funded multiemployer plans that could terminate or could require additional funding under the PPA, the amounts could be material.

DGD Joint Venture

The DGD Joint Venture currently operates the DGD Facilities, with a combined renewable fuel (including renewable diesel and SAF) production capacity of approximately 1.2 billion gallons per year. Renewable diesel is a low-carbon transportation fuel that is interchangeable with diesel produced from petroleum and is produced at the DGD Facilities using an advanced hydroprocessing-isomerization process licensed from UOP LLC, known as the Ecofining™ Process, and a pretreatment process developed by the Desmet Ballestra Group, to convert fats (animal fats, used cooking oils, distillers corn oil and vegetable oils) into renewable diesel, renewable naphtha and other light end renewable hydrocarbons. The DGD Joint Venture was formed in January 2011 to design, engineer, construct and operate the DGD St. Charles Plant, which reached mechanical completion and began production of renewable diesel and certain other co-products in late June 2013. In October 2021, the DGD Joint Venture completed an expansion of the DGD St. Charles Plant that increased its renewable diesel production capability to up to 750 million gallons per year of renewable diesel, as well as separating renewable naphtha (approximately 30 million gallons) and other light end renewable hydrocarbons for sale into low carbon fuel markets. Additionally, in November 2022 the DGD Joint Venture completed the construction of the DGD Port Arthur Plant, with a capacity to produce 470 million gallons per year of renewable diesel and 20 million gallons per year of renewable naphtha and having similar logistics flexibilities as those of the DGD St. Charles Plant. Furthermore, in November 2024, the DGD Joint Venture completed a capital project at the DGD Port Arthur Plant to provide the plant with the capability to upgrade approximately fifty percent (50%) of its current 470 million gallon annual production capacity to SAF.

On May 1, 2019, Darling through its wholly owned subsidiary Darling Green Energy LLC, ("Darling Green"), and Diamond Alternative Energy, LLC, a wholly owned subsidiary of Valero ("Diamond Alternative" and together with Darling Green, the "DGD Lenders") entered into a revolving loan agreement (the "2019 DGD Loan Agreement") with the DGD Joint Venture, pursuant to which the DGD Lenders committed to making loans available to the DGD Joint Venture in the amount of $50.0 million with each lender committed to $25.0 million of the total commitment. Any borrowings by the DGD Joint Venture under the 2019 DGD Loan Agreement were at the applicable annum rate equal to the sum of (a) the LIBO Rate (meaning Reuters BBA Libor Rates Page 3750) on such day plus (b) 2.50%. On June 15, 2023, the DGD Lenders entered into a new revolving loan agreement (the "2023 DGD Loan Agreement") with the DGD Joint Venture that replaced and superseded in its entirety the 2019 DGD Loan Agreement and pursuant to which the DGD Lenders have committed to making loans available to the DGD Joint Venture in the total amount of $200.0 million with each lender committed to $100.0 million of the total commitment. Any borrowings by the DGD Joint Venture under the 2023 DGD Loan Agreement are at the applicable annum rate equal to the sum of (a) Term SOFR on such day plus (b) 2.50%. The 2023 DGD Loan Agreement expires on June 15, 2026. In December 2022, the DGD Joint Venture borrowed all $50.0 million available under the 2019 DGD Loan Agreement, including the Company's full $25.0 million commitment, which was repaid in fiscal 2023. In January 2024, the DGD Joint Venture borrowed all $200.0 million available under the 2023 DGD Loan Agreement, including the Company's full $100.0 million commitment, which was repaid in March 2024. The DGD Joint Venture paid interest to the Company for the years ended December 28, 2024, December 30, 2023 and December 31, 2022 of approximately $1.6 million, $0.6 million and $0.6 million, respectively. As of December 28, 2024 and December 30, 2023, zero was owed to Darling Green under the 2023 DGD

Loan Agreement. This note receivable amount when outstanding is included in other current assets on the balance sheet and is included in investing activities on the cash flow statement.

On June 23, 2023, the DGD Joint Venture entered into an amended and restated credit agreement consisting of a $400.0 million senior, unsecured revolving credit facility, with CoBank ACB acting as lead arranger and the administrative agent for the lending group, which is comprised of Farm Credit System institutions. The revolving credit facility matures June 23, 2026 and is non-recourse to the joint venture partners. As of December 28, 2024, the DGD Joint Venture had no borrowings outstanding under this unsecured revolving credit facility.

Based on the sponsor support agreements executed in connection with the initial construction of the DGD St. Charles Plant, the Company contributed a total of approximately $111.7 million for completion of the DGD St. Charles Plant, and each partner has subsequently made $618.8 million in additional capital contributions to the DGD Joint Venture. As of December 28, 2024, under the equity method of accounting the Company has an investment in the DGD Joint Venture of approximately $2.2 billion included on the Consolidated Balance Sheet.

The Company's original investment in DGD has expanded since 2011 to the point that it is now integral to how the Company operates its business. Darling traditionally collected and converted used cooking oil and animal fats into feed ingredients which were sold on a caloric value to feed animals as well as for industrial technical uses. Over the past decade, the world's increasing focus on climate change and greenhouse gas has provided a new finished market for the Company's finished fats ingredients. With Darling's significant fats ownership, this has and continues to transform how the Company operates. In each of fiscal 2022, 2023 and 2024, a large portion of Darling's total U.S. finished fats products were sold to the DGD Facilities as feedstock for production of renewable diesel and, beginning in fiscal 2024, SAF. In 2024, 2023 and 2022, DGD was the Company's largest finished product customer in terms of total net sales, with the Company recording total net sales to DGD in those years of $968.9 million, $1.3 billion and $1.1 billion, respectively.

From a procurement, production and distribution standpoint, DGD has become integral to Darling's base business. DGD is integrated to the Company's operations via the combined vertical operating structure from collecting raw fats, to processing collected fats at Darling facilities worldwide to transporting the refined fats to the DGD Facilities as feedstock. The Darling supply chain has become more efficient and sustainable with transparency for verification to obtain full value to low carbon intensity markets. The development of the low carbon markets in North America and Europe has influenced how Darling operates its core business and has also been a driver for the recent DGD expansions, which are making DGD much more relevant to Darling's earnings. Since 2011 when construction began on DGD, Darling has invested substantially to increase its U.S. railcar fleet to efficiently manage nationwide transportation of Darling fats to DGD. Additionally, Darling acquired an Iowa location on the Mississippi River that further enhances the ability of the Company's Midwest network of facilities to collect and deliver feedstocks to DGD via water, rail or truck from a centralized location. In fiscal 2022, Darling acquired both Valley Proteins and FASA, each of which supply additional feedstocks to DGD. Darling has also stepped up collection efforts by providing indoor used cooking oil collection units in exchange for extended collection contracts at restaurant establishments and has moved to more of a centralized digital marketing effort with restaurant chains and franchise groups and invested in internet search engine key words to improve visibility with restaurants. The Company also includes DGD in marketing efforts to emphasize environmental sustainability that restaurants participate in when their used cooking oil is collected by Darling. From a production standpoint, Darling now isolates used cooking oil from other fats to preserve identification to qualify for a higher carbon intensity value. As a result, the Company includes its equity in net income of the DGD Joint Venture as operating income.

Financial Impact of Significant Debt Outstanding

The Company has a substantial amount of indebtedness, which could make it more difficult for us to satisfy our obligations to our financial lenders and our contractual and commercial commitments, limit our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements on commercially reasonable terms or at all, require us to use a substantial portion of our cash flows from operations to pay principal and interest on our indebtedness instead of other purposes, thereby reducing the amount of our cash flows from operations available for working capital, capital expenditures, acquisitions and other general corporate purposes, increase our vulnerability to adverse economic, industry and business conditions, expose us to the risk of increased interest rates as certain of our borrowings are at variable rates of interest, limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, place us at a competitive disadvantage compared to other, less leveraged competitors, and/or increase our cost of borrowing.

Cash Flows and Liquidity Risks

Management believes that the Company's cash flows from operating activities consistent with the level generated in fiscal year 2024, unrestricted cash and funds available under the Amended Credit Agreement, will be sufficient to meet the Company's working capital needs and maintenance and compliance-related capital expenditures, scheduled debt and interest payments, income tax obligations, and other contemplated needs through the next twelve months. Numerous factors could have adverse consequences to the Company that cannot be estimated at this time, such as negative impacts from the Russia-Ukraine war, the Israeli-Palestinian conflict and other Middle Eastern conflicts and those other factors discussed below under the heading "Forward Looking Statements". These factors, coupled with volatile prices for natural gas and diesel fuel, currency exchange fluctuations, general performance of the U.S. and global economies, disturbances in world financial, credit, commodities and stock markets, and any decline in consumer confidence, including the inability of consumers and companies to obtain credit due to lack of liquidity in the financial markets, among others, could negatively impact the Company's results of operations in fiscal year 2025 and thereafter. The Company reviews the appropriate use of unrestricted cash periodically. As of the date of this report, no decision has been made as to non-ordinary course material cash usages at this time; however, potential usages could include: opportunistic capital expenditures and/or acquisitions and joint ventures; investments relating to the Company's renewable energy strategy, including, without limitation, potential investments in additional renewable diesel or SAF projects; investments in response to governmental regulations relating to human and animal food safety or other regulations; unexpected funding required by the legislation, regulation or mass termination of multiemployer plans; and paying dividends or repurchasing stock, subject to limitations under the Amended Credit Agreement, the 6% Indenture, the 5.25% Indenture and the 3.625% Indenture, as well as suitable cash conservation to withstand adverse commodity cycles. The Company's Board of Directors approved a share repurchase program of up to an aggregate of $500.0 million of the Company's Common Stock depending on market conditions. The repurchases may be made from time to time on the open market at prevailing market prices or in negotiated transactions off the market. The program runs through August 13, 2026, unless further extended or shortened by the Board of Directors. During fiscal year 2024, the Company repurchased approximately $34.3 million, including commissions, of its common stock in the open market. As of December 28, 2024, the Company had approximately $494.9 million remaining in its share repurchase program.

Each of the factors described above has the potential to adversely impact the Company's liquidity in a variety of ways, including through reduced raw materials availability, reduced finished product prices, reduced sales, potential inventory buildup, increased bad debt reserves, potential impairment charges and/or higher operating costs.

Sales prices for many of the principal products that the Company sells are typically influenced by sales prices for agricultural-based ingredients, the prices of which are based on established commodity markets and are subject to volatile changes. Any decline in these prices has the potential to adversely impact the Company's liquidity. Any of a decline in raw material availability, a decline in agricultural-based alternative ingredients prices, increases in energy prices or the impact of U.S. and foreign regulation or tariffs (including, without limitation, China), changes in foreign exchange rates, imposition of currency controls and currency devaluations has the potential to adversely impact the Company's liquidity. A decline in commodities prices, a rise in energy prices, a slowdown in the U.S. or international economy, high inflation rates or other factors, could cause the Company to fail to meet management's expectations or could cause liquidity concerns.

OFF BALANCE SHEET OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

Based upon the underlying purchase agreements, the Company has commitments to purchase $299.7 million of commodity products, consisting of approximately $141.8 million of finished and raw material products and approximately $128.7 million of natural gas and diesel fuel and approximately $29.2 million of other commitments during the next five years, which are not included in liabilities on the Company's balance sheet at December 28, 2024. The Company intends to take physical delivery of the commodities under the forward purchase agreements and accordingly, these contracts are not subject to the requirements of fair value accounting because they qualify as normal purchases. The commitments will be recorded on the balance sheet of the Company when delivery of these commodities or products occurs and ownership passes to the Company during the remainder of fiscal 2025 and through fiscal 2029, in accordance with accounting principles generally accepted in the United States.

The Company's off-balance sheet contractual obligations and commercial commitments as of December 28, 2024 relate to letters of credit, foreign bank guarantees, forward purchase agreements and employment agreements. The Company has excluded these items from the balance sheet in accordance with U.S. GAAP.

The following table summarizes the Company's other commercial commitments, including both on- and off-balance sheet arrangements that are part of the Amended Credit Agreement and other foreign bank guarantees that are not a part of the Amended Credit Agreement at December 28, 2024 (in thousands):

Other commercial commitments:		
Standby letters of credit	$	672
Standby letters of credit (ancillary facility)		40,768
Foreign bank guarantees		11,057
Total other commercial commitments:	$	52,497

CRITICAL ACCOUNTING POLICIES

The Company follows certain significant accounting policies when preparing its consolidated financial statements. A complete summary of these policies is included in Note 1 of Notes to Consolidated Financial Statements included herein.

Certain of the policies require management to make significant and subjective estimates or assumptions regarding uncertainties, including the business and economic uncertainty resulting from the Russia-Ukraine war, the Israeli-Palestinian conflict and other Middle Eastern conflicts and the high interest rate and inflationary cost environment, and as a result, such estimates may deviate from actual results and significantly impact our financial results. In particular, management makes estimates regarding fair value of the Company's reporting units and future cash flows with respect to assessing potential impairment of both long-lived assets and goodwill and pension liabilities. Each of these estimates is discussed in greater detail in the following discussion.

Business Combinations

The Company accounts for its business combinations using the acquisition method of accounting when the activities acquired have been determined to be a business. The consideration transferred in a business combination is measured at fair value, which is determined as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred by the Company and any equity interests issued by the Company. The consideration transferred is allocated to the tangible and intangible assets acquired and liabilities assumed at their estimated fair value on the acquisition date. The excess of fair value is recorded as goodwill. The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of acquisition. Acquisition costs are expensed as incurred.

Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates. Depending on the acquisition size, the Company determines the fair values using the assistance of a valuation expert who assists the Company primarily using the cost, market and income approaches and using estimates of future revenue and cash flows, raw material and sales volumes, discount rates and the selection of comparable companies. The Company's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of the acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the Consolidated Statement of Operations.

Long-Lived Assets

The Company reviews the carrying value of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset, or related asset group, may not be recoverable from estimated future undiscounted cash flows. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset or asset group. In fiscal 2024, there were no events or changes in circumstances requiring an impairment. In fiscal 2023, the Company's management decided to close or transfer operations for three feed segment locations in the U.S. for optimization opportunities. As a result, the Company incurred asset impairment charges to its feed segment long-lived assets of approximately $2.9 million in fiscal 2023. In addition to charges incurred in fiscal 2022, the Company incurred additional asset impairment charges in fiscal 2023 related to the Peabody, Massachusetts, plant closure of approximately $1.8 million. In fiscal 2022, the Company's management reviewed our global network of collagen plants for optimization opportunities and decided to close our Peabody, Massachusetts, plant in 2023. As a result, the Company incurred long-lived asset impairment charges to its food segment long-lived assets of approximately $18.4 million in fiscal 2022. In addition, in the second quarter of fiscal 2022, the Company lost a large raw material customer at a plant location in Canada that resulted in a long-lived asset impairment charge in the feed segment of approximately $8.6 million.

Goodwill and Indefinite Lived Intangible Assets Valuation

Goodwill and indefinite-lived intangible assets are tested annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. When assessing the recoverability of goodwill and other indefinite lived intangible assets, the Company may first assess qualitative factors in determining whether it is more likely than not that the fair value of a reporting unit, including goodwill, or other indefinite lived intangible assets are less than its carrying amount. The qualitative evaluation is an assessment of multiple factors, including the current operating environment, financial performance and market considerations. The Company may elect to bypass this qualitative assessment for some or all of its reporting units or other indefinite lived intangible assets and perform a quantitative test, based on management's judgment. If the Company chooses to bypass the qualitative assessment, it performs the quantitative approach to impairment testing by comparing the fair value of the Company's reporting units to their respective carrying amounts and records an impairment charge for the amount by which the carrying amounts exceeds the fair value; however, the loss recognized if any will not exceed the total amount of goodwill allocated to that reporting unit.

In fiscal 2024, the Company performed a quantitative approach to valuing goodwill and indefinite-lived intangible assets at October 26, 2024 and as a result determined the fair values of the Company's reporting units containing goodwill and indefinite lived intangible assets exceeded the related carrying values. However, based on the Company's annual impairment testing at October 26, 2024, the fair value of two of the Company's six reporting units had a fair value that was not substantially in excess of their carrying values. The fair value of these reporting units was determined to be between 20% - 30% in excess of the carrying value with goodwill of approximately $1.3 billion as of December 28, 2024. The Company determined the fair value of reporting units with the assistance of a valuation expert who assisted the Company primarily using the Income Approach to determine the fair value of the Company's reporting units. Key assumptions that impacted the discounted cash flow model were raw material and sales volumes, gross margins, terminal growth rates and discount rates. It is possible, depending upon a number of factors that are not determinable at this time or within the control of the Company, that the fair value of these two reporting units could decrease in the future and result in an impairment to goodwill. The Company's management believes the biggest risk to these reporting units is decreasing finished product prices impacting gross margins and an economic slowdown that would impact raw material suppliers. In fiscal 2023, the Company performed a quantitative approach to valuing goodwill and indefinite-lived intangible assets at October 28, 2023 and as a result determined that fair values of the Company's reporting units containing goodwill exceeded the related carrying values. In fiscal 2022, the Company performed a qualitative impairment analysis for its annual goodwill and indefinite-lived intangible assets at October 29, 2022. Based on the Company's annual impairment testing at October 29, 2022, we concluded it is more likely than not that the fair values of the Company's reporting units containing goodwill exceeded the related carrying value. In fiscal 2022, the Company's management reviewed our global network of collagen plants for optimization opportunities and decided to close our Peabody, Massachusetts, plant in 2023. As a result of the restructuring, the Company incurred a goodwill impairment charge in the food segment of approximately $2.7 million. Goodwill was approximately $2.3 billion and $2.5 billion at December 28, 2024 and December 30, 2023, respectively.

Pension Liability

The Company has retirement and pension plans covering a substantial number of its domestic and foreign employees. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on plan assets, rate of increase in employee compensation levels, mortality rates and trends in health care costs. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of net periodic benefit cost recorded in future periods.

The discount rate applied to the Company's pension liability is the interest rate used to calculate the present value of the pension benefit obligation. The weighted average discount rate was 4.84% at December 28, 2024 and 4.62% at December 30, 2023, respectively. The projected net periodic benefit cost for fiscal year 2025 would increase by approximately $0.6 million if the discount rate was 0.5% lower at a weighted average of 4.34%. The projected net periodic benefit cost for fiscal year 2025 would decrease by approximately $0.7 million if the discount rate was 0.5% higher at a weighted average of 5.34%.

NEW ACCOUNTING PRONOUNCEMENTS

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures, which requires new disclosures providing further detail of a Company's income statement expense line items. This ASU is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosure, but does not expect this update to have a material impact on the Company's consolidated financial statements other than additional information that is provided in the footnote disclosure.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures, which expands the disclosures required in an entity's income tax rate reconciliation table and disclosure of income taxes paid both in U.S. and foreign jurisdictions. The amendments are effective for fiscal years beginning after December 15, 2024 and should be applied prospectively. Early adoption is permitted. The Company is currently evaluating this ASU, but does not expect this update to have a material impact on the Company's consolidated financial statements other than additional information that is provided in the footnote disclosure.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures. The amendment requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment's profit or loss and assets. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024 and should be applied retrospectively. Early adoption is permitted. The Company adopted this ASU in 2024 and the adoption did not have an impact on the Company's consolidated financial statements other than additional information that is provided in the footnote disclosure.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K includes "forward-looking" statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the statements. Statements that are not statements of historical facts are forward looking statements and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "estimate," "guidance," "outlook," "project," "planned," "contemplate," "potential," "possible," "proposed," "intend," "believe," "anticipate," "expect," "may," "will," "would," "should," "could," and similar expressions are intended to identify forward-looking statements. All statements other than statements of historical facts included in this report are forward looking statements, including, without limitation, the statements under the sections entitled "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Legal Proceedings" and located elsewhere herein regarding industry prospects, the Company's financial position and the Company's use of cash. Forward-looking statements are based on the Company's current expectations and assumptions regarding its business, the economy and other future conditions. The Company cautions readers that any such forward-looking statements it makes are not guarantees of future performance and that actual results may differ materially from anticipated results or expectations expressed in its forward-looking statements as a result of a variety of factors, including many that are beyond the Company's control.

In addition to those factors discussed under the heading "Risk Factors" in Item 1A of this report and elsewhere in this report, and in the Company's other public filings with the SEC, important factors that could cause actual results to differ materially from the Company's expectations include: existing and unknown future limitations on the ability of the Company's direct and indirect subsidiaries to make their cash flow available to the Company for payments on the Company's indebtedness or other purposes; reduced demands or prices for biofuels, biogases or renewable electricity; global demands for grain and oilseed commodities, which have exhibited volatility, and can impact the cost of feed for cattle, hogs and poultry, thus affecting available rendering feedstock and selling prices for the Company's products; reductions in raw material volumes available to the Company due to weak margins in the meat production industry as a result of higher feed costs, reduced consumer demand, reduced volume due to government regulations affecting animal production or other factors, reduced volume from food service establishments, or otherwise; reduced demand for animal feed; reduced finished product prices, including a decline in fat, used cooking oil, protein or collagen (including, without limitation, collagen peptides and gelatin) finished product prices; changes to government policies around the world relating to renewable fuels and GHG emissions that adversely affect prices, margins or markets (including for the DGD Joint Venture), including programs like renewable fuel standards, low carbon fuel standards ("LCFS"), renewable fuel mandates and tax credits for biofuels or loss or diminishment of tax credits due to failure to satisfy any eligibility requirements, including, without limitation, in relation to the blenders tax credit or CFPC; climate related adverse results, including with respect to the Company's climate goals, targets or commitments; possible product recall resulting from developments relating to the discovery of unauthorized adulterations to food or food additives or products which do not meet specifications, contract requirements or regulatory standards; the occurrence of 2009 H1N1 flu (initially known as Swine Flu), highly pathogenic strains of avian influenza (collectively known as Bird Flu), SARS, BSE, PED or other diseases associated with animal origin in the U.S. or elsewhere, such as the outbreak of ASF in China and elsewhere; the occurrence of pandemics, epidemics or disease outbreaks, such as the COVID-19 outbreak; unanticipated costs and/or reductions in raw material volumes related to the Company's compliance with the existing or unforeseen new U.S. or foreign (including, without limitation, China) regulations (including new or modified animal feed, Bird Flu, SARS, PED, BSE or ASF or similar or unanticipated regulations) affecting the industries in which the Company operates or its value added products; risks associated with the DGD Joint Venture, including possible unanticipated operating disruptions and a decline in margins on the products produced by the DGD Joint Venture; risks and uncertainties relating to international sales and operations, including imposition of tariffs, quotas, trade barriers and other trade protections by foreign countries; tax changes, such as global minimum tax measures, or issues related to administration, guidance and/or regulations associated with biofuel policies, including CFPC, and risks associated with the qualification and sale of such credits; difficulties or a significant disruption (including, without limitation, due to cyber-attack) in the Company's information systems, networks or the confidentiality, availability or integrity of our data or failure to implement new systems and software successfully; risks relating to possible third-party claims of intellectual property infringement; increased contributions to the Company's pension and benefit plans, including multiemployer and employer-sponsored defined benefit pension plans as required by legislation, regulation or other applicable U.S. or foreign law or resulting from a U.S. mass withdrawal event; bad debt write-offs; loss of or failure to obtain necessary permits and registrations; continued or escalated conflict in the Middle East, North Korea, Ukraine or elsewhere, including the Russia-Ukraine war and the Israeli-Palestinian conflict and other associated or emerging conflicts in the Middle East; uncertainty regarding the exit of the U.K. from the European Union; uncertainty regarding any administration changes in the U.S. or elsewhere around the world, including, without limitation, impacts to trade, tariffs and/or policies impacting the Company (such as biofuel policies and mandates); and/or unfavorable export or import markets. These factors, coupled with volatile prices for natural gas and diesel fuel, inflation rates, climate conditions, currency exchange fluctuations, general performance of the U.S. and global economies, disturbances in world financial, credit, commodities and stock markets, and any decline in consumer confidence and discretionary spending, including the inability of consumers and companies to obtain credit due to lack of liquidity in the financial markets, among others, could cause actual results to vary materially from the forward-looking statements included in this report or negatively impact the Company's results of operations. Among other things, future profitability may be affected by the Company's ability to grow its business, which faces competition from companies that may have substantially greater resources than the Company. The Company's announced share repurchase program may be suspended or discontinued at any time and purchases of shares under the program are subject to market conditions and other factors, which are likely to change from time to time. The Company cautions readers that all forward-looking statements speak only as of the date made, and the Company undertakes no obligation to update any forward looking statements, whether as a result of changes in circumstances, new events or otherwise.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks affecting the Company include exposures to changes in prices of the finished products the Company sells, interest rates on debt, availability of raw material supplies and the price of natural gas and diesel fuel used in the Company's plants. Raw materials available to the Company are impacted by seasonal factors, including holidays, when raw material volume declines; warm weather, which can adversely affect the quality of raw material processed and finished products produced; and cold weather, which can impact the collection of raw material. Most of the Company's finished products are commodities that are generally sold at prices prevailing at the time of sale. Additionally, with acquisition of foreign entities we are exposed to foreign currency exchange risks, imposition of currency controls and the possibility of currency devaluation.

The Company makes limited use of derivative instruments to manage cash flow risks related to interest rates, natural gas usage, diesel fuel usage, inventory, forecasted sales and foreign currency exchange rates. The Company does not use derivative instruments for trading purposes. Interest rate swaps are entered into with the intent of managing overall borrowing costs by reducing the potential impact of increases in interest rates on floating-rate long-term debt. Heating oil swaps and options are entered into with the intent of managing the overall cost of diesel fuel usage by reducing the potential impact of seasonal weather demands on diesel fuel that increases diesel fuel prices. Soybean meal forward contracts and options are entered into with the intent of managing the impact of changing prices for poultry meal sales. Corn options and future contracts are entered into with the intent of managing U.S. forecasted sales of BBP by reducing the impact of changing prices. Foreign currency forward contracts and options are entered into to mitigate the foreign exchange rate risk for transactions designated in a currency other than the local functional currency. The Company intends to take physical delivery of the commodities under certain of the Company's natural gas and diesel fuel instruments and accordingly, these contracts are not subject to the requirements of fair value accounting because they qualify as normal purchases as defined in FASB authoritative guidance.

At December 28, 2024, the Company had foreign currency options and forward contracts, interest rate swaps and corn options and forward contracts outstanding that qualified and were designated for hedge accounting as well as corn options and forward contracts and foreign currency forward contracts that did not qualify and were not designated for hedge accounting.

In fiscal 2023, the Company entered into interest rate swaps that are designated as cash flow hedges. The notional amount of these swaps totaled $900.0 million. Under the contracts, the Company is obligated to pay a weighted average rate of 4.007% while receiving the 1-month SOFR rate. Under the terms of the interest rate swaps, the Company hedged a portion of its variable rate debt into the first quarter of 2026. At December 28, 2024, the aggregate fair value of these interest rate swaps was approximately $4.2 million. These amounts are included in other current assets, other assets, accrued expenses and noncurrent liabilities on the balance sheet, with an offset recorded in accumulated other comprehensive loss.

In fiscal 2023, the Company also entered into cross currency swaps that are designated as cash flow hedges. The notional amount of these swaps was €519.2 million. Under the contracts, the Company is obligated to pay a 4.6% euro denominated fixed rate while receiving a weighted average U.S. dollar fixed rate of 5.799%. Under the terms of the cross currency swaps, the Company hedged its intercompany notes receivable into the first quarter of 2025. Accordingly, changes in the fair value of the cash flow hedge are initially recorded as gains and/or losses as a component of accumulated other comprehensive loss. We immediately reclassify from accumulated other comprehensive loss to earnings an amount to offset the remeasurement recognized in earnings associated with the respective intercompany loan. Additionally, we reclassify amounts from accumulated other comprehensive loss associated with the interest rate differential between the U.S. dollar and euro to interest expense. At December 28, 2024, the aggregate fair value of these cross currency swaps was approximately $22.2 million. These amounts are included in other current assets on the balance sheet, with an offset recorded in accumulated other comprehensive loss.

In fiscal 2024, fiscal 2023 and fiscal 2022, the Company entered into foreign exchange option and forward contracts that are considered cash flow hedges. Under the terms of the foreign exchange contracts, the Company hedged a portion of its forecasted sales in currencies other than the functional currency through the fourth quarter of fiscal 2026. At December 28, 2024, the aggregate fair value of these foreign exchange contracts was approximately $32.6 million. These amounts are included in other assets, accrued expenses and noncurrent liabilities on the balance sheet, with an offset recorded in accumulated other comprehensive loss.

In fiscal 2024 and fiscal 2022, the Company entered into corn option and forward contracts that are considered cash flow hedges. Under the terms of the corn option and forward contracts the Company hedged a portion of its forecasted sales of BBP into the second quarter of fiscal 2025. At December 28, 2024, the aggregate fair value of the corn contracts was $0.1 million. These amounts are included in other current assets and accrued expenses on the balance sheet, with an offset recorded in accumulated other comprehensive loss.

In fiscal 2023 and fiscal 2022, the Company entered into soybean meal forward contracts to hedge a portion of its forecasted poultry meal sales. At December 28, 2024, there are no outstanding soybean meal forward contracts designated as cash flow hedges.

At December 28, 2024, the Company had the following outstanding forward contracts that were entered into to hedge the future payments of intercompany notes, and foreign currency transactions in currencies other than the functional currency and forecasted transactions in currencies other than the functional currency (in thousands):

| Functional Currency | | Contract Currency | | Range of | U.S. |
Type	Amount	Type	Amount	Hedge rates	Equivalent
Brazilian real	515,922	Euro	80,054	5.66 - 7.12	$ 83,233
Brazilian real	2,864,438	U.S. dollar	506,181	5.09 - 7.29	506,181
Euro	37,123	U.S. dollar	39,104	1.04 - 1.09	39,104
Euro	87,275	Polish zloty	373,446	4.26 - 4.30	90,958
Euro	10,875	Japanese yen	1,753,983	159.72 - 163.31	11,334
Euro	25,413	Chinese renminbi	195,569	7.60 - 7.79	26,485
Euro	18,141	Australian dollar	29,770	1.64 - 1.67	18,906
Euro	4,075	British pound	3,384	0.82 - 0.83	4,247
Polish zloty	47,915	Euro	11,211	4.27 - 4.28	11,682
Polish zloty	469	U.S. dollar	116	4.06	116
British pound	346	Euro	416	0.83	433
British pound	247	U.S. dollar	312	1.26	312
Japanese yen	23,557	U.S. dollar	154	152.97	154
U.S. dollar	71	Japanese yen	10,807	153.29	71
U.S. dollar	562,340	Euro	519,182	1.08	562,340
Australian dollar	478	U.S. dollar	305	0.64	305
					$ 1,355,861

The above foreign currency contracts had an aggregate fair value of approximately $14.3 million and are included in other current assets, accrued expenses and noncurrent liabilities at December 28, 2024.

The Company had corn option and forward contracts that are marked to market with the changes in the fair value recorded to earnings because they did not qualify for hedge accounting at December 28, 2024. These contracts have an aggregate fair value of approximately $1.0 million and are included in other current assets and accrued expenses at December 28, 2024.

At December 28, 2024, the Company had forward purchase agreements in place for purchases of approximately $128.7 million of natural gas and diesel fuel and approximately $29.2 million of other commitments during the next three years. As of December 28, 2024, the Company had forward purchase agreements in place for purchases of approximately $141.8 million of finished and raw material products during the next five years.

Interest Rate Sensitivity

At December 28, 2024, the Company's fixed rate debt obligations consist of the 6% Notes, the 5.25% Notes, the 3.625% Notes and other immaterial debt that accrue interest at an annual weighted average fixed rate of approximately 5.39%. As of December 28, 2024, the Company has long-term debt of approximately $1.9 billion that is subject to variable interest rates under the Company's Senior Secured Credit Facilities. Of this variable rate debt, $900.0 million has been fixed through the first quarter of fiscal 2026 at a weighted average rate of 4.007% as a result of our entry into interest swap transactions. This leaves approximately $956.1 million over the next year that will be subject to changing interest rates and the Company estimates that a 1% increase in interest rates will increase the Company's annual interest expense by approximately $9.6 million.

Foreign Exchange

The Company has significant international operations and is subject to certain opportunities and risks, including currency fluctuations. As a result, the Company is affected by changes in foreign currency exchange rates, particularly with respect to the euro, Brazilian real, Canadian dollar, Australian dollar, Chinese renminbi, Polish zloty, British pound and Japanese yen.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Darling Ingredients Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Darling Ingredients Inc. and subsidiaries (the Company) as of December 28, 2024 and December 30, 2023, the related consolidated statements of operations, comprehensive income/(loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 28, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 28, 2024 and December 30, 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 28, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 28, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sufficiency of audit evidence over net sales

As discussed in Note 22 to the consolidated financial statements, total net sales were $5.7 billion for the year-ended December 28, 2024.

We identified the evaluation of the sufficiency of audit evidence over net sales as a critical audit matter. The Company's business operations are conducted through a global network of over 260 locations across five continents. Net sales are recognized primarily from the sale of tangible products at these Company locations around the world. Evaluating the sufficiency of audit evidence obtained required especially subjective auditor judgment because of the geographical dispersion of the Company's net sales generating activities. This included determining the Company locations at which procedures were performed and the supervision and review of procedures performed at those locations.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over net sales, including the determination of the Company locations at which those procedures were to be performed. At each Company location where procedures were performed, we:

- evaluated the design and tested the operating effectiveness of certain internal controls over the Company's net sales processes, including the Company's controls over the accurate recording of amounts

- assessed the recorded net sales for certain locations by selecting a sample of transactions and comparing the amounts recognized to underlying documentation, including contracts with customers and shipping documentation

- assessed the recorded net sales for certain locations by performing a software-assisted data analysis to test relationships among certain revenue transactions.

We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.

Assessment of the carrying value of goodwill

As discussed in Notes 1 and 7 to the consolidated financial statements, the goodwill balance as of December 28, 2024 was $2.3 billion. The Company performs goodwill testing annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. In 2024, the Company performed a quantitative assessment to compare the fair value of the Company's reporting units to their respective carrying amounts. The Company estimates the fair value of the reporting units primarily using an income approach and, if the carrying amount exceeds the estimated fair value, an impairment charge is recorded. Based on the Company's annual impairment testing, the fair value of two of the Company's six reporting units was not substantially in excess of their carrying values.

We identified the assessment of the carrying value of goodwill for these reporting units as a critical audit matter. Evaluating the estimated fair values of these reporting units involved a high degree of subjective auditor judgment. Specifically, the raw material volume and gross margin assumptions to determine the fair value of these reporting units were challenging to audit as minor changes to those assumptions could have a significant effect on the assessment of the carrying value of goodwill. Additionally, the audit effort associated with the evaluation of these assumptions required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. For these reporting units, we:

- evaluated the design and tested the operating effectiveness of certain internal controls over the Company's goodwill impairment assessment process, including controls related to the raw material volume and gross margin assumptions

- evaluated the raw material volume and gross margin assumptions by comparing them to historical raw material volumes and gross margins, respectively

- obtained external commodity pricing market data and budgets approved by the Board of Directors and compared them to the inputs used in the Company's development of gross margins

- compared the Company's historical raw material volume and gross margin forecasts to actual results for these reporting units to assess the Company's ability to accurately forecast.

We also involved valuation professionals with specialized skills and knowledge, who assisted in performing sensitivity analyses over the raw material volume and gross margin assumptions to assess their impact on the Company's determination that the fair value of the reporting units exceeded its respective carrying value.

/s/ KPMG LLP

We have served as the Company's auditor since 1989.

Dallas, Texas
February 25, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Darling Ingredients Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Darling Ingredients Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 28, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 28, 2024 and December 30, 2023, the related consolidated statements of operations, comprehensive income/(loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 28, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 25, 2025 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Miropasz during 2024, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 28, 2024, Miropasz's internal control over financial reporting associated with total assets of $140.3 million and net sales of $88.1 million included in the consolidated financial statements of the Company as of and for the year ended December 28, 2024. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Miropasz.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 10-K. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Dallas, Texas
February 25, 2025

DARLING INGREDIENTS INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 28, 2024 and December 30, 2023
(in thousands, except share and per share data)

	December 28, 2024	December 30, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 75,973	$ 126,502
Restricted cash	37,579	292
Accounts receivable, less allowance for credit losses of $16,166 at December 28, 2024 and $15,208 at December 30, 2023	581,108	626,008
Accounts receivable due from related party - Diamond Green Diesel	9,476	172,283
Inventories	576,837	758,739
Prepaid expenses	81,286	105,657
Income taxes refundable	35,063	23,599
Other current assets	42,114	42,586
Total current assets	1,439,436	1,855,666
Property, plant and equipment, net	2,713,669	2,935,185
Intangible assets, net	898,412	1,075,892
Goodwill	2,322,593	2,484,502
Investment in unconsolidated subsidiaries	2,263,709	2,251,629
Operating lease right-of-use assets	210,692	205,539
Other assets	199,594	234,960
Deferred income taxes	22,368	17,711
	$ 10,070,473	$ 11,061,084
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 133,020	$ 60,703
Accounts payable, principally trade	348,705	425,588
Income taxes payable	9,723	15,522
Current operating lease liabilities	62,761	55,325
Accrued expenses	489,295	440,999
Total current liabilities	1,043,504	998,137
Long-term debt, net of current portion	3,908,978	4,366,370
Long-term operating lease liabilities	152,327	154,903
Other noncurrent liabilities	208,350	349,809
Deferred income taxes	293,022	498,174
Total liabilities	5,606,181	6,367,393
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.01 par value; 250,000,000 shares authorized, 174,965,834 and 174,427,981 shares issued at December 28, 2024 and December 30, 2023, respectively	1,750	1,744
Additional paid-in capital	1,720,877	1,697,787
Treasury stock, at cost; 16,068,364 and 14,894,192 shares at December 28, 2024 and December 30, 2023, respectively	(672,710)	(629,008)
Accumulated other comprehensive loss	(684,241)	(198,346)
Retained earnings	4,012,134	3,733,254
Total Darling's stockholders' equity	4,377,810	4,605,431
Noncontrolling interests	86,482	88,260
Total stockholders' equity	4,464,292	4,693,691
	$ 10,070,473	$ 11,061,084

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations
Three years ended December 28, 2024
(in thousands, except per share data)

	December 28, 2024	December 30, 2023	December 31, 2022
Net sales to third parties	$ 4,746,292	$ 5,460,259	$ 5,390,707
Net sales to related party - Diamond Green Diesel	968,883	1,327,821	1,141,497
Total net sales	5,715,175	6,788,080	6,532,204
Costs and expenses:			
Cost of sales and operating expense (excludes depreciation and amortization, shown separately below)	4,437,337	5,143,060	5,002,609
Gain on sale of assets	(4,157)	(7,421)	(4,494)
Selling, general and administrative expenses	492,105	542,534	436,608
Restructuring and asset impairment charges	5,794	18,553	29,666
Depreciation and amortization	503,825	502,015	394,721
Acquisition and integration costs	7,842	13,884	16,372
Change in fair value of contingent consideration	(46,706)	(7,891)	—
Total costs and expenses	5,396,040	6,204,734	5,875,482
Equity in net income of Diamond Green Diesel	149,082	366,380	372,346
Operating income	468,217	949,726	1,029,068
Other expense:			
Interest expense	(253,858)	(259,223)	(125,566)
Foreign currency gain/(loss)	(1,154)	8,133	(11,277)
Other income/(expense), net	22,309	16,310	(3,609)
Total other expense	(232,703)	(234,780)	(140,452)
Equity in net income of other unconsolidated subsidiaries	11,994	5,011	5,102
Income before income taxes	247,508	719,957	893,718
Income tax expense/(benefit)	(38,337)	59,568	146,626
Net income	285,845	660,389	747,092
Net income attributable to noncontrolling interests	(6,965)	(12,663)	(9,402)
Net income attributable to Darling	$ 278,880	$ 647,726	$ 737,690
Net income per share:			
Basic	$ 1.75	$ 4.05	$ 4.58
Diluted	$ 1.73	$ 3.99	$ 4.49

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
Three years ended December 28, 2024
(in thousands)

	December 28, 2024	December 30, 2023	December 31, 2022
Net income	$ 285,845	$ 660,389	$ 747,092
Other comprehensive income/(loss), net of tax:			
Foreign currency translation	(415,142)	139,651	(87,856)
Pension adjustments	2,809	2,284	8,966
Commodity derivative adjustments	(33,102)	33,813	1,428
Foreign exchange derivative adjustments	(39,746)	3,732	12,204
Interest rate swap derivative adjustments	1,293	3,009	—
Total other comprehensive income/(loss), net of tax	(483,888)	182,489	(65,258)
Total comprehensive income/(loss)	(198,043)	842,878	681,834
Comprehensive income attributable to noncontrolling interests	8,972	9,624	6,328
Comprehensive income/(loss) attributable to Darling	$ (207,015)	$ 833,254	$ 675,506

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Three years ended December 28, 2024
(in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Retained Earnings	Stockholders' equity attributable to Darling	Non-controlling Interests	Total Stockholders' Equity
	Number of Outstanding Shares	$0.01 par Value							
Balances at January 1, 2022	160,792,004	$ 1,717	$ 1,627,816	$(374,721)	$ (321,690)	$2,347,838	$ 3,280,960	$ 66,825	$ 3,347,785
Net income	—	—	—	—	—	737,690	737,690	9,402	747,092
Acquisition of noncontrolling interests	—	—	—	—	—	—	—	18,058	18,058
Distribution of noncontrolling interest earnings	—	—	—	—	—	—	—	(3,744)	(3,744)
Pension adjustments, net of tax	—	—	—	—	8,966	—	8,966	—	8,966
Commodity derivative adjustments, net of tax	—	—	—	—	1,428	—	1,428	—	1,428
Foreign exchange derivative adjustments, net of tax	—	—	—	—	12,204	—	12,204	—	12,204
Foreign currency translation adjustments	—	—	—	—	(84,782)	—	(84,782)	(3,074)	(87,856)
Issuance of non-vested stock	8,000	—	155	—	—	—	155	—	155
Stock-based compensation	—	—	24,850	—	—	—	24,850	—	24,850
Treasury stock	(2,680,904)	—	—	(179,730)	—	—	(179,730)	—	(179,730)
Issuance of common stock	1,850,496	19	7,263	—	—	—	7,282	—	7,282
Balances at December 31, 2022	159,969,596	$ 1,736	$ 1,660,084	$(554,451)	$ (383,874)	$3,085,528	$ 3,809,023	$ 87,467	$ 3,896,490
Net income	—	—	—	—	—	647,726	647,726	12,663	660,389
Distribution of noncontrolling interest earnings	—	—	—	—	—	—	—	(9,036)	(9,036)
Additions to noncontrolling interests	—	—	—	—	—	—	—	205	205
Pension adjustments, net of tax	—	—	—	—	2,284	—	2,284	—	2,284
Commodity derivative adjustments, net of tax	—	—	—	—	33,813	—	33,813	—	33,813
Interest rate swap adjustments, net of tax	—	—	—	—	3,009	—	3,009	—	3,009
Foreign exchange derivative adjustments, net of tax	—	—	—	—	3,732	—	3,732	—	3,732
Foreign currency translation adjustments	—	—	—	—	142,690	—	142,690	(3,039)	139,651
Issuance of non-vested stock	—	—	186	—	—	—	186	—	186
Stock-based compensation	—	—	32,970	—	—	—	32,970	—	32,970
Treasury stock	(1,270,689)	—	—	(74,557)	—	—	(74,557)	—	(74,557)
Issuance of common stock	834,882	8	4,547	—	—	—	4,555	—	4,555
Balances at December 30, 2023	159,533,789	$ 1,744	$ 1,697,787	$(629,008)	$ (198,346)	$3,733,254	$ 4,605,431	$ 88,260	$ 4,693,691
Net income	—	—	—	—	—	278,880	278,880	6,965	285,845
Distribution of noncontrolling interest earnings	—	—	—	—	—	—	—	(10,750)	(10,750)
Pension adjustments, net of tax	—	—	—	—	2,809	—	2,809	—	2,809
Commodity derivative adjustments, net of tax	—	—	—	—	(33,102)	—	(33,102)	—	(33,102)
Interest rate swap adjustments, net of tax	—	—	—	—	1,293	—	1,293	—	1,293
Foreign exchange derivative adjustments, net of tax	—	—	—	—	(39,746)	—	(39,746)	—	(39,746)
Foreign currency translation adjustments	—	—	—	—	(417,149)	—	(417,149)	2,007	(415,142)
Issuance of non-vested stock	—	—	185	—	—	—	185	—	185
Stock-based compensation	—	—	20,733	—	—	—	20,733	—	20,733
Treasury stock	(1,174,172)	—	—	(43,702)	—	—	(43,702)	—	(43,702)
Issuance of common stock	537,853	6	2,172	—	—	—	2,178	—	2,178
Balances at December 28, 2024	158,897,470	$ 1,750	$ 1,720,877	$(672,710)	$ (684,241)	$4,012,134	$ 4,377,810	$ 86,482	$ 4,464,292

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Three years ended December 28, 2024
(in thousands)

	December 28, 2024	December 30, 2023	December 31, 2022
Cash flows from operating activities:			
Net income	$ 285,845	$ 660,389	$ 747,092
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	503,825	502,015	394,721
Deferred income taxes	(186,390)	(22,241)	46,734
Gain on sale of assets	(4,157)	(7,421)	(4,494)
Asset impairment	—	4,734	29,666
Change in fair value of contingent consideration	(46,706)	(7,891)	—
Gain on insurance proceeds from insurance settlement	(19,021)	(14,014)	—
Increase/(Decrease) in long-term pension liability	200	(1,040)	(7,037)
Stock-based compensation expense	20,918	33,156	25,005
Write-off deferred loan costs	—	653	—
Deferred loan cost amortization	5,620	6,216	4,984
Equity in net income of Diamond Green Diesel and other unconsolidated subsidiaries	(161,076)	(371,391)	(377,448)
Distributions of earnings from Diamond Green Diesel and other unconsolidated subsidiaries	184,915	168,277	95,546
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable	179,835	(10,832)	(56,543)
Income taxes refundable/payable	(17,340)	(39,933)	(3,495)
Inventories and prepaid expenses	163,783	49,582	(130,170)
Accounts payable and accrued expenses	(17,881)	(82,939)	65,936
Other	(53,081)	31,943	(16,758)
Net cash provided by operating activities	839,289	899,263	813,739
Cash flows from investing activities:			
Capital expenditures	(332,465)	(555,480)	(391,309)
Acquisitions, net of cash acquired	(116,712)	(1,093,183)	(1,772,437)
Investment in Diamond Green Diesel	(90,000)	(75,000)	(264,750)
Investment in other unconsolidated subsidiaries	(27)	(27)	—
Loan to Diamond Green Diesel	(100,000)	—	(50,000)
Loan repayment from Diamond Green Diesel	100,000	25,000	50,000
Gross proceeds from sale of property, plant and equipment and other assets	21,301	10,748	13,442
Proceeds from insurance settlement	19,021	14,014	—
Payments related to routes and other intangibles	(16)	(1,524)	(1,492)
Net cash used in investing activities	(498,898)	(1,675,452)	(2,416,546)
Cash flows from financing activities:			
Proceeds from long-term debt	5,929	817,101	1,934,885
Payments on long-term debt	(52,238)	(319,367)	(63,078)
Borrowings from revolving credit facility	1,437,501	2,666,360	1,873,795
Payments on revolving credit facility	(1,779,455)	(2,194,902)	(1,897,280)
Net cash overdraft financing	41,454	(9,780)	24,069
Acquisition hold-back payments	(157)	(3,793)	—
Deferred loan costs	—	(9)	(16,780)
Issuance of common stock	447	—	—
Repurchase of common stock	(34,272)	(52,941)	(125,531)
Minimum withholding taxes paid on stock awards	(7,987)	(17,296)	(46,944)
Distributions to noncontrolling interests	(10,785)	(9,081)	(4,532)
Net cash provided/(used) in financing activities	(399,563)	876,292	1,678,604
Effect of exchange rate changes on cash flows	12,029	14,179	5,299
Net increase/(decrease) in cash, cash equivalents and restricted cash	(47,143)	114,282	81,096
Cash, cash equivalents and restricted cash at beginning of year	264,450	150,168	69,072
Cash, cash equivalents and restricted cash at end of year	$ 217,307	$ 264,450	$ 150,168

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1. GENERAL

(a) NATURE OF OPERATIONS

Darling Ingredients Inc., a Delaware corporation (“Darling”, and together with its subsidiaries, the “Company” or “we”, “us” or “our”), is a global developer and producer of sustainable natural ingredients from edible and inedible bio-nutrients, creating a wide range of ingredients and customized specialty solutions for customers in the pharmaceutical, food, pet food, feed, industrial, fuel, bioenergy and fertilizer industries. The Company’s business operations are conducted through a global network of over 260 locations across five continents within three business segments, Feed Ingredients, Food Ingredients and Fuel Ingredients. Comparative segment revenues and related financial information are presented in Note 21 to the consolidated financial statements.

(b) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Basis of Presentation

The consolidated financial statements include the accounts of Darling and its consolidated subsidiaries. Noncontrolling interests represent the outstanding ownership interest in the Company’s consolidated subsidiaries that are not owned by the Company. In the accompanying Consolidated Statements of Operations, the noncontrolling interest in net income of the consolidated subsidiaries is shown as an allocation of the Company’s net income and is presented separately as “Net income attributable to noncontrolling interests”. In the Company’s Consolidated Balance Sheets, noncontrolling interests represents the ownership interests in the Company consolidated subsidiaries' net assets held by parties other than the Company. These ownership interests are presented separately as “Noncontrolling interests” within “Stockholders’ Equity.” All intercompany balances and transactions have been eliminated in consolidation.

(2) Business Combinations

The Company accounts for its business combinations using the acquisition method of accounting when the activities acquired have been determined to be a business. The consideration transferred in a business combination is measured at fair value, which is determined as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred by the Company and any equity interests issued by the Company. The consideration transferred is allocated to the tangible and intangible assets acquired and liabilities assumed at their estimated fair value on the acquisition date. The excess of fair value is recorded as goodwill. The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of acquisition. Acquisition costs are expensed as incurred.

Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates. Depending on the acquisition size, the Company determines the fair values using the assistance of a valuation expert who assists the Company primarily using the cost, market and income approaches and using estimates of future revenue and cash flows, raw material and sales volumes, discount rates and the selection of comparable companies. The Company’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of the acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the Consolidated Statement of Operations.

(3) Fiscal Year

The Company has a 52/53 week fiscal year ending on the Saturday nearest December 31. Fiscal years for the consolidated financial statements included herein are for the 52 weeks ended December 28, 2024, the 52 weeks ended December 30, 2023, and the 52 weeks ended December 31, 2022.

(4)   Cash and Cash Equivalents

The Company considers all short-term highly liquid instruments, with an original maturity of three months or less, to be cash equivalents. Cash balances are recorded net of book overdrafts when a bank right-of-offset exists. All other book overdrafts are recorded in accounts payable and the change in the related balance is reflected in operating activities on the Consolidated Statements of Cash Flows. In addition, the Company has bank overdrafts, which are considered a form of short-term financing with changes in the related balance reflected in financing activities in the Consolidated Statements of Cash Flows. Restricted cash shown on the Consolidated Balance Sheet as of December 28, 2024, primarily represents the current portion of acquisition consideration hold-back amounts that are part of the purchase price set aside in escrow in the Company's name for possible indemnification claims by the Company, which amounts will be paid to the sellers in the future if no claims arise. Restricted cash as of December 30, 2023, primarily represented amounts set aside as collateral for foreign construction projects and U.S. environmental claims and were insignificant to the Company. Restricted cash included in other assets as of December 28, 2024 and December 30, 2023, primarily represents the long-term acquisition consideration hold-back amounts that are part of the purchase price set aside in escrow in the Company's name for possible indemnification claims by the Company, which amounts will be paid to the sellers in the future if no claims arise. A reconciliation of cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of same such amounts shown in the Consolidated Statements of Cash flows is as follows (in thousands):

	December 28, 2024	December 30, 2023
Cash and cash equivalents	$ 75,973	$ 126,502
Restricted cash	37,579	292
Restricted cash included in other long-term assets	103,755	137,656
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$ 217,307	$ 264,450

(5)   Accounts Receivable and Allowance for Credit Losses

The Company maintains allowances for credit losses for estimated losses resulting from customers' non-payment of trade accounts receivable owed to the Company. These trade receivables arise in the ordinary course of business from sales of raw material, finished product or services to the Company's customers. The estimate of allowance for doubtful accounts is based upon the Company's bad debt experience adjusted for differences in asset-specific risk characteristic, current economic conditions and forecast of future economic conditions. If the financial condition of the Company's customers deteriorates, resulting in the customers' inability to pay the Company's receivables as they come due, additional allowances for credit losses may be required.

The Company has entered into agreements with third-party banks to factor certain of the Company's trade receivables in order to enhance working capital by turning trade receivables into cash faster. Under these agreements, the Company will sell certain selected customers trade receivables to the third-party banks without recourse for cash less a nominal fee. For the years ended December 28, 2024, December 30, 2023 and December 31, 2022, the Company sold approximately $560.5 million, $532.6 million and $582.0 million, respectively of its trade receivables and incurred approximately $8.1 million, $7.5 million and $4.0 million in fees, respectively.

(6)   Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is primarily determined using the first-in, first-out (FIFO) method for the Feed Ingredients and Fuel Ingredients segments. In the Food Ingredients segment cost is primarily determined based on the weighted average cost.

(7)   Long Lived Assets

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is computed by the straight-line method over the estimated useful lives of assets: 1) Buildings and improvements, 15 to 30 years; 2) Machinery and equipment, 3 to 10 years; 3) Vehicles, 3 to 8 years; and 4) Aircraft, 7 to 10 years.

Maintenance and repairs are charged to expense as incurred, and expenditures for major renewals and improvements are capitalized.

Intangible Assets

Intangible assets with indefinite lives, and therefore, not subject to amortization, consist of trade names acquired in the acquisition of Griffin Industries Inc. on December 17, 2010 (which was subsequently converted to a limited liability company) and its subsidiaries ("Griffin") and trade names acquired in the acquisition of its Darling Ingredients International business on January 7, 2014. Intangible assets subject to amortization consist of: 1) collection routes which are made up of groups of suppliers of raw materials in similar geographic areas from which the Company derives collection fees and a dependable source of raw materials for processing into finished products; 2) customer relationships representing groups of collagen finished product customers in our food segment; 3) permits that represent licensing of operating plants that have been acquired, giving those plants the ability to operate; 4) non-compete agreements that represent contractual arrangements with former competitors whose businesses were acquired; 5) trade names; and 6) royalty, product development, consulting, land use rights and leasehold agreements. Amortization expense is calculated using the straight-line method over the estimated useful lives of the assets ranging from: 5 to 21 years for collection routes; 10 to 20 years for customer relationships; 10 to 20 years for permits; 3 to 7 years for non-compete agreements; and 4 to 15 years for trade names. Royalties, product development, patents, consulting, land use rights and leasehold agreements are generally amortized over the term of the agreement.

(8)   Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

The Company reviews the carrying value of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset, or related asset group, may not be recoverable from estimated future undiscounted cash flows. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of the asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized by the amount for which the carrying amount of the asset exceeds the fair value of the asset. In fiscal 2023, the Company recorded asset impairment charges related to the feed segment and food segment long-lived assets of approximately $2.9 million and $1.8 million, respectively. In fiscal 2022, the Company recorded asset impairment charges related to its food segment long-lived assets of approximately $18.4 million and feed segment long-lived assets of approximately $8.6 million. See Note 18 to the consolidated financial statements.

(9)   Goodwill and Indefinite Lived Intangible Assets

Goodwill and indefinite lived intangible assets are tested annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. When assessing the recoverability of goodwill and other indefinite lived intangible assets, the Company may first assess qualitative factors in determining whether it is more likely than not that the fair value of a reporting unit, including goodwill, or other indefinite lived intangible assets are less than its carrying amount. The qualitative evaluation is an assessment of multiple factors, including the current operating environment, financial performance and market considerations. The Company may elect to bypass this qualitative assessment for some or all of its reporting units or other indefinite lived intangible assets and perform a quantitative test, based on management's judgment. If the Company chooses to bypass the qualitative assessment, it performs the quantitative approach to impairment testing by comparing the fair value of the Company's reporting units to their respective carrying amounts and records an impairment charge for the amount by which the carrying amounts exceeds the fair value; however, the loss recognized, if any, will not exceed the total amount of goodwill allocated to that reporting unit. In fiscal 2024 and 2023, the Company performed a quantitative approach to valuing goodwill and indefinite-lived intangible assets at October 26, 2024 and October 28, 2023, respectively. Based on the Company's annual impairment testing, we concluded the fair values of the Company's reporting units containing goodwill and indefinite lived intangible assets exceeded the related carrying values. In fiscal 2022, the Company performed a qualitative impairment analysis for its annual goodwill and indefinite-lived intangible assets at October 29, 2022. Based on the Company's annual impairment testing at October 29, 2022, we concluded it is more likely than not that the fair values of the Company's reporting units containing goodwill and indefinite lived intangible assets exceeded the related carrying value. However, in December 2022, the Company's management reviewed our global network of collagen plants for optimization opportunities and decided to close our Peabody, Massachusetts, plant in 2023. As a result of the restructuring, the Company incurred goodwill impairment charges in fiscal 2022. Goodwill was approximately $2.3 billion and $2.5 billion at December 28, 2024 and December 30, 2023, respectively. See Note 7 for further information on the Company's goodwill.

(10) Leases

The Company accounts for leases in accordance with Accounting Standard Codification ("ASC") Topic 842, Leases. The Company determines if an arrangement is a lease at inception for which the Company recognizes the right-of-use ("ROU") asset and a lease liability at the lease commencement date. For operating leases, the lease liability is initially measured at the present value of the unpaid lease payments at the lease commencement date. The lease liability is subsequently measured at amortized cost using the effective interest method. In determining the lease liability, the Company applies a discount rate to the minimum lease payments within each lease. ASC 842 requires the Company to use the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. To estimate the Company's incremental borrowing rate over various terms, a comparable market yield curve consistent with the Company's credit quality is determined. The lease term for all of the Company's leases include the non-cancellable period of the lease plus any additional periods covered by either a Company option to extend the lease that the Company is reasonably certain to exercise or when a triggering event occurs. The Company has elected to not recognize a ROU asset and lease liability with an initial term of 12 months or less at lease commencement. Operating leases are included on the Company's balance sheet as a ROU asset, current operating lease liabilities and long-term operating lease liabilities. For finance leases, the lease liability is initially measured in the same manner and date as for the operating leases, and is subsequently measured at amortized cost using the effective interest method. Finance leases are included in property, plant and equipment, current portion of long-term debt and long-term debt, net of current portion, but are not significant to the Company.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any direct costs incurred less any lease incentives received. For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of the lease incentives received. Some leases contain rent escalation clauses (including index-based escalations), initially measured using the index at the lease commencement date. The Company recognizes minimum rental expense on a straight-line basis based on the fixed components of the lease arrangement.

The Company uses the long-lived assets impairment guidance in ASC subtopic 360-10, Property, Plant and Equipment - Overall, to determine whether the ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

The Company monitors for events or changes in circumstances that require a reassessment of one of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset unless doing so would reduce the carrying amount of the ROU asset to an amount less than zero. In that case, the amount of the adjustment that would result in a negative ROU asset balance is recorded in the Consolidated Statement of Operations.

(11) Environmental Expenditures

Environmental expenditures incurred to mitigate or prevent environmental impacts that have yet to occur and that otherwise may result from future operations are capitalized. Expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenues are expensed or charged against established environmental reserves. Reserves are established when environmental impacts have been identified which are probable to require mitigation and/or remediation and the costs are reasonably estimable.

(12) Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company periodically assesses whether it is more likely than not that it will generate sufficient taxable income to realize its deferred income tax assets. In making this determination, the Company considers all available positive and negative evidence and makes certain assumptions. The Company considers, among other things, its deferred tax liabilities, the overall business environment, its historical earnings and losses, current industry trends and its outlook for taxable income in future years.

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authority. Adjustments are made to the reserves for uncertain tax positions when facts and circumstances change or additional information is available. Judgment is required to assess the impact of ongoing audits conducted by tax authorities in determining the Company's consolidated income tax provision. The Company recognizes accrued interest and penalties on tax related matters as a component of income tax expense.

(13) Earnings per Share

Basic income per common share is computed by dividing net income attributable to Darling by the weighted average number of common shares including non-vested and restricted shares with participation rights outstanding during the period. Diluted income per common share is computed by dividing net income attributable to Darling by the weighted average number of common shares outstanding during the period increased by dilutive common equivalent shares determined using the treasury stock method.

| | Net Income per Common Share (in thousands, except per share data) | | | | | | | | |
| | December 28, 2024 | | | December 30, 2023 | | | December 31, 2022 | | |
	Income	Shares	Per-Share	Income	Shares	Per-Share	Income	Shares	Per-Share
Basic:									
Net income attributable to Darling	$278,880	159,513	$ 1.75	$647,726	159,861	$ 4.05	$737,690	161,000	$ 4.58
Diluted:									
Effect of dilutive securities									
Add: Option shares in the money and dilutive effect of nonvested stock	—	2,932	—	—	3,314	—	—	3,831	—
Less: Pro-forma treasury shares	—	(1,027)	—	—	(788)	—	—	(710)	—
Diluted:									
Net income attributable to Darling	$278,880	161,418	$ 1.73	$647,726	162,387	$ 3.99	$737,690	164,121	$ 4.49

There were no outstanding stock options excluded in fiscal 2024, 2023 and 2022 from diluted income per common share as the effect was antidilutive. For fiscal 2024, 2023 and 2022, respectively, 403,615, 311,919 and 266,246 shares of non-vested stock were excluded from diluted income per common share as the effect was antidilutive.

(14) Stock Based Compensation

The Company recognizes compensation expense ratably over the vesting period in an amount equal to the fair value of the share-based payments (e.g., stock options and non-vested and restricted stock) granted to employees and non-employee directors or by incurring liabilities to an employee or other supplier (a) in amounts based, at least in part, on the price of the entity's shares or other equity instruments, or (b) that require or may require settlement by issuing the entity's equity shares or other equity instruments. The

Company's policy is to account for forfeitures in the period they occur, rather than estimating a forfeiture rate. The Company does not reclassify excess tax benefits from operating activities to financing activities in the Consolidated Statements of Cash Flows. Additionally, the Company excludes the excess tax benefits from the assumed proceeds available to repurchase shares of common stock in the computation of the Company's diluted earnings per share. The Company records tax benefit or expense within income tax expense/(benefit) for the year ended December 28, 2024, December 30, 2023 and December 31, 2022 related to the excess tax expense on stock options, non-vested stock, director restricted stock units, restricted stock units and performance units.

Total stock-based compensation recognized in the Consolidated Statements of Operations for the years ended December 28, 2024, December 30, 2023 and December 31, 2022 was approximately $20.9 million, $33.2 million and $25.0 million, respectively, which is included in selling, general and administrative expenses, and the related income tax benefit recognized was approximately $2.0 million, $2.6 million and $1.7 million, respectively. See Note 13 for further information on the Company's stock-based compensation plans.

(15) Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

If it is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that exist at the date of the financial statements will change in the near term due to one or more future confirming events, and the effect of the change would be material to the financial statements, the Company will disclose the nature of the uncertainty and include an indication that it is at least reasonably possible that a change in the estimate will occur in the near term. If the estimate involves certain loss contingencies, the disclosure will also include an estimate of the probable loss or range of loss or state that an estimate cannot be made.

As a result of the Russia-Ukraine war, the Israeli-Palestinian conflict and other Middle Eastern conflicts and the current inflationary environment, we have evaluated the potential impact to the Company's operations and for any indicators of potential triggering events that could indicate certain of the Company's assets may be impaired. As of December 28, 2024, the Company has not observed any impairments of the Company's assets or a significant change in their fair value due to the Russia-Ukraine war, the Israeli-Palestinian conflict and other Middle Eastern conflicts or inflation.

(16) Out-of-Period Adjustment

During the quarter ended March 30, 2024, the Company determined the inventory balance at its recently acquired Gelnex subsidiary was overstated by approximately $25.1 million at December 30, 2023. The overstatement was the result of an error in calculating the elimination of deferred profit in inventory on intercompany product sales from South America.

The Company recorded an adjustment to earnings of approximately $17.9 million, net of tax. The Company assessed the impact of this out-of-period adjustment and concluded that it was not material to the financial statements previously issued for any interim or annual period during 2023, and the adjustment during the quarter ended March 30, 2024 is not material to the annual financial statements for fiscal 2024. The out-of-period adjustment is included in the Food Ingredients segment results.

(17) Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short maturity of these instruments. The Company's 6% Senior Notes due 2030, 5.25% Senior Notes due 2027, 3.625% Senior Notes due 2026, term loans and revolver borrowings outstanding at December 28, 2024, as described in Note 10 have a fair value based on market valuation from third-party banks. The carrying amount for the Company's other debt is not deemed to be significantly different than the fair value. See Note 17 for financial instruments' fair values.

(18) Derivative Instruments

The Company makes limited use of derivative instruments to manage cash flow risks related to interest rates, natural gas usage, inventory, forecasted sales and foreign currency exchange rates. The Company does not use derivative instruments for trading purposes. Interest rate swaps are entered into with the intent of managing overall borrowing costs by reducing the potential impact of increases in interest rates on floating-rate long-term debt. Natural gas swaps and options are entered into with the intent of managing the overall cost of natural gas usage by reducing the potential impact of seasonal weather demands on natural gas that increases natural gas prices. Heating oil swaps and options are entered into with the intent of managing the overall cost of diesel fuel usage by reducing the potential impact of seasonal weather demands on diesel fuel that increases diesel fuel prices. Soybean meal options are entered into with the intent of managing the impact of changing prices for poultry meal sales. Corn options and future contracts are entered into with the intent of managing U.S. forecasted sales of BBP by reducing the impact of changing prices.   Foreign currency forward and option contracts are entered into to mitigate the foreign exchange rate risk for transactions designated in a currency other than the local functional currency.

Entities are required to report all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding the instrument. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair value, cash flows or foreign currencies. If the hedged exposure is a cash flow exposure, the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside of earnings) and is subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness is reported in earnings immediately. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change. Hedge accounting treatment ceases if or when the hedge transaction is no longer probable of occurring or the hedge relationship correlation no longer qualifies for hedge accounting.

(19) Revenue Recognition

The Company recognizes revenue on sales when control of the promised finished product is transferred to the Company's customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for the finished product. Service revenues are recognized when the service occurs. Certain customers may be required to prepay prior to shipment in order to maintain payment protection against certain foreign and domestic sales. These amounts are recorded as unearned revenue and recognized when control of the promised finished product is transferred to the Company's customer. See Note 22 to the consolidated financial statements.

(20) Related Party Transactions

The Company has a limited liability company agreement with a wholly-owned subsidiary of Valero Energy Corporation ("Valero") to form Diamond Green Diesel Holdings LLC (the "DGD Joint Venture"). The Company has related party sale transactions and loan transactions with the DGD Joint Venture. See Note 23 for further information on the Company's related party transactions.

(21) Foreign Currency Translation and Remeasurement

Foreign currency translation is included as a component of accumulated other comprehensive loss and reflects the adjustments resulting from translating the foreign currency denominated financial statements of foreign subsidiaries into U.S. dollars. The functional currency of the Company's foreign subsidiaries is the currency of the primary economic environment in which the entity operates, which is generally the local currency of the country. Accordingly, assets and liabilities of the foreign subsidiaries are translated into U.S. dollars at fiscal year end exchange rates, including intercompany foreign currency transactions that are of long-term investment nature. Income and expense items are translated at average exchange rates occurring during the period. Changes in exchange rates that affect cash flows and the related receivables or payables are recognized as transaction gains/(losses) in determining net income. The Company incurred net foreign currency translation gains/(losses) of approximately $(417.1) million, $142.7 million and $(84.8) million in fiscal 2024, 2023 and 2022, respectively.

(22) Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation. In the Consolidated Statement of Operations, previously reported amounts for total net sales have been separated into net sales to third parties and net sales to related party - Diamond Green Diesel. In addition, certain immaterial prior year amounts have been reclassified on the Statement of Cash Flows.

(23) Subsequent Events

The Company evaluates subsequent events from the end of the most recent fiscal year through the date the consolidated financial statements are issued.

NOTE 2.   INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

The DGD Joint Venture is owned 50% / 50% with Valero.

Selected financial information for the Company's DGD Joint Venture is as follows:

(in thousands)		December 31, 2024	December 31, 2023
Assets:			
Cash		$ 353,446	$ 236,794
Total current assets		1,137,821	1,640,636
Property, plant and equipment, net		3,868,943	3,838,800
Other assets		100,307	89,697
	Total assets	$ 5,460,517	$ 5,805,927
Liabilities and members' equity:			
Revolver		$ —	$ 250,000
Total current portion of long term debt		29,809	28,639
Total other current liabilities		319,688	417,918
Total long term debt		707,158	737,097
Total other long term liabilities		17,195	16,996
Total members' equity		4,386,667	4,355,277
	Total liabilities and member's equity	$ 5,460,517	$ 5,805,927

		Year Ended December 31,		
(in thousands)		2024	2023	2022
Revenues:				
Operating revenues		$ 5,065,592	$ 6,990,622	$ 5,501,166
Expenses:				
Total costs and expenses less lower of cost or market inventory valuation adjustment and depreciation, amortization and accretion expense		4,309,768	5,925,778	4,614,192
Lower of cost or market (LCM) inventory valuation adjustment		175,934	60,871	—
Depreciation, amortization and accretion expense		264,992	230,921	125,656
	Operating income	314,898	773,052	761,318
Other income		22,114	10,317	3,170
Interest and debt expense, net		(38,673)	(49,857)	(19,796)
Income before income tax expense		$ 298,339	$ 733,512	$ 744,692
Income tax expense		175	752	—
	Net income	$ 298,164	$ 732,760	$ 744,692

As of December 28, 2024, under the equity method of accounting, the Company has an investment in the DGD Joint Venture of approximately $2.2 billion on the Consolidated Balance Sheet. The Company has recorded approximately $149.1 million, $366.4 million and $372.3 million in equity in net income of Diamond Green Diesel for the years ended December 28, 2024, December 30, 2023 and December 31, 2022, respectively. In December 2019, the blenders tax credit of $1.00 per gallon was extended for calendar years 2020, 2021 and 2022. On August

16, 2022, the U.S. government enacted the Inflation Reduction Act (the "IR Act"). As part of the IR Act, the blenders tax credits were extended as is until December 31, 2024, a new Sustainable Aviation Fuel ("SAF") blenders tax credit was introduced effective for 2023 and 2024, and a new Clean Fuels Production Credit (the "CFPC") was created effective from 2025 through 2027. Under the IR Act, Section 40B, SAF, blended with Jet A and sold on or before December 31, 2024, receives a base credit of $1.25 per gallon plus $0.01 for each percentage point by which the lifecycle greenhouse gas ("GHG") emissions reduction percentage exceeds 50% up to a maximum supplementary amount of $0.50. Under the CFPC, on-road transportation fuel receives a base credit of up to $1.00 per gallon of renewable diesel (adjusted for inflation each calendar year) multiplied by the fuel's emission reduction percentage as long as it is produced at a qualifying facility that meets the prevailing wage requirements and apprenticeship requirements before being sold in a ceratin manner. Similarly, neat SAF produced at a qualified facility that meets the apprenticeship and prevailing wage requirements, which is then sold for use in an aircraft, receives a base credit of $1.75 (adjusted for inflation each calendar year) multiplied by the GHG emissions factor for SAF. In contrast to the blenders tax credit, the CFPC requires that production must take place in the United States. In fiscal 2024, fiscal 2023 and fiscal 2022, the DGD Joint Venture recorded approximately $1.3 billion, $1.2 billion and $761.1 million, respectively, in blenders tax credits. The Company received approximately $179.8 million, $163.6 million and $90.5 million for each of the years ended December 28, 2024, December 30, 2023 and December 31, 2022, in dividend distributions from the DGD Joint Venture. In addition, during fiscal year 2024, 2023 and 2022, the Company made capital contributions to the DGD Joint Venture of approximately $90.0 million, $75.0 million and $264.8 million, respectively. In January 2025, the Company received approximately $87.4 million as a dividend distribution from the DGD Joint Venture.

In addition to the DGD Joint Venture, the Company has investments in other unconsolidated subsidiaries that are insignificant to the Company.

NOTE 3.   ACQUISITIONS

Miropasz Group

On January 31, 2024, a wholly owned international subsidiary of the Company acquired all of the shares of the Miropasz Group (the "Miropasz Acquisition"), a rendering company in Poland that is now in our Feed Ingredients segment, for a cash purchase price of approximately €105.6 million (approximately $114.3 million USD at the exchange rate of €1.0:USD$1.082198 on the closing date). In addition, the Company incurred a liability of approximately €7.0 million (approximately $7.6 million USD at the exchange rate on the closing date) for an acquisition consideration hold-back amount that is part of the purchase price set aside in escrow in the Company's name for possible indemnification claims by the Company, which amounts will be paid to the sellers in the future if no claims arise. The hold-back amount represents a noncash investing activity during the period of acquisition. During the third quarter of fiscal 2024, the Company received approximately $0.2 million from the sellers as a reduction of the purchase price and other immaterial adjustments. The Company recorded assets and liabilities consisting of property, plant and equipment of approximately $21.2 million, identifiable intangibles which includes routes and immaterial land use rights of approximately $34.9 million with a weighted average life of 17 years, other net assets of approximately $2.8 million which includes cash, working capital and net debt, and goodwill of approximately $62.8 million. Goodwill is expected to strengthen the Company's base Feed Ingredients business and is nondeductible for tax purposes.

The amount of net sales and net income from the Miropasz Acquisition included in the Company's Consolidated Statement of Operations for the year ended December 28, 2024 were $88.1 million and $6.8 million, respectively.

Gelnex

On March 31, 2023, the Company acquired all of the shares of Gelnex, a leading global producer of collagen products (the "Gelnex Acquisition"). The Gelnex Acquisition includes a network of five processing facilities in South America and one in the United States. The initial purchase price of approximately $1.2 billion was comprised of an initial cash payment of approximately $1.1 billion, which consisted of a payment of approximately R$4.3 billion Brazilian real (approximately $853.3 million USD at the exchange rate of R$5.08:USD$1.00 on the closing date) and a payment of approximately $243.5 million in USD, and is subject to various post-closing adjustments in accordance with the stock purchase agreement. In addition, the Company incurred a liability of approximately $104.1 million for an acquisition consideration hold-back amount that is part of the purchase price set aside in escrow in the Company's name for possible indemnification claims by the Company, which amounts will be paid to the sellers in the future if no claims arise. The hold-back amount represents a noncash investing activity during the period of acquisition. The Gelnex Acquisition gives us immediate capacity to serve the growing needs of our collagen customers and the growing collagen market. The initial purchase price was financed by borrowing all of the Company's term A-3 facility of $300.0 million and term A-4 facility of $500.0 million, with the remainder coming through revolver borrowings under the Amended Credit Agreement. During the third quarter of fiscal 2023, the Company made a cash payment for working capital purchase price adjustment per the stock purchase agreement of approximately $14.1 million with an offset to goodwill. The Company obtained new information about facts and circumstances that existed at the acquisition date during the first quarter of 2024 that resulted in measurement period adjustments to increase property, plant and equipment by approximately $13.7 million, decrease intangible assets by approximately $9.5 million, decrease goodwill by approximately $9.1 million, increase deferred tax liabilities by approximately $5.1 million, increase deferred tax assets by approximately $8.1 million and a decrease in other assets and liabilities of approximately $0.1 million.

The following table summarizes the final fair value of the assets acquired and the liabilities assumed in the Gelnex Acquisition as of March 31, 2023 (in thousands):

Accounts receivable	$	81,025
Inventories		140,865
Other current assets		3,143
Property, plant and equipment		169,205
Identifiable intangible assets		339,500
Goodwill		542,572
Operating lease right-of-use assets		134
Other assets		2,703
Deferred tax asset		9,067
Accounts payable		(15,059)
Current portion of long-term debt		(44,692)
Current operating lease liabilities		(26)
Accrued expenses		(18,826)
Long-term debt, net of current portion		(1,407)
Long-term operating lease liabilities		(123)
Deferred tax liability		(12,870)
Other noncurrent liabilities		(19)
Purchase price, net of cash acquired	$	1,195,192
Less hold-back		104,145
Cash paid for acquisition, net of cash acquired	$	1,091,047

The $542.6 million of goodwill from the Gelnex Acquisition, which is expected to strengthen the Company's collagen business and expand its ability to service increased demand of its collagen customer base, is assigned to the Food Ingredients segment. Of the goodwill booked in the Gelnex Acquisition approximately $425.0 million is deductible for tax purposes. The identifiable intangible assets include $331.0 million in customer relationships with a weighted average life of 11.4 years and $8.5 million in trade name with a life of 5 years for a total weighted average life of approximately 11.3 years.

FASA Group

On August 1, 2022, the Company acquired all of the shares of the FASA Group, the largest independent rendering company in Brazil, pursuant to a stock purchase agreement dated May 5, 2022 (the "FASA Acquisition"). The FASA Group, with its 14 rendering plants and an additional two plants under construction at the time of acquisition, will supplement the Company's global supply of waste fats, making it a leader in the supply of low-carbon waste fats and oils.

The Company initially paid approximately R$2.9 billion Brazilian Real in cash (approximately $562.6 million USD at the exchange rate of R$5.16:USD$1.00 on the closing date) for all the shares of the FASA Group, subject to certain post closing adjustments and a contingent payment based on future earnings growth in accordance with the terms set forth in the stock purchase agreement. Under the stock purchase agreement, such contingent payment could range from R$0 to a maximum of R$1.0 billion if future earnings growth reaches certain levels over a three year period. The Company completed an analysis as of the acquisition date for this contingency and recorded a liability of approximately R$428.2 million (approximately $83.0 million USD at the exchange rate in effect on the closing date of the acquisition) representing the present value of the contingency utilizing assistance from external valuation experts and the use of a Monte Carlo model representing the probability weighted present value of the expected payment to be made under the agreement using the income approach. The Company analyzes the contingent consideration liability using a Monte Carlo model each quarter and any change in fair value is recorded through operating income as changes in fair value of contingent consideration.

The hold-back and contingent consideration amounts represent noncash investing activities during the period of acquisition. The Company initially financed the FASA Acquisition by borrowing approximately $515.0 million of revolver borrowings under the Amended Credit Agreement, with the remainder coming from cash on hand. During the fourth quarter of fiscal 2022, the Company made a cash payment for a working capital purchase price adjustment per the stock purchase agreement of approximately $7.1 million with an offset to goodwill.

The following table summarizes the final fair value of the assets acquired and the liabilities assumed in the FASA Acquisition as of August 1, 2022 (in thousands):

Accounts receivable	$	76,640
Inventories		43,058
Other current assets		33,327
Property, plant and equipment		224,384
Identifiable intangible assets		119,477
Goodwill		301,937
Operating lease right-of-use assets		583
Other assets		62,388
Deferred tax asset		2,315
Accounts payable		(15,920)
Current portion of long-term debt		(18,680)
Accrued expenses		(38,708)
Long-term debt, net of current portion		(41,926)
Long-term operating lease liabilities		(583)
Deferred tax liability		(95,653)
Other noncurrent liabilities		(503)
Non-controlling interests		(21,704)
Purchase price, net of cash acquired	$	630,432
Less hold-back		21,705
Less contingent consideration		82,984
Cash paid for acquisition, net of cash acquired	$	525,743

The $301.9 million of goodwill from the FASA Acquisition, which is expected to strengthen the Company's base business and expand its ability to provide additional low carbon intensity feedstocks to fuel the growing demand for renewable diesel, was assigned to the Feed Ingredients segment and is nondeductible for tax purposes. The identifiable intangible assets include $108.6 million in collection routes with a life of 12 years and $10.9 million in trade name with a life of 5 years for a total weighted average life of approximately 11.4 years.

Valley Proteins

On May 2, 2022, the Company acquired all of the shares of Valley Proteins, pursuant to a stock purchase agreement dated December 28, 2021 (the "Valley Acquisition"). The Valley Acquisition includes a network of 18 major rendering plants and used cooking oil facilities throughout the southern, southeast and mid-Atlantic regions of the U.S. The Company initially paid approximately $1.177 billion in cash for the Valley Acquisition, which was subject to various post-closing adjustments in accordance with the stock purchase agreement. During the third and fourth quarters of fiscal 2022, the Company made immaterial working capital adjustments and made a cash payment for a working capital purchase price adjustment per the stock purchase agreement of approximately $6.0 million with an offset to goodwill. The Company initially financed the Valley Acquisition by borrowing all of the Company's delayed draw term A-1 facility of $400.0 million and delayed draw term A-2 facility of $500.0 million, with the remainder coming through revolver borrowings under the Amended Credit Agreement.

The following table summarizes the final fair value of the assets acquired and the liabilities assumed in the Valley Acquisition as of May 2, 2022 (in thousands) inclusive of all measurement period adjustments recorded:

Accounts receivable	$	68,558
Inventories		58,246
Other current assets		13,825
Property, plant and equipment		409,405
Identifiable intangible assets		389,200
Goodwill		358,298
Operating lease right-of-use assets		16,380
Other assets		14,164
Deferred tax asset		1,075
Accounts payable		(47,615)
Current portion of long-term debt		(2,043)
Current operating lease liabilities		(4,779)
Accrued expenses		(66,034)
Long-term debt, net of current portion		(5,995)
Long-term operating lease liabilities		(11,601)
Other noncurrent liabilities		(19,436)
Purchase price, net of cash acquired	$	1,171,648

The $358.3 million of goodwill from the Valley Acquisition, which is expected to strengthen the Company's base business and expand its ability to provide additional low carbon intensity feedstocks to fuel the growing demand for renewable diesel, was assigned to the Feed Ingredients segment. For U.S. income tax purposes, the Valley Acquisition is treated as a purchase of substantially all the assets of Valley Proteins; therefore, almost all of the goodwill is deductible for tax purposes. The identifiable intangible assets include $292.1 million in collection routes with a life of 15 years and $97.1 million in permits with a life of 15 years for a total weighted average life of approximately 15 years.

As a result of the Gelnex Acquisition, the FASA Acquisition and the Valley Acquisition, effective March 31, 2023, August 1, 2022 and May 2, 2022, respectively, the Company began including the operations of the Gelnex Acquisition, the FASA Acquisition and the Valley Acquisition in the Company's consolidated financial statements. The following table presents selected pro forma information, for comparative purposes, assuming the Gelnex Acquisition, the Valley Acquisition and FASA Acquisition had occurred on January 2, 2022 for the periods presented (unaudited) (in thousands):

	Twelve Months Ended	
	December 30, 2023	December 31, 2022
Net sales	6,886,347	$ 7,469,216
Net income	663,168	739,501

The Company notes that pro forma results of operations for the Miropasz Acquisition and the acquisitions discussed below have not been presented because the effect of each acquisition individually or in the aggregate is not deemed material to revenues, total assets and net income of the Company for any period presented.

On February 25, 2022, a wholly-owned international subsidiary of the Company acquired all of the shares of Group Op de Beeck, a Belgium digester, organic and industrial waste processing company, that is now included in our Fuel Ingredients segment, for an initially estimated purchase price of approximately $91.7 million, plus or minus various closing adjustments in accordance with the stock purchase agreement. Initially, the Company paid approximately $71.3 million in cash consideration. In the second quarter of fiscal 2022, the Company paid an additional $4.2 million for purchase price adjustments related to working capital and estimated future construction costs for a total purchase price of approximately $75.5 million. The Company recorded assets and liabilities consisting of property, plant and equipment of approximately $28.1 million, intangible assets of approximately $27.2 million, goodwill of approximately $29.6 million and other net liabilities of approximately $(9.4) million including working capital and net debt. The identifiable intangibles have a weighted average life of 15 years.

The Company incurred acquisition and integration costs of approximately $7.8 million, $13.9 million and $16.4 million for the twelve months ended December 28, 2024, December 30, 2023 and December 31, 2022, respectively, primarily related to the above disclosed acquisitions.

Additionally, the Company made other immaterial acquisitions in fiscal 2024 and fiscal 2022.

NOTE 4.   INVENTORIES

A summary of inventories follows (in thousands):

	December 28, 2024		December 30, 2023	
Finished product	$	335,116	$	448,245
Work in process		92,762		110,299
Raw material		38,117		68,188
Supplies and other		110,842		132,007
	$	576,837	$	758,739

The Company's work in process represents inventory in the Food Ingredients segment that is in various stages of processing.

NOTE 5.   PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment follows (in thousands):

	December 28, 2024		December 30, 2023	
Land	$	203,511	$	217,113
Buildings and improvements		1,023,697		1,033,243
Machinery and equipment		3,097,409		3,021,329
Vehicles		517,858		520,897
Aircraft		10,313		15,609
Construction in process		440,651		487,336
		5,293,439		5,295,527
Accumulated depreciation		(2,579,770)		(2,360,342)
	$	2,713,669	$	2,935,185

Depreciation expense for the three years ended December 28, 2024, December 30, 2023 and December 31, 2022, was approximately $391.6 million, $377.2 million and $306.0 million, respectively.

NOTE 6.   INTANGIBLE ASSETS

The gross carrying amount of intangible assets not subject to amortization and intangible assets subject to amortization is as follows (in thousands):

	December 28, 2024	December 30, 2023
Indefinite Lived Intangible Assets		
Trade names	$ 51,050	$ 52,507
	51,050	52,507
Finite Lived Intangible Assets:		
Collection routes	714,801	746,868
Customer relationships	278,920	359,111
Permits	316,038	559,483
Non-compete agreements	60	395
Trade names	82,401	85,561
Royalty, product development, patents, consulting, land use rights and leasehold	22,277	20,613
	1,414,497	1,772,031
Accumulated Amortization:		
Collection routes	(254,164)	(241,960)
Customer relationships	(44,476)	(29,270)
Permits	(189,500)	(407,713)
Non-compete agreements	(33)	(345)
Trade names	(72,549)	(63,660)
Royalties, product development, patents, consulting, land use rights and leasehold	(6,413)	(5,698)
	(567,135)	(748,646)
Total Intangible assets, less accumulated amortization	$ 898,412	$ 1,075,892

Gross intangible collection routes, customer relationships, permits, trade names, non-compete agreements and other intangibles changed primarily due to acquisitions and retirements of approximately $28.2 million and $249.1 million, respectively, and the remaining change is due to foreign currency exchange impact. Amortization expense for the three years ended December 28, 2024, December 30, 2023 and December 31, 2022, was approximately $112.2 million, $124.8 million and $88.7 million, respectively. Amortization expense for the next five fiscal years is estimated to be $99.8 million, $93.9 million, $88.7 million, $87.4 million and $76.4 million.

NOTE 7. GOODWILL

Changes in the carrying amount of goodwill (in thousands):

	Feed Ingredients	Food Ingredients	Fuel Ingredients	Total
Balance at December 31, 2022				
Goodwill	$ 1,556,855	$ 320,807	$ 143,379	$ 2,021,041
Accumulated impairment losses	(15,914)	(3,170)	(31,580)	(50,664)
	1,540,941	317,637	111,799	1,970,377
Goodwill acquired during year	3,247	626,202	—	629,449
Measurement period adjustments	(21,270)	(74,484)	(66)	(95,820)
Out-of-period correction	(85,144)	—	—	(85,144)
Foreign currency translation	33,548	28,182	3,910	65,640
Balance at December 30, 2023				
Goodwill	1,487,236	900,707	147,223	2,535,166
Accumulated impairment losses	(15,914)	(3,170)	(31,580)	(50,664)
	1,471,322	897,537	115,643	2,484,502
Goodwill acquired during year	62,802	—	4,114	66,916
Measurement period adjustments	—	(9,147)	—	(9,147)
Foreign currency translation	(96,361)	(116,562)	(6,755)	(219,678)
Balance at December 28, 2024				
Goodwill	1,453,677	774,998	144,582	2,373,257
Accumulated impairment losses	(15,914)	(3,170)	(31,580)	(50,664)
	$ 1,437,763	$ 771,828	$ 113,002	$ 2,322,593

The process of evaluating goodwill for impairment involves the determination of the fair value of the Company's reporting units. In fiscal 2024 and 2023, the Company performed a quantitative approach to value the reporting units containing goodwill and indefinite-lived intangible assets at October 26, 2024 and October 28, 2023, respectively. Based on the Company's annual impairment testing, we concluded the fair values of the Company's reporting units containing goodwill exceeded the related carrying values. In fiscal 2022, the Company performed a qualitative impairment analysis for its annual goodwill and indefinite-lived intangible assets at October 29, 2022. Based on the Company's annual impairment testing at October 29, 2022, we concluded it is more likely than not that the fair values of the Company's reporting units containing goodwill and indefinite lived intangible assets exceeded the related carrying value. Prior to finalizing the impairment testing, in December 2022, the Company's management reviewed our global network of collagen plants for optimization opportunities and decided to close our Peabody, Massachusetts, plant in 2023. As a result of the restructuring, the Company recorded goodwill impairment charges in fiscal 2022 of approximately $2.7 million based on the relative fair value of the Peabody plant.

NOTE 8. ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

	December 28, 2024	December 30, 2023
Compensation and benefits	$ 139,011	$ 156,357
Accrued operating expenses	73,239	86,278
Short-term acquisition hold-backs (Note 3)	38,620	—
Short-term contingent consideration (Note 17)	28,862	—
Other accrued expense	209,563	198,364
	$ 489,295	$ 440,999

NOTE 9.   LEASES

The Company leases certain real and personal property under non-cancelable operating leases. In addition, the Company leases a large portion of the Company's fleet of tractors, all of its rail cars, some IT equipment and other transportation equipment.   The Company's office leases include certain lease and non-lease components, where the Company has elected to exclude the non-lease components from the calculation of the lease liability and ROU asset. The Company has finance leases, which are not significant to the Company and not separately disclosed in detail. In addition, the Company's other variable lease payments are not significant.

The components of operating lease expense included in cost of sales and operating expenses and selling, general and administrative expenses were as follows (in thousands):

| | Year Ended | | |
	December 28, 2024	December 30, 2023	December 31, 2022
Operating lease expense	$ 64,848	$ 56,078	$ 49,377
Short-term lease costs	36,363	36,762	31,133
Total lease cost	$ 101,211	$ 92,840	$ 80,510

Other information (in thousands, except lease terms and discount rates):

| | Year Ended | | |
	December 28, 2024	December 30, 2023	December 31, 2022
Cash paid for amounts included in the measurement lease liabilities:			
Operating cash flows from operating leases	$ 65,840	$ 58,924	$ 53,359
Operating right-of-use assets, net	$ 210,692	$ 205,539	
Operating lease liabilities, current	$ 62,761	$ 55,325	
Operating lease liabilities, non-current	152,327	154,903	
Total operating lease liabilities	$ 215,088	$ 210,228	
Weighted average remaining lease term - operating leases	5.74 years	6.25 years	
Weighted average discount rate - operating leases	4.87 %	4.59 %	

Future annual minimum lease payments and finance lease commitments as of December 28, 2024 were as follows (in thousands):

Period Ending Fiscal	Operating Leases	Finance Leases
2025	$ 67,252	$ 4,078
2026	51,506	2,209
2027	41,822	1,573
2028	30,883	1,124
2029	18,024	756
Thereafter	32,861	—
Total undiscounted lease payments	242,348	9,740
Less amounts representing interest	(27,260)	(384)
Lease obligations included in current and long-term liabilities	215,088	9,356

The Company's finance lease assets are included in property, plant and equipment and the finance lease obligations are included in the Company's current and long-term debt obligations on the Consolidated Balance Sheet.

NOTE 10. DEBT

Debt consists of the following (in thousands):

	December 28, 2024	December 30, 2023
Amended Credit Agreement:		
Revolving Credit Facility (zero and $82.9 million denominated in € at December 28, 2024 and December 30, 2023, respectively)	$ 267,000	$ 610,875
Term A-1 facility	397,000	400,000
Less unamortized deferred loan costs	(366)	(546)
Carrying value Term A-1 facility	396,634	399,454
Term A-2 facility	471,875	481,250
Less unamortized deferred loan costs	(509)	(771)
Carrying value Term A-2 facility	471,366	480,479
Term A-3 facility	297,750	300,000
Less unamortized deferred loan costs	(560)	(832)
Carrying value Term A-3 facility	297,190	299,168
Term A-4 facility	481,250	490,625
Less unamortized deferred loan costs	(664)	(1,002)
Carrying value Term A-4 facility	480,586	489,623
6% Senior Notes due 2030 with effective interest of 6.12%	1,000,000	1,000,000
Less unamortized deferred loan costs net of bond premiums	(5,605)	(6,441)
Carrying value 6% Senior Notes due 2030	994,395	993,559
5.25% Senior Notes due 2027 with effective interest of 5.47%	500,000	500,000
Less unamortized deferred loan costs	(2,322)	(3,249)
Carrying value 5.25% Senior Notes due 2027	497,678	496,751
3.625% Senior Notes due 2026 - Denominated in euro with effective interest of 3.83%	536,733	569,075
Less unamortized deferred loan costs - Denominated in euro	(1,542)	(2,763)
Carrying value 3.625% Senior Notes due 2026	535,191	566,312
Other Notes and Obligations	101,958	90,852
	4,041,998	4,427,073
Less Current Maturities	133,020	60,703
	$ 3,908,978	$ 4,366,370

As of December 28, 2024, the Company had no outstanding debt under the revolving credit facility denominated in euros and €515.0 million outstanding debt under the Company's 3.625% Senior Notes due 2026 denominated in euros. See below for discussion relating to the Company's debt agreements. In addition, at December 28, 2024, the Company had finance lease obligations denominated in euros of approximately €5.5 million.

As of December 28, 2024, the Company had other notes and obligations of approximately $102.0 million that consist of various overdraft facilities of approximately $55.7 million, a China working capital line of credit of approximately $1.4 million, Brazilian notes of approximately $20.4 million and other debt of approximately $24.5 million, including U.S. finance lease obligations of approximately $3.1 million.

Senior Secured Credit Facilities. On January 6, 2014, Darling, Darling International Canada Inc. ("Darling Canada") and Darling International NL Holdings B.V. ("Darling NL") entered into a Second Amended and Restated Credit Agreement (as subsequently amended, the "Amended Credit Agreement"), restating its then existing Amended and Restated Credit Agreement dated September 27, 2013, with the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other agents from time to time party thereto. The Amended Credit Agreement has been subsequently amended, the most recent of which was the Ninth Amendment on September 6, 2022. The Amended Credit Agreement provides for senior secured credit facilities in the aggregate principal amount of $3.725 billion, which matures on December 9, 2026 and is comprised of (i) the Company's $525.0 million term loan B facility, (ii) the Company's $400.0 million term A-1 facility, (iii) the Company's $500.0 million term A-2 facility, (iv) the Company's $300.0 million term A-3 facility, (v) the Company's $500.0 million term A-4 facility and (vi) the Company's $1.5 billion five-year revolving credit facility (up to $150.0 million of which will be available for a letter of credit sub-limit and $50.0 million of which will be available for a swingline sub-limit) (collectively, the "Senior Secured Credit Facilities"). The Amended Credit Agreement also permits Darling and the other borrowers thereunder to incur ancillary facilities provided by any revolving lender party to the Senior Secured Credit Facilities (with certain restrictions). Up to $1.46 billion of the revolving credit facility is available to be borrowed by Darling, Darling Canada, Darling NL, Darling Ingredients International Holding B.V. ("Darling BV"), Darling GmbH, and Darling Belgium in U.S. dollars, Canadian dollars, euros, Sterling and other currencies to be agreed and available to each applicable lender. The remaining $40.0 million must be borrowed in U.S. dollars only by Darling. The revolving credit facility will mature on December 9, 2026. The revolving credit facility will be used for working capital needs, general corporate purposes and other purposes not prohibited by the Amended Credit Agreement.

The interest rate applicable to any borrowings under the revolving credit facility will equal (i) the adjusted term secured overnight financing rate (SOFR) for U.S. dollar borrowings or the adjusted euro interbank rate (EURIBOR) for euro borrowings or the adjusted daily simple Sterling overnight index average (SONIA) for British pound borrowings, in each case plus 1.75% per annum or (ii) the base rate or the adjusted term SOFR for a one-month interest period for U.S. dollar borrowings or the Canadian prime rate for Canadian dollar borrowings or the adjusted daily simple European short term rate (ESTR) for euro borrowings or the adjusted daily SONIA rate for British pound borrowings, in each case plus 0.75% per annum, and in each case of clauses (i) and (ii), subject to certain step-ups and step-downs based on the Company's total leverage ratio. The interest rate applicable to any borrowing under the term A-1 facility and term A-3 facility will equal the adjusted term SOFR plus 1.875% per annum subject to certain step-ups and step-downs based on the Company's total leverage ratio with a minimum of 1.50%. The interest rate applicable to any borrowing under the term A-2 facility and term A-4 facility will equal the adjusted term SOFR plus 1.75% per annum subject to certain step-ups and step-downs based on the Company's total leverage ratio with a minimum of 1.00%.

As of December 28, 2024, the Company had (i) $267.0 million outstanding under the revolver at SOFR plus a margin of 1.75% per annum for a total of 6.18778% per annum, (ii) $397.0 million outstanding under the term A-1 facility at SOFR plus a margin of 1.875% per annum for a total of 6.54758% per annum, (iii) $471.9 million outstanding under the term A-2 facility at SOFR plus a margin of 1.75% per annum for a total of 6.42258% per annum, (iv) $297.8 million outstanding under the term A-3 facility at SOFR plus a margin 1.875% per annum for a total of 6.54758% per annum, and (v) $481.3 million outstanding under the term A-4 facility at SOFR plus a margin 1.75% per annum for a total of 6.42258% per annum. As of December 28, 2024, the Company had revolving credit facility availability of $1,159.6 million, taking into account amounts borrowed, ancillary facilities of $72.7 million and letters of credit issued of $0.7 million. The Company also has foreign bank guarantees of approximately $11.1 million that are not part of the Company's Amended Credit Agreement at December 28, 2024.

The Amended Credit Agreement contains various customary representations and warranties by the Company, which include customary use of materiality, material adverse effect and knowledge qualifiers. The Amended Credit Agreement also contains (a) certain affirmative covenants that impose certain reporting and/or performance obligations on Darling and its restricted subsidiaries, (b) certain negative covenants that generally prohibit, subject to various exceptions, Darling and its restricted subsidiaries from taking certain actions, including, without limitation, incurring indebtedness, making investments, incurring liens, paying dividends and engaging in mergers and consolidations, sale and leasebacks and asset dispositions, (c) financial covenants, which include a maximum total leverage ratio and a minimum interest coverage ratio and (d) customary events of default (including a change of control) for financings of this type. Obligations under the Senior Secured Credit Facilities may be declared due and payable upon the occurrence and during the continuance of customary events of default.

6% Senior Notes due 2030. On June 9, 2022, Darling issued and sold $750.0 million aggregate principal amount of 6% Senior Notes due 2030 (the "6% Initial Notes"). The 6% Initial Notes, which were offered in a private offering, were issued pursuant to a Senior Notes Indenture, dated as of June 9, 2022 (the "6% Base Indenture"), among Darling, the subsidiary guarantors party thereto from time to time, and Truist Bank, as trustee. The gross proceeds from the offering, together with cash on hand, were used to repay the Company's outstanding revolver borrowings and for general corporate purposes, including to pay the discount of the initial purchasers and to pay the other fees and expenses related to the offering. On August 17, 2022, Darling issued an additional $250.0 million in aggregate principal amount of its 6% Senior Notes due 2030 (the "add-on notes" and, together with the 6% Initial

Notes, the "6% Notes"). The add-on notes and related guarantees, which were offered in a private offering, were issued as additional notes under the 6% Base Indenture, as supplemented by a supplemental indenture, dated as of August 17, 2022 (the "supplemental indenture" and, together with the 6% Base Indenture, the "6% Indenture"). The add-on notes have the same terms as the 6% Initial Notes (other than issue date and issue price) and, together with the 6% Initial Notes, constitute a single class of securities under the 6% Indenture. The add-on notes were issued at a premium resulting in the Company receiving $255.0 million upon issuance. The premium of approximately $5.0 million is being amortized over the term of the now $1.0 billion of 6% Notes.

The 6% Notes will mature on June 15, 2030. Darling pays interest on the 6% Notes on June 15 and December 15 of each year. Interest on the 6% Notes accrues at a rate of 6% per annum and is payable in cash. The 6% Notes are guaranteed by Darling and all of Darling's restricted subsidiaries (other than foreign subsidiaries) that are borrowers under or that guarantee the Senior Secured Credit Facilities (collectively, the "6% Guarantors"). The 6% Notes and the guarantees thereof are senior unsecured obligations of Darling and the 6% Guarantors and rank equally in right of payment to all of Darling's and the 6% Guarantors' existing and future senior indebtedness. The 6% Indenture contains covenants limiting Darling's ability and the ability of its restricted subsidiaries to grant liens to secure indebtedness and merge with or into other companies or otherwise dispose of all or substantially all of Darling's assets. The Company capitalized approximately $12.7 million of deferred loan costs as of December 31, 2022 in connection with the 6% Notes.

Other than for extraordinary events such as a change of control, Darling is not required to make mandatory redemption or sinking fund payments on the 6% Notes. The 6% Notes are redeemable, in whole or in part, at any time on or after June 15, 2025 at the redemption prices specified in the 6% Indenture. Darling may redeem the 6% Notes in whole, but not in part, at any time prior to June 15, 2025, at a redemption price equal to 100% of the principal amount of the 6% Notes redeemed, plus an Applicable Premium as specified in the 6% Indenture.

3.625% Senior Notes due 2026. On May 2, 2018, Darling Global Finance B.V. (the "3.625% Issuer"), a wholly-owned subsidiary of Darling, issued and sold €515.0 million aggregate principal amount of 3.625% Senior Notes due 2026 (the "3.625% Notes"). The 3.625% Notes, which were offered in a private offering, were issued pursuant to a Senior Notes Indenture, dated as of May 2, 2018 (the "3.625% Indenture"), among Darling Global Finance B.V., Darling, the subsidiary guarantors party thereto from time to time, Citibank, N.A., London Branch, as trustee and principal paying agent, and Citigroup Global Markets Deutschland AG, as principal registrar. The gross proceeds of the offering, together with borrowings under the Company's revolving credit facility, were used to refinance all of the Company's previous 4.75% Notes by cash tender offer and redemption of those notes and to pay any applicable premiums for the refinancing, to pay the commission of the initial purchasers of the 3.625% Notes and to pay the other fees and expenses related to the offering.

The 3.625% Notes will mature on May 15, 2026. The 3.625% Issuer pays interest on the 3.625% Notes on May 15 and November 15 of each year. Interest on the 3.625% Notes accrues at a rate of 3.625% per annum and is payable in cash. The 3.625% Notes are guaranteed by Darling and all of Darling's restricted subsidiaries (other than any foreign subsidiary or any receivable entity) that guarantee the Senior Secured Credit Facilities (collectively, the "3.625% Guarantors"). The 3.625% Notes and the guarantees thereof are senior unsecured obligations of the 3.625% Issuer and the 3.625% Guarantors and rank equally in right of payment to all of the 3.625% Issuer's and the 3.625% Guarantors' existing and future senior indebtedness. The 3.625% Indenture contains covenants limiting Darling's ability and the ability of its restricted subsidiaries (including the 3.625% Issuer) to, among other things: incur additional indebtedness or issue preferred stock; pay dividends on or make other distributions or repurchases of Darling's capital stock or make other restricted payments; make loans or investment; grant liens to secure indebtedness; designate Darling's subsidiaries as unrestricted subsidiaries; and sell certain assets or merge with or into other companies or otherwise dispose of substantially all of Darling's assets.

Other than for extraordinary events such as a change of control and defined assets sales, the 3.625% Issuer is not required to make mandatory redemption or sinking fund payments on the 3.625% Notes. The 3.625% Notes became redeemable from May 15, 2023, in whole or in part, at any time at their face value.

5.25% Senior Notes due 2027. On April 3, 2019, Darling issued and sold $500.0 million aggregate principal amount of 5.25% Senior Notes due 2027 (the "5.25% Notes"). The 5.25% Notes, which were offered in a private offering, were issued pursuant to a Senior Notes Indenture, dated as of April 3, 2019 (the "5.25% Indenture"), among Darling, the subsidiary guarantors party thereto from time to time, and Regions Bank, as trustee. The gross proceeds from the sale of the Notes, together with cash on hand, were used to refinance all of the Company's previous 5.375% Notes by cash tender offer for and redemption of those notes, to pay the discount of the initial purchasers and to pay the other fees and expenses related to the offering.

The 5.25% Notes will mature on April 15, 2027. Darling pays interest on the 5.25% Notes on April 15 and October 15 of each year. Interest on the 5.25% Notes accrues at a rate of 5.25% per annum and is payable in cash. The 5.25% Notes are guaranteed by Darling and all of Darling's restricted subsidiaries (other than foreign subsidiaries) that are borrowers under or that guarantee the Senior Secured Credit Facilities (collectively, the "5.25% Guarantors"). The 5.25% Notes and the guarantees thereof are senior unsecured obligations of Darling and the 5.25% Guarantors and rank equally in right of payment to all of the Darling's and the 5.25% Guarantors' existing and future senior indebtedness. The 5.25% Indenture contains covenants limiting Darling's ability and the ability of its restricted subsidiaries to, grant liens to secure indebtedness and merge with or into other companies or otherwise dispose of all or substantially all of Darling's assets.

Other than for extraordinary events such as a change of control, Darling is not required to make mandatory redemption or sinking fund payments on the 5.25% Notes. The 5.25% Notes became redeemable from April 15, 2024, in whole or in part, at any time at their face value.

As of December 28, 2024, the Company is in compliance with all of the financial covenants under the Amended Credit Agreement, and believes it is in compliance with all of the other covenants contained in the Amended Credit Agreement, the 6% Indenture, the 5.25% Indenture and the 3.625% Indenture.

Maturities of long-term debt at December 28, 2024 are as follows (in thousands):

	Contractual Debt Payment
2025	$ 134,087
2026	2,408,361
2027	503,272
2028	2,729
2029	2,520
thereafter	1,002,597
	$ 4,053,566

NOTE 11. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consist of the following (in thousands):

	December 28, 2024	December 30, 2023
Accrued pension liability (Note 15)	$ 17,676	$ 20,721
Reserve for self-insurance, litigation, environmental and tax matters (Note 20)	80,757	83,416
Long-term acquisition hold backs (Note 3)	104,684	137,913
Long-term contingent consideration (Note 17)	—	86,495
Other	5,233	21,264
	$ 208,350	$ 349,809

NOTE 12. INCOME TAXES

U.S. and foreign income before income taxes are as follows (in thousands):

	December 28, 2024	December 30, 2023	December 31, 2022
United States	$ (17,062)	$ 399,378	$ 551,521
Foreign	264,570	320,579	342,197
Income before income taxes	$ 247,508	$ 719,957	$ 893,718

Income tax expense/(benefit) attributable to income before income taxes consists of the following (in thousands):

	December 28, 2024	December 30, 2023	December 31, 2022
Current:			
Federal	$ 287	$ 1,574	$ (206)
State	1,956	1,336	2,288
Foreign	81,704	104,997	105,368
Total current	83,947	107,907	107,450
Deferred:			
Federal	(121,872)	(22,868)	35,290
State	(1,643)	(28,511)	18,150
Foreign	1,231	3,040	(14,264)
Total deferred	(122,284)	(48,339)	39,176
	$ (38,337)	$ 59,568	$ 146,626

Income tax expense/(benefit) for the years ended December 28, 2024, December 30, 2023 and December 31, 2022, differed from the amount computed by applying the statutory U.S. federal income tax rate to income before income taxes as a result of the following (in thousands):

	December 28, 2024	December 30, 2023	December 31, 2022
Computed "expected" tax expense	$ 51,977	$ 151,191	$ 187,681
Change in valuation allowance	50,231	27,713	(3,241)
Non-deductible compensation expenses	3,443	5,779	5,320
Deferred tax on unremitted foreign earnings	1,897	3,686	4,939
Foreign rate differential	13,817	16,607	17,628
Withholding taxes	(4,063)	(4,696)	(325)
Change in uncertain tax positions	(2,594)	(3,477)	8,167
State income taxes, net of federal benefit	(9,786)	(20,868)	10,738
Biofuel tax incentives	(127,081)	(125,006)	(77,189)
Global intangible low taxed income	1,882	14,943	5,745
Change in contingent payment liability	(16,029)	(655)	—
Change in tax law	—	(5,890)	(13)
Equity compensation windfall	(341)	(2,241)	(13,441)
Other, net	(1,690)	2,482	617
	$ (38,337)	$ 59,568	$ 146,626

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 28, 2024 and December 30, 2023 are presented below (in thousands):

	December 28, 2024	December 30, 2023
Deferred tax assets:		
Loss contingency reserves	$ 14,099	$ 15,247
Employee benefits	13,715	15,466
Pension liability	3,307	3,193
Interest expense carryforwards	87,702	53,591
Tax loss carryforwards	417,119	291,910
Tax credit carryforwards	2,771	2,051
Operating lease liabilities	56,484	57,503
Inventory	9,705	17,013
Accrued liabilities and other	62,800	23,090
Total gross deferred tax assets	667,702	479,064
Less valuation allowance	(86,927)	(40,063)
Net deferred tax assets	580,775	439,001
Deferred tax liabilities:		
Intangible assets amortization, including tax deductible goodwill	(256,453)	(248,146)
Property, plant and equipment depreciation	(192,280)	(242,666)
Investment in DGD Joint Venture	(316,993)	(324,583)
Operating lease assets	(55,221)	(56,098)
Tax on unremitted foreign earnings	(16,492)	(18,139)
Other	(13,990)	(29,832)
Total gross deferred tax liabilities	(851,429)	(919,464)
Net deferred tax liability	$ (270,654)	$ (480,463)
Amounts reported on Consolidated Balance Sheets:		
Non-current deferred tax asset	$ 22,368	$ 17,711
Non-current deferred tax liability	(293,022)	(498,174)
Net deferred tax liability	$ (270,654)	$ (480,463)

At December 28, 2024, the Company had net operating loss carryforwards for federal income tax purposes of approximately $1.4 billion which can be carried forward indefinitely. The Company had interest expense carryforwards of approximately $383.9 million and $141.5 million for federal and state income tax purposes, which may be carried forward indefinitely. The Company had approximately $583.0 million of net operating loss carryforwards for state income tax purposes, $430.8 million of which expire in 2025 through 2044 and $152.2 million of which can be carried forward indefinitely. The Company had foreign net operating loss carryforwards of approximately $273.6 million, $30.9 million of which expire in 2025 through 2038 and $242.7 million of which can be carried forward indefinitely. Also at December 28, 2024, the Company had U.S. federal and state tax credit carryforwards of approximately $2.4 million. As of December 28, 2024, the Company also had a valuation allowance of $86.9 million due to uncertainties in its ability to utilize certain of its state net operating loss and credit carryforwards, foreign net operating loss carryforwards and other foreign deferred tax assets.

At December 28, 2024, the Company had unrecognized tax benefits of approximately $10.8 million. All of the unrecognized tax benefits would favorably impact the Company's effective tax rate if recognized. The Company does not believe that unrecognized tax benefits will change in the next twelve months. The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized tax benefits as a component of income tax expense. As of December 28, 2024, interest and penalties related to unrecognized tax benefits were $2.2 million.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

	December 28, 2024	December 30, 2023
Balance at beginning of Year	$ 13,872	$ 17,842
Change in tax positions related to current year	(4,600)	(1,883)
Change in tax positions related to prior years	1,480	(1,986)
Change in tax positions due to settlement with tax authorities	—	—
Expiration of the statute of limitations	—	(101)
Balance at end of year	$ 10,752	$ 13,872

In fiscal 2024, the Company's major taxing jurisdictions are U.S. (federal and state), Belgium, Brazil, Canada, China, France, Germany, the Netherlands and Poland. The Company is subject to regular examination by various tax authorities. Although the final outcome of these examinations is not yet determinable, the Company does not anticipate that any of the examinations will have a significant impact on the Company's results of operations or financial position. The statute of limitations for the Company's major jurisdictions is open for varying periods, but is generally closed through the 2013 tax year.

The Company expects to have access to its offshore earnings with minimal to no additional U.S. tax impact. Therefore, the Company does not consider these earnings to be permanently reinvested offshore. As of December 28, 2024, a deferred tax liability of approximately $16.5 million has been recorded for any incremental taxes, including foreign withholding taxes, that are estimated to be incurred when those earnings are distributed to the U.S. in future years.

On August 16, 2022 the U.S. government enacted the IR Act that includes a new 15% alternative minimum tax based upon financial statement income ("book minimum tax"), a 1% excise tax on stock buybacks and tax incentives for energy and climate initiatives, among other provisions. The provisions of the IR Act are generally effective for periods after December 31, 2022 with no impact to our income tax provision or net deferred tax assets. The blender tax credits, which are refundable excise tax credits, expired on December 31, 2024. The CFPC, a transferable income tax credit, becomes effective from 2025 through 2027. We are currently assessing these tax incentives which could materially change our tax rate in future years. We will continue to evaluate the applicability and effect of the IR Act as more guidance is issued.

The Organization for Economic Co-operation and Development (OECD) has a framework to implement a global minimum corporate income tax of 15% for companies with global revenues above certain thresholds (referred to as Pillar 2) that has been agreed upon in principle by over 140 countries. While it is not expected that the U.S. will enact legislation to adopt Pillar 2, certain countries in which the Company operates have adopted Pillar 2 legislation or are in the process of introducing legislation to implement Pillar 2. Although the framework provides model rules for applying the minimum tax, countries may enact Pillar 2 differently than the model rules and on different timelines and may adjust their domestic tax incentives in response to Pillar 2. Since the Company does not have significant operations in foreign jurisdictions with tax rates below the 15% minimum, Pillar 2 did not have a material impact in 2024; however, we are evaluating the potential consequences of Pillar 2 on our longer-term financial position.

NOTE 13.   STOCKHOLDERS' EQUITY AND STOCK-BASED COMPENSATION

The Company's Board of Directors approved a share repurchase program in August 2017, which was refreshed on June 21, 2024 up to an aggregate of $500.0 million of the Company's Common Stock depending on market conditions and extended to August 13, 2026. During fiscal 2024, fiscal 2023 and fiscal 2022, the Company repurchased approximately $34.3 million, $52.9 million and $125.5 million, including commissions, of its common stock in the open market, respectively. As of December 28, 2024, the Company has approximately $494.9 million remaining under the share repurchase program.

On May 9, 2017, the shareholders approved the Company's 2017 Omnibus Incentive Plan (the "2017 Omnibus Plan"). The 2017 Omnibus Plan replaced the Company's 2012 Omnibus Incentive Plan (the "2012 Omnibus Plan") for future grants. Under the 2017 Omnibus Plan, the Company can grant stock options, stock appreciation rights, non-vested and restricted stock (including performance stock), restricted stock units (including performance units), other stock-based awards, non-employee director awards, dividend equivalents and cash-based awards. Initially, there were up to 20,166,500 common shares available under the 2017 Omnibus Plan for grants to participants in any plan year (as such term is defined in the 2017 Omnibus Plan). Some of those shares have been issued pursuant to prior award agreements and some are subject to outstanding awards as detailed in the tables below. To the extent these outstanding awards are forfeited or expire without exercise, the shares will be returned to and available for future grants under the 2017 Omnibus Plan. The 2017 Omnibus Plan's purpose is to attract, retain and motivate employees, directors and third-party service providers of the Company and to encourage them to have a financial interest in the Company. The 2017 Omnibus Plan is administered by the Compensation Committee (the "Committee") of the Board of Directors. The Committee has the authority to select plan participants, grant awards, and determine the terms and conditions of such awards as provided in the 2017 Omnibus Plan. For each of fiscal 2024, 2023 and 2022, the Committee adopted an executive compensation program that includes a long-term incentive component (the "LTIP") for the Company's key employees, as a subplan under the terms of the 2017 Omnibus Plan. For each of the fiscal 2024, 2023 and 2022 LTIPs, participants received (i) performance share units ("PSUs") tied to a three-year, forward looking performance metric and (ii) restricted stock units ("RSUs") that vest 33.33% on the first, second and third anniversaries of grant. The principal purpose of the LTIP is to encourage the participants to enhance the value of the Company and, hence, the price of the Company's stock and the stockholders' return. In addition, the LTIP is designed to create retention incentives for the individual and to provide an opportunity for increased equity ownership by participants. See "Stock Option Awards", "Non-vested Stock and Restricted Stock Unit Awards" "Fiscal 2024 LTIP PSU Awards", "Fiscal 2023 LTIP PSU Awards" and "Fiscal 2022 LTIP PSU Awards" below for more information regarding the stock options, PSUs and RSUs granted and outstanding at December 28, 2024. At December 28, 2024, the number of common shares available for issuance under the 2017 Omnibus Plan was 6,252,517.

At December 28, 2024, $9.1 million of total future equity-based compensation expense (determined using the Black-Scholes option pricing model and Monte Carlo model for non-vested stock grants with performance based incentives) related to outstanding non-vested options and stock awards is expected to be recognized over a weighted average period of 1.2 years.

The following is a summary of stock-based compensation awards granted and/or outstanding during the years ended December 28, 2024, December 30, 2023 and December 31, 2022.

Stock Option Awards. Stock options to purchase shares of Darling common stock can be granted from time to time by the Committee to certain of the Company's employees as part of the Company's LTIP. The Committee included stock options as part of the LTIP from fiscal 2016 to fiscal 2020, until they were replaced by RSUs beginning in fiscal 2021. For options granted by the Committee the exercise price is equal to the closing price of Darling common stock on the date of grant. Stock options generally vest 33.33% on the first, second and third anniversaries of the grant date. The Company generally only grants nonqualified stock options, which generally terminate 10 years after the date of grant.

A summary of all stock option activity during fiscal 2022, 2023 and 2024, and outstanding as of the end of each such fiscal year is as follows:

	Number of shares	Weighted-avg. exercise price per share	Weighted-avg. remaining contractual life
Options outstanding at January 1, 2022	3,147,814	$ 17.43	5.2 years
Granted	—	—	
Exercised	(386,460)	18.84	
Forfeited	(4,767)	20.32	
Expired	—	—	
Options outstanding at December 31, 2022	2,756,587	17.23	4.3 years
Granted	—	—	
Exercised	(223,000)	20.43	
Forfeited	(2,212)	26.54	
Expired	—	—	
Options outstanding at December 30, 2023	2,531,375	16.94	3.3 years
Granted	—	—	
Exercised	(119,651)	18.20	
Forfeited	(7,257)	19.12	
Expired	—	—	
Options outstanding at December 28, 2024	2,404,467	$ 16.87	2.4 years
Options exercisable at December 28, 2024	2,404,467	$ 16.87	2.4 years

For the year ended December 28, 2024, the amount of cash received from the exercise of options was approximately $0.4 million and the related tax benefit was approximately $0.7 million. For the years ended December 30, 2023 and December 31, 2022 the amount of cash received from the exercise of options was less than $0.1 million, respectively and the related tax benefit was approximately $1.2 million and $3.7 million, respectively. The total intrinsic value of options exercised for the years ended December 28, 2024, December 30, 2023 and December 31, 2022 was approximately $2.8 million, $9.5 million and $21.7 million, respectively. The fair value of shares vested for the years ended December 28, 2024, December 30, 2023 and December 31, 2022 was approximately $20.7 million, $33.0 million and $24.8 million, respectively. At December 28, 2024, the aggregate intrinsic value of options outstanding was approximately $39.9 million and the aggregate intrinsic value of options exercisable was approximately $39.9 million.

Non-Vested Stock and Restricted Stock Unit Awards. Prior to fiscal 2016, the Company granted non-vested stock and RSUs to participants in the LTIP. Starting in fiscal 2016, the Committee made changes to the LTIP and instead of non-vested stock and RSUs, the Company began to grant PSUs and stock options as part of the LTIP. In fiscal 2021, the Committee replaced the stock option component of the LTIP with RSUs. In addition, the Company grants individual non-vested stock and RSU awards to key employees from time to time at the discretion of the Committee, with each RSU equivalent to one share of common stock and payable upon vesting in an equivalent number of shares of Darling common stock. For grants made under the 2017 Omnibus Plan, all non-vested stock and RSU awards generally vest ratably on the first three anniversary dates of the grant. Generally, upon voluntary termination of employment or termination for cause, non-vested stock and RSU awards that have not vested are forfeited; whereas, generally, upon death, disability, qualifying retirement or termination without cause, a pro-rata portion of the unvested non-vested stock and RSU awards will vest and be payable.

Fiscal 2024 LTIP RSU awards and Restricted Stock awards. In fiscal 2024, the Committee granted 162,913 RSUs on January 3, 2024 under the Company's 2024 LTIP. The Committee did not make any discretionary non-vested stock or RSU grants in fiscal 2024.

Fiscal 2023 LTIP RSU awards and Restricted Stock awards. In fiscal 2023, the Committee granted 118,208 RSUs on January 3, 2023 under the Company's 2023 LTIP. On May 11, 2023 and August 7, 2023, the Committee awarded 4,432 and 1,980, respectively of RSUs under the Company's 2023 LTIP to newly hired executive officers, which will have the same vesting dates and terms as those issued to the other participants on January 3, 2023. On May 11, 2023, the Committee granted one of the newly hired executive officers a one-time grant of 44,304 RSUs as part of his employment package that will vest in three equal installments on the first, second and third anniversaries of the grant date.

Fiscal 2022 LTIP RSU awards and Restricted Stock awards. In fiscal 2022, the Committee granted 82,791 RSUs on January 3, 2022 under the Company's 2022 LTIP and a total of 41,625 discretionary non-vested and RSU awards.

A summary of the Company's non-vested stock and RSU award activity during fiscal 2022, 2023 and 2024, and outstanding as of the end of each such fiscal year, is as follows:

	Non-Vested, and RSU Shares	Weighted Average Grant Date Fair Value
Stock awards outstanding January 1, 2022	87,934	$ 56.93
Shares granted	124,416	70.67
Shares vested	(35,337)	58.23
Shares forfeited	(6,764)	66.67
Stock awards outstanding December 31, 2022	170,249	66.31
Shares granted	168,924	61.73
Shares vested	(70,251)	65.03
Shares forfeited	(3,270)	62.55
Stock awards outstanding December 30, 2023	265,652	63.78
Shares granted	162,913	49.01
Shares vested	(131,600)	63.45
Shares forfeited	(2,847)	43.72
Stock awards outstanding December 28, 2024	294,118	$ 55.94

Fiscal 2024 LTIP PSU Awards. On January 3, 2024, the Committee granted 244,376 PSUs under the Company's 2024 LTIP. The PSUs are tied to a three-year forward-looking performance period and will be earned based on the Company's average return on gross investment (ROGI) relative to the average ROGI of the Company's performance peer group companies, and then are subject to modification based on the Company's total shareholder return ("TSR") over the three-year performance period relative to the TSR of the Company's performance peer group companies, with all calculations being done in accordance with the terms of the award agreement, and with the earned award to be determined in the first quarter of fiscal 2027, after the final results for the relevant performance period are determined.

Fiscal 2023 LTIP PSU Awards. On January 3, 2023, the Committee granted 177,299 PSUs under the Company's 2023 LTIP. On May 11, 2023 and August 7, 2023, the Committee awarded 6,648 and 2,971, respectively, of PSUs under the 2023 LTIP to newly hired executive officers, which will have the same performance period and terms as those issued to the other participants on January 3, 2023. The PSUs are tied to a three-year forward-looking performance period and will be earned based on the Company's average ROGI relative to the average ROGI of the Company's performance peer group companies, and the Company's TSR relative to the TSR of the Company's performance peer group companies, with all calculations being done in accordance with the terms of the award agreement, and with the earned award to be determined in the first quarter of fiscal 2026, after the final results for the relevant performance period are determined.

Fiscal 2022 LTIP PSU Awards. On January 3, 2022, the Committee granted 115,615 PSUs under the Company's 2022 LTIP. The PSUs are tied to a three-year forward-looking performance period and will be earned based on the Company's average ROGI, relative to the average ROGI of the Company's performance peer group companies, and the Company's TSR relative to the TSR of the Company's performance peer group companies, with all calculations being done in accordance with the terms of the award agreement, and with the earned award to be determined in the first quarter of fiscal 2025, after the final results for the relevant performance period are determined.

Under the 2024 LTIP, 2023 LTIP and 2022 LTIP, PSUs were granted at target level; however, actual awards may vary between 0% and 225% of the target number of PSUs, depending on the performance level achieved. In addition, the number of PSUs earned may be reduced (up to 30%) or increased (capped at the maximum payout) based on the Company's TSR over the performance period.

A summary of the Company's LTIP PSU award activity during fiscal 2022, 2023 and 2024, and outstanding as of the end of each such fiscal year, is as follows:

	LTIP PSU Shares		Weighted Average Grant Date Fair Value
LTIP PSU awards outstanding January 1, 2022	1,399,178	$	20.82
Granted	115,615		75.13
Additional PSU awards vested from performance	367,746		21.50
Stock issued for PSUs	(1,429,198)		15.87
Forfeited	(14,035)		57.54
LTIP PSU awards outstanding December 31, 2022	439,306	$	50.58
Granted	186,918		66.67
Additional PSU awards vested from performance	263,221		31.80
Stock issued for PSUs	(473,824)		31.80
Forfeited	(11,078)		67.60
LTIP PSU awards outstanding December 30, 2023	404,543	$	67.33
Granted	244,376		53.43
Additional PSU awards vested from performance	142,600		61.12
Stock issued for PSUs	(257,918)		61.14
Forfeited	(9,316)		65.62
LTIP PSU awards outstanding December 28, 2024	524,285	$	62.24

The fair value of each PSU award under the Company's 2024 LTIP, 2023 LTIP and 2022 LTIP was estimated on the date of grant using a Monte Carlo model with the following weighted average assumptions for fiscal 2024, fiscal 2023 and fiscal 2022.

Weighted Average	2024	2023	2022
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	4.03%	4.13%	1.04%
Expected term	3.00 years	2.98 years	3.00 years
Expected volatility	41.9%	49.6%	44.1%

Nonemployee Director Restricted Stock Unit and Deferred Stock Unit Awards. The Company has historically paid a portion of the annual compensation package provided to its non-employee directors in equity, which since fiscal 2014 has been in the form of restricted stock units. During fiscal 2024 and fiscal 2023, each non-employee director received $150,000 of restricted stock units, while during fiscal 2022, each non-employee director received $135,000 of restricted stock units, with directors appointed after the annual meeting receiving a prorated portion of such amount. The number of restricted stock units issued is calculated using the closing price of the Company's stock on the date of grant. The award vests (and is no longer subject to forfeiture) on the first to occur of (i) the first anniversary of the grant date, (ii) the grantee's separation from service as a result of death or disability, or (iii) a change of control. The award will become "payable" in shares of the Company's stock in a single lump sum payment as soon as possible following a grantee's separation from service, subject to a grantee's right to elect earlier distributions under certain circumstances. If a grantee ceases to be a director for any reason other than death or disability prior to vesting, the grantee will receive a prorated amount of the award up to the date of separation. Beginning in fiscal 2022, non-employee directors may also elect to receive all or a portion of their cash fees in the form of deferred stock units ("DSUs"), which are payable in shares of the Company's common stock.

A summary of the Company's non-employee director RSU and DSU award activity during fiscal 2022, 2023 and 2024, and outstanding as of the end of each such fiscal year, is as follows:

	Director RSUs and Director DSUs Shares	Weighted Average Grant Date Fair Value
Stock awards outstanding January 1, 2022	186,175	$ 22.43
Shares granted	22,759	73.03
Shares where the restriction lapsed	—	—
Shares forfeited	—	—
Stock awards outstanding December 31, 2022	208,934	27.94
Shares granted	30,676	59.36
Shares where the restriction lapsed	(70,475)	24.69
Shares forfeited	(1,007)	61.01
Stock awards outstanding December 30, 2023	168,128	34.84
Shares granted	38,027	44.62
Shares where the restriction lapsed	(31,351)	28.46
Shares forfeited	(2,640)	44.52
Stock awards outstanding December 28, 2024	172,164	$ 38.01

NOTE 14.   COMPREHENSIVE INCOME/(LOSS)

The Company follows Financial Accounting Standards Board ("FASB") authoritative guidance for reporting and presentation of comprehensive income or loss and its components. Other comprehensive income (loss) is derived from adjustments that reflect pension adjustments, natural gas swap adjustments, corn option adjustments, soybean meal forward adjustments, interest swap adjustments, foreign exchange forward and option adjustments, heating oil swap adjustments and foreign currency translation adjustments.

In fiscal 2024, fiscal 2023 and fiscal 2022, the Company's DGD Joint Venture entered into heating oil derivatives that were deemed to be cash flow hedges. As a result, the Company has accrued the other comprehensive income/ (loss) portion belonging to Darling with an offset to the investment in DGD as required by FASB ASC Topic 323.

The components of other comprehensive income/(loss) and the related tax impacts for the years ended December 28, 2024, December 30, 2023 and December 31, 2022 are as follows (in thousands):

	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
Year Ended December 31, 2022			
Defined Benefit Pension Plans			
Actuarial gain/(loss) recognized	$ 9,884	$ (2,645)	$ 7,239
Amortization of actuarial gain/(loss)	2,235	(584)	1,651
Amortization of prior service costs	22	(5)	17
Amortization of settlement	(22)	5	(17)
Special termination benefits recognized	38	(10)	28
Other	48	—	48
Total defined benefit pension plans	12,205	(3,239)	8,966
Soybean meal option derivatives			
Reclassified to earnings	(521)	132	(389)
Activity recognized in other comprehensive income (loss)	975	(247)	728
Total soybean meal derivatives	454	(115)	339
Heating oil swap derivatives at DGD			
Activity recognized in other comprehensive income (loss)	(3,294)	836	(2,458)
Total heating oil derivatives	(3,294)	836	(2,458)
Corn option derivatives			
Reclassified to earnings	15,408	(3,914)	11,494
Activity recognized in other comprehensive income (loss)	(10,653)	2,706	(7,947)
Total corn options	4,755	(1,208)	3,547
Foreign exchange derivatives			
Reclassified to earnings	(14,549)	4,737	(9,812)
Activity recognized in other comprehensive income (loss)	32,644	(10,628)	22,016
Total foreign exchange derivatives	18,095	(5,891)	12,204

Foreign currency translation		(89,686)		1,830	(87,856)
Other comprehensive income/(loss)	$	(57,471)	$	(7,787)	$ (65,258)

Year Ended December 30, 2023

Defined Benefit Pension Plans					
Actuarial gain/(loss) recognized	$	1,669	$	(650)	$ 1,019
Amortization of actuarial gain/(loss)		1,725		(427)	1,298
Amortization of prior service costs		(1)		—	(1)
Amortization of settlement		(58)		14	(44)
Other		12		—	12
Total defined benefit pension plans		3,347		(1,063)	2,284
Soybean meal option derivatives					
Reclassified to earnings		(627)		159	(468)
Activity recognized in other comprehensive income (loss)		(3)		1	(2)
Total soybean meal derivatives		(630)		160	(470)
Heating oil swap derivatives at DGD					
Activity recognized in other comprehensive income (loss)		45,268		(11,053)	34,215
Total heating oil derivatives		45,268		(11,053)	34,215
Corn option derivatives					
Reclassified to earnings		(1,537)		390	(1,147)
Activity recognized in other comprehensive income (loss)		1,627		(412)	1,215
Total corn options		90		(22)	68
Interest swap derivatives					
Reclassified to earnings		(1,843)		448	(1,395)
Activity recognized in other comprehensive income (loss)		5,818		(1,414)	4,404
Total interest swap derivatives		3,975		(966)	3,009
Foreign exchange derivatives					
Reclassified to earnings		(34,491)		11,822	(22,669)
Activity recognized in other comprehensive income (loss)		40,170		(13,769)	26,401
Total foreign exchange derivatives		5,679		(1,947)	3,732
Foreign currency translation		140,618		(967)	139,651
Other comprehensive income/(loss)	$	198,347	$	(15,858)	$ 182,489

Year Ended December 28, 2024

Defined Benefit Pension Plans					
Actuarial gain/(loss) recognized	$	2,323	$	(568)	$ 1,755
Amortization of actuarial gain/(loss)		1,367		(326)	1,041
Amortization of prior service costs		23		(3)	20
Amortization of settlement		(10)		3	(7)
Total defined benefit pension plans		3,703		(894)	2,809
Soybean meal option derivatives					
Reclassified to earnings		(33)		8	(25)
Activity recognized in other comprehensive income (loss)		—		—	—
Total soybean meal derivatives		(33)		8	(25)
Heating oil swap derivatives at DGD					
Activity recognized in other comprehensive income (loss)		(43,567)		10,587	(32,980)
Total heating oil derivatives		(43,567)		10,587	(32,980)
Corn option derivatives					
Reclassified to earnings		(947)		230	(717)
Activity recognized in other comprehensive income (loss)		819		(199)	620
Total corn options		(128)		31	(97)
Interest swap derivatives					
Reclassified to earnings		(49,334)		11,988	(37,346)
Activity recognized in other comprehensive income (loss)		51,042		(12,403)	38,639
Total interest swap derivatives		1,708		(415)	1,293
Foreign exchange derivatives					
Reclassified to earnings		980		(332)	648
Activity recognized in other comprehensive income (loss)		(61,120)		20,726	(40,394)
Total foreign exchange derivatives		(60,140)		20,394	(39,746)
Foreign currency translation		(417,537)		2,395	(415,142)
Other comprehensive income/(loss)	$	(515,994)	$	32,106	$ (483,888)

	Fiscal Year Ended			
	December 28, 2024	December 30, 2023	December 31, 2022	Statement of Operations Classification
Derivative instruments				
Soybean meal option derivatives	$ 33	$ 627	$ 521	Total net sales
Foreign exchange derivatives	(980)	34,491	14,549	Total net sales
Corn option derivatives	947	1,537	(15,408)	Cost of sales and operating expenses
Interest rate swap derivatives	49,334	1,843	—	Foreign currency gain/(loss) and interest expense
	49,334	38,498	(338)	Total before tax
	(11,894)	(12,819)	(955)	Income taxes
	37,440	25,679	(1,293)	Net of tax
Defined benefit pension plans				
Amortization of prior service cost	$ (23)	$ 1	$ (22)	(a)
Amortization of actuarial loss	(1,367)	(1,725)	(2,235)	(a)
Amortization of settlement	10	58	22	(a)
Special termination benefits recognized	—	—	(38)	(a)
	(1,380)	(1,666)	(2,273)	Total before tax
	326	413	594	Income taxes
	(1,054)	(1,253)	(1,679)	Net of tax
Total reclassifications	$ 36,386	$ 24,426	$ (2,972)	Net of tax

(a) These items are included in the computation of net periodic pension cost. See Note 15 Employee Benefit Plans for additional information.

The following table presents changes in each component of accumulated comprehensive loss as of December 28, 2024 as follows (in thousands):

	Fiscal Year Ended December 28, 2024			
	Foreign Currency Translation	Derivative Instruments	Defined Benefit Pension Plans	Total
Accumulated Other Comprehensive income/(loss) December 30, 2023, attributable to Darling, net of tax	$ (231,678)	$ 47,730	$ (14,398)	$ (198,346)
Other comprehensive income before reclassifications	(415,142)	(34,115)	1,755	(447,502)
Amounts reclassified from accumulated other comprehensive income/(loss)	—	(37,440)	1,054	(36,386)
Net current-period other comprehensive income/(loss)	(415,142)	(71,555)	2,809	(483,888)
Noncontrolling interest	2,007	—	—	2,007
Accumulated Other Comprehensive income/(loss) December 28, 2024, attributable to Darling, net of tax	$ (648,827)	$ (23,825)	$ (11,589)	$ (684,241)

NOTE 15. EMPLOYEE BENEFIT PLANS

The Company has retirement and pension plans covering a substantial number of its domestic and foreign employees. Most retirement benefits are provided by the Company under separate final-pay noncontributory and contributory defined benefit and defined contribution plans for all salaried and hourly employees (excluding those covered by union-sponsored plans) who meet service and age requirements. Although various defined benefit formulas exist for employees, generally these are based on length of service and earnings patterns during employment. Effective January 1, 2012, the Company's Board of Directors authorized the Company to proceed with the restructuring of its domestic retirement benefit program to include the closing of Darling's domestic salaried and hourly defined benefit plans to new participants as well as the freezing of service and wage accruals thereunder effective December 31, 2011 (a curtailment of these plans for financial reporting purposes) and the enhancing of benefits under the Company's domestic defined contribution plans. The Company-sponsored domestic hourly union plan has not been curtailed; however, several locations of the Company-sponsored domestic hourly union plan have been curtailed as a result of collective bargaining renewals for those sites.

The Company maintains defined contribution plans both domestically and at its foreign entities. The Company's matching portion and annual employer contributions to the Company's domestic defined contribution plans for fiscal 2024, 2023 and 2022 were approximately $15.4 million, $17.6 million and $10.1 million, respectively. The Company's matching portion and annual employer contributions to the Company's foreign defined contribution plans for fiscal 2024, 2023 and 2022 were approximately $9.4 million, $10.2 million and $8.6 million, respectively.

The Company recognizes the over-funded or under-funded status of the Company's defined benefit post-retirement plans as an asset or liability in the Company's balance sheet, with changes in the funded status recognized through comprehensive income/(loss) in the year in which they occur. The Company uses the month-end date of December 31 as the measurement date for all of the Company's defined benefit plans, which is the closest month-end to the Company's fiscal year-end. The following table sets forth the plans' funded status for the Company's domestic and foreign defined benefit plans and amounts recognized in the Company's Consolidated Balance Sheets based on the measurement date (December 31, 2024 and December 31, 2023) (in thousands):

	December 28, 2024	December 30, 2023
Change in projected benefit obligation:		
Projected benefit obligation at beginning of period	$ 172,354	$ 167,546
Plan acquisition	82	—
Service cost	3,171	2,714
Interest cost	7,640	7,836
Employee contributions	353	340
Plan combinations	1,715	—
Actuarial (gain)/loss	(4,736)	3,662
Benefits paid	(10,068)	(9,962)
Effect of settlement	(1,614)	(1,138)
Other (gain)/loss	(3,592)	1,356
Projected benefit obligation at end of period	165,305	172,354
Change in plan assets:		
Fair value of plan assets at beginning of period	155,412	147,766
Actual return on plan assets	4,853	13,312
Employer contributions	3,671	4,254
Employee contributions	353	340
Plan combinations	1,747	—
Benefits paid	(10,068)	(9,962)
Effect of settlement	(1,614)	(1,138)
Other gain/(loss)	(2,656)	840
Fair value of plan assets at end of period	151,698	155,412
Funded status	(13,607)	(16,942)
Net amount recognized	$ (13,607)	$ (16,942)
Amounts recognized in the consolidated balance sheets consist of:		
Noncurrent assets	$ 5,348	$ 4,928
Current liability	(1,279)	(1,149)
Noncurrent liability	(17,676)	(20,721)
Net amount recognized	$ (13,607)	$ (16,942)
Amounts recognized in accumulated other comprehensive loss consist of:		
Net actuarial loss	$ 16,212	$ 19,432
Prior service cost	(983)	(501)
Net amount recognized (a)	$ 15,229	$ 18,931

(a) Amounts do not include deferred taxes of $3.6 million and $4.5 million at December 28, 2024 and December 30, 2023, respectively.

The amounts included in "Other" in the above table reflect the impact of foreign currency exchange translation for plans in Brazil, Belgium, Canada, France, Germany, Japan, Netherlands, Poland and United Kingdom. The

Company's domestic pension plan benefits comprise approximately 67% and 69% of the projected benefit obligation for fiscal 2024 and fiscal 2023, respectively. Additionally, the Company has made required and tax deductible discretionary contributions to its domestic pension plans in fiscal 2024 and fiscal 2023 of approximately $0.4 million and $0.2 million, respectively. The Company made required tax deductible discretionary contributions to its foreign pension plans in fiscal 2024 and fiscal 2023 of approximately $3.3 million and $4.1 million, respectively.

A significant component of the overall decrease in the Company's benefit obligation for the fiscal year ended December 31, 2024 was from the change in the Company's actuarial gain in the weighted-average discount rates at the measurement dates, which increased from 4.62% at December 31, 2023 to 4.84% at December 31, 2024.

Information for pension plans with accumulated benefit obligations in excess of plan assets is as follows (in thousands):

	December 28, 2024	December 30, 2023
Projected benefit obligation	$ 43,258	$ 110,719
Accumulated benefit obligation	40,661	108,262
Fair value of plan assets	24,412	88,939

The Company's service cost component of net periodic pension cost is included in compensation costs while all components of net periodic pension cost other than the service cost component are included in the line item "Other income/(expense), net" in the Company's Consolidated Statements of Operations.

Net pension cost includes the following components (in thousands):

	December 28, 2024	December 30, 2023	December 31, 2022
Service cost	$ 3,171	$ 2,714	$ 3,149
Interest cost	7,640	7,836	5,231
Expected return on plan assets	(7,228)	(7,958)	(8,604)
Net amortization and deferral	1,390	1,724	2,257
Settlement	(10)	(58)	(22)
Special termination benefit recognized	—	—	38
Net pension cost	$ 4,963	$ 4,258	$ 2,049

Weighted average assumptions used to determine benefit obligations were:

	December 28, 2024	December 30, 2023	December 31, 2022
Discount rate	4.84%	4.62%	4.82%
Rate of compensation increase	0.61%	0.61%	0.55%

Weighted average assumptions used to determine net periodic benefit cost for the employee benefit pension plans were:

	December 28, 2024	December 30, 2023	December 31, 2022
Discount rate	3.55%	4.26%	0.68%
Rate of increase in future compensation levels	0.57%	0.57%	0.51%
Expected long-term rate of return on assets	5.30%	5.72%	4.75%

Consideration was made to the long-term time horizon for the (U.S. and Canada's) plans' benefit obligations as well as the related asset class mix in determining the expected long-term rate of return. Historical returns are also considered, over the long-term time horizon, in determining the expected return. Considering the overall asset mix of approximately 31% equity and 69% fixed income with equity exposure on a declining trend since the implementation of the dynamic asset allocation glide path (the "Glide Path") for the U.S. plans, the Company believes it is reasonable to expect a long-term rate of return of 5.9% for the (U.S. and Canada's) plans' investments as a whole. The remaining foreign plans' assets are principally invested under insurance contracts arrangements which have weighted average expected long-term rate of returns of 2.3%.

The investment objectives have been established in conjunction with a comprehensive review of the current and projected financial requirements. The primary investment objectives are: 1) to have the ability to pay all benefit and expense obligations when due; 2) to maximize investment returns within reasonable and prudent levels of risk in order to minimize contributions; and 3) to maintain flexibility in determining the future level of contributions.

Investment results and changing discount rates are the most critical elements in achieving funding objectives; however, contributions are used as a supplemental source of funding as deemed appropriate.

The investment guidelines are based upon an investment horizon of greater than ten years; therefore, interim fluctuations are viewed with this perspective. The strategic asset allocation is based on this long-term perspective and the plans' funded status. However, because the participants' average age is somewhat older than the typical average plan age, consideration is given to retaining some short-term liquidity. Analysis of the cash flow projections of the plans indicates that benefit payments will continue to exceed contributions. The results of a thorough asset-liability study completed during 2012 established the Glide Path by which the U.S. plans' asset allocations are determined. The Glide Path designates intervals based on funded status which contain a corresponding allocation to equities/real assets and fixed income. As the U.S. plans' funded status improves, the allocations become more conservative, and the opposite is true when the funded status declines.

Fixed Income	35% - 80%
Equities	20% - 65%

The equity allocation is invested in stocks traded on one of the U.S. stock exchanges or in foreign companies whose stock is traded outside the U.S. and/or companies that conduct the major portion of their business outside the U.S. Securities convertible into such stocks, convertible bonds and preferred stock, may also be purchased. The portfolio may invest in American Depository Receipts ("ADR"). The majority of the equities are invested in mutual funds that are well-diversified among growth and value stocks, as well as large, mid, and small cap assets. This mix is balanced based on the understanding that large cap stocks are historically less volatile than small cap stocks: however, smaller cap stocks have historically outperformed larger cap stocks. The emerging markets portion of the equity allocation is held below 10% due to greater volatility in the asset class. Risk adjusted returns are the primary driver of allocation choices within these asset classes. The portfolio is well-diversified in terms of companies, industries and countries.

The diversified asset portion of the allocation will invest in securities with a goal to outpace inflation and preserve their value. The securities in this allocation may consist of inflation-indexed bonds, securities of real estate companies, commodity index-linked notes, fixed-income securities, securities of natural resource companies, master limited partnerships, publicly-listed infrastructure companies, and floating rate debt.

With two of the U.S. plans approaching a funded status of around 100% in fiscal 2023, the investment strategy for these two plans was changed from the Glide Path strategy into a liability driven investment strategy.

All investment objectives are expected to be achieved over a market cycle anticipated to be a period of five to seven years. Reallocations are performed on a monthly basis to retain target allocation ranges. On a quarterly basis the plans' funded status will be recalculated to determine which Glide Path interval allocation is appropriate.

The following table presents fair value measurements for the Company's defined benefit plans' assets as categorized using the fair value hierarchy under FASB authoritative guidance (in thousands):

(In thousands of dollars)	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Balances as of December 30, 2023				
Fixed Income:				
Long Term	$ 91,921	$ 91,921	$ —	$ —
Short Term	3,374	3,374	—	—
Equity Securities:				
Domestic equities	22,429	22,429	—	—
International equities	19,011	19,011	—	—
Insurance contracts	18,677	—	16,659	2,018
Totals	$ 155,412	$ 136,735	$ 16,659	$ 2,018
Balances as of December 28, 2024				
Fixed Income:				
Long Term	$ 91,016	$ 91,016	$ —	$ —
Short Term	2,905	2,905	—	—
Equity Securities:				
Domestic equities	19,290	19,290	—	—
International equities	17,727	17,727	—	—
Insurance contracts	20,760	—	18,777	1,983
Totals	$ 151,698	$ 130,938	$ 18,777	$ 1,983

The majority of the U.S. and Canada plan pension assets are invested in mutual funds; however, some assets are invested in pooled separate accounts ("PSA") which have similar mutual fund counterparts. PSA accounts are generally used to access lower fund management expenses when compared to their mutual fund counterparts. The mutual funds are generally invested in institutional shares, retirement shares, or A-shares with no loads. The fair value of each mutual fund and PSA is based on the market value of the underlying investments. The majority of the foreign pension assets are held under insurance contracts where the investment risk for the accumulated benefit obligation rests with the insurer, which the Company has no specific detailed asset information.

The fair value measurement of plan assets using significant unobservable inputs (level 3) changed due to the following:

(in thousands of dollars)	Insurance Contracts
Balance as of December 31, 2022	$ 1,743
Unrealized gains (losses) relating to instruments still held in the reporting period.	209
Purchases, sales, and settlements	—
Exchange rate changes	66
Balance as of December 30, 2023	2,018
Unrealized gains (losses) relating to instruments still held in the reporting period.	83
Purchases, sales, and settlements	—
Exchange rate changes	(118)
Balance as of December 28, 2024	$ 1,983

Contributions

The Company's funding policy for employee benefit pension plans is to contribute annually not less than the minimum amount required nor more than the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

Based on current actuarial estimates, the Company expects to make payments of approximately $3.8 million to meet funding requirements for its domestic and foreign pension plans in fiscal 2025.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Year Ending	Pension Benefits
2025	$ 14,156
2026	11,833
2027	13,250
2028	13,043
2029	13,375
Years 2030 – 2034	61,865

Multiemployer Pension Plans

The Company participates in various multiemployer pension plans which provide defined benefits to certain employees covered by labor contracts in the United States. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts to meet their pension benefit obligations to their participants. The FASB issued guidance requiring companies to provide additional disclosures related to individually significant multiemployer pension plans. The Company's contributions to each individual multiemployer plan represent less than 5% of the total contributions to each such plan. Based on the most currently available information, the Company has determined that, if a withdrawal were to occur, withdrawal liabilities on two of the plans in which the Company currently participates could be material to the Company. The following table provides more detail on these significant multiemployer plans (contributions in thousands):

Pension Fund	EIN Pension Plan Number	Pension Protection Act Zone Status 2024	2023	FIP/RP Status Pending/ Implemented	Contributions 2024	2023	2022	Expiration Date of Collective Bargaining Agreement
Western Conference of Teamsters Pension Plan	91-6145047 / 001	Green	Green	No	$ 1,465	$ 1,443	$ 1,516	December 2028 (b)
Central States, Southeast and Southwest Areas Pension Plan (a)	36-6044243 / 001	Green	Green	Yes	513	714	899	December 2026 (c)
All other multiemployer plans					1,626	1,476	1,035	
Total Company Contributions					$ 3,604	$ 3,633	$ 3,450	

(a) As of its most recent public filing, the Central States, Southeast and Southwest Areas Pension Plan (Central States) was in the critical or red zone. In January 2023, however, the Pension Benefit Guaranty Corporation provided $35.8 billion in Special Financial Assistance (SFA) funds to Central States under the American Rescue Plan Act of 2021. Due to this SFA funding, Central States is projected to now have zone status of green.

(b) The Company has several processing plants that participate in the Western Conference of Teamsters Pension Plan under collective bargaining agreements that require minimum funding contributions. The agreements have expiration dates through December 31, 2028.

(c) The Company has several processing plants that participate in the Central States, Southeast and Southwest Areas Pension Plan under collective bargaining agreements that require minimum funding contributions. Certain of these agreements have expired and are being negotiated with others having expiration dates through December 15, 2026.

With respect to the other multiemployer pension plans in which the Company participates and which are not individually significant, five plans have certified as critical or red zone, as defined by the Pension Protection Act of 2006. The Company's portion of contributions to all plans amounted to $3.6 million, $3.6 million and $3.5 million for the years ended December 28, 2024, December 30, 2023 and December 31, 2022, respectively.

The Company has withdrawal liabilities recorded on four U.S. multiemployer plans in which it participated. As of December 28, 2024, the Company has an aggregate accrued liability of approximately $4.4 million representing the present value of scheduled withdrawal liability payments on the remaining multiemployer plans that have given notices of withdrawals. While the Company has no ability to calculate a possible current liability for under-funded multiemployer plans that could terminate or could require additional funding under the Pension Protection Act of 2006, the amounts could be material.

NOTE 16.   DERIVATIVES

The Company's operations are exposed to market risks relating to commodity prices that affect the Company's cost of raw materials, finished product prices and energy costs and the risk of changes in interest rates and foreign currency exchange rates. The Company makes limited use of derivative instruments to manage cash flow risks related to natural gas usage, diesel fuel usage, inventory, forecasted sales and foreign currency exchange rates. The Company does not use derivative instruments for trading purposes.

At December 28, 2024, the Company had foreign currency options and forward contracts, interest rate swaps and corn options and forward contracts outstanding that qualified and were designated for hedge accounting as well as corn options and forward contracts and foreign currency forward contracts that did not qualify and were not designated for hedge accounting.

Cash Flow Hedges

In fiscal 2023, the Company entered into interest rate swaps that are designated as cash flow hedges. The notional amount of these swaps totaled $900.0 million. Under the contracts, the Company is obligated to pay a weighted average rate of 4.007% while receiving the 1-month SOFR rate. Under the terms of the interest rate swaps, the Company hedged a portion of its variable rate debt into the first quarter of 2026. At December 28, 2024, the aggregate fair value of these interest rate swaps was approximately $4.2 million. These amounts are included in other current assets, other assets, accrued expenses and noncurrent liabilities on the balance sheet, with an offset recorded in accumulated other comprehensive loss. At December 30, 2023, the aggregate fair value of these interest rate swaps was approximately $3.7 million. These amounts are included in other current assets, accrued expenses and noncurrent liabilities on the balance sheet, with an offset recorded in accumulated other comprehensive loss.

In fiscal 2023, the Company also entered into cross currency swaps that are designated as cash flow hedges. The notional amount of these swaps was €519.2 million. Under the contracts, the Company is obligated to pay a 4.6% euro denominated fixed rate while receiving a weighted average U.S. dollar fixed rate of 5.799%. Under the terms of the cross currency swaps, the Company hedged its intercompany notes receivable into the first quarter of 2025. Accordingly, changes in the fair value of the cash flow hedge are initially recorded as gains and/or losses as a component of accumulated other comprehensive loss. We immediately reclassify from accumulated other comprehensive loss to earnings an amount to offset the remeasurement recognized in earnings associated with the respective intercompany loan. Additionally, we reclassify amounts from accumulated other comprehensive loss associated with the interest rate differential between the U.S. dollar and euro to interest expense. At December 28, 2024, the aggregate fair value of these cross currency swaps was approximately $22.2 million. These amounts are included in other current assets on the balance sheet, with an offset recorded in accumulated other comprehensive loss. At December 30, 2023, the aggregate fair value of these cross currency swaps was approximately $10.8 million. These amounts are included in other current assets and noncurrent liabilities on the balance sheet, with an offset recorded in accumulated other comprehensive loss.

In fiscal 2024, fiscal 2023 and fiscal 2022, the Company entered into foreign exchange option and forward contracts that are considered cash flow hedges. Under the terms of the foreign exchange contracts, the Company hedged a portion of its forecasted sales in currencies other than the functional currency through the fourth quarter of fiscal 2026. At December 28, 2024, the aggregate fair value of these foreign exchange contracts was approximately $32.6 million. These amounts are included in other assets, accrued expenses and noncurrent liabilities on the balance sheet, with an offset recorded in accumulated other comprehensive loss. At December 30, 2023, the aggregate fair value of these foreign exchange contracts was approximately $15.9 million, respectively.

These amounts are included in other current assets and accrued expenses on the balance sheet, with an offset recorded in accumulated other comprehensive loss.

In fiscal 2024, the Company entered into corn option and forward contracts that are considered cash flow hedges. Under the terms of the corn option and forward contracts the Company hedged a portion of its forecasted sales of BBP through the second quarter of fiscal 2025. At December 28, 2024 and December 30, 2023, the aggregate fair value of the corn contracts was approximately $0.1 million and zero, respectively. These amounts are included in other current assets and accrued expenses on the balance sheet.

The Company may enter into soybean meal forward contracts, natural gas swap contracts and heating oil swap and option contracts from time to time. There were no open designated soybean meal forward, natural gas swap or heating oil swap and option contracts entered into by the Company at December 28, 2024 and December 30, 2023, respectively.

At December 28, 2024, the Company had the following outstanding forward contract amounts that were entered into to hedge the future payments of intercompany note transactions, foreign currency transactions in currencies other than the functional currency and forecasted transactions in currencies other than the functional currency (in thousands):

Functional Currency		Contract Currency	
Type	Amount	Type	Amount
Brazilian real	515,922	Euro	80,054
Brazilian real	2,864,438	U.S. Dollar	506,181
Euro	37,123	U.S. Dollar	39,104
Euro	87,275	Polish zloty	373,446
Euro	10,875	Japanese yen	1,753,983
Euro	25,413	Chinese renminbi	195,569
Euro	18,141	Australian dollar	29,770
Euro	4,075	British pound	3,384
Polish zloty	47,915	Euro	11,211
Polish zloty	469	U.S. dollar	116
British pound	346	Euro	416
British pound	247	U.S. dollar	312
Japanese yen	23,557	U.S. dollar	154
U.S. dollar	71	Japanese yen	10,807
U.S. dollar	562,340	Euro	519,182
Australian dollar	478	U.S. dollar	305

The above foreign currency contracts had an aggregate fair value of approximately $14.3 million and are included in other current assets, accrued expenses and noncurrent liabilities at December 28, 2024.

The Company estimates the amount that will be reclassified from accumulated other comprehensive loss at December 28, 2024 into earnings over the next 12 months will be approximately $36.6 million. As of December 28, 2024, no amounts have been reclassified into earnings as a result of the discontinuance of cash flow hedges.

The table below summarizes the effect of derivatives not designated as hedges on the Company's consolidated statements of operations for the year ended December 28, 2024, December 30, 2023 and December 31, 2022 (in thousands):

Derivatives not designated as hedging instruments	Location	Loss or (Gain) Recognized in Income on Derivatives Not Designated as Hedges		
		For The Year Ended		
		December 28, 2024	December 30, 2023	December 31, 2022
Foreign exchange	Foreign currency loss/(gain)	$ (3,466)	$ (2,031)	$ 42,690
Foreign exchange	Total net sales	966	(1,789)	(1,108)
Foreign exchange	Cost of sales and operating expenses	(270)	(294)	(949)
Foreign exchange	Selling, general and administrative expense	16,908	(7,109)	(4,200)
Corn options and futures	Net sales	652	1,945	(2,092)
Corn options and futures	Cost of sales and operating expenses	(1,295)	(3,085)	5,447
Heating oil swaps and options	Selling, general and administrative expense	—	49	122
Soybean meal	Total net sales	—	282	(1,730)
Total		$ 13,495	$ (12,032)	$ 38,180

At December 28, 2024, the Company had forward purchase agreements in place for purchases of approximately $128.7 million of natural gas and diesel fuel. The Company intends to take physical delivery of the commodities under the forward purchase agreements and accordingly, these contracts are not subject to the requirements of fair value accounting because they qualify as normal purchases.

NOTE 17. FAIR VALUE MEASUREMENT

FASB authoritative guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements including guidance related to nonrecurring measurements of nonfinancial assets and liabilities.

The following tables present the Company's financial instruments that are measured at fair value on a recurring and nonrecurring basis as of December 28, 2024 and December 30, 2023 and are categorized using the fair value hierarchy under FASB authoritative guidance. The fair value hierarchy has three levels based on the reliability of the inputs used to determine the fair value.

(In thousands of dollars)	Total	Fair Value Measurements at December 28, 2024 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Derivative assets	$ 30,693	$ —	$ 30,693	$ —
Total Assets	30,693	—	30,693	—
Liabilities				
Derivative liabilities	41,920	—	41,920	—
Contingent consideration	28,862	—	—	28,862
Total Liabilities	$ 70,782	$ —	$ 41,920	$ 28,862

(In thousands of dollars)	Total	Fair Value Measurements at December 30, 2023 Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Derivative assets	$ 29,000	$ —	$ 29,000	$ —
Total Assets	29,000	—	29,000	—
Liabilities				
Derivative liabilities	19,997	—	19,997	—
Contingent consideration	86,495	—	—	86,495
Total Liabilities	$ 106,492	$ —	$ 19,997	$ 86,495

Derivative assets and liabilities consist of the Company's corn option and future contracts, foreign currency forward and option contracts, interest rate swap contracts and cross currency swap contracts which represent the difference between the observable market rates of commonly quoted intervals for similar assets and liabilities in active markets and the fixed swap rate considering the instrument's term, notional amount and credit risk. See Note 16 Derivatives for discussion on the Company's derivatives.

The fair value measurement of contingent consideration liability uses significant unobservable inputs (level 3). We estimated the fair value of the FASA contingent consideration using a Monte Carlo simulation methodology from a third party that includes simulating the forecasted net income or earnings plus interest expense, taxes, depreciation and amortization ("EBITDA") using a Geometric Brownian Motion in a risk-neutral framework. The assumptions used in the FASA contingent consideration analysis as of December 28, 2024 included the EBITDA forecast through the remaining term of the contingent consideration, an EBITDA discount rate, an EBITDA volatility, credit spread, risk-free rate and exchange rate. Significant increases and decreases in these inputs could result in a significantly lower or higher fair value measurement of the FASA contingent consideration. The changes in contingent consideration are due to the following:

(in thousands of dollars)	Contingent Consideration
Balance as of December 31, 2022	$ 169,903
Out of period correction	(85,144)
Total included in earnings during period	(5,835)
Exchange rate changes	7,571
Balance as of December 30, 2023	86,495
Total included in earnings during period	(46,706)
Exchange rate changes	(10,927)
Balance as of December 28, 2024	$ 28,862

The fair value of financial instruments that are not carried at fair value are as follows:

| | | Fair Value Measurements at December 28, 2024 Using | | |
| | | Quoted Prices in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs |
(In thousands of dollars)	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities				
6% Senior Notes	$ 982,500	$ —	$ 982,500	$ —
5.25% Senior Notes	490,000	—	490,000	—
3.625% Senior Notes	534,908	—	534,908	—
Term loan A-1	395,015	—	395,015	—
Term loan A-2	469,516	—	469,516	—
Term loan A-3	296,261	—	296,261	—
Term loan A-4	478,844	—	478,844	—
Revolver	264,330	—	264,330	—
Total Liabilities	$ 3,911,374	$ —	$ 3,911,374	$ —

| | | Fair Value Measurements at December 30, 2023 Using | | |
| | | Quoted Prices in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs |
(In thousands of dollars)	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities				
6% Senior Notes	$ 1,000,000	$ —	$ 1,000,000	$ —
5.25% Senior Notes	493,100	—	493,100	—
3.625% Senior Notes	560,994	—	560,994	—
Term loan A-1	398,000	—	398,000	—
Term loan A-2	478,844	—	478,844	—
Term loan A-3	298,500	—	298,500	—
Term loan A-4	488,172	—	488,172	—
Revolver	604,766	—	604,766	—
Total Liabilities	$ 4,322,376	$ —	$ 4,322,376	$ —

The fair value of the senior notes, term loan A-1, term loan A-2, term loan A-3, term loan A-4 and revolver debt is based on market quotation from third-party banks. The carrying amount for the Company's other debt is not deemed to be significantly different than the fair value and all other instruments have been recorded at fair value.

The carrying amount of cash, cash equivalents and restricted cash, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short maturity of these instruments and as such have been excluded from the table above.

NOTE 18.   RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

In fiscal 2024, the Company's management decided to close operations at three food segment locations. As a result, the Company incurred restructuring charges of approximately $2.1 million, which included employee termination costs of approximately $1.7 million and other restructuring costs of approximately $0.4 million. In addition, the Company's management decided to close one feed segment location and transfer operations for optimization opportunities. The Company incurred restructuring charges of approximately $3.7 million, which included employee termination costs of approximately $1.0 million and other restructuring costs of approximately $2.7 million.

In fiscal 2023, the Company's management decided to close or transfer operations for optimization opportunities at three feed segment locations in the U.S. As a result, the Company incurred asset impairment charges of approximately $2.9 million and other closure restructuring costs of approximately $1.0 million. Additionally in fiscal 2023, the Company incurred approximately $0.1 million of employee termination costs in the Feed Segment related to closing down of a processing location in Europe and transferring the material to another processing location. In addition to charges incurred in fiscal 2022, the Company incurred additional restructuring and asset impairment charges in fiscal 2023 related to the Peabody, Massachusetts, plant closure including employee termination and retention costs of approximately $5.4 million, asset impairment charges of approximately $1.8 million and other plant restructuring and closure costs of approximately $5.9 million. Additionally in fiscal 2023, the Company's Food segment incurred other employee severance costs of approximately $1.3 million and other restructuring costs of $0.1 million related to closing down of a processing location in Europe and transferring the material to another processing location.

In fiscal 2022, the Company's management reviewed our global network of collagen plants for optimization opportunities and decided to close our Peabody, Massachusetts, plant in 2023. As a result of the restructuring, the Company incurred asset impairment charges in the food segment of approximately $21.1 million. In addition, in the second quarter of fiscal 2022, the Company lost a large raw material customer at a plant location in Canada that resulted in an asset impairment charge to the Company's intangible assets of approximately $8.6 million. The Company has recorded these impairments in the restructuring and asset impairment charges line in the Consolidated Statement of Operations.

NOTE 19.   CONCENTRATION OF CREDIT RISK

Concentration of credit risk is generally limited due to the Company's diversified customer base and the fact that the Company sells commodities. During fiscal year 2024, 2023 and 2022, approximately 17%, 20% and 17% of our total net sales were to the DGD Joint Venture. No single customer accounted for more than 10% of our accounts receivable at December 28, 2024. At December 30, 2023, approximately 22%, respectively of our accounts receivable were due from the DGD Joint Venture. See Note 23 for additional discussion of the Company's transactions with the DGD Joint Venture.

NOTE 20.   CONTINGENCIES

The Company is a party to various lawsuits, claims and loss contingencies arising in the ordinary course of its business, including insured worker's compensation, auto, and general liability claims, assertions by certain regulatory and governmental agencies related to various matters including labor and employment, employees benefits, occupational safety and health, wage and hour, compliance, sustainability, permitting requirements, environmental matters, including air, wastewater and storm water discharges from the Company's processing facilities and other federal, state and local issues, litigation involving tort, contract, statutory, labor, employment, and other claims, and tax matters.

The Company's workers compensation, auto and general liability policies contain significant deductibles or self-insured retentions. The Company estimates and accrues its expected ultimate claim costs related to accidents occurring during each fiscal year under these insurance policies and carries this accrual as a reserve until these claims are paid by the Company.

As a result of the matters discussed above, the Company has established loss reserves for insurance, regulatory, governmental, environmental and litigation. At December 28, 2024 and December 30, 2023, the reserves for insurance, regulatory, governmental, environmental and litigation reflected on the balance sheet in accrued expenses and other non-current liabilities was approximately $97.1 million and $95.1 million, respectively. The Company has insurance recovery receivables reflected on the balance sheet in other assets of approximately $39.0 million and $36.0 million as of December 28, 2024 and December 30, 2023, related to the insurance contingencies. The Company's management believes these reserves for contingencies are reasonable and sufficient based upon present governmental regulations and information currently available to management; however, there can be no assurance that final costs related to these contingencies will not exceed current estimates. The Company believes that the likelihood is remote that any additional liability from the lawsuits and claims that may not be covered by insurance would have a material effect on the Company's financial position, results of operations or cash flows.

Lower Passaic River Area. In December 2009, the Company, along with numerous other entities, received notice from the United States Environmental Protection Agency ("EPA") that the Company (as alleged successor-in-interest to The Standard Tallow Corporation) is considered a potentially responsible party (a "PRP") with respect to alleged contamination in the lower 17-mile area of the Passaic River (the "Lower Passaic River") which is part of the Diamond Alkali Superfund Site located in Newark, New Jersey. The Company's designation as a PRP is based upon the operation of former plant sites located in Newark and Kearny, New Jersey by The Standard Tallow Corporation, an entity that the Company acquired in 1996. In March 2016, the Company received another letter from the EPA notifying the Company that it had issued a Record of Decision (the "ROD") selecting a remedy for the lower 8.3 miles of the Lower Passaic River area at an estimated cost of $1.38 billion. The EPA letter made no demand on the Company and laid out a framework for remedial design/remedial action implementation under which the EPA would first seek funding from major PRPs. The letter indicated that the EPA had sent the letter to over 100 parties, which include large chemical and refining companies, manufacturing companies, foundries, plastic companies, pharmaceutical companies and food and consumer product companies. The Company asserts that it is not responsible for any liabilities of its former subsidiary The Standard Tallow Corporation, which was legally dissolved in 2000, and that, in any event, the Standard Tallow Corporation did not discharge any of the eight contaminants of concern identified in the ROD (the "COCs"). Subsequently, the EPA conducted a settlement analysis using a third-party allocator and offered early cash out settlements to those PRPs for whom the third-party allocator determined did not discharge any of the COCs. The Company participated in this allocation process, and in November 2019, received a cash out settlement offer from the EPA in the amount of $0.6 million ($0.3 million for each of the former plant sites in question) for liabilities relating to the lower 8.3 miles of the Lower Passaic River area. The Company accepted this settlement offer, and the settlement became effective on April 16, 2021 following the completion of the EPA's administrative approval process. In September 2021, the EPA released a ROD selecting an interim remedy for the upper nine miles of the Lower Passaic River at an expected additional cost of $441 million. In October 2022, the Company, along with other settling defendants, entered into a Consent Decree with the EPA pursuant to which the Company paid $0.3 million to settle liabilities for both of the former plant sites in question related to the upper nine miles of the Lower Passaic River. The Company paid this amount into escrow, as the settlement is subject to the EPA's administrative approval process, which includes publication, a public comment period and court approval. On September 30, 2016, Occidental Chemical Corporation ("OCC") entered into an agreement with the EPA to perform the remedial design for the cleanup plan for the lower 8.3 miles of the Lower Passaic River. On June 30, 2018, OCC filed a complaint in the United States District Court for the District of New Jersey against over 100 companies, including the Company, seeking cost recovery or contribution for costs under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") relating to various investigations and cleanups OCC has conducted or is conducting in connection with the Lower Passaic River. According to the complaint, OCC has incurred or is incurring costs which include the estimated cost to complete the remedial design for the cleanup plan for the lower 8.3 miles of the Lower Passaic River. OCC is also seeking a declaratory judgment to hold the defendants liable for their proper shares of future response costs, including the remedial action for the lower 8.3 miles of the Lower Passaic River. The Company, along with 40 of the other defendants, had previously received a release from OCC of its CERCLA contribution claim of $165 million associated with the costs to design the remedy for the lower 8.3 miles of the Lower Passaic River. Furthermore, the Company's settlements with the EPA described above could preclude certain of the claims alleged by OCC against the Company. The Company's ultimate liability, if any, for investigatory costs, remedial costs and/ or natural resource damages in connection with the Lower Passaic River area cannot be determined at this time; however, as of the date of this report, the Company has found no definitive evidence that the former Standard Tallow Corporation plant sites contributed any of the COCs to the Passaic River and, therefore, there is nothing that leads the Company to believe that this matter will have a material effect on the Company's financial position, results of operations or cash flows.

NOTE 21. BUSINESS SEGMENTS

In 2024, the Company adopted Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, on a retrospective basis.

The Company sells its products through a global network of over 260 locations across five continents within three industry segments: Feed Ingredients, Food Ingredients and Fuel Ingredients. The Company's segments are determined as those operations whose results are reviewed regularly by the chief operating decision maker ("CODM"), who is the Company's Chief Executive Officer, in deciding how to allocate resources and assess performance. Each segment is organized and managed based upon the nature of the Company's markets and customers and consists of similar products and services.

The following is a description of each segment's business operations:

Feed Ingredients
Feed Ingredients consists principally of (i) the Company's U.S. ingredients business, including the Company's fats and proteins, used cooking oil, trap grease, the Company's Canada ingredients business, and the ingredients and specialty products businesses conducted by Darling Ingredients International under the Sonac and FASA names

(proteins, fats, and blood products) and (ii) the Company's bakery residuals business. Feed Ingredients operations process animal by-products and used cooking oil into fats, proteins and hides.

<u>Food Ingredients</u>
Food Ingredients consists principally of (i) the collagen business conducted by Darling Ingredients International under the Rousselot and Gelnex names, (ii) the natural casings business conducted by Darling Ingredients International under the CTH name and (iii) certain specialty products businesses conducted by Darling Ingredients International under the Sonac name.

<u>Fuel Ingredients</u>
The Company's Fuel Ingredients segment consists of (i) the Company's investment in the DGD Joint Venture and (ii) the bioenergy business conducted by Darling Ingredients International under the Ecoson and Rendac names.

The performance of the operating segments is evaluated based on segment profit (loss) which includes all revenues, operating expenses (excluding certain amortization of intangibles), and selling, general and administrative expenses incurred at all operating locations and excludes general corporate expenses. The CODM uses segment profit (loss) as the measure to make resource (including financial or capital resources) allocation decisions for each segment, predominantly in the annual budget and forecasting process. The CODM considers budget-to-actual variances on a quarterly basis when evaluating performance for each segment and making decisions about capital allocation. Accounting policies have been applied consistently by all segments within the Company for all reporting periods. Intercompany revenue and expense amounts have been eliminated within each segment to report on the basis that management uses internally for evaluating segment performance.

Business Segments (in thousands):

	Feed Ingredients	Food Ingredients	Fuel Ingredients	Corporate (a)	Total
Fiscal Year Ended December 28, 2024					
Total net sales	$ 3,675,609	$ 1,489,101	$ 550,465	$ —	$ 5,715,175
Cost of sales and operating expenses	2,886,125	1,115,348	435,864	—	4,437,337
Gross Margin	789,484	373,753	114,601	—	1,277,838
Gain on sale of assets	(669)	(1,758)	(1,730)	—	(4,157)
Selling, general and administrative expenses	279,095	119,604	32,370	61,036	492,105
Restructuring and asset impairment charges	3,671	2,123	—	—	5,794
Depreciation and amortization	350,141	109,102	35,876	8,706	503,825
Acquisition and integration costs	—	—	—	7,842	7,842
Change in fair value of contingent consideration	(46,706)	—	—	—	(46,706)
Equity in net income of Diamond Green Diesel	—	—	149,082	—	149,082
Segment operating income/(loss)	203,952	144,682	197,167	(77,584)	468,217
Equity in net income of other unconsolidated subsidiaries	11,994	—	—	—	11,994
Segment income/(loss)	215,946	144,682	197,167	(77,584)	480,211
Total other expense (b)					(232,703)
Income before income taxes					$ 247,508
Segment assets at December 28, 2024	$ 4,100,841	$ 1,997,827	$ 2,489,149	$ 1,482,656	$10,070,473

(a) Included in corporate activities are general corporate expenses and the amortization of intangibles. Assets of corporate activities include cash, unallocated prepaid expenses, deferred tax assets, prepaid pension, and miscellaneous other assets.

(b) Total other expense includes interest expense, foreign currency gain (loss) and other income (expense). Interest expense and foreign currency gain (loss) are separately disclosed on our Statement of Operations. Other income/(expense) consists of interest income of approximately $16.0 million, casualty gain of approximately

$20.7 million, other pension expense excluding service cost of approximately $(1.8) million and other income (expense) of approximately $(12.6) million.

	Feed Ingredients	Food Ingredients	Fuel Ingredients	Corporate	Total
Fiscal Year Ended December 30, 2023					
Total net sales	$ 4,472,592	$ 1,752,065	$ 563,423	$ —	$ 6,788,080
Cost of sales and operating expenses	3,385,859	1,310,581	446,620	—	5,143,060
Gross Margin	1,086,733	441,484	116,803	—	1,645,020
Loss/(gain) on sale of assets	814	(8,144)	(91)	—	(7,421)
Selling, general and administrative expenses	310,363	128,464	23,543	80,164	542,534
Restructuring and asset impairment charges	4,026	14,527	—	—	18,553
Depreciation and amortization	360,249	94,991	34,466	12,309	502,015
Acquisition and integration costs	—	—	—	13,884	13,884
Change in fair value of contingent consideration	(7,891)	—	—	—	(7,891)
Equity in net income of Diamond Green Diesel	—	—	366,380	—	366,380
Segment operating income/(loss)	419,172	211,646	425,265	(106,357)	949,726
Equity in net income of other unconsolidated subsidiaries	5,011	—	—	—	5,011
Segment income/(loss)	424,183	211,646	425,265	(106,357)	954,737
Total other expense (c)					(234,780)
Income before income taxes					$ 719,957
Segment assets at December 30, 2023	$ 4,702,593	$ 2,646,702	$ 2,589,145	$1,122,644	$11,061,084

(c)   Total other expense includes interest expense, foreign currency gain (loss) and other income (expense). Interest expense and foreign currency gain (loss) are separately disclosed on our Statement of Operations. Other income (expense) consists of interest income of approximately $16.4 million, casualty gain of approximately $7.8 million, other pension expense excluding service cost of approximately $(1.5) million and other expense of approximately $(6.4) million.

	Feed Ingredients	Food Ingredients	Fuel Ingredients	Corporate	Total
Fiscal Year Ended December 31, 2022					
Total net sales	$ 4,539,000	$ 1,459,630	$ 533,574	$ —	$ 6,532,204
Cost of sales and operating expenses	3,473,506	1,102,250	426,853	—	5,002,609
Gross Margin	1,065,494	357,380	106,721	—	1,529,595
Gain on sale of assets	(3,426)	(1,008)	(60)	—	(4,494)
Selling, general and administrative expenses	258,781	101,681	13,690	62,456	436,608
Restructuring and asset impairment charges	8,557	21,109	—	—	29,666
Acquisition and integration costs	—	—	—	16,372	16,372
Depreciation and amortization	295,249	59,029	29,500	10,943	394,721
Equity in net income of Diamond Green Diesel	—	—	372,346	—	372,346
Segment operating income/(loss)	506,333	176,569	435,937	(89,771)	1,029,068
Equity in net income of other unconsolidated subsidiaries	5,102	—	—	—	5,102
Segment income/(loss)	511,435	176,569	435,937	(89,771)	1,034,170
Total other expense (d)					(140,452)
Income before income taxes					$ 893,718

(d)   Total other expense includes interest expense, foreign currency gain (loss) and other income (expense). Interest expense and foreign currency gain (loss) are separately disclosed on our Statement of Operations. Other income (expense) consists of interest income of approximately $5.3 million, casualty loss of approximately $(4.6) million, other pension income excluding service cost of approximately $1.1 million and other expense of approximately $(5.4) million.

Business Segment Property, Plant and Equipment (in thousands):

	December 28, 2024	December 30, 2023	December 31, 2022
Capital expenditures for the year ended:			
Feed Ingredients	$ 219,541	$ 413,831	$ 270,157
Food Ingredients	81,808	92,704	72,301
Fuel Ingredients	27,230	39,053	37,568
Corporate	3,886	9,892	11,283
Total (a)	$ 332,465	$ 555,480	$ 391,309

(a)   Excludes capital assets acquired in acquisitions in fiscal 2024, 2023 and 2022 of approximately $37.4 million, $155.5 million and $588.8 million, respectively.

Long-lived assets related to the Company's operations by geography were as follows (in thousands):

	FY 2024 Long-Lived Assets	FY 2023 Long-Lived Assets
North America	$ 5,518,153	$ 5,667,606
Europe	1,344,033	1,329,466
China	115,152	116,698
South America	1,636,246	2,072,840
Other	17,453	18,808
Total	$ 8,631,037	$ 9,205,418

NOTE 22.   REVENUE

The Company extends payment terms to its customers based on commercially acceptable practices. The term between invoicing and payment due date is not significant. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring finished products or performing services, which is generally based on executed agreement or purchase order.

Most of the Company's products are shipped based on the customer specifications. Customer returns are infrequent and not material to the Company. Adjustments to net sales for sales deductions are generally recognized in the same period as the sale or when known. Customers in certain industries or countries may be required to prepay prior to shipment in order to maintain payment protection. These represent short-term prepayment from customers and are not material to the Company. The Company elected to treat shipping and handling as fulfillment costs. Sales, value-add, and other taxes collected concurrently with revenue-producing activities are excluded from revenue and booked on a net basis.

The following tables present the Company revenues disaggregated by geographic area and major product types by reportable segment for the years ended December 28, 2024, December 30, 2023 and December 31, 2022 (in thousands):

	Year Ended December 28, 2024							
		Feed Ingredients		Food Ingredients		Fuel Ingredients		Total
Geographic Area								
North America	$	2,847,178	$	402,693	$	—	$	3,249,871
Europe		414,839		661,756		550,465		1,627,060
China		28,409		238,059		—		266,468
South America		369,759		134,757		—		504,516
Other		15,424		51,836		—		67,260
Total net sales	$	3,675,609	$	1,489,101	$	550,465	$	5,715,175
Major product types								
Fats	$	1,303,828	$	160,184	$	—	$	1,464,012
Used cooking oil		351,309		—		—		351,309
Proteins		1,484,581		—		—		1,484,581
Bakery		190,462		—		—		190,462
Other rendering		293,648		—		—		293,648
Food ingredients		—		1,232,521		—		1,232,521
Bioenergy		—		—		550,465		550,465
Other		51,781		96,396		—		148,177
Total net sales	$	3,675,609	$	1,489,101	$	550,465	$	5,715,175

	Year Ended December 30, 2023							
		Feed Ingredients		Food Ingredients		Fuel Ingredients		Total
Geographic Area								
North America	$	3,696,423	$	469,289	$	—	$	4,165,712
Europe		373,180		754,846		563,423		1,691,449
China		27,433		281,139		—		308,572
South America		362,657		171,425		—		534,082
Other		12,899		75,366		—		88,265
Total net sales	$	4,472,592	$	1,752,065	$	563,423	$	6,788,080
Major product types								
Fats	$	1,739,349	$	164,730	$	—	$	1,904,079
Used cooking oil		497,657		—		—		497,657
Proteins		1,672,027		—		—		1,672,027
Bakery		255,214		—		—		255,214
Other rendering		243,525		—		—		243,525
Food ingredients		—		1,476,875		—		1,476,875
Bioenergy		—		—		563,423		563,423
Other		64,820		110,460		—		175,280
Total net sales	$	4,472,592	$	1,752,065	$	563,423	$	6,788,080

| | Year Ended December 31, 2022 | | | |
	Feed Ingredients	Food Ingredients	Fuel Ingredients	Total
Geographic Area				
North America	$ 3,852,559	$ 369,499	$ —	$ 4,222,058
Europe	502,432	733,967	533,574	1,769,973
China	25,100	259,584	—	284,684
South America	146,682	40,661	—	187,343
Other	12,227	55,919	—	68,146
Total net sales	$ 4,539,000	$ 1,459,630	$ 533,574	$ 6,532,204
Major product types				
Fats	$ 1,951,183	$ 205,674	$ —	$ 2,156,857
Used cooking oil	519,119	—	—	519,119
Proteins	1,476,553	—	—	1,476,553
Bakery	333,442	—	—	333,442
Other rendering	200,945	—	—	200,945
Food ingredients	—	1,121,995	—	1,121,995
Bioenergy	—	—	533,574	533,574
Other	57,758	131,961	—	189,719
Total net sales	$ 4,539,000	$ 1,459,630	$ 533,574	$ 6,532,204

Revenue from Contracts with Customers

The Company has two primary revenue streams. Finished product revenues are recognized when control of the promised finished product is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the finished product. Service revenues are recognized in net sales when the service occurs.

Fats. Fats include the Company's global activities related to the collection and processing of beef, poultry and pork animal by-products into finished products of non-food grade oils and food grade fats. Fats net sales are recognized when the Company ships the finished product to the customer and control has been transferred.

Proteins. Proteins include the Company's global activities related to the collection and processing of beef, poultry and pork animal by-products into finished products of protein meal. Proteins net sales are recognized when the Company ships the finished product to the customer and control has been transferred.

Used Cooking Oil. Used cooking oil includes collection and processing of used cooking oil into finished products of non-food grade fats. Used cooking oil net sales are recognized when the Company ships the finished product to the customer and control has been transferred.

Bakery. Bakery includes collection and processing of bakery residuals into finished product including Cookie Meal®, an animal feed ingredient primarily used in poultry and swine rations. Bakery net sales are recognized when the Company ships the finished product to the customer and control has been transferred.

Other Rendering. Other rendering includes hides, pet food products, and service charges. Hides and pet food net sales are recognized when the Company ships the finished product to the customer and control has been transferred. Service revenues are recognized in net sales when the service has occurred.

Food Ingredients. Food ingredients includes collection and processing of pigskin, hide, bone and fish into finished product. It also includes harvesting, sorting and selling of hog and sheep casings as well as harvesting, purchasing and processing of hog, sheep and beef meat for pet food industry. Collagen and CTH meat and casings net sales are recognized when the Company ships the finished product to the customer and control has been transferred.

Bioenergy. Bioenergy includes Ecoson, which converts organic sludge and food waste into biogas and Rendac, which collects fallen stock and animal waste for a fee and processes these materials into fats and meals that can only be used as low grade energy or fuel for boilers and cement kilns. Net sales are recognized when the finished product is shipped to the customer and control has been transferred. Service revenues are recognized in net sales when the service has occurred.

Other. Other includes grease trap collection and environmental services to food processors in the Feed Ingredients segment and Sonac Bone and Sonac Heparin in the Food Ingredients segment. Net sales are recognized when the Company ships the finished product to the customer and control has been transferred. Service revenues are recognized in net sales when the service has occurred.

Long-Term Performance Obligations. The Company from time to time enters into long-term contracts to supply certain volumes of finished products to certain customers. Revenue recognized in fiscal 2024, 2023 and 2022 under these long-term supply contracts was approximately $156.3 million, $171.1 million and $168.4 million, respectively, with the remaining performance obligations to be recognized in future periods (generally 3 years) of approximately $610.7 million.

NOTE 23. RELATED PARTY TRANSACTIONS

Raw Material Agreement

The Company entered into a Raw Material Agreement with the DGD Joint Venture in May 2011 pursuant to which the Company will offer to supply certain animal fats and used cooking oil at market prices, but the DGD Joint Venture is not obligated to purchase the raw material offered by the Company. Additionally, the Company may offer other feedstocks to the DGD Joint Venture, such as inedible corn oil, purchased on a resale basis. For the years ended December 28, 2024, December 30, 2023 and December 31, 2022, the Company has recorded sales to the DGD Joint Venture of approximately $968.9 million, $1.3 billion and $1.1 billion, respectively. At December 28, 2024 and December 30, 2023, the Company has approximately $9.5 million and $172.3 million in outstanding receivables due from the DGD Joint Venture, respectively. In addition, the Company has eliminated additional sales of approximately $50.5 million, $79.4 million and $62.8 million for the years ended December 28, 2024, December 30, 2023 and December 31, 2022, respectively to the DGD Joint Venture and deferred the Company's portion of profit on those sales relating to inventory assets still remaining on the DGD Joint Venture's balance sheet at December 28, 2024, December 30, 2023 and December 31, 2022 of approximately $3.7 million, $16.1 million and $15.8 million, respectively.

Revolving Loan Agreement

On May 1, 2019, Darling through its wholly owned subsidiary Darling Green Energy LLC, ("Darling Green"), and Diamond Alternative Energy, LLC, a wholly owned subsidiary of Valero ("Diamond Alternative" and together with Darling Green, the "DGD Lenders") entered into a revolving loan agreement (the "2019 DGD Loan Agreement") with the DGD Joint Venture, pursuant to which the DGD Lenders committed to making loans available to the DGD Joint Venture in the amount of $50.0 million with each lender committed to $25.0 million of the total commitment. Any borrowings by the DGD Joint Venture under the 2019 DGD Loan Agreement were at the applicable annum rate equal to the sum of (a) the LIBO Rate (meaning Reuters BBA Libor Rates Page 3750) on such day plus (b) 2.50%. On June 15, 2023, the DGD Lenders entered into a new revolving loan agreement (the "2023 DGD Loan Agreement") with the DGD Joint Venture that replaced and superseded in its entirety the 2019 DGD Loan Agreement and pursuant to which the DGD Lenders have committed to making loans available to the DGD Joint Venture in the total amount of $200.0 million with each lender committed to $100.0 million of the total commitment. Any borrowings by the DGD Joint Venture under the 2023 DGD Loan Agreement are at the applicable annum rate equal to the sum of (a) Term SOFR on such day plus (b) 2.50%. The 2023 DGD Loan Agreement expires on June 15, 2026. In December 2022, the DGD Joint Venture borrowed all $50.0 million available under the 2019 DGD Loan Agreement, including the Company's full $25.0 million commitment, which was repaid in fiscal 2023. In January 2024, the DGD Joint Venture borrowed all $200.0 million available under the 2023 DGD Loan Agreement, including the Company's full $100.0 million commitment, which was repaid in March 2024. The DGD Joint Venture paid interest to the Company for the years ended December 28, 2024, December 30, 2023 and December 31, 2022 of approximately $1.6 million, $0.6 million and $0.6 million, respectively. As of December 28, 2024 and December 30, 2023, zero was owed to Darling Green under the 2023 DGD Loan Agreement. This note receivable amount when outstanding is included in other current assets on the balance sheet and is included in investing activities on the cash flow statement.

Guarantee Agreements

In February 2020, in connection with the DGD Joint Venture's expansion project at its St. Charles plant, the Company entered into two agreements (the "IMTT Terminaling Agreements") with International-Matex Tank Terminals ("IMTT"), pursuant to which the DGD Joint Venture will move raw material and finished product to and from the IMTT terminal facility by pipeline, thereby providing better logistical capabilities. As a condition to entering into the IMTT Terminaling Agreements, IMTT required that the Company and Valero guarantee their proportionate share, up to $50 million each, of the DGD Joint Venture's obligations under the IMTT Terminaling Agreements (the "Guarantee"), subject to the conditions provided for in the IMTT Terminaling Agreements. The Company has not recorded any liability as a result of the guarantee, as the Company believes the likelihood of having to make any payments under the guarantee is remote.

In April 2021, in connection with the DGD Joint Venture's expansion project at its Port Arthur plant, the Company entered into two agreements (the "GTL Terminaling Agreements") with GT Logistics, LLC ("GTL"), pursuant to which the DGD Joint Venture will move raw material and finished product to and from the GTL terminal facility by pipeline, thereby providing better logistical capabilities. As a condition to entering into the GTL Terminaling Agreements, GLT required that the Company and Valero guarantee their proportionate share, up to a maximum of approximately $160 million each, of the DGD Joint Venture's obligations under the GTL Terminaling Agreements (the "GTL Guarantee"), subject to the conditions provided for in the GTL Terminaling Agreements. The maximum amount of the GTL Guarantee is reduced over the 20-year initial term of the GTL Terminaling Agreements as the termination fee under such agreements declines. The Company has not recorded any liability as a result of the GTL Guarantee, as the Company believes the likelihood of having to make any payments under the GTL Guarantee is remote.

NOTE 24. CASH FLOW INFORMATION

The following table sets forth supplemental cash flow information and non-cash transactions (in thousands):

| | Twelve Months Ended | | |
	December 28, 2024	December 30, 2023	December 31, 2022
Supplemental disclosure of cash flow information:			
Change in accrued capital expenditures	$ (19,167)	$ 2,222	$ 9,558
Cash paid during the year for:			
Interest, net of capitalized interest	$ 243,679	$ 261,321	$ 113,362
Income taxes, net of refunds	$ 102,680	$ 152,670	$ 113,013
Non-cash operating activities			
Operating lease right of use asset obtained in exchange for new lease liabilities	$ 73,118	$ 79,462	$ 70,269
Non-cash financing activities			
Debt issued for assets	$ 362	$ 3,827	$ 6,103

NOTE 25. NEW ACCOUNTING PRONOUNCEMENTS

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures, which requires new disclosures providing further detail of a Company's income statement expense line items. This ASU is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosure, but does not expect this update to have a material impact on the Company's consolidated financial statements other than additional information that is provided in the footnote disclosure.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures, which expands the disclosures required in an entity's income tax rate reconciliation table and disclosure of income taxes paid both in U.S. and foreign jurisdictions. The amendments are effective for fiscal years beginning after December 15, 2024 and should be applied prospectively. Early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosure, but does not expect this update to have a material impact on the Company's consolidated financial statements other than additional information that is provided in the footnote disclosure.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures. The amendment requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment's profit or loss and assets. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024 and should be applied retrospectively. Early adoption is permitted. The Company adopted this ASU in 2024 and the adoption did not have an impact on the Company's consolidated financial statements other than additional information that is provided in the footnote disclosure.

PART II

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

As required by Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company's management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, as of the end of the period covered by this report, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. As defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, disclosure controls and procedures are controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Based on management's evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Internal Control over Financial Reporting.

(a) *Management's Annual Report on Internal Control over Financial Reporting.* Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. Those rules define internal control over financial reporting as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 28, 2024. In making this assessment, the Company's management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on their assessment, management has concluded that the Company's internal control over financial reporting was effective at the reasonable assurance level as of December 28, 2024.

During 2024, the Company acquired Miropasz. The Company is currently in the process of integrating the Miropasz Acquisition pursuant to the Sarbanes-Oxley Act of 2002. The Company is evaluating changes to processes, information technology systems and other components of internal controls over financial reporting as part of the ongoing integration activities, and as a result, certain controls will be periodically changed. The Company believes, however, it will be able to maintain sufficient controls over the substantive results of its financial reporting throughout the integration process. Because of the timing of other recent acquisitions, the internal control over financial reporting of the Miropasz Acquisition has been excluded from management's assessment of the Company's internal control over financial reporting for fiscal 2024, as permitted under SEC regulations. Miropasz represented approximately $140.3 million of the Company's consolidated total assets as of December 28, 2024 and attributed approximately $88.1 million in net sales for the year ended December 28, 2024.

KPMG LLP, the registered public accounting firm that audited the Company's financial statements, has issued an audit report on the effectiveness of internal control over financial reporting, which report is included herein.

(b) *Attestation Report of the Registered Public Accounting Firm.* The attestation report called for by Item 308(b) of Regulation S-K is incorporated herein by reference to Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting, included in Part II, Item 8. "Financial Statements and Supplementary Data" of this report.

(c) *Changes in Internal Control over Financial Reporting.* As required by Exchange Act Rule 13a-15(d), the Company's management, including the Chief Executive Officer and Chief Financial Officer, also conducted an evaluation of the Company's internal control over financial reporting to determine whether any change occurred during the last fiscal quarter of the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Based on that evaluation there has been no change in the Company's internal control over financial reporting during the last fiscal quarter of the period covered by this report that has materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting. During fiscal 2024, the Company has implemented internal controls over financial reporting for the Gelnex Acquisition, which has materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Plan Adoptions and Modifications

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item with respect to Items 401, 405 and 407 of Regulation S-K will appear in the sections entitled "Election of Directors," "Our Management - Executive Officers and Directors," "Delinquent Section 16 (a) Reports" and "Corporate Governance-Committees of the Board - Audit Committee" included in the Company's definitive Proxy Statement relating to the 2025 annual meeting of stockholders, which will be filed no later than 120 days after December 28, 2024, and such information is incorporated herein by reference.

The Company has adopted the Darling Ingredients Inc. Code of Conduct ("Code of Conduct"), which is applicable to all of the Company's employees, including its senior financial officers, the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Controller, Treasurer and General Counsel. A copy of the Company's Code of Conduct has been posted on the "Investor" portion of our web site, at www.darlingii.com/investors. We intend to satisfy the disclosure requirements of the SEC regarding amendments to, or waivers from, the Code of Conduct by posting such information on the same web site.

We have adopted an Insider Trading and Confidentiality Policy and procedures governing the purchase, sale and other dispositions of our securities by our directors, officers and employees, and have implemented processes for the Company, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our Insider Trading and Confidentiality Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will appear in the sections entitled "Executive Compensation," "Compensation Committee Report" and "Corporate Governance - Compensation Committee Interlocks and Insider Participation" included in the Company's definitive Proxy Statement relating to the 2025 annual meeting of stockholders, which will be filed no later than 120 days after December 28, 2024, and such information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

EQUITY COMPENSATION PLANS

The following table sets forth certain information as of December 28, 2024, with respect to the Company's equity compensation plans (including individual compensation arrangements) under which the Company's equity securities are authorized for issuance, aggregated by (i) all compensation plans previously approved by the Company's security holders, and (ii) all compensation plans not previously approved by the Company's security holders. The table includes:

•   the number of securities to be issued upon the exercise of outstanding options and granted non-vested stock;

•   the weighted-average exercise price of the outstanding options and granted non-vested stock; and

•   the number of securities that remain available for future issuance under the plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights		(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,395,034	(1)	$28.32	—
Equity compensation plans not approved by security holders	—		—	—
Total	3,395,034		$28.32	—

(1) Includes shares underlying options that have been issued and granted non-vested stock pursuant to the Company's 2012 Omnibus Incentive Plan and 2017 Omnibus Incentive Plan, each as approved by the Company's stockholders. See Note 13 of Notes to Consolidated Financial Statements included herein for information regarding the material features of the 2017 Omnibus Incentive Plan.

The information required by this Item with respect to Item 403 of Regulation S-K will appear in the section entitled "Security Ownership of Certain Beneficial Owners and Management" included in the Company's definitive Proxy Statement relating to the 2025 annual meeting of stockholders, which will be filed no later than 120 days after December 28, 2024, and such information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will appear in the sections entitled "Transactions with Related Persons, Promoters and Certain Control Persons" and "Corporate Governance - Independent Directors" included in the Company's definitive Proxy Statement relating to the 2025 annual meeting of stockholders, which will be filed no later than 120 days after December 28, 2024, and such information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item will appear in the section entitled "Ratification of Selection of Independent Registered Public Accountant" included in the Company's definitive Proxy Statement relating to the 2025 annual meeting of stockholders, which will be filed no later than 120 days after December 28, 2024, and such information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report:

(1) The following consolidated financial statements are included in Item 8.

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

(3) Exhibits

(With regard to applicable cross-references in the list of exhibits below, the Company's Current, Quarterly and Annual Reports are filed with the Securities and Exchange Commission under File No. 001-13323).

<u>Exhibit No.</u>

3.1   Amended and Restated Certificate of Incorporation of the Company, effective May 7, 2024 (filed as Exhibit 3.1 to the Company's Form 10-Q filed August 7, 2024 and incorporated herein by reference).

3.2   Amended and Restated Bylaws of the Company dated February 24, 2023 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed March 1, 2023 and incorporated herein by reference).

4.1   Certificate of Designation, Preferences and Rights of Series A Preferred Stock (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-1 filed May 23, 2002 and incorporated herein by reference).

4.2   Senior Notes Indenture, dated as of May 2, 2018, by and among Darling Global Finance B.V., Darling Ingredients Inc., the subsidiary guarantors party thereto from time to time, Citibank, N.A., London Branch, as trustee and principal paying agent, and Citigroup Global Markets Deutschland AG, as principal registrar (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed May 2, 2018 and incorporated herein by reference).

4.3   First Supplemental Indenture, dated as of September 2, 2022, by and among Darling Ingredients Inc., the guarantors party thereto from time to time, and Citibank, N.A., London Branch, as trustee (filed as Exhibit 4.3 to the Company's Annual Report on Form 10-K filed February 27, 2023 and incorporated herein by reference).

4.4   Second Supplemental Indenture, dated as of June 20, 2023, by and among Darling Ingredients Inc., the guarantors party thereto from time to time, and Citibank, N.A., London Branch, as trustee (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q filed August 8, 2023 and incorporated herein by reference).

4.5   Senior Notes Indenture, dated as of April 3, 2019, by and among Darling Ingredients Inc., the guarantors party thereto from time to time, and Regions Bank, as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed April 3, 2019 and incorporated herein by reference).

4.6   First Supplemental Indenture, dated as of September 2, 2022, by and among Darling Ingredients Inc., the guarantors party thereto from time to time, and Regions Bank, as trustee (filed as Exhibit 4.5 to the Company's Annual Report on Form 10-K filed February 27, 2023 and incorporated herein by reference).

4.7   Second Supplemental Indenture, dated as of June 20, 2023, by and among Darling Ingredients Inc., the guarantors party thereto from time to time, and Regions Bank, as trustee (filed as Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q filed August 8, 2023 and incorporated herein by reference).

4.8   Senior Notes Indenture, dated as of June 9, 2022, by and among Darling Ingredients Inc., as issuer, the guarantors party thereto from time to time, and Truist Bank, as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed June 9, 2022 and incorporated herein by reference).

4.9   First Supplemental Indenture, dated as of August 17, 2022, by and among Darling Ingredients Inc., as issuer, the guarantors party thereto from time to time, and Truist Bank, as trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed August 17, 2022 and incorporated herein by reference).

4.10   Second Supplemental Indenture, dated as of September 2, 2022, by and among Darling Ingredients Inc., as issuer, the guarantors party thereto from time to time, and Truist Bank, as trustee (filed as Exhibit 4.8 to the Company's Annual Report on Form 10-K filed February 27, 2023 and incorporated herein by reference).

4.11   Third Supplemental Indenture, dated as of June 20, 2023, by and among Darling Ingredients Inc., as issuer, the guarantors party thereto from time to time, and Truist Bank, as trustee (filed as Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q filed August 8, 2023 and incorporated by reference).

4.12   Description of Registered Securities (filed as Exhibit 4.4 to the Company's Annual Report on Form 10-K filed March 2, 2021 and incorporated by reference).

10.1   Second Amended and Restated Credit Agreement, dated as of January 6, 2014, by and among Darling International Inc., the other borrowers party thereto from time to time, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other agents from time to time party thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 10, 2014 and incorporated herein by reference).

10.2	First Amendment to the Second Amended and Restated Credit Agreement, dated as of May 13, 2015, among the Company, as the parent borrower, the other subsidiary borrowers party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and certain lenders party thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 15, 2015 and incorporated herein by reference).
10.3	Second Amendment to the Second Amended and Restated Credit Agreement, dated as of September 23, 2015, among the Company, as the parent borrower, the other subsidiary borrowers party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and certain lenders party thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 25, 2015 and incorporated herein by reference).
10.4	Third Amendment to the Second Amended and Restated Credit Agreement, dated as of October 14, 2015, among the Company, as the parent borrower, the other subsidiary borrowers party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and certain lenders party thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 14, 2015 and incorporated herein by reference).
10.5	Fourth Amendment to Second Amended and Restated Credit Agreement, dated as of December 16, 2016, by and among Darling Ingredients Inc., as the parent borrower, the other subsidiary borrowers party thereto, the subsidiary guarantors, JPMorgan Chase Bank, N.A., as administrative agent, and certain lenders party thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 20, 2016 and incorporated herein by reference).
10.6	Fifth Amendment to Second Amended and Restated Credit Agreement, dated as of December 18, 2017, by and among Darling Ingredients Inc., as the parent borrower, the other subsidiary borrowers party thereto, the subsidiary guarantors, JPMorgan Chase Bank, N.A., as administrative agent, and certain lenders party thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 20, 2017 and incorporated herein by reference).
10.7	Sixth Amendment to Second Amended and Restated Credit Agreement, dated as of September 18, 2020, by and among Darling Ingredients Inc., as the parent borrower, the other subsidiary borrowers party thereto, the subsidiary guarantors, JPMorgan Chase Bank, N.A., as administrative agent, and certain lenders party thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 23, 2020 and incorporated herein by reference).
10.8	Seventh Amendment to Second Amended and Restated Credit Agreement, dated as of December 9, 2021, by and among Darling Ingredients Inc., as the parent borrower, the other subsidiary borrowers party thereto, the subsidiary guarantors, JPMorgan Chase Bank, N.A., as administrative agent, and certain lenders party thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 13, 2021 and incorporated herein by reference).
10.9	Eighth Amendment to Second Amended and Restated Credit Agreement, dated as of March 2, 2022, by and among Darling Ingredients Inc., as the parent borrower, the other subsidiary borrowers party thereto, the subsidiary guarantors, JPMorgan Chase Bank, N.A., as administrative agent, and certain lenders party thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 4, 2022 and incorporated herein by reference).
10.10	Ninth Amendment to Second Amended and Restated Credit Agreement, dated as of September 6, 2022, by and among Darling Ingredients Inc., as the parent borrower, the other subsidiary borrowers party thereto, the subsidiary guarantors, JPMorgan Chase Bank, N.A., as administrative agent, and certain lenders party thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 8, 2022 and incorporated herein by reference).
10.11	Third Amended and Restated Security Agreement, dated as of September 18, 2020, by and among Darling Ingredients Inc., its subsidiaries signatory thereto and any other subsidiary who may become a party thereto and JPMorgan Chase Bank, N.A, as administrative agent (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed September 23, 2020 and incorporated herein by reference).
10.12	Third Amended and Restated Guaranty Agreement, dated as of September 18, 2020, by and among Darling Ingredients Inc., its subsidiaries signatory thereto and any other subsidiary who may become a party thereto and JPMorgan Chase Bank, N.A., as administrative agent (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed September 23, 2020 and incorporated herein by reference).
10.13	Fourth Amended and Restated Limited Liability Company Agreement, dated as of January 1, 2025, by and among Diamond Green Diesel Holdings LLC, Darling Green Energy LLC and Diamond Alternative Energy, LLC. (filed herewith).
10.14	Ground Lease, dated as of December 17, 2010, by and between Martom Properties, LLC and Griffin Industries, Inc. (Butler, Kentucky) (filed as Exhibit 10.6 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).

10.15	Ground Lease, dated as of December 17, 2010, by and between Martom Properties, LLC and Griffin Industries, Inc. (Henderson, Kentucky) (filed as Exhibit 10.7 to the Company's Current Report on Form 8-K filed December 20, 2010 and incorporated herein by reference).
10.16 *	Darling International Inc. 2012 Omnibus Incentive Plan (filed as Exhibit 99 to the Company's Registration Statement on Form S-8 filed May 31, 2012 and incorporated herein by reference).
10.17 *	Amendment to Darling International Inc. 2012 Omnibus Incentive Plan (filed as Exhibit 10.17 to the Company's Current Report on Form 10-K filed February 28, 2017 and incorporated herein by reference).
10.18 *	Darling Ingredients Inc. 2017 Omnibus Incentive Plan (filed as Exhibit 4.6 to the Company's Registration Statement on Form S-8 filed May 9, 2017 and incorporated herein by reference).
10.19 *	Form of Stock Option Notice and Agreement for use in connection with awards under the 2012 Omnibus Incentive Plan (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed May 12, 2016 and incorporated herein by reference).
10.20 *	Form of Performance Unit Award Agreement under the 2017 Omnibus Incentive Plan effective January 2018 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed May 9, 2018 and incorporated herein by reference).
10.21 *	Form of Global Performance Unit Award Agreement under the 2017 Omnibus Incentive Plan effective January 2021 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed May 11, 2021 and incorporated herein by reference).
10.22 *	Form of Global Performance Unit Award Agreement under the 2017 Omnibus Incentive Plan effective January 2023 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed May 9, 2023 and incorporated herein by reference).
10.23 *	Form of Stock Option Notice and Agreement for 2017 awards under the 2017 Omnibus Incentive Plan (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed May 11, 2017 and incorporated herein by reference).
10.24 *	Form of Stock Option Notice and Agreement under the 2017 Omnibus Incentive Plan effective January 2018 (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed May 9, 2018 and incorporated herein by reference).
10.25 *	Form of Global Restricted Stock Unit Award Agreement under the 2017 Omnibus Incentive Plan effective January 2021 (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed May 11, 2021 and incorporated herein by reference).
10.26 *	Form of Notice of Grant of Restricted Stock Unit Award (Non-Employee Directors) under the Darling International Inc. 2012 Omnibus Incentive Plan (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed August 7, 2014 and incorporated herein by reference).
10.27 *	Form of Notice of Grant of Restricted Stock Unit Award (Non-Employee Directors) under the Darling International Inc. 2017 Omnibus Incentive Plan (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed August 9, 2017 and incorporated herein by reference).
10.28 *	Non-Employee Director Compensation Program effective December 2021 (filed as Exhibit 10.28 to the Company's Annual Report on Form 10-K filed March 1, 2022 and incorporated herein by reference).
10.29 *	Non-Employee Director Compensation Program effective May 2023 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed August 8, 2023 and incorporated herein by reference).
10.30 *	Amended and Restated Employment Agreement, dated as of January 1, 2009, between Darling International Inc. and Randall C. Stuewe (filed as Exhibit 10.01 to the Company's Current Report on Form 8-K filed January 21, 2009 and incorporated herein by reference).
10.31 *	Amendment No. 1, dated as of March 23, 2015, to Amended and Restated Employment Agreement between Darling Ingredients Inc. and Randall C. Stuewe (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 25, 2015 and incorporated herein by reference).
10.32 *	Employment Agreement, dated August 21, 2014, between Darling International Netherlands BV and J.M.I.M. (Jan) van der Velden (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed May 9, 2018 and incorporated herein by reference).

10.33 *	Form of Senior Executive Termination Benefits Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 12, 2023 and incorporated herein by reference).
10.34 *	Form of Indemnification Agreement between Darling International Inc. and its directors and executive officers (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 25, 2008 and incorporated herein by reference).
19.1	Insider Trading and Confidentiality Policy (filed herewith).
21	Subsidiaries of the Registrant (filed herewith).
23.1	Consent of KPMG LLP (filed herewith).
23.2	Consent of KPMG LLP (filed herewith).
31.1	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, of Randall C. Stuewe, the Chief Executive Officer of the Company (filed herewith).
31.2	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, of Brad Phillips, the Chief Financial Officer of the Company (filed herewith).
32	Written Statement of Chief Executive Officer and Chief Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) (filed herewith).
97.1	Policy on Recoupment of Incentive Compensation Adopted November 5, 2023 (filed as Exhibit 97.1 to the Company's Annual Report on Form 10-K filed February 28, 2024 and incorporated herein by reference).
99.1	Consolidated Financial Statements of Diamond Green Diesel Holdings LLC and Subsidiary for the year ended December 31, 2024 (filed herewith).
101	Interactive Data Files Pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets as of December 28, 2024 and December 30, 2023; (ii) Consolidated Statements of Operations for the years ended December 28, 2024, December 30, 2023 and December 31, 2022; (iii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 28, 2024, December 30, 2023 and December 31, 2022; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 28, 2024, December 30, 2023 and December 31, 2022; (v) Consolidated Statements of Cash Flows for the years ended December 28, 2024, December 30, 2023 and December 31, 2022; and (vi) Notes to the Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
	The Exhibits are available upon request from the Company.

_____

*	Management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


DARLING INGREDIENTS INC.

By: /s/ Randall C. Stuewe
Randall C. Stuewe
Chairman of the Board and
Chief Executive Officer

Date: February 25, 2025


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Randall C. Stuewe Randall C. Stuewe	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 25, 2025
/s/ Brad Phillips Brad Phillips	Chief Financial Officer (Principal Financial Officer)	February 25, 2025
/s/ Joseph Manzi Joseph Manzi	Chief Accounting Officer (Principal Accounting Officer)	February 25, 2025
/s/ Charles Adair Charles Adair	Director	February 25, 2025
/s/ Larry A. Barden Larry A. Barden	Director	February 25, 2025
/s/ Celeste A. Clark Celeste A. Clark	Director	February 25, 2025
/s/ Linda Goodspeed Linda Goodspeed	Director	February 25, 2025
/s/ Enderson Guimaraes Enderson Guimaraes	Director	February 25, 2025
/s/ Randy L. Hill Randy L. Hill	Director	February 25, 2025
/s/ Gary W. Mize Gary W. Mize	Director	February 25, 2025
/s/ Kurt Stoffel Kurt Stoffel	Director	February 25, 2025

Principal Office

Darling Ingredients Inc.
5601 N. MacArthur Blvd.
Irving, Texas 75038
972.717.0300
www.darlingii.com

Transfer Agent and
Registrar
Computershare
C/O Shareholder Services
150 Royall Street
Canton, MA 02021

Overnight correspondence
Computershare
C/O Shareholder Services
150 Royall Street
Canton, MA 02021
www.computershare.com/investor

Independent Auditors
KPMG LLP
2323 Ross Ave., Suite 1400
Dallas, Texas 75201

Annual Meeting
May 7, 2025
10:00 a.m. Central Time
This year's Annual Meeting
will be held in a virtual
format via live audio
webcast. To attend the
meeting via the Internet,
please visit:
www.virtualshareholder
meeting.com/DAR2025

Form 10-K
Darling Ingredients Inc.'s
Annual Report on Form
10-K is available upon
request without charge:
c/o Investor Relations
Darling Ingredients Inc.
5601 N. MacArthur Blvd.
Irving, TX 75038

Directors

Randall C. Stuewe
Chairman and Director
since 2003

Charles Adair
Director since 2017

Larry A. Barden
Director since 2023

Celeste A. Clark
Director since 2021

Linda Goodspeed
Director since 2017

Enderson Guimaraes
Director since 2021

Randy L. Hill
Director since 2024

Gary W. Mize
Director since 2016

Soren Schroder
Director since 2025

Kurt Stoffel
Director since 2023

Executive Officers

Randall C. Stuewe
Chief Executive Officer

Robert Day
Executive Vice President
Chief Financial Officer

Matt Jansen
Chief Operating Officer
North-America

Jeroen Colpaert
Executive Vice President
Rousselot

Sandra Dudley
Executive Vice President
Renewables and Chief
Strategy Officer

Carlos Paz
Executive Vice President
Global Risk Management,
Ingredients

Brandon Lairmore
Executive Vice President
Darling U.S. Rendering
Operations

Patrick McNutt
Executive Vice President
Chief Administrative Officer

John F. Sterling
Executive Vice President
General Counsel and
Secretary

Jan van der Velden
Executive Vice President
International Rendering
and Specialties